Form 10-K, Exhibit 13
period 1996-09-28
THERMO ECOTEK CORP
filed 1996-12-09
CIK 864960

Exhibit 13
















                            THERMO ECOTEK CORPORATION

                        Consolidated Financial Statements

                                Fiscal Year 1996
PAGE

    Thermo Ecotek Corporation
    Consolidated Statement of Income


                                                     Nine Months
                                   Year Ended           Ended     Year Ended
                              ---------------------  -----------  ----------
                              Sept. 28,   Sept. 30,   Sept. 30,    Dec. 31,
    (In thousands)                 1996        1995        1995        1994
    ------------------------------------------------------------------------
                                         (Unaudited)

    Revenues (Note 14)         $150,076    $139,319   $107,139    $134,261
                               --------    --------   --------    --------

    Costs and Operating
      Expenses:
      Cost of revenues
        (includes $4,952,
        $4,689, $3,223 and
        $4,653 to related
        parties) (Notes 9
        and 10)                 101,883      98,822     74,097     100,457
      General and administra-
        tive expenses
        (includes $1,759,
        $1,885, $1,429 and
        $1,854 to related
        parties) (Notes 9
        and 10)                  12,218       9,307      7,856       8,555
                               --------    --------   --------    --------
                                114,101     108,129     81,953     109,012
                               --------    --------   --------    --------

    Operating Income             35,975      31,190     25,186      25,249

    Interest Income               5,104       3,340      2,820       1,636
    Interest Expense
      (includes $2,740,
      $2,740, $2,055 and
      $2,715 to parent
      company)                  (14,727)    (13,333)   (10,567)    (11,143)
    Equity in Loss of Joint
      Venture                       (26)          -          -           -
                               --------    --------   --------    --------
    Income Before Provision
      for Income Taxes and
      Minority Interest          26,326      21,197     17,439      15,742

    Provision for Income
      Taxes (Note 8)              7,271       7,200      6,027       4,972
    Minority Interest Expense     1,275       1,457      1,148       1,119
                               --------    --------   --------    --------
    Net Income                 $ 17,780    $ 12,540   $ 10,264    $  9,651
                               ========    ========   ========    ========

                                        2PAGE

    Thermo Ecotek Corporation
    Consolidated Statement of Income (continued)


                                                     Nine Months
                                   Year Ended           Ended     Year Ended
                              ---------------------  -----------  ----------
    (In thousands except      Sept. 28,   Sept. 30,   Sept. 30,    Dec. 31,
    per share amounts)             1996        1995        1995        1994
    ------------------------------------------------------------------------
                                         (Unaudited)
    Earnings per Share:
      Primary                  $    .70    $   0.58   $   0.46    $   0.48
                               ========    ========   ========    ========
      Fully diluted            $    .53    $   0.43   $   0.34    $   0.37
                               ========    ========   ========    ========

    Weighted Average Shares:
      Primary                    25,476      21,796     22,477      20,118
                               ========    ========   ========    ========
      Fully diluted              36,315      33,114     33,794      31,193
                               ========    ========   ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.



                                        3PAGE

    Thermo Ecotek Corporation
    Consolidated Balance Sheet


                                               September 28,   September 30,
    (In thousands)                                      1996            1995
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                    $ 63,238         $ 49,159
      Restricted funds (Note 1)                      18,936           11,992
      Accounts receivable and unbilled revenues      28,061           25,275
      Inventories                                    11,299            9,976
      Prepaid income taxes (Note 8)                   2,016            2,847
      Other current assets (Note 12)                  2,937            2,536
                                                   --------         --------
                                                    126,487          101,785
                                                   --------         --------

    Property, Plant and Equipment, Net              262,766          244,750
                                                   --------         --------

    Note Receivable (Note 12)                             -              900
                                                   --------         --------

    Due from Parent Company (Note 8)                 12,116           18,794
                                                   --------         --------

    Long-term Available-for-sale Investments,
      at Quoted Market Value (amortized cost of
      $6,004 in fiscal 1996) (Note 3)                20,254                -
                                                   --------         --------

    Restricted Funds (Note 1)                        14,112           12,040
                                                   --------         --------
    Other Assets (Note 1)                            13,410           12,207
                                                   --------         --------
                                                   $449,145         $390,476
                                                   ========         ========








                                        4PAGE

    Thermo Ecotek Corporation
    Consolidated Balance Sheet (continued)

                                               September 28,   September 30,
    (In thousands except share amounts)                 1996            1995
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Current portion of long-term
        obligations (Note 13)                       $ 24,806        $ 21,291
      Accounts payable                                 1,517           1,274
      Lease obligations payable                        1,812           1,765
      Accrued interest                                 3,159           3,496
      Accrued income taxes                             1,858           4,452
      Other accrued expenses                          15,532          10,695
      Due to parent company                            1,586             451
                                                    --------        --------
                                                      50,270          43,424
                                                    --------        --------
    Long-term Obligations (Note 13):
      Nonrecourse tax-exempt obligations              77,900          94,700
      4% Subordinated convertible debentures,
        due to parent company                         68,500          68,500
      Noninterest-bearing subordinated convertible
        debentures                                    31,727               -
      Capital lease obligations                       31,154          39,160
                                                    --------        --------
                                                     209,281         202,360
                                                    --------        --------
    Deferred Income Taxes (Note 8)                    42,633          34,892
                                                    --------        --------
    Other Deferred Items (Note 12)                    13,958          13,958
                                                    --------        --------
    Minority Interest                                  3,316           2,857
                                                    --------        --------
    Commitments and Contingencies
      (Notes 4, 9, 10 and 11)

    Shareholders' Investment (Notes 5 and 6):
      Common stock, $.10 par value, 50,000,000
        shares authorized; 16,174,636 and
        15,506,433 shares issued                       1,617           1,551
      Capital in excess of par value                  74,740          64,188
      Retained earnings                               45,048          27,268
      Treasury stock at cost, 21,413 and 1,521
        shares                                          (481)            (22)
      Net unrealized gain on available-for-sale
        investments (Note 3)                           8,763               -
                                                    --------        --------
                                                     129,687          92,985
                                                    --------        --------
                                                    $449,145        $390,476
                                                    ========        ========


    The accompanying notes are an integral part of these consolidated financial statements.
                                        5PAGE

    Thermo Ecotek Corporation
    Consolidated Statement of Cash Flows


                                                     Nine Months
                                   Year Ended           Ended     Year Ended
                              ---------------------  -----------  ----------
                              Sept. 28,   Sept. 30,   Sept. 30,    Dec. 31,
    (In thousands)                 1996        1995        1995        1994
    ------------------------------------------------------------------------
                                         (Unaudited)
    Operating Activities:
      Net income               $ 17,780    $ 12,540   $ 10,264    $  9,651
      Adjustments to reconcile
        net income to net cash
        provided by operating
        activities:
          Minority interest
            expense               1,275       1,457      1,148       1,119
          Depreciation and
            amortization         20,425      15,239     12,752      10,080
          Deferred income tax
            expense               3,086       6,088      3,987       7,396
          Changes in current
            accounts, excluding
            the effect of
            acquisition:
              Restricted funds   (6,944)      2,038      3,453       6,038
              Accounts
                receivable
                and unbilled
                revenues         (2,130)     (3,236)   (11,050)      2,473
              Inventories         1,584      (1,078)       582         809
              Other current
                assets              544       5,423      3,418       2,772
              Accounts payable      148        (969)      (931)         30
              Lease obligations
                payable             389         879     (1,668)     (3,078)
              Due (to) from
                parent company    5,319        (874)       (91)          -
              Other current
                liabilities       3,599       2,787      3,572      (2,165)
          Other                      26         (77)       720         777
                               --------    --------   --------    --------
      Net cash provided by
        operating activities   $ 45,101    $ 40,217   $ 26,156    $ 35,902
                               --------    --------   --------    --------









                                        6PAGE

    Thermo Ecotek Corporation
    Consolidated Statement of Cash Flows (continued)

                                                     Nine Months
                                   Year Ended           Ended     Year Ended
                              ---------------------  -----------  ----------
                              Sept. 28,   Sept. 30,   Sept. 30,    Dec. 31,
    (In thousands)                 1996        1995        1995        1994
    ------------------------------------------------------------------------
                                         (Unaudited)
    Investing Activities:
      Acquisition (Note 4)    $ (8,088)    $      -    $      -     $      -
      Funding of long-term
        restricted funds        (2,073)     (10,485)     (7,907)      (4,133)
      (Increase) decrease in
        other assets            (3,004)      (2,030)     (2,030)         749
      Purchases of property,
        plant and equipment    (36,587)      (5,472)     (5,350)      (1,512)
                              --------     --------    --------     --------
      Net cash used in
        investing activities   (49,752)     (17,987)    (15,287)      (4,896)
                              --------     --------    --------     --------

    Financing Activities:
      Net proceeds from
        issuance of
        subordinated convert-
        ible debentures
        (Note 13)               35,942            -           -            -
      Repayment of long-term
        obligations            (14,100)     (11,200)     (3,400)     (16,300)
      Payments under capital
        lease obligations       (7,191)      (2,649)     (2,649)           -
      Net proceeds from
        issuance of Company
        common stock (Note 5)    5,026       27,575      27,575            -
      Distribution to minority
        partner                   (947)      (1,598)     (1,060)      (1,877)
      Due to parent company          -          542           -      (13,283)
                              --------     --------    --------     --------
      Net cash provided by
        (used in) financing
        activities              18,730       12,670      20,466      (31,460)
                              --------     --------    --------     --------

    Increase (Decrease) in
      Cash and Cash
      Equivalents               14,079       34,900      31,335         (454)
    Cash and Cash Equivalents
      at Beginning of Period    49,159       14,259      17,824       18,278
                              --------     --------    --------     --------
    Cash and Cash Equivalents
      at End of Period        $ 63,238     $ 49,159    $ 49,159     $ 17,824
                              ========     ========    ========     ========


                                        7PAGE

    Thermo Ecotek Corporation
    Consolidated Statement of Cash Flows (continued)


                                                     Nine Months
                                   Year Ended           Ended     Year Ended
                              ---------------------  -----------  ----------
                              Sept. 28,   Sept. 30,   Sept. 30,    Dec. 31,
    (In thousands)                 1996        1995        1995        1994
    ------------------------------------------------------------------------
                                         (Unaudited)
    Cash Paid For:
      Interest                 $ 14,267    $ 12,310   $ 11,409    $  6,804
      Income taxes             $    101    $     26   $     25    $      1

    Noncash Activities:
      Acquisition of asset
        under capital lease    $      -    $ 47,020   $ 47,020    $      -
      Reduction in lease
        obligations payable           -       1,980      1,980           -
                               --------    --------   --------    --------
          Assumption of
            obligations under
            capital lease      $      -    $(49,000)  $(49,000)   $      -
                               ========    ========   ========    ========

      Fair value of assets of
        acquired company       $  8,983    $      -   $      -    $      -
      Cash paid for acquired
        company                  (8,088)          -          -           -
                               --------    --------   --------    --------
          Liabilities assumed
            of acquired
            company            $    895    $      -   $      -    $      -
                               ========    ========   ========    ========

      Conversions of
        subordinated
        convertible
        debentures             $  5,273    $      -   $      -    $      -
                               ========    ========   ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.







                                        8PAGE

 Thermo Ecotek Corporation
 Consolidated Statement of Shareholders' Investment


                                                                          Net
                                                                   Unrealized
                         Common                                       Gain on
                         Stock,  Capital in                        Available-
                       $.10 Par   Excess of   Retained  Treasury     for-sale
(In thousands)            Value   Par Value   Earnings     Stock  Investments
-----------------------------------------------------------------------------
Balance January 1,
  1994                  $ 1,316     $36,826    $ 7,353   $     -      $     -
Net income                    -           -      9,651         -            -
                        -------     -------    -------   -------      -------
Balance December 31,
  1994                    1,316      36,826     17,004         -            -
Net income                    -           -     10,264         -            -
Issuance of stock
  under employees'
  stock plans                 2          89          -       (22)           -
Net proceeds from
  initial public
  offering of
  common stock
  (Note 5)                  233      27,273          -         -            -
                        -------     -------    -------   -------      -------
Balance September 30,
  1995                    1,551      64,188     27,268       (22)           -
Net income                    -                 17,780         -            -
Net proceeds from
  private placement
  of common stock
  (Note 5)                   22       4,942          -         -            -
Issuance of stock
  under employees'
  and directors'
  stock plans                18         503          -      (459)           -
Conversions of
  noninterest-bearing
  subordinated
  convertible
  debentures
  (Note 13)                  26       5,107          -         -            -
Change in net unrealized
  gain on available-
  for-sale investments
  (Note 3)                    -           -          -         -        8,763
                        -------     -------    -------   -------      -------
Balance September 28,
  1996                  $ 1,617     $74,740    $45,048   $  (481)     $ 8,763
                        =======     =======    =======   =======      =======


The accompanying notes are an integral part of these consolidated financial statements.

                                        9PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    1.   Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations

         Thermo Ecotek Corporation (the Company) is an environmental company providing a range of environmentally responsible technologies and products, including non-utility electric power generation using clean combustion processes, engineered clean fuels, as well as environmentally friendly pest control products through its biopesticides subsidiary, Thermo Trilogy Corporation (Thermo Trilogy) (Note 4).

         The Company is principally engaged in the development and operation of alternative-energy electrical generation facilities. The Company develops and operates facilities through joint ventures or limited partnerships in which the Company has a majority interest, or through wholly owned subsidiaries (the Operating Companies). The Company's interests in the Operating Companies range from 60% to 100% and, in each case, are held by wholly owned subsidiaries of the Company. Of the facilities operated by the Company, three are owned by the Company and the remainder are owned by unaffiliated parties who lease them to the Operating Companies under long-term leases (Note 9).

    Relationship with Thermo Electron Corporation

         The Company was incorporated on November 30, 1989 as a wholly owned subsidiary of Thermo Electron Corporation (Thermo Electron). At September 28, 1996, Thermo Electron owned 20,064,619 shares (adjusted to reflect the three-for-two stock split distributed in October 1996 in the form of a 50% stock dividend) of the common stock of the Company, representing 83% of the outstanding shares.

    Principles of Consolidation

         The accompanying financial statements include the accounts of the Company and its majority-owned and wholly owned Operating Companies. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for investments in businesses in which it owns between 20% and 50% using the equity method.

    Fiscal Year

         In June 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's transition period, which ended on September 30, 1995, was the 39-week period from January 1, 1995 to September 30, 1995, referenced as "fiscal 1995." References to "fiscal 1996" and "1994" are for the years ended September 28, 1996 and December 31, 1994, respectively. Fiscal 1996 and 1994 each included 52 weeks. The unaudited consolidated statements of income and cash flows for the 52-week period ended September 30, 1995 are presented for comparative purposes only.

                                       10PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Cash Equivalents and Restricted Funds

         As of September 28, 1996, $53,250,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents also include investments in money market accounts. The use of cash and cash equivalents totaling $7,603,000 and $6,402,000 at September 28, 1996 and September 30, 1995, respectively, was restricted by the terms of certain Operating Companies' lease and financing agreements.

         Restricted funds in the accompanying balance sheet represent amounts held in trust for lease and debt payments and working capital requirements, as required by certain of the Operating Companies' lease and financing agreements, and are invested in money market accounts. Restricted funds that are not expected to be used within the next fiscal year are classified as long-term in the accompanying balance sheet.

         All cash equivalents and restricted funds are carried at cost, which approximates market value.

    Inventories

         Inventories consist of raw materials, fuel, operating supplies, spare parts, and include, where applicable, materials and overhead. Inventories are stated at the lower of cost (on a first-in, first-out or average basis) or market value. Work in process and finished goods were not material at fiscal year-end 1996 and 1995.

    Available-for-sale Investments

         Pursuant to Statement of Financial Accounting Standards (SFAS)
    No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's investments in long-term debt and marketable equity securities are accounted for at market value (Note 3).

                                       11PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Property, Plant and Equipment

         The costs of additions and improvements are capitalized. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: electric generating facilities - 25 years, property under capital lease - the life of the asset, leasehold improvements - the lesser of the term of the lease or the life of the asset, and machinery and equipment - 3 to 7 years. Property, plant and equipment consist of the following:

    (In thousands)                                          1996        1995
    ------------------------------------------------------------------------
    Land                                                $  3,479    $  3,479
    Electric generating facilities (Notes 10 and 13)     200,425     200,324
    Property under capital lease                          47,020      47,020
    Machinery and equipment                                4,369       4,232
    Leasehold improvements                                15,032      14,445
    Construction in process (Note 4)                      39,059       3,297
                                                        --------    --------
                                                         309,384     272,797

    Less: Accumulated depreciation and amortization       46,618      28,047
                                                        --------    --------
                                                        $262,766    $244,750
                                                        ========    ========

    Other Assets

         Other assets in the accompanying balance sheet include certain costs associated with the development, pre-operation, and startup of the Company's alternative-energy facilities; prepaid rent relating to an Operating Company's lease agreement; and goodwill that arose in connection with the acquisition of an Operating Company. In fiscal 1996, other assets also include deferred debt expense relating to the Company's March 1996 issuance of subordinated convertible debentures (Note 13), and patents, licenses, and other intangible assets arising from the Thermo Trilogy acquisition (Note 4). These assets are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 30 years. These assets were $12.2 million and $9.2 million, net of accumulated amortization of $4.5 million and $3.7 million, at fiscal year-end 1996 and 1995, respectively.

         In addition, other assets include an investment in a joint venture in fiscal 1996 and an investment in KFx, Inc. (Note 3) in fiscal 1995.



                                       12PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Other Deferred Items

         Other deferred items in the accompanying balance sheet include rent that has been recognized ratably for financial reporting purposes in connection with an Operating Company's lease agreement (Note 9) and deferred income in connection with the termination of a power-sale agreement (Note 12).

    Revenue Recognition

         The Company earns revenues primarily from the operation of alternative-energy facilities. Revenues from plant operations are recorded as electricity is delivered. The Operating Companies have long-term power supply arrangements with local utilities, expiring between 2005 and 2020, to sell all the output of the plants currently in operation at established or formula-based defined rates (Note 11). Under certain of these arrangements, in the event of service termination by the Operating Companies prior to the end of the obligation period, the Operating Companies may be required to reimburse the utilities to the extent that cumulative revenue calculated at established rates exceeds the amounts calculated at the utilities' "avoided cost" rates. Management does not expect to incur any obligation under these provisions in the foreseeable future.

         The Woodland plant has conditions in its nonrecourse lease agreement that require the funding of a "power reserve" in years prior to 2000, based on projections of operating cash flow shortfalls in 2000 and thereafter. The power reserve represents funds available to make lease payments in the event that revenues are not sufficient after the plant converts to avoided-cost rates in March 2000. This funding requirement will significantly limit future profit distributions that Woodland may make to the Company. Accordingly, beginning in the first quarter of fiscal 1997, the Company will record as an expense, the funding of reserves required under Woodland's nonrecourse lease agreement to cover projected shortfalls in lease payments beginning in 2000. Consequently, the Company expects that the results of the Woodland plant will be reduced to approximately breakeven beginning in fiscal 1997 and thereafter. During fiscal 1996, the Woodland plant contributed $5.1 million of operating income.

    Repairs and Maintenance

         The Company charges routine repairs and maintenance to expense in the period the costs are incurred. The Company accrues for major maintenance and overhauls in anticipation of scheduled outages. Other accrued expenses in the accompanying balance sheet includes approximately $4.7 million and $2.5 million at fiscal year-end 1996 and 1995, respectively, in anticipation of major maintenance and overhauls.
                                       13PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Income Taxes

         The Company and Thermo Electron have a tax allocation agreement under which the Company is included in the consolidated federal and certain state income tax returns filed by Thermo Electron. The agreement provides that Thermo Electron charges or pays the Company amounts based on the Company's relative contribution to Thermo Electron's tax liability. If Thermo Electron's equity ownership of the Company were to drop below 80%, the Company would be required to file its own tax returns.

         In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share

         Primary earnings per share have been computed based on the weighted average number of common shares outstanding and common stock equivalents where dilutive, except for the effect of options granted during 1994 which, in accordance with Securities and Exchange Commission rules, was reflected in earnings per share for 1994. Common stock equivalents in all periods represent the effect of the assumed exercise of stock options, where material. In addition, in fiscal 1996, common stock equivalents include the assumed conversion of the noninterest-bearing subordinated convertible debentures. Fully diluted earnings per share assumes the exercise of stock options and the assumed conversion of the Company's subordinated convertible debentures, and elimination of the related interest expense.

    Stock Split

         In September 1996, the Company declared a three-for-two stock split in the form of a 50% stock dividend, payable on October 16, 1996, to shareholders of record as of October 2, 1996. All share and per share information, except for share information in the accompanying balance sheet, has been restated to reflect the stock split.

    Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
                                       14PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Presentation

         Certain amounts in fiscal 1995 and 1994 have been reclassified to conform to the fiscal 1996 financial statement presentation.


    2.   Unaudited Comparative Results

         The following unaudited financial information for the nine months ended October 1, 1994 is presented to provide comparative results for fiscal 1995, included in the accompanying statement of income.

                                                                    Nine
                                                                Months Ended
                                                                 October 1,
    (In thousands except per share amounts)                         1994
                                                                ------------
    Revenues                                                      $102,081
                                                                  --------

    Costs and Operating Expenses:
      Cost of revenues (includes $3,178 to related parties)         75,732
      General and administrative expenses (includes $1,276 to
        related parties)                                             7,104
                                                                  --------
                                                                    82,836
                                                                  --------

    Operating Income                                                19,245

    Interest Income                                                  1,116
    Interest Expense (includes $2,101 to parent company)            (8,377)
                                                                  --------
    Income Before Provision for Income Taxes and Minority
      Interest                                                      11,984
    Provision for Income Taxes                                       3,799
    Minority Interest Expense                                          810
                                                                  --------
    Net Income                                                    $  7,375
                                                                  ========

    Earnings per Share:
      Primary                                                     $    .37
                                                                  ========
      Fully diluted                                               $    .28
                                                                  ========

    Weighted Average Shares:
      Primary                                                       20,106
                                                                  ========
      Fully diluted                                                 30,921
                                                                  ========
                                       15PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    3.   Available-for-sale Investments

         The Company accounts for certain investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company's marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain on available-for-sale investments." As of September 28, 1996, the Company held one long-term available-for-sale investment, an investment in the common stock of KFx, Inc. (KFx), described below.

         In August 1995, the Company purchased 1,500,000 shares of KFx common stock representing an approximate 7% equity interest in KFx. The cost of the purchase was $3,000,000. In fiscal 1996, the Company purchased an additional 1,500,000 shares of KFx common stock for $3,000,000, bringing its total equity interest in KFx to approximately 14%. This investment was not accounted for as an available-for-sale investment in fiscal 1995 due to certain restrictions on the resale of the stock, which expire on January 1, 1997. The fair market value of this investment at September 28, 1996 was $20,254,000. Pursuant to the purchase agreement, the Company has the right, but not the obligation, to purchase an additional 1,250,000 shares of KFx common stock for $2.00 per share at any time from December 1, 1996 through January 31, 1997, if such shares are made available by KFx. Simultaneously with the execution of the purchase agreement, KFx granted to the Company a warrant to purchase an additional 7,750,000 shares at $3.65 per share, as well as a warrant to purchase further shares of the common stock of KFx at market value, defined so that the number, when added to all other shares of such common stock owned by the Company, would result in the Company owning 51% of the common stock of KFx on a fully-diluted basis. These warrants are exercisable from January 1, 2000 through July 1, 2001, but would terminate in the event that the Company did not purchase the shares made available by KFx as described above.


    4.   Acquisition and Projects Under Development

    Acquisition

         In May 1996, the Company, through two wholly owned subsidiaries, acquired the net assets of the biopesticides division of W.R. Grace & Co. (renamed Thermo Trilogy) which develops, manufactures, and markets environmentally friendly products used for pest control, for $8.1 million in cash. In addition, the Company will pay a royalty fee of seven percent on annual sales of the acquired business in excess of $14 million through the year 2000.

         This acquisition has been accounted for using the purchase method of accounting and its results of operations have been included in the accompanying financial statements from the date of acquisition. The aggregate cost of this acquisition approximated the fair value of the net
                                       16PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    4.   Acquisition and Projects Under Development (continued)

    assets acquired and is subject to adjustment upon finalization of the purchase price allocation. Pro forma data is not presented since this acquisition was not material to the Company's results of operations and financial position.

    Projects Under Development

         In August 1995, the Company, through two wholly owned subsidiaries, entered into a Limited Partnership Agreement with KFx Wyoming, Inc., a subsidiary of KFx, to develop, construct, and operate a 500,000-ton-per-year subbituminous coal-beneficiation plant near Gillette, Wyoming. The Company is committed to provide approximately $48 million for the design, construction, and operation of the plant and will have a 95% equity interest in the project. Construction began in August 1995 with commercial operations expected to begin in the first half of fiscal 1997. As of September 28, 1996, the Company is committed to fund an additional $9.3 million to complete construction of the facility. The Company has also made an investment in KFx (Note 3).

         In July 1995, the Company entered into an agreement to invest $15 million in a 185-megawatt combined cycle, steam-turbine electric generation facility located in Puerto Plata, Dominican Republic, owned by Smith/Enron Cogeneration Limited Partnership (SECLP). Under the terms of the agreement, the Company will acquire both a general and limited partnership interest in Smith Cogeneration Dominicana L.P. (Smith Cogeneration), which through its investment in SECLP, owns approximately 50% of the project. The Company will receive a minority interest in Smith Cogeneration equivalent to a specified percentage of all project cash flow and profits and losses. The Company's exact percentage interest in Smith Cogeneration will not be finally determined until six months after the funding of the Company's investment, which is expected to occur during calendar 1997, assuming certain conditions are met.


    5.   Shareholders' Investment

         In June 1996, the Company sold 330,000 shares of its common stock in a private placement at $16.08 per share, for net proceeds of $5.0 million.

         In February 1995, the Company sold 3,500,334 shares of its common stock in an initial public offering at $8.50 per share, for net proceeds of approximately $27.5 million.

         Substantially all of the net assets of the Company represent net assets of the Operating Companies. The net assets of certain Operating Companies are generally restricted as to the amounts that can be transferred to the parent company in the form of dividends, loans or advances, pursuant to certain lease or debt agreements. As of September 28, 1996, net assets of certain subsidiaries of approximately $73.3 million were not restricted from distribution.
                                       17PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    5.   Shareholders' Investment (continued)

         At September 28, 1996, the Company had reserved 12,731,796 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's convertible obligations.


    6.   Stock-based Compensation Plans

         The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1990, permit the grant of nonqualified and incentive stock options. A third plan, adopted in 1994, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under the Company's plans. The option recipients and terms of options granted under these plans are determined by the Board Committee. Options granted under these plans are exercisable immediately and expire seven to twelve years after the date of grant. However, the shares acquired upon exercise are subject to certain transfer restrictions and repurchase by the Company at the exercise price, upon certain events. These restrictions and repurchase rights generally lapse ratably over periods ranging from five to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from seven to twelve years. Nonqualified options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1991, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock option plan, certain officers and key employees may also participate in stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.








                                       18PAGE

  Thermo Ecotek Corporation
  Notes to Consolidated Financial Statements

  6.   Stock-based Compensation Plans (continued)

       No accounting recognition is given to options granted at fair market value until they are exercised. A summary of the Company's stock option information for fiscal 1996, fiscal 1995, and 1994 is as follows:

                               1996              1995              1994
                         ----------------  ----------------  ---------------
                                 Range of          Range of        Range of
                                   Option            Option          Option
                         Number    Prices  Number   Prices  Number   Prices
  (In thousands except       of       per      of       per      of      per
  per share amounts)     Shares     Share  Shares     Share  Shares    Share
  --------------------------------------------------------------------------
  Options outstanding,             $ 4.00-           $4.00-          $4.00-
    beginning of period  1,491     $ 6.00  1,539     $6.00   1,289   $5.50
                                    10.18-                            5.83-
      Granted              309      16.49      -         -     292    6.00
                                     4.00-            4.00-
      Exercised           (349)      6.00    (22)     5.83       -       -
                                     5.50-            4.00-           5.50-
      Lapsed or cancelled  (12)     10.18    (26)     5.83     (42)   6.00
                         -----             -----             -----
  Options outstanding,             $ 4.00-           $4.00-          $4.00-
    end of period        1,439     $16.49  1,491     $6.00   1,539   $6.00
                         =====             =====             =====
                                   $ 4.00-           $4.00-          $4.00-
  Options exercisable    1,439     $16.49  1,491     $6.00   1,539   $6.00
                         =====             =====             =====
  Options available for
    grant                  365               662               636
                         =====             =====             =====


  7.   Employee Benefit Plans

  401(k) Savings Plan and Employee Stock Ownership Plan

       Substantially all of the Company's corporate, full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan and employee stock ownership plan (ESOP). Contributions to the Thermo Electron 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense for these plans $114,000, $66,000, and $138,000 in fiscal 1996, fiscal 1995, and 1994, respectively. Effective December 31, 1994, the ESOP was split into two plans: ESOP I, covering employees of Thermo Electron's corporate office and its wholly owned subsidiaries, and ESOP II, covering employees of certain of Thermo Electron's majority-owned subsidiaries, including the Company. Also, effective December 31, 1994, ESOP II plan was terminated and as a result, the Company's employees are no longer eligible to participate in an ESOP.

                                       19PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    7.   Employee Benefit Plans (continued)

         Employees of the Operating Companies who meet eligibility requirements may participate in a separate defined contribution plan. Contributions to the plan are made by both the employee and the Operating Companies. The Operating Companies' contributions are based on the level of employee contributions. The Company contributed and charged to expense for these plans $165,000, $91,000, and $131,000 in fiscal 1996, fiscal 1995, and 1994, respectively.

    Employee Stock Purchase Plan

          Prior to November 1, 1996, the Company's eligible corporate employees could participate in an employee stock purchase plan sponsored by Thermo Electron, under which employees could purchase shares of Thermo Electron common stock. Effective November 1, 1996, substantially all of the Company's employees may participate in employee stock purchase plans sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Under these plans, shares of common stock may be purchased at the end of a 12-month plan year at 95% of the fair market value at the beginning of the plan year, and shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, shares of Thermo Electron's common stock could be purchased at 85% of the fair market value at the beginning of the plan year, and shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.


    8.    Income Taxes

          The components of the provision for income taxes for fiscal 1996, fiscal 1995, and 1994 are as follows:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Currently payable (refundable):
      Federal                                   $ 2,899   $ 1,647   $(1,957)
      State                                       1,286       393      (467)
                                                -------   -------   -------
                                                  4,185     2,040    (2,424)
                                                -------   -------   -------

    Deferred:
      Federal                                     2,485     3,257     5,766
      State                                         601       730     1,630
                                                -------   -------   -------
                                                  3,086     3,987     7,396
                                                -------   -------   -------
                                                $ 7,271   $ 6,027   $ 4,972
                                                =======   =======   =======


                                       20PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    8.    Income Taxes (continued)

          The provision for income taxes in the accompanying statement of income for fiscal 1996, fiscal 1995, and 1994 differs from the amounts computed by applying the statutory federal income tax rate of 34% to income before provision for income taxes and minority interest, due to the following:

    (In thousands)                                  1996      1995      1994
    ------------------------------------------------------------------------
    Provision for income taxes at
      statutory rate                              $8,951   $5,929    $5,352
    Increases (decreases) resulting from:
      State income taxes, net of federal tax       1,245      741     1,078
      Minority interest expense                     (434)    (390)     (380)
      Tax losses and credits benefited            (2,528)    (270)   (1,100)
      Nondeductible expenses                          37       17        22
                                                  ------   ------    ------
                                                  $7,271   $6,027    $4,972
                                                  ======   ======    ======

          Tax losses and credits benefited during fiscal 1996 relate to the resolution of certain tax contingencies.

          Prepaid income taxes and deferred income taxes as of fiscal year-end 1996 and 1995 consist of the following:

    (In thousands)                                           1996       1995
    ------------------------------------------------------------------------
    (Deferred) prepaid income taxes:
      Depreciation                                      $(40,924)   $(36,355)
      Partnership allocations                               (577)       (922)
      Available-for-sale investments                      (5,487)          -
      State tax net operating loss carryforwards           1,789       1,535
      Capitalized costs                                    5,253       3,887
      Other reserves and accruals                          2,994       2,847
                                                        --------    --------
                                                         (36,952)    (29,008)
      Less: Valuation allowance                           (3,665)     (3,037)
                                                        --------    --------
                                                        $(40,617)   $(32,045)
                                                        ========    ========

          The valuation allowance relates to uncertainty surrounding the realization of certain state tax loss carryforwards and stock option exercises not benefited. The increase in the valuation allowance in fiscal 1996 relates to an increase in state tax losses not benefited and other state tax assets. State tax loss carryforwards of approximately $20 million will begin to expire in 1997. Of the fiscal 1996 valuation allowance, $898,000 will be used to increase capital in excess of par value when previously unrealized stock option benefits are recognized. The long-term due from parent company in the accompanying balance sheet represents amounts due from Thermo Electron for tax benefits arising from the Company's operations.
                                      21PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    9.    Commitments

    Leases

          The Company has leased its office facilities from Thermo Electron. The agreement called for the Company to pay rent based on Thermo Electron's occupancy costs per square foot. The accompanying statement of income includes expenses of $177,000, $143,000, and $176,000 in fiscal 1996, fiscal 1995, and 1994, respectively. The Company plans to move its office facilities in fiscal 1997 and has signed a seven-year fixed rate lease agreement with a third party that expires in 2003. The Company's commitment under this new lease agreement will be approximately $300,000 per fiscal year, net of sublease income of $178,000 per fiscal year.

          Certain Operating Companies have operating lease agreements for their facilities expiring in various years through 2010. The lease agreements provide for renewal of each of the leases for additional periods ranging from one to five years at the Operating Companies' option. In general, renewal options are at the lower of a predetermined percentage of the average annual lease rental during the lease terms or the fair market rental as determined by an independent appraisal. In general, at the end of the lease terms or renewal terms, the Operating Companies have a right of first refusal or an option to purchase the facilities, at their fair market value, as determined by an independent appraisal. During fiscal 1995, the Company amended an existing facility operating lease, which resulted in the agreement being treated as a capital lease (Note 13).

          Lease payments under the operating leases are made to the owner of the facility only to the extent that power revenues exceed essential operating expenses, as defined, up to certain specified maximum levels (Note 10). Subject to the foregoing, as of September 28, 1996, the contractual amounts payable pursuant to the lease agreements total approximately $164,253,000 over the remaining initial lease terms, averaging approximately $16,000,000 per year. The Company recognizes rent expense ratably over the respective lease terms. The accompanying statement of income includes expenses from operating leases (excluding the operating lease with Thermo Electron) of $15,233,000, $13,402,000, and $23,385,000 in fiscal 1996, fiscal 1995, and 1994, respectively.

    Fuel Supply

          The Operating Companies have entered into fuel supply agreements with various suppliers guaranteeing the purchase of certain minimum quantities of acceptable fuel at negotiated prices and terms. The Operating Companies purchased $20,013,000, $13,804,000, and $22,615,000 of fuel under such contracts in fiscal 1996, fiscal 1995, and 1994, respectively. The agreements call for price adjustments based on certain published indices or stated rates over their terms expiring between 1997 and 2005. See Note 10 for fuel supply agreements with related parties.
                                       22PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    10.   Related Party Transactions

    Corporate Service Agreement

          The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% and 1.25% of the Company's revenues in calendar year 1995 and 1994, respectively. The annual fee is reviewed and adjusted by mutual agreement of the parties. For these services, the Company was charged $1,570,000, $1,286,000, and $1,678,000 in fiscal 1996, fiscal
    1995, and 1994, respectively. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Fuel Supply

          A portion of the fuel used by the Operating Companies' facilities is obtained under agreements with related parties of the Operating Companies or their joint venture partners (Note 9). During fiscal 1996, fiscal 1995, and 1994, the Company paid $4,563,000, $2,946,000, and
    $4,331,000, respectively, under these agreements.

    Management Fees

          One of the Operating Companies has entered into management agreements with a related party of its joint venture partner for the day-to-day operation of its facility and the procurement and management of fuel. During fiscal 1996, fiscal 1995, and 1994, the Company paid $350,000, $253,000, and $322,000, respectively, under these agreements.

    Thermo Electron Guarantees

          Thermo Electron has issued an operating standards support agreement for each of the facilities leased or financed by the Operating Companies. These agreements provide that Thermo Electron will loan the Operating Companies, on a subordinated basis, enough funds to meet their lease or debt payments in the event the power plants are unable to generate power at a designated level and such inability is related to the design, construction, operation or maintenance of the plants and not caused by certain uncontrollable circumstances.

                                       23PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    10.   Related Party Transactions (continued)

          Thermo Electron has also guaranteed the lease payments of one of the Operating Companies under certain events. Under the terms of this guarantee, Thermo Electron will loan funds to the Operating Company to cover any shortfall in its lease payment in the event and to the extent the terms of the Operating Company's power purchase agreements are changed by Public Service Company of New Hampshire (PSNH) (Note 11). No such payments have been required under this guarantee.

          The Company and Thermo Electron have entered into a Master Reimbursement Agreement through which the Company will reimburse Thermo Electron in the event that Thermo Electron is required to make any payments pursuant to guarantees, including those guarantees described above.

    Operating Lease

          See Note 9 for a description of the Company's operating lease with Thermo Electron.

    Long-term Obligations

          See Note 13 for long-term obligations of the Company held by Thermo Electron.

    Repurchase Agreement

          The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.


    11.   Contingencies

         Two of the Operating Companies have Rate Orders from the New Hampshire Public Utilities Commission (NHPUC) to sell all of their power to PSNH. An agreement between Northeast Utilities, parent to PSNH, and the State of New Hampshire, arising from the settlement of PSNH bankruptcy proceedings, contains language to the effect that PSNH will seek to renegotiate some of the terms of certain rate orders with small power producers and that the state will support PSNH in such efforts. PSNH has commenced discussions with these two Operating Companies and other small power producers through which it is seeking to renegotiate the rate orders applicable to the Company's and other facilities. The state, acting through NHPUC, has indicated that it supports such efforts.

         Based on negotiations between the Operating Companies and PSNH, the Company believes that this matter may reach resolution in fiscal 1997, although final resolution is subject to approval of the NHPUC. Should the matter not reach resolution, the Company does not believe that PSNH has the right to take unilateral action to reduce the price of purchased power under such arrangements. Rejection of the Company's rate orders would result in a claim for damages by the Company and could be the subject of lengthy litigation. Although unfavorable resolution of this matter could materially affect the Company's results of operations and
                                       24PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    11.  Contingencies (continued)

    cash flows, the Company believes that any resolution will not have a material adverse impact on the Company's financial position.

         The Company is contingently liable with respect to lawsuits and matters that arose in the normal course of business. In the opinion of management, these contingencies will not have a material adverse effect on the financial position or results of operations of the Company.


    12.  Termination of Power-Sales Agreement

         On August 2, 1993, in exchange for a cash settlement, the Company agreed to terminate a power-sales agreement with a utility, which required the utility to purchase the power that was to be generated by the Company's 55-megawatt natural gas cogeneration facility under development in Staten Island, New York.

         Under the agreement, the Company has received $17.1 million through fiscal 1996, with a future payment due of $900,000 on May 1, 1997, plus interest at 5.8%. The payment due in May 1997 is included in other current assets and note receivable in the accompanying balance sheet as of September 28, 1996 and September 30, 1995, respectively.

         The Company would be obligated to return $8.2 million of this settlement if the Company elects to proceed with the Staten Island facility and the plant commences commercial operation before January 1, 2000. Accordingly, the Company has deferred recognition of $8.2 million of revenues, pending final determination of the project's status. The deferred revenue is included in other deferred items in the accompanying balance sheet.





                                       25PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    13.   Long-term Obligations

          Long-term obligations as of fiscal year-end 1996 and 1995 consist of the following:

    (In thousands)                                          1996        1995
    ------------------------------------------------------------------------
    8.3% Nonrecourse tax-exempt revenue bonds,
      Series 1989, payable in semi-annual
      installments, with a final payment in
      December 2000                                     $ 24,700    $ 28,900
    8.3% Nonrecourse tax-exempt revenue bonds,
      Series 1990, payable in semi-annual
      installments, with a final payment in
      December 2000                                       26,500      30,200
    6.0% Nonrecourse tax-exempt revenue bonds,
      Series 1991, payable in semi-annual
      installments, with a final payment in
      June 2000                                           43,500      49,700
    4.0% Subordinated convertible debentures,
      due January 2001, convertible at $6.33
      per share, due to Thermo Electron                   68,500      68,500
    Noninterest-bearing subordinated convertible
      debentures, due March 2001, convertible at
      $13.56 per share                                    31,727           -
                                                        --------    --------
                                                         194,927     177,300
    Less: current portion of long-term obligations        16,800      14,100
                                                        --------    --------
                                                        $178,127    $163,200
                                                        ========    ========

          The annual requirements for long-term obligations are as follows:

                   (In thousands)
                   ----------------------------------------------
                   1997                                  $ 16,800
                   1998                                    26,100
                   1999                                    18,100
                   2000                                    19,200
                   2001                                   114,727
                                                         --------
                                                         $194,927
                                                         ========

          The Company's noninterest-bearing subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron. In fiscal 1996, $5.3 million principal amount of the debentures was converted into 388,862 shares of the Company's common stock.


                                       26PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    13.   Long-term Obligations (continued)

          The tax-exempt revenue bonds were issued by the California Pollution Control Financing Authority to finance the construction of the Delano I and Delano II facilities. The obligations are credit-enhanced by a letter of credit issued by a bank group. Repayment of the debt is an obligation of Delano and the obligations are nonrecourse to the Company. As of September 28, 1996, Delano I and Delano II plant and equipment totaling approximately $173.0 million were collateral for this debt.

          On June 30, 1995, the Mendota Operating Company entered into a First Amendment to its Project Lease. The Amendment, effective April 1, 1995, modified, among other terms of the lease, the lease term, the base rent, the application of cash flow from the facility, and the lessee's option to purchase the facility. The terms of the lease, as amended, met the requirements for treatment as a capital lease and accordingly, the facility has been recorded as an asset of the Company in the amount of $47.0 million and is included in property, plant and equipment, net in the accompanying balance sheet.

          The future minimum lease payments under the amended lease are as follows:

               (In thousands)
               --------------------------------------------------
               1997                                       $12,033
               1998                                        12,033
               1999                                        12,033
               2000                                        12,868
                                                          -------
                                                           48,967

               Less: amount representing interest           9,807
                                                          -------
               Present value of minimum lease payments     39,160

               Less: current portion                        8,006
                                                          -------
               Long-term capital lease obligations        $31,154
                                                          =======

          See Note 15 for information pertaining to the fair value of the Company's long-term obligations.



                                       27PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    14.   Significant Customers and Concentrations of Credit Risk

          Revenues from three electric utility customers as a percentage of total revenues were approximately 21%, 36%, and 36% in fiscal 1996; 22%, 36%, and 36% in fiscal 1995; and 20%, 40%, and 33% in 1994.

          At fiscal year-end 1996 and 1995, substantially all accounts receivable due to the Company were from its four electric utility customers. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has or will have a significant negative impact on the Company.

    15.   Fair Value of Financial Instruments

          The Company's financial instruments consist mainly of cash and cash equivalents, restricted funds, accounts and note receivable, long-term available-for-sale investments, due from parent company, current portion of long-term obligations, accounts payable, due to parent company, long-term obligations, and interest rate swaps. The carrying amounts of these financial instruments, with the exception of long-term available-for sale investments, due from parent company, long-term obligations, and interest rate swaps, approximate fair value due to their short-term nature.

          The Company's long-term available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair value was determined based on a quoted market price. See Note 3 for the fair value information pertaining to this financial instrument. The carrying amount of due from parent company in the accompanying balance sheet approximates fair value.

          The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year ends. The fair value of convertible obligations at fiscal year-end 1996 and 1995 exceeds the carrying amount primarily due to the market price of the Company's common stock exceeding the conversion price of the convertible obligations. The carrying amount and fair value of the Company's long-term obligations and off-balance sheet financial instruments at fiscal year-end 1996 and 1995 are as follows:

                                             1996                1995
                                     -------------------  -----------------
                                     Carrying       Fair  Carrying      Fair
    (In thousands)                     Amount      Value    Amount     Value
    ------------------------------------------------------------------------
    Long-term obligations:
      Convertible obligations        $100,227   $199,696  $ 68,500  $114,600
      Other long-term obligations     109,054    111,727   133,860   137,651
                                     --------   --------  --------  --------
                                     $209,281   $311,423  $202,360  $252,251
                                     ========   ========  ========  ========
    Off-balance-sheet financial
      instruments:
        Interest rate swaps payable             $  2,673            $  3,792
                                                ========            ========
                                       28PAGE

    Thermo Ecotek Corporation
    Notes to Consolidated Financial Statements

    15.   Fair Value of Financial Instruments (continued)

         Interest rate swap agreements are in place on the borrowings associated with the Delano I and Delano II facilities and are with a different counterparty than the holders of the underlying debt. These swaps have terms expiring in December 2000 commensurate with the final maturity of the debt. The swaps have effectively converted floating rate debt to fixed rate borrowings. Interest expense is adjusted with changes in the interest rate and management believes any credit risk is remote. The notional amount of the swap agreements was $95.7 million and $110.0 million at fiscal year-end 1996 and 1995, respectively. The fair value of such agreements is the estimated amount that the Company would pay upon termination of the contract, taking into account the change in market interest rates and creditworthiness of the counterparties. During fiscal 1996 and fiscal 1995, the average variable rate received under the swap agreement was 3.6% and 3.8%, respectively.


    16.   Unaudited Quarterly Information

    (In thousands except per share amounts)

                                           Three Months Ended
                              --------------------------------------------
                              Dec. 30,   March 30,   June 29,   Sept. 28,
    Fiscal 1996                   1995        1996   1996 (a)        1996

    Revenues                   $34,296     $33,505    $35,316     $46,959
    Gross profit                10,107       6,945     10,852      20,289
    Net income                   3,052         609      3,024      11,095
    Earnings per share:
      Primary                      .13         .02        .11         .41
      Fully diluted                .10         .02        .09         .31


                                          April 1,    July 1,   Sept. 30,
    Fiscal 1995                               1995       1995        1995

    Revenues                               $31,015    $34,044     $42,080
    Gross profit                             5,347      9,576      18,119
    Net income                                 411      2,076       7,777
    Earnings per share:
      Primary                                 0.02       0.09        0.33
      Fully diluted                           0.02       0.07        0.24

    (a) Reflects the May 1996 acquisition of the biopesticides division of W.R. Grace & Co.


                                       29PAGE

    Report of Independent Public Accountants


    To the Shareholders and Board of Directors of Thermo Ecotek Corporation:

         We have audited the accompanying consolidated balance sheet of Thermo Ecotek Corporation (a Delaware corporation and majority-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of September 28, 1996 and September 30, 1995 and the related consolidated statements of income, shareholders' investment, and cash flows for the year ended September 28, 1996, the nine months ended September 30, 1995, and the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Ecotek Corporation and subsidiaries as of September 28, 1996 and September 30, 1995 and the results of their operations and their cash flows for the year ended September 28, 1996, the nine months ended September 30, 1995, and the year ended December 31, 1994, in conformity with generally accepted accounting principles.



                                           Arthur Andersen LLP



    Boston, Massachusetts
    November 1, 1996










                                       30PAGE

    Thermo Ecotek Corporation


    Management's Discussion and Analysis of Financial Condition and Results of Operations

         Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. These statements involve a number of risks and uncertainties, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Forward-looking Statements."

    Overview

         The Company earns revenues primarily from the operation of independent electric power generation facilities through joint ventures, limited partnerships, or wholly owned subsidiaries (the Operating Companies). Each Operating Company sells power under a long-term power-sale agreement. The profitability of operating the Company's facilities depends on the price received for power under the power-sale agreements with power purchasers, on plant performance or availability, on the degree to which utilities exercise curtailment rights granted under power-sale agreements, and on the fuel, operating, and maintenance costs for the facilities. Curtailment rights allow a utility to require an Operating Company to curtail power output up to pre-established annual levels during periods of low system demand. A utility commonly experiences low system demand during periods when hydroelectric power is available, generally following periods of heavy rain or snow. The contractually allowable maximum for such curtailment at both the Woodland and Mendota plants is 1,000 hours per year. The Company experienced approximately 930 and 950 hours of curtailment at each of the two plants during fiscal 1996 and fiscal 1995, respectively. In 1994, the Company experienced no curtailment at these two plants. The Company earns a disproportionately high share of its income from May to October due to the rate structures under the power-sale agreements for its California plants, which provide strong incentives to operate during this period of high demand. Conversely, the Company has historically operated at a loss or marginal profitability during its second fiscal quarter due to the rate structure under these agreements. The Company's profitability is also dependent on the amount of development expenses that it incurs.

         The Company is expanding beyond biomass power generation into other environmentally responsible products and processes. Through two wholly owned subsidiaries, the Company acquired the biopesticides division of W.R. Grace & Co. (renamed Thermo Trilogy), which develops, manufactures, and markets environmentally friendly products used for pest control. Derived from seeds of the tropical "neem" tree and specially developed microbials, these biopesticides safely and effectively control insects, fungi, and mites on numerous crops. The Company has also entered the field of engineered "clean" fuels through a partnership agreement with KFx, Inc. (KFx). The Company is committed to provide approximately $48 million for the design, construction, and operation of the first full-scale coal production facility to use a patented "clean coal" technology (K-Fuel technology). Once completed, the Gillette, Wyoming, facility will use the K-Fuel technology to transform high-moisture, low-energy coal into a low-moisture, high-energy, solid fuel.
                                       31PAGE

    Thermo Ecotek Corporation

         The Company plans to expand its operations into international markets and has begun business development efforts in India, Italy, and the Czech Republic. The cost of business development efforts is expected to increase as the Company expands into these markets due to increased complexity inherent in foreign development. In addition, the amount of cash required to fund equity investments is expected to increase, due to the financing requirements of lenders in foreign markets.

    Results of Operations

         In June 1995, the Company changed its fiscal year end from the Saturday nearest December 31 of each year to the Saturday nearest September 30 of each year. Accordingly, the results of operations for 1996 compares the year ended September 28, 1996 (fiscal 1996) with the unaudited year ended September 30, 1995 (1995). The results of operations for 1995 compares the nine months ended September 30, 1995 (fiscal 1995) with the unaudited nine months ended October 1, 1994 (fiscal 1994).

    Fiscal 1996 Compared With 1995

         Revenues in fiscal 1996 were $150.1 million, compared with $139.3 million in 1995, an increase of $10.8 million. The increase was primarily due to higher contractual energy rates in fiscal 1996 at all of the Company's facilities, except the Hemphill plant, as well as fewer days of scheduled and unscheduled outages at the Delano plants, and the inclusion of $1.7 million in revenues from Thermo Trilogy, which was acquired in May 1996. Pursuant to the Company's utility contracts for its four plants in California, there will be no further contractual energy rate increases beginning in calendar 1998.

         The gross profit margin increased to 32% during fiscal 1996 from 29% in 1995. The improvement results largely from the effect of higher energy rates in 1996 and, to a lesser extent, lower fuel costs.

         The Company's plants have power-sales agreements under which utilities presently purchase power at fixed rates. Certain of these arrangements contain provisions under which the utilities will convert from fixed rates to "avoided-cost" rates at specified dates. Avoided-cost rates are currently substantially less than the Operating Companies' fixed rates. The Woodland plant, which converts to avoided-cost rates in March 2000, has conditions in its nonrecourse lease agreement that require the funding of a "power reserve" in years prior to 2000, based on projections of operating cash flow shortfalls in 2000 and thereafter. The power reserve represents funds available to make lease payments in the event that revenues are not sufficient after the plant converts to avoided-cost rates.
                                       32PAGE

    Thermo Ecotek Corporation

         Although it is difficult to predict future levels of avoided costs, based on current estimates, avoided costs are expected to be lower in 2000 than the rates currently being paid. If the Woodland plant were to operate at projected avoided-cost levels, substantial losses would result, primarily due to nonrecourse lease obligations that extend beyond 2000. Absent sufficient reductions in fuel prices and other operating costs, under such circumstances the Company would either renegotiate its nonrecourse lease for the Woodland plant or forfeit its interest in the plant. Beginning in the first quarter of fiscal 1997, the Company will record as an expense the funding of reserves required under Woodland's nonrecourse lease agreement to cover projected shortfalls in lease payments beginning in 2000. As a result, the Company expects that the results of the Woodland plant will be reduced to approximately breakeven beginning in fiscal 1997 and thereafter. During fiscal 1996, the Woodland plant contributed $5.1 million of operating income.

         Public Service Company of New Hampshire (PSNH) is seeking to renegotiate the rate orders applicable to the Company's two New Hampshire facilities. The Company is currently negotiating with PSNH and believes that this matter may reach resolution in fiscal 1997, although final resolution is subject to approval of the New Hampshire Public Utilities Commission. Should resolution not occur, the Company does not believe that PSNH has the right to take unilateral action to reduce the price of purchased power under the rate orders. An unfavorable resolution of this matter could materially affect the Company's results of operations and cash flows, although the Company believes that any resolution will not have a material adverse impact on the Company's financial position.

         General and administrative expenses as a percentage of revenues were 8% in fiscal 1996, compared with 7% in 1995. The change results primarily from an ongoing increase in business development efforts and the inclusion of higher general and administrative expenses as a percentage of revenues at Thermo Trilogy.

         Interest income increased to $5.1 million in fiscal 1996 from $3.3 million in 1995, primarily due to interest income earned on invested proceeds from the issuance of subordinated convertible debentures in March 1996 (Note 13) and the Company's initial public offering in February 1995. Interest expense increased to $14.7 million during fiscal 1996 from $13.3 million in 1995, primarily due to the conversion of the Mendota plant lease to a capital lease effective April 1995.

         The effective tax rates were 28% and 34% in fiscal 1996 and 1995, respectively. The rates in both years reflect the exclusion of income taxed directly to minority partners, as well as the benefit of tax credits and loss carryforwards, offset in part by state income taxes. The decrease in the effective tax rate in fiscal 1996 is due to the recognition of tax loss and credit carryforwards as a result of the resolution of certain tax contingencies. The Company expects the effective tax rate in fiscal 1997 to decline due to tax credits resulting from production at the Company's coal-beneficiation facility.
                                       33PAGE

    Thermo Ecotek Corporation

         Minority interest expense in fiscal 1996 and 1995, represents the allocation of income from plant operations to a minority partner in an Operating Company.

    Fiscal 1995 Compared With Fiscal 1994

         Revenues in fiscal 1995 increased 5% to $107.1 million from $102.1 million in fiscal 1994. The increase was primarily due to the Whitefield, New Hampshire plant operating for the full 1995 period. During fiscal 1994, this plant did not operate for most of the first six months due to major damage to the turbine-generator. The plant returned to normal operations late in the second quarter of fiscal 1994. In addition, higher contractual energy rates in fiscal 1995 at all of the Company's facilities, except the Hemphill plant, were largely offset by approximately 950 hours of utility-imposed curtailment of power output at the Mendota and Woodland plants in fiscal 1995, compared with no curtailment at these plants in fiscal 1994.

         The gross margin increased to 31% in fiscal 1995 from 26% in fiscal 1994. Fiscal 1995 operating expenses were lower than fiscal 1994 largely due to reduced fuel prices at two plants in California. The effect on the gross profit margin of higher contractual energy rates in fiscal 1995 was largely offset by utility imposed curtailment of power output at the Mendota and Woodland plants. Lower lease expense in fiscal 1995 due to the conversion of the Mendota operating lease to a capital lease (Note
    13) was more than offset by higher depreciation expense on the facility. Despite a loss of revenues in fiscal 1994 resulting from the Whitefield turbine-generator damage, the gross profit margin in fiscal 1994 was largely unaffected due to the Company's business insurance coverage.

         General and administrative expenses as a percentage of revenues were 7% in fiscal 1995 and fiscal 1994.

         Interest income increased to $2.8 million in fiscal 1995 from $1.1 million in fiscal 1994 due to interest income earned on invested proceeds from the Company's initial public offering (Note 5) and higher prevailing interest rates. Interest expense increased to $10.6 million in fiscal 1995 from $8.4 million in fiscal 1994 largely due to the conversion of the Mendota lease to a capital lease, offset in part by lower outstanding debt at the Delano facilities.

         The effective tax rates were 35% and 32% in fiscal 1995 and fiscal 1994, respectively. The effective tax rates were affected by the benefit of tax credits and loss carryforwards and the exclusion of certain income taxed directly to minority partners, offset in part by the effect of state income taxes.

         Minority interest expense in fiscal 1995 and fiscal 1994, represents the allocation of income from plant operations to a minority partner in an Operating Company.
                                       34PAGE

    Thermo Ecotek Corporation


    Liquidity and Capital Resources

         Working capital increased to $76.2 million at September 28, 1996 from $58.4 million at September 30, 1995. The Company had cash, cash equivalents, and current restricted funds of $82.2 million at September 28, 1996, compared with $61.2 million at September 30, 1995. At September 28, 1996 and September 30, 1995, restricted funds held in trust pursuant to certain lease and debt agreements totaled $18.9 million and $12.0 million, respectively. The use of cash and cash equivalents of $7.6 million and $6.4 million at September 28, 1996 and September 30, 1995, respectively, was also restricted by the terms of certain lease and financing agreements. These restrictions limit the ability of the Operating Companies to transfer funds to the Company in the form of dividends, loans, advances, or other distributions. In addition, until such time, if ever, as projections of avoided costs change, all cash flows from the Woodland Operating Company, other than cash distributed to the Company for taxes on the income of the Operating Company, will be restricted from distribution to the Company. During fiscal 1996, the Company's operating activities provided cash and restricted funds of $52.0 million.

         The Company received $35.9 million of net proceeds from the issuance of $37.0 million principal amount of noninterest-bearing subordinated convertible debentures in March 1996 (Note 13) and $5.0 million of net proceeds from the issuance of its common stock in a private placement in June 1996 (Note 5). The Company used cash of $21.3 million for the repayment of long-term obligations and payments under capital lease obligations related to two of its California plants. During fiscal 1996, the Company distributed $0.9 million to a minority partner of one of its Operating Companies.

         The Company's investing activities, other than fixed asset additions, have historically related to equity investments and plant acquisitions. Fixed asset additions and routine maintenance are generally financed through plant operating funds. During fiscal 1996, the Company used cash of $3.0 million to purchase an additional 1,500,000 shares of KFx common stock, bringing its total equity interest in KFx to approximately 14%. Pursuant to the purchase agreement, the Company has the right, but not the obligation, to purchase an additional 1,250,000 shares of KFx common stock for $2.00 per share in fiscal 1997, if such shares are made available by KFx, and to purchase up to a total 51% equity interest in KFx in fiscal 2000. During fiscal 1996, the Company, through its Limited Partnership Agreement with KFx Wyoming, Inc., expended $35.7 million for the construction of a coal-beneficiation facility near Gillette, Wyoming. The Company is committed to fund an additional $9.3 million to complete construction of the facility. Cash to complete construction increased approximately $6.0 million primarily due to changes in certain portions of the construction project. In addition, the Company expended $8.1 million for the purchase of the net assets of the biopesticides division of W.R. Grace & Co. (Note 4), and $0.9 million on the purchase of other property, plant and equipment.
                                       35PAGE

    Thermo Ecotek Corporation

         The Company is committed to contribute $15 million for a minority interest in a 185-megawatt combined cycle, steam-turbine electric generation facility located in Puerta Plata, Dominican Republic. Funding is expected to occur during calendar 1997, assuming certain conditions are met.

         The Company has also entered into a memorandum of understanding concerning a coal-fired plant under development in Gouripore, India, that may require the Company to make up to $60 million in equity investments between 1996 and 1998 should development efforts be successful. In addition, the Company is developing a gas-fired plant near Mysore, India, which if successful, would require an equity contribution from the Company of between $35-$60 million. In September 1996, the Company, through a wholly owned subsidiary, formed a joint venture with Marcegaglia Group of Mantova, Italy to develop, own, and operate biomass-fueled electric power facilities in that country, which may require significant equity investments if development efforts are successful. In January 1996, the Company, through a wholly owned subsidiary, entered into a joint development agreement with EMD Praha Spol s.r.o. in the Czech Republic, which may require significant equity investments if development efforts are successful.

         The Company's short-term financing requirements at September 28, 1996 consisted primarily of $35.3 million, due in fiscal 1997, of principal and interest payments related to the long-term financing provisions for the Mendota and Delano projects. The Company expects that the cash flows of its Mendota, Delano I, and Delano II plants will be sufficient to make future lease and debt payments. The Company believes that its short-term liquidity needs will be met through cash flows from operating activities. While the Company does not currently have any firm available credit facilities, it does not expect to require funding for currently existing operations in the foreseeable future. Should the need for short-term funding arise, however, the Company expects that such funds would be available from Thermo Electron, although there is no agreement under which Thermo Electron is obligated to lend funds to the Company. The Company is in the early stages of developing projects in India, Italy, and the Czech Republic. Equity investments required by the Company for these development efforts, if successful, are uncertain, but may be significant. Although the Company's projects are designed to produce cash flow over the long-term, the Company will have to obtain significant additional funds from time to time to complete acquisitions and to meet project development requirements, including the funding of equity investments. As the Company acquires, invests in, or develops future plants, the Company expects to finance them with nonrecourse debt, internal funds, additional equity or through borrowings from third parties or Thermo Electron. While Thermo Electron has expressed its willingness to provide funds to the Company to help finance acquisitions and equity investments in future projects, the Company has no agreements with Thermo Electron or third parties that assure funds will be available on acceptable terms or at all.
                                       36PAGE

    Thermo Ecotek Corporation


    Forward-looking Statements

         In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

    Development Risks

         Uncertainty of Project Development. The process of locating, developing, permitting, financing, and constructing power plants is complex, lengthy, and expensive. Only a small percentage of the projects that the Company evaluates and pursues ultimately results in operating projects. As a result, the Company may not recover any expenses that it incurs in the evaluation and development of many projects.

         Although all the plants currently operated by the Company utilize biomass as fuel, the Company is not currently considering the development of further biomass-fueled projects in the United States due to high fuel costs and the relatively high costs of constructing and operating biomass-fueled plants. The Company is considering the development of biomass-fueled projects internationally in countries where market conditions may support profitable biomass operations. The Company has also expanded its development focus to include international clean combustion opportunities, engineered clean fuels, and other environmentally sound technologies. In this regard, the Company has established offices in Calcutta and Bangalore, India and Prague, Czech Republic and Italy. The completion or success of these projects and new ventures is subject to a number of significant conditions, including obtaining financing, negotiating key contracts with partners and other third parties, and further due diligence. No assurance can be given that these projects or new ventures will be completed on a timely basis, or at all. Any failure by the Company to successfully develop new projects would have a material adverse effect on the future growth of the Company.

         Uncertainty Regarding K-Fuel Plant. The Company has entered into a limited partnership agreement with KFx Wyoming Inc., a subsidiary of KFx Inc. (the "Partnership"), to develop, construct, and operate a subbituminous coal beneficiation plant near Gillette, Wyoming. The plant will utilize certain patented clean coal technology (the "K-Fuel technology") to produce low moisture, high energy fuel with reduced sulfur. The total cost to construct the plant is expected to be approximately $48 million which the Company is committed to provide. A tax credit is available with respect to qualifying alternative fuels produced and sold by a facility placed in service before July 31, 1998 pursuant to a binding written contract in effect before December 31, 1996. Although the Gillette, Wyoming facility is scheduled to begin commercial operations in the first calendar quarter of 1997, no assurance can be given that it will be placed in service before 1998. If the Company is not eligible for this tax credit, the profitability of the Partnership would be materially adversely affected. In addition, the plant will be the first large-scale use of the K-Fuel technology, and no
                                       37PAGE

    Thermo Ecotek Corporation
    assurance can be given that the plant will not experience technical or operating problems or that the plant will be successful in producing fuel with the desired physical characteristics. Further, the Company currently has an agreement for the sale of only 33% of the plant's anticipated output for the first three years of operation and, at the purchaser's option, the plant's entire output from the fourth through the tenth year of operation. No assurance can be given that the purchaser of the fuel will exercise its option in years four through ten or that the Company will be able to enter into additional contracts for the sale of fuel on acceptable terms, or at all. Demand for the fuel produced by the plant is expected to result in large part from the requirement that coal-burning utilities comply with the future scheduled sulfur dioxide emissions restrictions contained in the Clean Air Act. If the fuel produced by the plant does not allow the achievement of desired emissions reductions, or if regulations relating to emissions become less restrictive in the future, demand for the plant's fuel output would be materially adversely affected.

         Uncertainty of Access to Capital. The Company has sought to finance the debt portion of each of its clean combustion projects in a manner that is substantially nonrecourse to the Company. To minimize its equity commitment, the Company must borrow substantial amounts from third party lenders. The borrowings are typically secured only by the applicable project assets and the capital stock of the appropriate Operating Company. The Company anticipates that it will require substantial financing to fund both the equity and debt components of future projects. No assurance can be given that financing for future projects will be available on acceptable terms, or at all. Any failure by the Company to obtain adequate amounts of financing on acceptable terms would have a material adverse effect on the future growth of the Company.

         Dependence on Terms of Power-Sales Agreement. The profitability of any of the Company's clean combustion facilities is heavily dependent upon the power-sales agreement that it has entered into with the electric utility or other customer. Most of the Company's existing power-sales agreements were obtained as a direct negotiation with the purchasing utility. However, in recent years, in the United States such agreements have increasingly been awarded as a result of competitive bidding. Consequently, obtaining a power-sales agreement in the United States has become progressively more competitive and expensive and, in many cases, less profitable. In the future, foreign power-sales agreements also may increasingly be subject to competitive bidding. In addition, the passage of the National Energy Policy Act of 1992 has removed certain barriers to entry into the independent power market by utilities and others, and is expected to increase competition in that market. There can be no assurance that power-sales agreements entered into by the Company in the future will not be less profitable than the power-sales agreements to which the Operating Companies are currently parties.
                                       38PAGE

    Thermo Ecotek Corporation

         Risks Associated with Doing Business Outside the United States. The Company believes that the most significant growth opportunities in the power market exist outside of the United States. In that regard, the Company is pursuing projects in India, Italy, the Czech Republic, the Dominican Republic, and Italy, and intends to identify other countries in which to develop power projects. Doing business in many foreign countries exposes the Company to many risks that are not present in the United States, including political, military, privatization, currency exchange and repatriation risks, and higher credit risks related to the utility purchaser. In addition, it is possible that legal obligations may be more difficult for the Company to enforce in foreign countries and that the Company may be at a disadvantage in any legal proceeding with the local entity. Local laws may also limit the ability of the Company to hold a majority interest in some of the projects that it develops or acquires.

         Intense Competition for Projects. The Company believes that there are almost 200 companies that are actively engaged in the worldwide non-utility power market. Many of the companies in the power market have substantially greater financial and technical resources than the Company. Domestic competition in this market is expected to intensify as a result of deregulation at the federal and state levels, and due to the trend toward awarding contracts based upon competitive bidding.

         Uncertainty of Community Support. Development, construction and operation of a clean combustion project requires numerous environmental, siting, and other permits. The process of obtaining these permits can be lengthy and expensive. In addition, local opposition to a particular project can substantially increase the cost and time associated with developing a project, and can potentially render a project unfeasible or uneconomic. The Company may incur substantial costs or delays or may be unsuccessful in developing clean combustion projects as a result of such opposition.

    Operating Risks

         Expected Price Reductions under California SO#4 Contracts. The power-sales agreements for the Company's Woodland, Mendota, and Delano plants in California are so-called standard offer #4 (SO#4) contracts, which require Pacific Gas & Electric (PG&E), in the case of Woodland and Mendota, and Southern California Edison (SCE), in the case of Delano I and Delano II, to purchase the power output of the projects at fixed rates until 2000. However, with respect to Woodland and Mendota, PG&E has asserted that the fixed rates under its agreements will terminate mid-1999, although the Company disputes this assertion. Thereafter, the utility will pay a rate based upon its avoided costs (as determined from time to time by the California Public Utility Commission). Avoided-cost is determined pursuant to a formula that is intended to estimate the price that the utility would, but for its contract with the power producer, be paying for the same amount of energy. The rate fluctuates with the price of fuels and certain other factors. At present, the avoided-cost is substantially lower than the payments currently being made by PG&E and SCE. Although it is difficult to predict future levels of avoided-costs, based on current estimates, avoided-costs are expected
                                       39PAGE

    Thermo Ecotek Corporation
    to be lower in 2000 than the rates currently being paid by PG&E and SCE. If the Woodland plant were to operate at projected avoided-cost levels, substantial losses would result primarily due to nonrecourse lease obligations that extend beyond 2000. The nonrecourse debt for the Mendota and Delano plants will be paid by 2000. Absent sufficient reductions in fuel prices and other operating costs, under such circumstances the Company would draw down power reserve funds to cover operating cash shortfalls and then, should such funds be depleted, either renegotiate its nonrecourse lease for the Woodland plant or forfeit its interest in the plant. Beginning in the first quarter of fiscal 1997, if projected avoided-costs rates remain at current levels, the Company expects to expense the funding of reserves required under its nonrecourse lease agreement at Woodland to cover projected shortfalls in lease payments beginning in 2000. As a result, the Company expects that the results of the Woodland Operating Company will be reduced to approximately break-even beginning in fiscal 1997. During fiscal 1996, Woodland contributed $5.1 million of operating income.

         Potential Decreased Power-Sales due to Power Curtailments. The power-sales agreements between the Woodland and Mendota Operating Companies and PG&E allow PG&E to curtail the quantity of power purchased under each of these agreements by up to approximately 1,000 hours of generating capacity annually. PG&E generally exercises its curtailment rights during periods when cheaper hydroelectric power is available, which generally occurs following periods of heavy rain or snow. Curtailment reduces the power payment received by the Operating Companies and, therefore, has an adverse effect on the financial results of those Operating Companies. During fiscal 1996, the Company experienced approximately 930 hours of utility imposed curtailments at each of these plants.

         Potential Increased Fuel Prices and Reduced Availability of Fuel. The profitability of the Company's plants is dependent in part upon the difference between the price the Company receives from its utility customers for power and the price the Company pays for the fuel. The Company has typically entered into long-term fuel supply agreements for a significant portion of its fuel requirements. These agreements generally provide for prices based upon pre-determined formulas or indexes. If fuel prices rise significantly, the Company will be required to pay higher prices on the spot market. The Company's existing power-sales agreements do not adjust to account for changes in the Company's fuel prices. Therefore, the profitability of these agreements, and any future power-sales agreement that do not provide for such an adjustment, could be materially adversely affected by increases in the Company's fuel prices. In addition, future fuel shortages could adversely affect the Company's ability to deliver power, and therefore receive payments, pursuant to its power-sales agreements.

                                       40PAGE

    Thermo Ecotek Corporation

         Operating Difficulties. The financial performance of each of the Company's plants depends to a significant extent upon the ability of each plant to be capable of performing at or near capacity. If a plant is unable to perform at these levels, payments under the power-sales agreement will be reduced, possibly significantly. The Company has in the past experienced mechanical problems with the boilers at its Mendota and Woodland plants and suffered major equipment damage at its Whitefield plant. Although the Company believes that these problems have been corrected, no assurance can be given that these or other plants will not experience operating problems in the future. No assurance can be given that business interruption insurance will be adequate to cover all potential losses, or that such insurance will continue to be available on reasonable terms.

         In July 1995, the Company entered into an agreement to invest $15 million in a 185 megawatt combined cycle, steam-turbine electric generation facility located in Puerto Plata, Dominican Republic, owned by Smith/Enron Cogeneration Limited Partnership. Under the terms of the agreement, the Company may acquire a general and limited partnership interest in a partnership that holds approximately a 50% interest in the project. For this investment, the Company will receive a minority interest equivalent to a specified percentage of all project cash flow and profits and losses. The Company's exact percentage interest in Smith/Enron Cogeneration will not be finally determined until six months after the funding of the Company's investment, which is expected to occur during calendar 1997, assuming certain conditions are met. There can be no assurance either that the conditions to investment will be met in the future or that the Company will make its cash investment in the facility.

         Dependence on Utility Customers. Each of the Company's projects relies upon one power-sales agreement with a single electric utility customer for the majority, if not all, of its revenues over the life of the power-sales agreement. During fiscal 1996, PG&E, PSNH, and SCE accounted for 36%, 21%, and 36%, respectively, of the Company's revenues. The failure of any one utility customer to fulfill its contractual obligations could have a substantial negative impact on the Company. No assurance can be given that a particular utility will not be unwilling or unable, at some time, to make required payments under its power-sales agreements.

         Potential Earthquake Damage. The Company's California plants are located in areas where there is a risk of potentially significant earthquake activity. Projects that the Company develops in the future may also be located in areas, including India, where there is earthquake risk. The Company's earthquake insurance is not sufficient to cover all potential losses and there can be no assurance that such insurance will continue to be available on reasonable terms.
                                       41PAGE

    Thermo Ecotek Corporation

    Regulatory Risks

         Potential Rate Reduction by PSNH. PSNH is currently required to purchase the electricity produced by two of the Company's Operating Companies under long-term power purchase rate orders issued by the New Hampshire Public Utility Commission (NHPUC). An agreement between Northeast Utilities (NU), parent to PSNH, and the state of New Hampshire, arising from the settlement of PSNH bankruptcy proceedings, contains language to the effect that PSNH will seek to renegotiate some of the terms of certain rate orders with small power producers and the state, acting through NHPUC, has supported such efforts. The two affected Operating Companies have reached an agreement in principle with PSNH to settle the renegotiation of their rate orders. The settlement agreement is subject to the approval of the NHPUC on terms acceptable to both PSNH and the Operating Companies and the satisfaction of certain other conditions. The principal terms of the agreement generally call for the two affected Operating Companies to reduce the amount of power sold annually to PSNH to 70% of the plants' capacities, and to reduce the price per kilowatt paid by PSNH to $.06 per kilowatt hour, escalating three percent per year for the remainder of the term of the original, applicable rate order. In consideration of these reductions, the Operating Companies would receive certain cash settlement payments, paid over several years. The settlement, if approved and executed, is not expected to have a material impact on the Company's consolidated results of operations or financial condition. The Company expects this matter may reach resolution in fiscal 1997. Should the settlement not be approved and executed, the Company does not believe that PSNH has the right to take unilateral action to reduce the price of purchased power under such arrangements. Any such unilateral action, therefore, would result in a claim for damages by the Company and could be the subject of lengthy litigation. An adverse resolution of any such claim could materially affect the Company's operations and cash flows.

         Potential Effects of Loss of QF Status or Changes to PURPA. The Company 's existing facilities are subject to the provisions of various laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA). PURPA provides to Qualifying Facilities
    (QFs) certain exemptions from substantial federal and state legislation, including regulation as public utilities. PURPA also requires electric utilities to purchase electricity generated by QFs at prices not exceeding the costs that would otherwise have been incurred by the purchasing utilities in generating the own electricity or in purchasing it from other sources (known as "avoided-cost"). Any future changes to PURPA could have a material adverse effect on the Company.

         The Public Utility Holding Company Act of 1935 (PUHCA) regulates public utility holding companies and their subsidiaries. The Company is not and will not be subject to regulation as a holding company under PUHCA as long as the domestic power plants it operates are QFs under PURPA. If a power plant were to lose its QF status, the Operating Company owning or leasing that plant could become a public utility company, which could result in the Company becoming a public utility holding company. In addition, loss of QF status, regardless of the Company's ability to avoid
                                       42PAGE

    Thermo Ecotek Corporation
    public utility holding company status, could be a default under many of the Company's facility lease and power-sales agreements. In the event of any such default, the other parties to such agreements could seek various remedies against the Company or could seek to renegotiate such agreements on terms more favorable to such parties.

         Potential Increased Competition Due to Regulatory Changes. The Company believes that certain regulatory changes are likely to have a significant impact on the domestic power market over the next five years. The National Energy Policy Act of 1992 exempts a new class of facilities from certain federal utility regulation and liberalizes access for non-utility generators to the utility power transmission grid. In addition, many states are considering the elimination of many of the regulations that currently limit the ability of power generators to negotiate power-sales agreements directly with industrial and commercial customers. The Company believes that the effect of these regulatory changes will be to increase competition for the sale of power.

         Limitations Imposed by Environmental Regulation. Federal, state, and local environmental laws govern air emissions and discharges into water and the generation, transportation, storage, and treatment and disposal of solid and hazardous waste. These laws establish standards governing most aspects of the construction and operation of the Company's facilities, and often require multiple governmental permits before these facilities can be constructed, modified, or operated. There can be no assurance that all required permits will be issued for the Company's projects under development or for future projects, or that the requirements for continued environmental regulatory laws and policies governing their enforcement may change, requiring new technology or stricter standards for the control of discharges of air or water pollutants, or for solid or hazardous waste or ash handling and disposal. Such future developments could affect the manner in which the Company operates its plants and could require significant additional expenditures to achieve compliance with such requirements. It is possible that compliance may not be technically or economically feasible.

    Risks Associated with Biopesticides Business

         Uncertainty of Market Penetration. The Company's sales growth is dependent on the penetration of its products into new markets. The primary competition to the Company's products are chemical pesticides, and the Company must educate customers that the cost effectiveness and efficacy of the Company's products are superior to chemical pesticides in order to gain acceptance for application on new crop types in different parts of the world. No assurance can be given that the Company's products will gain increased acceptance in new market segments.

         Need for Regulatory Approval. The Company's products cannot be sold unless the Environmental Protection Agency grants the Company a registration for each pesticide product it intends to manufacture or sell. The Company must submit extensive toxicological studies and results of field testing as well as other studies to the EPA to apply for a product registration. The EPA may take many years to approve a
                                       43PAGE

    Thermo Ecotek Corporation
    registration application. Pesticide registrations under state laws and regulations must also be obtained. In addition, pesticide registrations must be obtained from foreign governments before the Company's products can be sold in the country, and these countries may also require costly and extensive studies to support the registration application. There is no assurance that the EPA, states, or foreign governments will grant any pesticide registrations to the Company. Pesticide registrations may also be revoked if the Company violates regulations regarding the manufacturing, sale, or labeling of the Company's products.

         Dependence on Proprietary Technology. The Company's products incorporate patented, licensed and unlicensed proprietary technology. There is no assurance that the Company's patents or licenses will provide sufficient protection or commercial benefits, or that competitors will not independently develop substantially equivalent or more economical and effective technology. There is also no assurance that foreign governments will protect the Company's patent rights to the same extent as in the U.S. or that the Company's unpatented trade secrets will remain confidential or will not be discovered by competitors. There is no assurance that the Company will be able to develop new proprietary technology to provide the Company with new products which cannot be offered by the Company's competitors.

         Highly Competitive Markets and Technological Change. The markets in which the Company operates are highly competitive and subject to rapid technological change. Many of the Company's products are in research and development, testing, or early marketing stages. Many of the Company's competitors are large chemical companies with greater financial, marketing, and technological resources than the Company. There is no assurance that competitors will not develop new products that will render the Company's products noncompetitive.

         Product Liability. Application of the Company's pesticide products to crops and farm lands could expose the Company to product liability claims. Product liability claims could result in Company exposure for crop damage or personal injury. Run-off of excess concentrations of pesticide products could also expose the Company to claims and liabilities for water pollution, including governmental fines and penalties.

         Reliance on Third Party Manufacturers and Producers. The Company relies on overseas producers of the raw materials for its products and on third party toll manufacturers to manufacture and package the raw material into a saleable product. There is no assurance that the Company will have an uninterrupted supply of raw material or that producers and toll manufacturers will produce the products at competitive prices.
                                       44PAGE

    Thermo Ecotek Corporation

    Other Risks

         Significant Quarterly Fluctuations in Operating Results. The Company's operating results fluctuate significantly from quarter to quarter based on a number of factors, primarily seasonal energy demand in California, which results in higher payments under the Company's California power-sales agreements in the months of May through October, and lower payments during the remainder of the year, and seasonal demand for its biopesticide products. The Company historically has operated at a loss or marginal profitability during its second fiscal quarter due to the rate structure under these agreements. In addition, the Company's operating results can be affected by utility imposed curtailments or by any operating problems that cause a plant to operate at less than normal capacity, and with respect to its biopesticide business, by agricultural conditions such as pest pressure and infestation, amount of rain, the occurrence of natural resistance factors, and the increase or decrease in agricultural plantings and produce prices.

         Limitation on Access to Operating Company Assets and Cash Flow. The Company's operations are conducted through the Operating Companies, and the Company's cash flow is contingent on the ability of the Operating Companies to make dividends or other distributions to the Company. The terms of certain leases and financial agreements to which the Operating Companies are parties require that certain funds be held in trust and that certain funds be restricted from distribution to the Company. As of September 28, 1996, approximately $7.6 million of the Company's cash and cash equivalents was restricted from distribution by the terms of certain operating companies lease and financing agreements. In addition, until such time, if ever, as projections of avoided-cost change, all cash flows from the Woodland operation, other than cash required for tax distribution, will be restricted from distribution to the Company. The inability of the Company to receive distributions from the Operating Companies could have a material adverse effect on the future growth of the Company.








                                       45PAGE

Thermo Ecotek Corporation

Selected Financial Information
                                           Nine
                                          Months
                       Year Ended         Ended            Year Ended
                   --------------------  ---------  ---------------------------
(In thousands
except per         Sept. 28,  Sept. 30,  Sept. 30,  Dec. 31,   Jan. 1,  Jan. 2,
share amounts)       1996(a)       1995    1995(b)      1994   1994(c)     1993
-------------------------------------------------------------------------------
                             (Unaudited)
Statement of Income Data:
Revenues            $150,076   $139,319   $107,139  $134,261  $117,691 $104,785
Net income            17,780     12,540     10,264     9,651     3,890    2,332
Earnings per share:
    Primary              .70        .58        .46       .48       .19      .12
    Fully diluted        .53        .43        .34       .37       .19      .12
Weighted average
  shares:
    Primary           25,476     21,796     22,477    20,118    19,999   20,016
    Fully diluted     36,315     33,114     33,794    31,193    19,999   20,016

Balance Sheet Data:
Working capital     $ 76,217              $ 58,361  $ 28,418  $ 17,295 $  5,014
Total assets         449,145               390,476   285,970   302,345  101,455
Long-term
  obligations        209,281               202,360   163,800   177,300   20,188
Redeemable
  convertible
  stock                    -                     -         -         -   10,000
Shareholders'
  investment         129,687                92,985    55,146    45,495   31,605

(a) Reflects the March 1996 issuance of $37 million principal amount of noninterest-bearing subordinated convertible debentures and the May 1996 acquisition of the biopesticides division of W.R. Grace & Co.
(b) In June 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995 is presented.
(c) Reflects the issuance of $68.5 million aggregate principal amount of 4% subordinated convertible debentures to Thermo Electron and the assumption of $128.5 million of nonrecourse tax-exempt obligations.









                                       46PAGE

    Thermo Ecotek Corporation

    Common Stock Market Information

         The following table shows the market range for the Company's common stock on reported sales prices on the American Stock Exchange (symbol
    TCK) since January 20, 1995, the date the Company's common stock began trading on the exchange. Prices have been restated to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, which was distributed in October 1996.

                                 Fiscal 1996                Fiscal 1995
                           ----------------------     ----------------------
    Quarter                  High          Low           High          Low
    ------------------------------------------------------------------------
    First                  $11 1/6       $ 8 11/12    $ 8 2/3       $ 7 1/3
    Second                  14            10 3/4        9 1/2         8 1/4
    Third                   16 5/6        13 1/6       11 7/12        8 5/6
    Fourth                  16 5/12       13 1/3

         As of November 22, 1996, the Registrant had 778 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Registrant's common stock on November 22, 1996, was $14 3/4 per share.

    Dividend Policy

         The Registrant has never paid cash dividends because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Registrant's earnings, capital requirements, and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of certain restrictions applicable to the use of certain funds.

    Shareholder Services

         Shareholders of Thermo Ecotek Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Vice President and Chief Financial Officer, Thermo Ecotek Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Beginning with the 1997 fiscal year, quarterly distribution will be limited to the second quarter report only. All quarterly reports and press releases are also available through the Internet at the Company's home page on the World Wide Web (http://www.thermo.com/subsid /tck.html).

    Form 10-K Report

         A copy of the Annual Report on Form 10-K for the year ended September 28, 1996, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to John N. Hatsopoulos, Vice President and Chief Financial Officer, Thermo Ecotek Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.
                                       47PAGE

    Thermo Ecotek Corporation


    Stock Transfer Agent

         American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuances of stock certificates, changes of ownership, lost stock certificates, and changes of address. For these and similar matters, please direct inquires to:

         American Stock Transfer & Trust Company
         Shareholder Services Department
         40 Wall Street, 46th Floor
         New York, New York 10005
         (718) 921-8200

    Annual Meeting

         The annual meeting of shareholders will be held on Thursday, March 13, 1997, at 10:00 a.m. at Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts.





                                       48PAGE