Form 10-K, Exhibit 13
period 1997-09-27
THERMO ECOTEK CORP
filed 1997-12-08
CIK 864960

Exhibit 13










                            Thermo Ecotek Corporation

                        Consolidated Financial Statements

                                Fiscal Year 1997
PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                        Consolidated Statement of Income

                                                                 Nine Months
                                          Year Ended                End
                              ---------------------------------  -----------

                              Sept. 27,   Sept. 28,   Sept. 30,  Sept. 30,
    (In thousands)                 1997        1996        1995       1995
    ------------------------------------------------------------------------
                                                     (Unaudited)

    Revenues (Notes 10 and 12) $180,191    $150,076    $139,319   $107,139
                               --------    --------    --------   --------
    Costs and Operating
      Expenses:
      Cost of revenues
        (includes $4,545,
        $4,952, $4,689, and
        $3,223 to related
        parties; Notes 7
        and 8)                  113,236     101,883      98,822     74,097
      Selling, general, and
        administrative
        expenses (includes
        $1,802, $1,759,
        $1,885, and $1,429
        to related parties;
        Notes 7 and 8)           19,857      12,218       9,307      7,856
                               --------    --------    --------   --------
                                133,093     114,101     108,129     81,953
                               --------    --------    --------   --------
    Operating Income             47,098      35,975      31,190     25,186

    Interest Income               5,089       5,104       3,340      2,820
    Interest Expense
      (includes $2,740,
      $2,740, $2,740, and
      $2,055 to parent
      company)                  (13,926)    (14,727)    (13,333)   (10,567)
    Equity in Earnings (Loss)
      of Joint Venture               33         (26)          -          -
                               --------    --------    --------   --------
    Income Before Provision
      for Income Taxes and
      Minority Interest          38,294      26,326      21,197     17,439

    Provision for Income

      Taxes (Note 6)             14,415       7,271       7,200      6,027
    Minority Interest Expense     1,334       1,275       1,457      1,148
                               --------    --------    --------   --------
    Net Income                 $ 22,545    $ 17,780    $ 12,540   $ 10,264
                               ========    ========    ========   ========

                                        2PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                                                                 Nine Months
                                          Year Ended                Ended
                              ---------------------------------  -----------
    (In thousands except      Sept. 27,   Sept. 28,  Sept. 30,     Sept. 30,
    per share amounts)             1997        1996       1995          1995
    ------------------------------------------------------------------------
                                                     Unaudited)
    Earnings per Share:
      Primary                  $    .85    $    .70   $    .58      $    .46
                               ========    ========   ========      ========
      Fully diluted            $    .64    $    .53   $    .43      $    .34
                               ========    ========   ========      ========

    Weighted Average Shares:
      Primary                    26,491      25,476     21,796        22,477
                               ========    ========   ========      ========
      Fully diluted              38,746      36,315     33,114        33,794
                               ========    ========   ========      ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        3PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                           Consolidated Balance Sheet

                                                  Sept. 27,        Sept. 28,
    (In thousands)                                     1997             1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                    $ 83,540         $ 63,238
      Restricted funds                               20,773           18,936
      Accounts receivable and unbilled revenues      33,039           28,061
      Inventories                                    13,916           11,299
      Prepaid income taxes (Note 6)                   4,298            2,016
      Other current assets                            1,728            2,937
                                                   --------         --------
                                                    157,294          126,487
                                                   --------         --------
    Property, Plant, and Equipment, Net             263,067          262,766
                                                   --------         --------
    Due from Parent Company (Note 6)                 10,164           12,116
                                                   --------         --------
    Long-term Available-for-sale Investments,
      at Quoted Market Value (amortized cost of
      $8,504 and $6,004; Note 2)                     12,497           20,254
                                                   --------         --------
    Restricted Funds                                 20,905           14,112
                                                   --------         --------
    Other Assets                                     21,378           13,410
                                                   --------         --------
                                                   $485,305         $449,145
                                                   ========         ========

                                        4PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                                                   Sept. 27,       Sept. 28,
    (In thousands except share amounts)                 1997            1996
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Current portion of long-term obligations
        (Note 11)                                   $ 35,012        $ 24,806
      Accounts payable                                 4,031           1,517
      Lease obligations payable                        1,736           1,812
      Accrued interest                                 3,524           3,159
      Accrued income taxes (Note 6)                    2,057           1,858
      Other accrued expenses                          18,965          15,532
      Due to parent company                            1,255           1,586
                                                    --------        --------
                                                      66,580          50,270
                                                    --------        --------
    Long-term Obligations (Note 11):
      Nonrecourse tax-exempt obligations              51,800          77,900
      Subordinated convertible debentures (includes
        $68,500 due to parent company)               130,648         100,227
      Capital lease obligations                       22,242          31,154
                                                    --------        --------
                                                     204,690         209,281
                                                    --------        --------
    Deferred Income Taxes (Note 6)                    49,934          42,633
                                                    --------        --------
    Other Deferred Items (Note 10)                    13,521          13,958
                                                    --------        --------
    Minority Interest                                  3,304           3,316
                                                    --------        --------
    Commitments and Contingencies
      (Notes 3, 7, 8, and 9)

    Shareholders' Investment (Notes 4 and 5):
      Common stock, $.10 par value, 50,000,000
        shares authorized; 25,978,198 and
        16,174,636 shares issued                       2,598           1,617
      Capital in excess of par value                  95,573          74,740
      Retained earnings                               67,593          45,048
      Treasury stock at cost, 1,477,250 and
        21,413 shares                                (20,872)           (481)
      Cumulative translation adjustment                  (52)              -

      Net unrealized gain on available-for-sale
        investments (Note 2)                           2,436           8,763
                                                    --------        --------
                                                     147,276         129,687
                                                    --------        --------
                                                    $485,305        $449,145
                                                    ========        ========
    The accompanying notes are an integral part of these consolidated financial statements.
                                        5PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                      Consolidated Statement of Cash Flows
                                                                 Nine Months
                                          Year Ended                Ended
                              ---------------------------------  -----------
                              Sept. 27,   Sept. 28,   Sept. 30,    Sept. 30,
    (In thousands)                 1997        1996        1995         1995
    ------------------------------------------------------------------------
                                                     (Unaudited)
    Operating Activities:
    Net income                 $ 22,545    $ 17,780   $ 12,540      $ 10,264
    Adjustments to reconcile
     net income to net cash
     provided by operating
     activities:
      Minority interest
       expense                    1,334       1,275      1,457         1,148
      Depreciation and
       amortization              21,618      20,425     15,239        12,752
      Deferred revenue
       (Note 10)                 (8,200)          -          -             -
      Deferred income tax

       expense (Note 6)          10,715       3,086      6,088         3,987
      Changes in current
       accounts, excluding
       the effect of
       acquisitions:
        Restricted funds         (1,837)     (6,944)     2,038         3,453
        Accounts
         receivable and
         unbilled
         revenues                (3,740)     (2,130)    (3,236)      (11,050)
        Inventories              (1,371)      1,584     (1,078)          582
        Other current
         assets                   1,229         544      5,423         3,418
        Accounts payable          2,457         148       (969)         (931)
        Lease obligations
         payable                   (602)        389        879        (1,668)
        Due (to) from
         parent company           3,170       5,319       (874)          (91)
        Other current
         liabilities                201       3,599      2,787         3,572
        Other                         -          26        (77)          720
                               --------    --------   --------      --------
    Net cash provided by
     operating activities        47,519      45,101     40,217        26,156
                               --------    --------   --------      --------
    Investing Activities:
     Acquisitions, net of
      cash acquired (Note 3)    (10,865)     (8,088)         -             -
     Funding of long-term
      restricted funds           (6,793)     (2,073)   (10,485)       (7,907)
     Increase in other
      deferred items              8,476           -          -             -
     Increase in other assets    (2,452)     (3,004)    (2,030)       (2,030)
     Purchases of property,
      plant, and equipment     $(17,710)   $(36,587)  $ (5,472)     $ (5,350)
                               --------    --------   --------      --------
                                        6PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                                                                 Nine Months
                                          Year Ended                Ended
                              ---------------------------------  -----------
                              Sept. 27,   Sept. 28,   Sept. 30,    Sept. 30,
    (In thousands)                 1997        1996        1995         1995
    ------------------------------------------------------------------------
                                                     (Unaudited)
    Net cash used in
     investing activities      $(29,344)   $(49,752)  $(17,987)     $(15,287)
                               --------    --------   --------      --------
    Financing Activities:
     Net proceeds from
      issuance of
      subordinated
      convertible debentures
      (Note 11)                  48,470      35,942          -             -
     Repayment of long-term
      obligations               (16,800)    (14,100)   (11,200)       (3,400)
     Payments under capital
      lease obligations          (8,006)     (7,191)    (2,649)       (2,649)
     Net proceeds from
      issuance of Company
      common stock (Note 4)         698       6,247     27,598        27,598
     Payment of withholding
      taxes related to stock
      option exercises           (1,115)     (1,221)       (23)          (23)
     Repurchases of Company
      common stock              (19,743)          -          -             -
     Distribution to minority
      partner                    (1,346)       (947)    (1,598)       (1,060)
     Due from parent company          -           -        542             -
                               --------    --------   --------      --------
    Net cash provided by
     financing activities         2,158      18,730     12,670        20,466
                               --------    --------   --------      --------
    Exchange Rate Effect
     on Cash                        (31)          -          -             -
                               --------    --------   --------      --------
    Increase in Cash and Cash
     Equivalents                 20,302      14,079     34,900        31,335

    Cash and Cash Equivalents
     at Beginning of Period      63,238      49,159     14,259        17,824
                               --------    --------   --------      --------
    Cash and Cash Equivalents
     at End of Period          $ 83,540    $ 63,238   $ 49,159      $ 49,159
                               ========    ========   ========      ========

                                        7PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                                                                 Nine Months
                                          Year Ended                 Ended
                              ---------------------------------  -----------
                              Sept. 27,   Sept. 28,   Sept. 30,    Sept. 30,
    (In thousands)                 1997        1996        1995         1995
    ------------------------------------------------------------------------
                                                     (Unaudited)
    Cash Paid For:
      Interest                 $ 13,100    $ 14,267   $ 12,310      $ 11,409

      Income taxes             $      7    $    101   $     26      $     25

    Noncash Activities:
      Acquisition of asset
        under capital lease    $      -    $      -   $ 47,020      $ 47,020
      Reduction in lease
        obligations payable           -           -      1,980         1,980
                               --------    --------   --------      --------
          Assumption of
            obligations under
            capital lease      $      -    $      -   $ 49,000      $ 49,000
                               ========    ========   ========      ========

      Fair value of assets of
        acquired companies     $ 15,183    $  8,983   $      -      $      -
      Cash paid for acquired
        companies               (11,223)     (8,088)         -             -
                               --------    --------   --------      --------
          Liabilities assumed
            of acquired
            companies          $  3,960    $    895   $      -      $      -
                               ========    ========   ========      ========

      Conversions of
        subordinated
        convertible
        debentures             $ 19,579    $  5,273   $      -      $      -
                               ========    ========   ========      ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        8PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                                1997       1996       1995
    ------------------------------------------------------------------------
    Common Stock, $.10 Par Value
      Balance at beginning of period          $  1,617   $  1,551   $  1,316
      Effect of three-for-two stock split          809          -          -
      Net proceeds from private placement
        of Company common stock (Note 4)             -         22          -
      Issuance of Company common stock
        under employees' and directors'
        stock plans                                 27         18          2
      Conversions of noninterest-bearing
        subordinated convertible debentures        145         26          -
      Capitalization of Company                      -          -        233
                                              --------   --------   --------
      Balance at end of period                   2,598      1,617      1,551
                                              --------   --------   --------
    Capital in Excess of Par Value
      Balance at beginning of period            74,740     64,188     36,826
      Effect of three-for-two stock split         (809)         -          -
      Net proceeds from private placement
        of Company common stock (Note 4)             -      4,942          -
      Issuance of Company common stock
        under employees' and directors'
        stock plans                                204        503         89
      Tax benefit related to employees'
        and directors' stock plans               2,447          -          -
      Conversions of noninterest-bearing
        subordinated convertible debentures     18,991      5,107          -
      Capitalization of Company                      -          -     27,273
                                              --------   --------   --------
      Balance at end of period                  95,573     74,740     64,188
                                              --------   --------   --------
    Retained Earnings
      Balance at beginning of period            45,048     27,268     17,004
      Net income                                22,545     17,780     10,264
                                              --------   --------   --------
      Balance at end of period                  67,593     45,048     27,268
                                              --------   --------   --------
    Treasury Stock
      Balance at beginning of period              (481)       (22)         -
      Activity under employees' and
        directors' stock plans                    (648)      (459)       (22)

      Purchases of Company common stock        (19,743)         -          -
                                              --------   --------   --------
      Balance at end of period                $(20,872)  $   (481)  $    (22)
                                              --------   --------   --------

                                        9PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

    (In thousands)                                1997       1996       1995
    ------------------------------------------------------------------------
    Cumulative Translation Adjustment
      Balance at beginning of period          $      -   $      -   $      -
      Translation adjustment                       (52)         -          -
                                              --------   --------   --------
      Balance at end of period                     (52)         -          -
                                              --------   --------   --------
    Net Unrealized Gain on Available-for-
      sale Investments
      Balance at beginning of period             8,763          -          -
      Change in net unrealized gain on
        available-for-sale investments
        (Note 2)                                (6,327)     8,763          -
                                              --------   --------   --------
      Balance at end of period                   2,436      8,763          -
                                              --------   --------   --------
    Total Shareholders' Investment            $147,276   $129,687   $ 92,985
                                              ========   ========   ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                       10PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermo Ecotek Corporation (the Company) is an environmental company providing a range of environmentally responsible technologies and products, including nonutility electric power generation using clean combustion processes, engineered clean fuels, as well as environmentally friendly pest control products through its biopesticides subsidiary, Thermo Trilogy Corporation (Thermo Trilogy; Note 3).
        The Company is principally engaged in the development and operation of alternative-energy electrical generation facilities. The Company develops and operates facilities through joint ventures or limited partnerships in which the Company has a majority interest, or through wholly owned subsidiaries (the Operating Companies). The Company's interests in the Operating Companies range from 67% to 100% and, in each case, are held by wholly owned subsidiaries of the Company. Of the facilities operated by the Company, three are owned by the Company and the remainder are owned by unaffiliated parties who lease them to the Operating Companies under long-term leases (Note 7).

    Relationship with Thermo Electron Corporation
        The Company was incorporated on November 30, 1989, as a wholly owned subsidiary of Thermo Electron Corporation (Thermo Electron). At September 27, 1997, Thermo Electron owned 21,382,660 shares of the Company's common stock, representing 87% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company, its majority-owned and wholly owned Operating Companies, and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for investments in businesses in which it owns between 20% and 50% using the equity method.

    Fiscal Year
        In June 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's transition period, which ended on September 30, 1995, was the 39-week period from January 1, 1995, to

    September 30, 1995, referenced as "fiscal 1995." References to fiscal 1997 and 1996 are for the years ended September 27, 1997, and September 28, 1996, respectively. Fiscal 1997 and 1996 each included 52 weeks. The unaudited statements of income and cash flows for the 52-week period ended September 30, 1995, are presented for comparative purposes only.

    Revenue Recognition
        The Company earns revenues primarily from the operation of alternative-energy facilities. Revenues from plant operations are recorded as electricity is delivered. The Operating Companies have long-term power supply arrangements with local utilities, expiring

                                       11PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    between 2005 and 2020, to sell all the output of the plants currently in operation at established or formula-based defined rates (Note 9). Under certain of these arrangements, in the event of service termination by the Operating Companies prior to the end of the obligation period, the Operating Companies may be required to reimburse the utilities to the extent that cumulative revenue calculated at established rates exceeds the amounts calculated at the utilities' "avoided cost" rates. Management does not expect to incur any obligation under these provisions in the foreseeable future.
        The Woodland plant has conditions in its nonrecourse lease agreement that require the funding of a "power reserve" in years prior to 2000, based on projections of operating cash flow shortfalls in 2000 and thereafter. The power reserve represents funds available to make lease payments in the event that revenues are not sufficient after the plant converts to avoided-cost rates in March 2000. This funding requirement will significantly limit future profit distributions that Woodland may make to the Company. Accordingly, beginning during the first quarter of fiscal 1997, the Company began recording as an expense the funding of reserves required under Woodland's nonrecourse lease agreement to cover projected shortfalls in lease payments beginning in 2000. Consequently, the results of the Woodland plant were greatly diminished during 1997 and the Company expects that such results will be reduced to approximately break even in 1998 and thereafter. During fiscal 1997 and 1996, the Woodland plant contributed $1.0 million and $5.1 million of operating income, respectively.

    Repairs and Maintenance
        The Company charges routine repairs and maintenance to expense in the period the costs are incurred. The Company accrues for major maintenance and overhauls in anticipation of scheduled outages. Other accrued expenses in the accompanying balance sheet includes approximately
    $3.9 million and $4.7 million at fiscal year-end 1997 and 1996, respectively, in anticipation of major maintenance and overhauls.

    Accounting for Derivatives
        The Company has entered into interest rate swap agreements in connection with debt on certain alternative-energy facilities (Notes 11 and 13). The interest rate swap agreements convert floating debt obligations to fixed rate obligations. Interest rate swap agreements are accounted for under the accrual method. Amounts to be received from or paid to the counter-parties of the agreements are accrued during the period to which the amounts relate and are reflected as interest expense. The related amounts payable to the counter-parties are included in other accrued expenses in the accompanying balance sheet. The fair value of the swap agreements is not recognized in the accompanying financial statements since the agreements are accounted for as hedges.

                                       12PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

        The Company enters into foreign currency agreements to manage specifically identifiable risks. The Company's short-term foreign exchange forward contracts are part of the Company's management of foreign currency exposures. Foreign currency agreements are treated as a hedge on currency movements on certain customer deposits received and held in foreign denominated currency. Gains and losses on the forward contract offset gains and losses on the foreign denominated account.
        The Company does not enter into speculative foreign currency or interest rate swap agreements.

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 5). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        The Company and Thermo Electron have a tax allocation agreement under which the Company is included in the consolidated federal and certain state income tax returns filed by Thermo Electron. The agreement provides that Thermo Electron charges or pays the Company amounts based on the Company's relative contribution to Thermo Electron's tax liability. If Thermo Electron's equity ownership of the Company were to drop below 80%, the Company would be required to file its own tax returns.
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        Primary earnings per share has been computed based on the weighted average number of common shares outstanding during the year and common stock equivalents, where dilutive. Common stock equivalents in all periods represent the effect of the assumed exercise of stock options, where material, and in fiscal 1997 and 1996, include the assumed conversion of the Company's noninterest-bearing subordinated convertible debentures. Fully diluted earnings per share has been computed assuming the conversion of the Company's subordinated convertible debentures, and elimination of the related interest expense, as well as the exercise of stock options and their related tax effects.

    Cash Equivalents and Restricted Funds
        As of September 27, 1997, $69.3 million of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron.

                                       13PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents also include investments in money market accounts. The use of cash and cash equivalents totaling $10.8 million and $7.6 million at September 27, 1997, and September 28, 1996, respectively, was restricted by the terms of certain Operating Companies' lease and financing agreements.
        Restricted funds in the accompanying balance sheet represents amounts held in trust for lease and debt payments and working capital requirements, as required by certain of the Operating Companies' lease and financing agreements, and are invested in money market accounts. Restricted funds that are not expected to be used within the next fiscal year are classified as long-term in the accompanying balance sheet.
        All cash equivalents and restricted funds are carried at cost, which approximates market value.

    Inventories
        Inventories consist of raw materials, fuel, operating supplies, spare parts, and include, where applicable, materials and overhead. Inventories are stated at the lower of cost (on a first-in, first-out or average basis) or market value. The components of inventories are as follows:

    (In thousands)                                         1997        1996
    -----------------------------------------------------------------------
    Raw materials and supplies                          $11,886     $11,299
    Work in process and finished goods                    2,030           -
                                                        -------     -------
                                                        $13,916     $11,299
                                                        =======     =======


    Available-for-sale Investments
        Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's investments in long-term debt and marketable equity securities are accounted for at market value (Note 2).

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: electric generating facilities - 25 years, property under capital lease - the life of the asset, leasehold improvements - the shorter of the term of the

                                       14PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    lease or the life of the asset, and machinery and equipment - 3 to 7 years. Property, plant, and equipment consists of the following:

    (In thousands)                                          1997        1996
    ------------------------------------------------------------------------
    Land                                                $  3,479    $  3,479
    Electric generating facilities (Notes 8 and 11)      200,573     200,425
    Property under capital lease                          47,020      47,020
    Machinery and equipment                                7,366       4,369
    Leasehold improvements                                15,814      15,032
    Construction in process (Note 3)                      54,585      39,059
                                                        --------    --------
                                                         328,837     309,384
    Less: Accumulated depreciation and amortization       65,770      46,618
                                                        --------    --------
                                                        $263,067    $262,766
                                                        ========    ========

    Other Assets
        Other assets in the accompanying balance sheet includes certain costs associated with the development of the Company's alternative-energy facilities; prepaid rent relating to an Operating Company's lease agreement; and goodwill that arose in connection with the acquisition of an Operating Company. Other assets also includes deferred debt expense relating to the Company's issuances of subordinated convertible debentures, and patents, licenses, and other intangible assets arising from the Thermo Trilogy and biosys acquisitions (Note 3). These assets are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 30 years. These assets were $19.9 million and $12.2 million, net of accumulated amortization of $8.2 million and $4.5 million, at fiscal year-end 1997 and 1996, respectively.
        In addition, other assets includes an investment in a joint venture of $1.5 million and $1.2 million at fiscal year-end 1997 and 1996, respectively.

    Other Deferred Items

        Other deferred items in the accompanying 1997 balance sheet includes obligations under an Operating Company lease to cover projected short-falls in lease payments beginning in 2000, as described above under the caption "Revenue Recognition." In addition, other deferred items includes rent that has been recognized ratably for financial reporting purposes in connection with an Operating Company's lease agreement at fiscal year-end 1997 and 1996 (Note 7), and deferred income in connection with the termination of a power-sales agreement at fiscal year-end 1996 (Note 10).

                                       15PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Foreign Currency
        All assets and liabilities of the Company's foreign subsidiary are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation". Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment". Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

    Stock Split
        All share and per share information, except for share information in the accompanying 1996 balance sheet, was restated in fiscal 1996 to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, which was distributed in October 1996.

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

    Presentation
        Certain amounts in fiscal 1996 and 1995 have been reclassified to conform to the presentation in the fiscal 1997 financial statements.

    2.  Available-for-sale Investments

        The Company's marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain on available-for-sale investments." As of September 27, 1997, the Company held one long-term available-for-sale investment, an investment in the common stock of KFx, Inc. (KFx), described below.
        In fiscal 1995, the Company purchased 1,500,000 shares of KFx common stock for $3.0 million, representing an approximate 7% equity interest in KFx. In fiscal 1996, the Company purchased an additional 1,500,000 shares of KFx common stock for $3.0 million, representing an additional 7% equity interest in KFx. In fiscal 1997, the Company purchased an additional 1,250,000 shares of KFx common stock for $2.5 million pursuant to the purchase agreement, bringing its total equity interest in KFx to approximately 18%. The fair market value of this investment at September 27, 1997, was $12.5 million. Simultaneously with the execution of the

                                       16PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Available-for-sale Investments (continued)

    purchase agreement, KFx granted to the Company a warrant to purchase an additional 7,750,000 shares at $3.65 per share, as well as a warrant to purchase further shares of the common stock of KFx at market value, defined so that the number, when added to all other shares of such common stock owned by the Company, would result in the Company owning 51% of the common stock of KFx on a fully-diluted basis. These warrants are exercisable from January 1, 2000, through July 1, 2001.

    3.  Acquisitions and Project Under Development

    Acquisitions
        In January 1997, Thermo Trilogy acquired substantially all of the assets of biosys, inc. (biosys), a biopesticide company, for $11.2 million in cash and the assumption of certain liabilities. Allocation of the purchase price for this acquisition was based on an estimate of the fair value of the net assets acquired and is subject to adjustment based on finalization of purchase price allocation. The Company does not expect that the final allocation will differ materially from the preliminary estimate.
        In May 1996, the Company, through two wholly owned subsidiaries, acquired the assets of the biopesticides division of W.R. Grace & Co. (renamed Thermo Trilogy), which develops, manufactures, and markets environmentally friendly products used for pest control, for $8.1 million in cash and the assumption of certain liabilities. In addition, the Company will pay a royalty fee of seven percent on annual sales of the acquired business in excess of $14 million through the year 2000.
        The aggregate cost of these acquisitions approximated the fair value of the net assets acquired. These acquisitions have been accounted for using the purchase method of accounting and their results have been included in the accompanying financial statements from their respective dates of acquisition.
        Based upon unaudited data, the following table presents selected financial information for the Company and biosys on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1996. The effect of the acquisition of Thermo Trilogy is not included in the pro forma data as it was not material to the Company's results of operations.

    (In thousands except per share amounts)                1997       1996
    ----------------------------------------------------------------------
    Revenues                                          $185,108    $172,569
    Net income                                          15,464       3,931
    Earnings per share:
      Primary                                              .58         .15
      Fully diluted                                        .46         .15

                                       17PAGE

  Thermo Ecotek Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

  3.  Acquisitions and Project Under Development (continued)

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of biosys been made at the beginning of fiscal 1996.

  Project Under Development
      In August 1995, the Company, through two wholly owned subsidiaries, entered into a Limited Partnership Agreement with KFx Wyoming, Inc., a subsidiary of KFx, to develop, construct, and operate a 500,000-ton-per-year subbituminous coal-beneficiation plant near Gillette, Wyoming. The Company has provided approximately $50 million, and is committed to provide up to an additional $5 million, for the design, construction, and operation of the plant and will have a 95% equity interest in the project. During the first quarter of fiscal 1997, a fire occurred which caused certain delays with respect to the commencement of commercial operations of the facility, with substantially all repair costs anticipated to be reimbursable by insurance proceeds. Commercial operation of the facility is now expected to begin during the first half of fiscal 1998. The Company has also made an investment in KFx (Note 2).

  4.  Shareholders' Investment

      In June 1996, the Company sold 330,000 shares of its common stock in a private placement at $16.08 per share, for net proceeds of $5.0 million.
      In February 1995, the Company sold 3,500,334 shares of its common stock in an initial public offering at $8.50 per share, for net proceeds of $27.5 million.
      The net assets of certain Operating Companies are generally restricted as to the amounts that can be transferred to the parent company in the form of dividends, loans or advances, pursuant to certain lease or debt agreements. As of September 27, 1997, net assets of certain subsidiaries of approximately $94.0 million were not restricted from distribution.
      At September 27, 1997, the Company had reserved 16,486,355 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's convertible obligations.

  5.  Employee Benefit Plans

  Stock-based Compensation Plans

  Stock Option Plans
  ------------------
      The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans permit the grant of nonqualified and incentive stock options. A third plan permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain
                                       18PAGE

  Thermo Ecotek Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

  5.  Employee Benefit Plans (continued)

  transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from four to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron.
      A summary of the Company's stock option information is as follows:

                           1997              1996               1995
                     ----------------  ----------------  -----------------
                             Weighted          Weighted           Range of
                     Number   Average  Number   Average  Number     Option
  (Shares in             of  Exercise      of  Exercise      of     Prices
  thousands)         Shares     Price  Shares     Price  Shares  per Share
  ------------------------------------------------------------------------
  Options outstanding,
    beginning of                                                    $4.00-
    period            1,439    $ 6.55   1,491    $ 4.96   1,539     $6.00

      Granted           264     14.13     309     11.48       -         -
                                                                     4.00-
      Exercised        (369)     4.46    (349)     4.16     (22)     5.83
                                                                     4.00-
      Forfeited         (53)     8.21     (12)     6.98     (26)     5.83
                      -----             -----             -----
  Options outstanding,                                              $4.00-
   end of period      1,281    $ 8.64   1,439    $ 6.55   1,491     $6.00
                      =====    ======   =====    ======   =====     =====
                                                                    $4.00-
  Options exercisable 1,281    $ 8.64   1,439    $ 6.55   1,491     $6.00
                      =====    ======   =====    ======   =====     =====
  Options available
   for grant            353               365               662
                      =====             =====             =====
  Weighted average fair
    value per share of
    options granted

    during year                $ 5.72            $ 4.49
                               ======            ======
                                       19PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

        A summary of the status of the Company's stock options at September 27, 1997, is as follows:

                                       Options Outstanding and Exercisable
                                     ---------------------------------------
                                                     Weighted
                                                      Average       Weighted
                                      Number        Remaining        Average
                                          of      Contractual       Exercise
    Range of Exercise Prices          Shares             Life          Price
    ------------------------------------------------------------------------
    (Shares in thousands)

    $ 5.50 - $10.22                     949         6.8 years        $ 6.65
     10.23 -  14.94                     260         9.0 years         13.98
     14.95 -  19.66                      71         5.9 years         15.55
     19.67 -  24.38                       1         2.7 years         24.38
                                      -----
    $ 5.50 - $24.38                   1,281         7.2 years        $ 8.64
                                      =====

    Employee Stock Purchase Program
        Substantially all of the Company's employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1996, the program was sponsored by Thermo Electron. Under this program, the applicable shares of common stock can be purchased at the end of a 12-month plan year at 95% of the fair market value at the beginning of the period, and shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, shares of Thermo Electron's common stock could be purchased at 85% of the fair market value at the beginning of the period, and shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in fiscal 1997 and 1996 under the Company's stock-based compensation plans been determined based on the fair value at

                                       20PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

    the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                   1997      1996
    ------------------------------------------------------------------------
    Net income:
      As reported                                          $22,545   $17,780
      Pro forma                                             22,159    17,565

    Earnings per share:
      Primary:
        As reported                                            .85       .70
        Pro forma                                              .84       .69

      Fully diluted:
        As reported                                            .64       .53
        Pro forma                                              .63       .53

        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                          1997          1996
    ------------------------------------------------------------------------
    Volatility                                             26%          26%
    Risk-free interest rate                               6.1%         6.0%
    Expected life of options                         6.4 years    6.1 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    401(k) Savings Plans
        Substantially all of the Company's corporate, full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan.

                                       21PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

    Contributions to the Thermo Electron 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. Employees of the Operating Companies who meet eligibility requirements may participate in a separate defined contribution plan. Contributions to the plan are made by both the employee and the Operating Companies. The Operating Companies' contributions are based on the level of employee contributions. The Company contributed and charged to expense for these plans $401,000, $279,000, and $157,000 in fiscal 1997, 1996, and 1995, respectively.

    6.  Income Taxes

        The components of the provision for income taxes are as follows:

    (In thousands)                             1997        1996        1995
    -----------------------------------------------------------------------
    Currently payable:
      Federal                               $ 3,214     $ 2,899     $ 1,647
      State                                     486       1,286         393
                                            -------     -------     -------
                                              3,700       4,185       2,040
                                            -------     -------     -------
    Deferred:
      Federal                                 9,250       2,485       3,257
      State                                   1,465         601         730
                                            -------     -------     -------
                                             10,715       3,086       3,987
                                            -------     -------     -------
                                            $14,415     $ 7,271     $ 6,027
                                            =======     =======     =======

        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% in fiscal 1997 and 34% in fiscal 1996 and 1995 to income before provision for income taxes and minority interest due to the following:

    (In thousands)                             1997        1996        1995
    -----------------------------------------------------------------------
    Provision for income taxes at
      statutory rate                        $13,403     $ 8,951     $ 5,929
    Increases (decreases) resulting from:
      State income taxes, net of federal tax  1,268       1,245         741
      Minority interest expense                (466)       (434)       (390)
      Tax losses and credits benefited            -      (2,528)       (270)
      Nondeductible expenses                    210          37          17
                                            -------     -------     -------
                                            $14,415     $ 7,271     $ 6,027
                                            =======     =======     =======

                                       22PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes (continued)

        Tax losses and credits benefited during fiscal 1996 relate to the resolution of certain tax contingencies.
        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                         1997        1996
    -----------------------------------------------------------------------
    Deferred (prepaid) income taxes:
      Depreciation                                      $48,377     $40,924
      Partnership allocations                                 -         577
      Available-for-sale investments                      1,557       5,487
      State tax net operating loss carryforwards         (2,570)     (1,789)
      Capitalized costs                                    (324)     (5,253)
      Other reserves and accruals                        (3,974)     (2,994)
                                                        -------     -------
                                                         43,066      36,952
      Valuation allowance                                 2,570       3,665
                                                        -------     -------
                                                        $45,636     $40,617
                                                        =======     =======

        The valuation allowance relates to uncertainty surrounding the realization of certain state tax loss carryforwards and, in 1996, stock option exercises not benefited. The decrease in the valuation allowance in fiscal 1997 primarily relates to the realization of the benefit of stock options exercised. State tax loss carryforwards of approximately $19 million will begin to expire in 1998. The long-term due from parent company in the accompanying balance sheet represents amounts due from Thermo Electron for tax benefits arising from the Company's operations.

    7.  Commitments

    Leases
        During fiscal 1997, the Company entered into a seven-year fixed rate lease agreement with a third party for office space that expires in 2003. The Company's commitment under this agreement is approximately $300,000 per year, net of sublease income of $178,000 per year. During part of fiscal 1997 and in 1996 and 1995, the Company leased its office facilities from Thermo Electron. The agreement called for the Company to pay rent based on Thermo Electron's occupancy costs per square foot. The accompanying statement of income includes expenses of $27,400, $177,000, and $143,000 in fiscal 1997, 1996, and 1995, respectively, under the agreement with Thermo Electron.
        Certain Operating Companies have operating lease agreements for their facilities expiring in various years through 2010. The lease agreements provide for renewal of each of the leases for additional periods ranging from one to five years at the Operating Companies' option. In general, renewal options are at the lower of a predetermined percentage of the

                                       23PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Commitments (continued)

    average annual lease rental during the lease terms or the fair market rental as determined by an independent appraisal. In general, at the end of the lease terms or renewal terms, the Operating Companies have a right of first refusal or an option to purchase the facilities, at their fair market value, as determined by an independent appraisal. During fiscal 1995, the Company amended an existing facility operating lease, which resulted in the agreement being treated as a capital lease (Note 11).
        Lease payments under the operating leases are made to the owner of the facility only to the extent that power revenues exceed essential operating expenses, as defined, up to certain specified maximum levels (Note 8). Subject to the foregoing, as of September 27, 1997, the contractual amounts payable pursuant to the lease agreements total approximately $148.4 million over the remaining initial lease terms, averaging approximately $16.0 million per year. The Company recognizes rent expense ratably over the respective lease terms. The accompanying statement of income includes expenses from operating leases (excluding the operating lease with Thermo Electron) of $15.5 million, $15.2 million, and $13.4 million in fiscal 1997, 1996, and 1995, respectively.

    Fuel Supply
        The Operating Companies have entered into fuel supply agreements with various suppliers guaranteeing the purchase of certain minimum quantities of acceptable fuel at negotiated prices and terms. The Operating Companies purchased $20.4 million, $20.0 million, and $13.8 million of fuel under such contracts in fiscal 1997, 1996, and 1995, respectively. The agreements call for price adjustments based on certain published indices or stated rates over their terms expiring between 1997 and 2005. See Note 8 for fuel supply agreements with related parties.

    8.  Related-party Transactions

    Corporate Service Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% of the Company's revenues in calendar year 1995. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $1.8 million, $1.6 million, and $1.3 million in fiscal 1997, 1996, and 1995, respectively. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon

                                       24PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Related-party Transactions (continued)

    the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Fuel Supply
        A portion of the fuel used by the Operating Companies' facilities is obtained under agreements with related parties of the Operating Companies or their joint venture partners (Note 7). During fiscal 1997, 1996, and 1995, the Company paid $4.2 million, $4.6 million, and $2.9 million, respectively, under these agreements.

    Management Fees
        One of the Operating Companies has entered into management agreements with a related party of its joint venture partner for the day-to-day operation of its facility and the procurement and management of fuel. During fiscal 1997, 1996, and 1995, the Company paid $368,000, $350,000, and $253,000, respectively, under these agreements.

    Thermo Electron Guarantees
        Thermo Electron has issued an operating standards support agreement for each of the facilities leased or financed by the Operating Companies. These agreements provide that Thermo Electron will loan the Operating Companies, on a subordinated basis, enough funds to meet their lease or debt payments in the event the power plants are unable to generate power at a designated level and such inability is related to the design, construction, operation, or maintenance of the plants and not caused by certain uncontrollable circumstances.
        Thermo Electron has also guaranteed the lease payments of one of the Operating Companies under certain events. Under the terms of this guarantee, Thermo Electron will loan funds to the Operating Company to cover any shortfall in its lease payment in the event and to the extent the terms of the Operating Company's power purchase agreements are changed by Public Service Company of New Hampshire (PSNH; Note 9). No such payments have been required under this guarantee.
        The Company and Thermo Electron have entered into a Master Guarantee Reimbursement Agreement through which the Company will reimburse Thermo Electron in the event that Thermo Electron is required to make any payments pursuant to guarantees, including those guarantees described above.

    Operating Lease
        See Note 7 for a description of the Company's operating lease with Thermo Electron.

                                       25PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Related-party Transactions (continued)

    Long-term Obligations
        See Note 11 for long-term obligations of the Company held by Thermo Electron.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    9.  Contingencies

        Two of the Operating Companies have rate orders from the New Hampshire Public Utilities Commission (NHPUC) to sell all of their power to PSNH. An agreement between Northeast Utilities, parent to PSNH, and the State of New Hampshire, arising from the settlement of PSNH bankruptcy proceedings, contains language to the effect that PSNH will seek to renegotiate some of the terms of certain rate orders with small power producers and that the state will support PSNH in such efforts. PSNH has commenced discussions with these two Operating Companies and other small power producers through which it is seeking to renegotiate the rate orders applicable to the Company's and other facilities. The state, acting through NHPUC, has indicated that it supports such efforts. Any resolution is subject to the approval of NHPUC. Should the matter not reach resolution, the Company does not believe that PSNH has the right to take unilateral action to reduce the price of purchased power under such arrangements. Rejection of the Company's rate orders would result in a claim for damages by the Company and could be the subject of lengthy litigation. In January 1997, PSNH's parent company, Northeast Utilities, disclosed in a filing with the Securities and Exchange Commission that if a proposed deregulation plan for the New Hampshire electric utility industry were adopted, PSNH could default on certain financial obligations and seek bankruptcy protection. In February 1997, NHPUC voted to adopt a deregulation plan, and in March 1997, PSNH filed suit to block the plan. In March 1997, the federal district court issued a temporary restraining order which prohibits the NHPUC from implementing the deregulation plan as it affects PSNH, pending a determination by the court whether PSNH's claim could then be heard by the court. In April 1997, the court ruled that it could now hear the case and ordered that the restraining order would continue indefinitely pending the outcome of the suit. In addition, in March 1997, the Company, along with a group of other biomass power producers, filed a motion with the NHPUC seeking clarification of the NHPUC's proposed deregulation plan regarding several issues, including purchase requirements and payment of current rate order prices with respect to the Company's energy output. An unfavorable resolution of this matter, including the bankruptcy of PSNH, could have a material adverse effect on the Company's results of operations and financial position.
        The Company is contingently liable with respect to lawsuits and matters that arose in the normal course of business. In the opinion of management, these contingencies will not have a material adverse effect on the financial position or results of operations of the Company.

                                       26PAGE

  Thermo Ecotek Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

  10. Termination of Power-sales Agreement

       On August 2, 1993, in exchange for a cash payment, the Company agreed to terminate a power-sales agreement with a utility, which required the utility to purchase the power that was to be generated by the Company's 55-megawatt natural gas cogeneration facility under development in Staten Island, New York.
       Under the agreement, the Company received $18.0 million in a series of payments through May 1997, plus interest at 5.8%. The Company would have been obligated to return $8.2 million of this amount if the Company had elected to proceed with the Staten Island facility and the plant were to commence commercial operation before January 1, 2000. Accordingly, the Company deferred recognition of $8.2 million through fiscal 1996, pending final determination of the project's status, with the deferred revenue being included in other deferred items in the accompanying 1996 balance sheet.
       During fiscal 1997, the Company determined that due to continuing economic conditions in the domestic energy market it would not be feasible to design, construct, and commence commercial operation of the Staten Island facility prior to January 1, 2000. As a result, the refund obligation terminated and the previously deferred revenue was recognized during fiscal 1997.

  11.  Long-term Obligations

       Long-term obligations consist of the following:

  (In thousands, except per share amounts)               1997         1996
  ------------------------------------------------------------------------
  8.3% Nonrecourse tax-exempt revenue bonds,
    Series 1989, payable in semi-annual
    installments, with a final payment in
    December 2000                                    $ 20,700     $ 24,700
  8.3% Nonrecourse tax-exempt revenue bonds,
    Series 1990, payable in semi-annual
    installments, with a final payment in
    December 2000                                      22,000       26,500
  6.0% Nonrecourse tax-exempt revenue bonds,
    Series 1991, payable in semi-annual
    installments, with a final payment in
    June 2000                                          35,200       43,500
  4.0% Subordinated convertible debentures,
    due January 2001, convertible at $6.33
    per share, due to Thermo Electron                  68,500       68,500
  Noninterest-bearing subordinated convertible
    debentures, due March 2001, convertible at
    $13.56 per share                                   12,148       31,727
  4.875% Subordinated convertible debentures,
    due April 2004, convertible at $16.50 per share    50,000            -
                                                     --------     --------
                                                      208,548      194,927

  Less: Current portion of long-term obligations       26,100       16,800
                                                     --------     --------
                                                     $182,448     $178,127
                                                     ========     ========
                                       27PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Long-term Obligations (continued)

        The annual requirements for long-term obligations are as follows:

                   (In thousands)
                   --------------------------------------------
                   1998                                $ 26,100
                   1999                                  18,100
                   2000                                  19,200
                   2001                                  95,148
                   2002                                       -
                   Thereafter                            50,000
                                                       --------
                                                       $208,548
                                                       ========

        The Company's noninterest-bearing subordinated convertible debentures, as well as the 4.875% subordinated convertible debentures, are guaranteed on a subordinated basis by Thermo Electron. In fiscal 1997 and 1996, $19.6 million and $5.3 million principal amount, respectively, of the noninterest-bearing subordinated convertible debentures were converted into 1,443,869 shares and 388,862 shares, respectively, of the Company's common stock.
        The tax-exempt revenue bonds were issued by the California Pollution Control Financing Authority to finance the construction of the Delano I and Delano II facilities. The obligations are credit-enhanced by a letter of credit issued by a bank group. Repayment of the debt is an obligation of Delano and the obligations are nonrecourse to the Company. As of September 27, 1997, Delano I and Delano II plant and equipment totaling approximately $173.0 million were collateral for this debt.
        On June 30, 1995, the Mendota Operating Company entered into a First Amendment to its Project Lease. The Amendment, effective April 1, 1995, modified, among other terms of the lease, the lease term, the base rent, the application of cash flow from the facility, and the lessee's option to purchase the facility. The terms of the lease, as amended, met the requirements for treatment as a capital lease and accordingly, the facility has been recorded as an asset of the Company in the amount of $47.0 million and is included in property, plant, and equipment, net in the accompanying balance sheet.

                                       28PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Long-term Obligations (continued)

        The future minimum lease payments under the amended lease are as follows:

               (In thousands)
               --------------------------------------------------
               1998                                       $12,033
               1999                                        12,033
               2000                                        12,868
                                                          -------
                                                           36,934

               Less: Amount representing interest           5,780
                                                          -------
               Present value of minimum lease payments     31,154

               Less: Current portion                        8,912
                                                          -------
               Long-term capital lease obligations        $22,242
                                                          =======

        See Note 13 for information pertaining to the fair value of the Company's long-term obligations.

    12. Significant Customers and Concentrations of Credit Risk

        Revenues from three electric utility customers as a percentage of total revenues were approximately 18%, 31%, and 32% in fiscal 1997; 21%, 36%, and 36% in fiscal 1996; and 22%, 36%, and 36% in fiscal 1995.
        At fiscal year-end 1997 and 1996, substantially all accounts receivable due to the Company were from its four electric utility customers. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has or will have a significant negative impact on the Company.


    13. Fair Value of Financial Instruments

        The Company's financial instruments consist mainly of cash and cash equivalents, restricted funds, accounts receivable, long-term available-for-sale investments, due from parent company, current portion of long-term obligations, accounts payable, due to parent company, long-term obligations, forward exchange contracts, and interest rate swaps. The carrying amounts of these financial instruments, with the exception of long-term available-for-sale investments, due from parent company, long-term obligations, forward exchange contracts, and interest rate swaps, approximate fair value due to their short-term nature.
        The Company's long-term available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair value was determined based on a quoted market price. See Note 2 for the fair value

                                       29PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    13. Fair Value of Financial Instruments (continued)

    information pertaining to this financial instrument. The carrying amount of due from parent company in the accompanying balance sheet approximates fair value.
        During fiscal 1997, the Company entered into a forward exchange contract to hedge certain customer deposits denominated in currencies other than its foreign subsidiary's local currency. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to the customer deposits from fluctuations in foreign exchange rates. The amount of foreign exchange contracts at year-end 1997 was $1.0 million. The carrying amount and fair value of the Company's long-term obligations and off-balance sheet financial instruments are as follows:

                                         1997                   1996
                                 -------------------    --------------------
                                 Carrying       Fair    Carrying        Fair
    (In thousands)                 Amount      Value      Amount       Value
    ------------------------------------------------------------------------
    Long-term obligations:
      Convertible obligations    $130,648   $224,294    $100,227    $199,696
      Other long-term
        obligations                74,042     64,861     109,054     111,727
                                 --------   --------    --------    --------
                                 $204,690   $289,155    $209,281    $311,423
                                 ========   ========    ========    ========
    Off-balance-sheet financial
      instruments:
        Interest rate swaps
          receivable (payable)              $  9,199                $ (2,673)
        Foreign exchange
          contract payable                        69                       -

        The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year ends. The fair value of convertible obligations at fiscal year-end 1997 and 1996 exceeds the carrying amount primarily due to the market price of the Company's common stock exceeding the conversion price of the convertible obligations.
        Interest rate swap agreements are in place on the borrowings associated with the Delano I and Delano II facilities and are with a different counter-party than the holders of the underlying debt. These swaps have terms expiring in December 2000 commensurate with the final maturity of the debt. The swaps have effectively converted floating rate debt to fixed rate borrowings. Interest expense is adjusted with changes in the interest rate and management believes any credit risk is remote. The notional amount of the swap agreements was $127.0 million and $95.7 million at fiscal year-end 1997 and 1996, respectively. The fair value of such agreements is the estimated amount that the Company would pay upon termination of the contract, taking into account the change in market
                                       30PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                   Notes to Consolidated Financial Statements

    13. Fair Value of Financial Instruments (continued)

    interest rates and creditworthiness of the counterparties. During fiscal 1997 and 1996, the average variable rate received under the swap agreement was 3.5% and 3.6%, respectively.
        The fair value of forward exchange contracts is the estimated amount that the Company would be required to pay if it were to terminate the contract, taking into account the change in foreign exchange rates.

    14. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                          First    Second(a)      Third    Fourth(b)
    ------------------------------------------------------------------------
    Revenues                    $38,514     $38,674     $43,524     $59,479
    Gross profit                 12,260       9,793      14,682      30,220
    Net income                    4,300         952       3,598      13,695
    Earnings per share:
      Primary                       .16         .04         .14         .53
      Fully diluted                 .12         .04         .11         .37


    1996                          First      Second     Third(c)      Fourth
    ------------------------------------------------------------------------
    Revenues                    $34,296     $33,505     $35,316     $46,959
    Gross profit                 10,107       6,945      10,852      20,289
    Net income                    3,052         609       3,024      11,095
    Earnings per share:
      Primary                       .13         .02         .11         .41
      Fully diluted                 .10         .02         .09         .31

    (a) Reflects the January 1997 acquisition of biosys, inc.
    (b) Reflects the inclusion of $8.2 million of previously deferred revenue in connection with the termination of a power-sales agreement relating to a cogeneration facility in Staten Island, New York.
    (c) Reflects the May 1996 acquisition of the biopesticides division of

        W.R. Grace & Co.

    15. Subsequent Events

        In November 1997, Thermo Trilogy acquired the sprayable bacillus thuringiensis (Bt) - biopesticide business of Novartis AG and its affiliate for approximately $19.1 million in cash and the assumption of certain liabilities.
        Also in November 1997, the Company entered into an agreement to acquire two power generation facilities and related sites in California during the first six months of 1998 for approximately $9.5 million in cash and the assumption of certain liabilities.

                                       31PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermo Ecotek Corporation:

        We have audited the accompanying consolidated balance sheet of Thermo Ecotek Corporation (a Delaware corporation and 87%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of September 27, 1997, and September 28, 1996, and the related consolidated statements of income, shareholders' investment, and cash flows for the years ended September 27, 1997, and September 28, 1996, and the nine months ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Ecotek Corporation and subsidiaries as of September 27, 1997, and September 28, 1996, and the results of their operations and their cash flows for the years ended September 27, 1997, and September 28, 1996, and the nine months ended September 30, 1995, in conformity with generally accepted accounting principles.



                                           Arthur Andersen LLP



    Boston, Massachusetts
    November 3, 1997
    (except with respect to
    the matters discussed in
    Note 15, as to which the
    date is November 26, 1997)

                                       32PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operation under the heading "Forward-looking Statements."

    Overview

        The Company earns revenues primarily from the operation of independent electric power generation facilities through joint ventures, limited partnerships, or wholly owned subsidiaries (the Operating Companies). Each Operating Company sells power under a long-term power-sales agreement. The profitability of operating the Company's facilities depends on the price received for power under the power-sales agreements with power purchasers, on plant performance or availability, on the degree to which utilities exercise curtailment rights granted under power-sales agreements, and on the fuel, operating, and maintenance costs for the facilities. Curtailment rights allow a utility to require an Operating Company to curtail power output up to pre-established annual levels during periods of low system demand. A utility commonly experiences low system demand during periods when hydroelectric power is available, generally following periods of heavy rain or snow. The contractually allowable maximum for such curtailment at each of the Woodland and Mendota plants is 1,000 hours per year. The Company experienced approximately 860, 930, and 950 hours of curtailment at each of the two plants during fiscal 1997, 1996, and 1995, respectively. The Company earns a disproportionately high share of its income from May to October due to the rate structures under the power-sales agreements for its California plants, which provide strong incentives to operate during this period of high demand. Conversely, the Company has historically operated at a loss or marginal profitability during its second fiscal quarter due to the rate structure under these agreements. The Company's profitability is also dependent on the amount of development expenses that it incurs.
        The Company is expanding beyond biomass power generation into other environmentally responsible products and processes. Through two wholly owned subsidiaries, the Company acquired the assets of the biopesticides division of W.R. Grace & Co. (renamed Thermo Trilogy) in May 1996. In January 1997, Thermo Trilogy acquired substantially all of the assets of biosys, inc. In November 1997, Thermo Trilogy acquired the sprayable bacillus thuringiensis ("Bt") - biopesticide business of Novartis AG. Products produced by Thermo Trilogy include botanical extracts from the

                                       33PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

    Overview (continued)

    seed of tropical "neem" trees, microbial based pesticides (fungal based insecticides and fungicides, bacterial based insecticides, baculovirus, and beneficial nematodes), insect pheromone based products such as traps and lures, and disease free sugar cane planting stock. These biopesticide products are used as alternatives or complements to conventional chemical based pest control technologies. As a result of these transactions, the Company expects that Thermo Trilogy's operations will have an increasingly significant impact on the Company's results of operations in fiscal 1998 and beyond.
        The Company has also entered the field of engineered "clean" fuels through a partnership agreement with KFx, Inc. (KFx). The Company is a 95% partner in a partnership established to design, build, and operate the first full-scale coal production facility to use a patented K-fuels "clean coal" technology. Once completed, the Gillette, Wyoming, facility will use the K-Fuel technology to transform high-moisture, low-energy coal into a low-moisture, high-energy, solid fuel.
        The Company plans to expand its operations into international markets and has begun business development efforts in India, Italy, and the Czech Republic. The cost of business development efforts is expected to increase as the Company expands into these markets due to increased complexity inherent in foreign development. In addition, the amount of cash required to fund equity investments is expected to increase, due to the financing requirements of lenders in foreign markets.

    Results of Operations

        In June 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the results of operations for 1996 compares the year ended September 28, 1996 (fiscal 1996) with the unaudited year ended September 30, 1995 (1995).

    Fiscal 1997 Compared With Fiscal 1996
        Revenues increased 20% to $180.2 million in fiscal 1997 from $150.1 million in fiscal 1996. Revenues increased $14.2 million due to the inclusion of revenues for the full fiscal year from Thermo Trilogy, including operations from the biosys acquisition in January 1997. In addition, during fiscal 1997, the Company decided not to proceed in its development of a natural gas cogeneration facility in Staten Island, New York (Note 10) and, accordingly, recorded $8.2 million of previously deferred revenues related to an August 1993 agreement with a utility. The increase in revenues was also due to higher contractual energy rates at all of the Company's facilities, except the Hemphill plant. Pursuant to the Company's utility contracts for its four plants in California, there will be no further contractual energy rate increases beginning in calendar 1998.

                                       34PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

    Fiscal 1997 Compared With Fiscal 1996 (continued)
        The gross profit margin increased to 37% during fiscal 1997 from 32% in fiscal 1996. The improvement results primarily from the effect of the Staten Island agreement and, to a lesser extent, the inclusion of higher-margin Thermo Trilogy revenues for all of fiscal 1997, and the effect of higher contractual energy rates. The increases were offset in part by lower profitability at the Company's Woodland plant, as discussed below.
        The Company's plants have power-sales agreements under which utilities presently purchase power at fixed rates. Certain of these arrangements contain provisions under which the utilities will convert from fixed rates to "avoided-cost" rates at specified dates. Avoided-cost rates are currently substantially less than the Operating Companies' fixed rates. The Woodland plant, which converts to avoided-cost rates in March 2000, has conditions in its nonrecourse lease agreement that require the funding of a "power reserve" in years prior to 2000, based on projections of operating cash flow shortfalls in 2000 and thereafter. The power reserve represents funds available to make lease payments in the event that revenues are not sufficient after the plant converts to avoided-cost rates.
        Although it is difficult to predict future levels of avoided costs, based on current estimates, avoided costs are expected to be lower in 2000 than the rates currently being paid. If the Woodland plant were to operate at projected avoided-cost levels, substantial losses would result, primarily due to nonrecourse lease obligations that extend beyond 2000. Absent sufficient reductions in fuel prices and other operating costs, under such circumstances the Company would either renegotiate its nonrecourse lease for the Woodland plant or forfeit its interest in the plant. Beginning during the first quarter of fiscal 1997, the Company began recording as an expense the funding of reserves required under Woodland's nonrecourse lease agreement to cover projected shortfalls in lease payments beginning in 2000. Consequently, the results of the Woodland plant were greatly diminished during 1997 and the Company expects that such results will be reduced to approximately breakeven in 1998 and thereafter. During fiscal 1997 and 1996, the Woodland plant contributed $1.0 million and $5.1 million of operating income, respectively.
        The resolution of the rate order negotiations with Public Service Company of New Hampshire (PSNH) is still pending. In January 1997, PSNH's parent company, Northeast Utilities, disclosed in a filing with the Securities and Exchange Commission that if a proposed deregulation plan for the New Hampshire electric utility industry were adopted, PSNH could default on certain financial obligations and seek bankruptcy protection. In February 1997, the New Hampshire Public Utilities Commission (NHPUC) voted to adopt a deregulation plan, and in March 1997, PSNH filed suit to block the plan. In March 1997, the federal district court issued a temporary restraining order which prohibits the NHPUC from implementing the deregulation plan as it affects PSNH, pending a determination by the court whether PSNH's claim could then be heard by the court. In April 1997, the court ruled that it could now hear the case and ordered that

                                       35PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

    Fiscal 1997 Compared With Fiscal 1996 (continued) the restraining order would continue indefinitely pending the outcome of the suit. In addition, in March 1997, the Company, along with a group of other biomass power producers, filed a motion with the NHPUC seeking clarification of the NHPUC's proposed deregulation plan regarding several issues, including purchase requirements and payment of current rate order prices with respect to the Company's energy output. An unfavorable resolution of this matter, including the bankruptcy of PSNH, could have a material adverse effect on the Company's results of operations and financial position.
        During the first quarter of fiscal 1997, a fire occurred at the Company's Gillette, Wyoming, coal-beneficiation facility that is currently under construction. Damage from the fire was restricted to an oil heater and auxiliary oil storage tank and is unrelated to the plant's four coal processors. Substantially all repair costs are expected to be covered by insurance proceeds. The fire has caused certain delays with respect to the commencement of commercial operations of the facility. In addition, the Company is currently experiencing certain construction problems including issues relating to the flow of material within the facility and design and operation of certain pressure-release equipment which will further delay the commencement of the facility's commercial operations. The Company expects to complete repairs and resolve these construction problems in time to begin commercial operation of the facility during the first half of fiscal 1998. However, because the technology being developed is new and untested, no assurance can be given that other difficulties will not arise or that the Company will be able to correct these construction problems and commence commercial operations prior to the end of the first half of fiscal 1998, or at all. The facility must be placed in service by June 30, 1998, to qualify for certain tax credits on its output.
        Selling, general, and administrative expenses as a percentage of revenues were 11% in fiscal 1997, compared with 8% in fiscal 1996. The increase resulted primarily from the inclusion of higher selling, general, and administrative expenses as a percentage of revenues at Thermo Trilogy for a full year, offset in part by higher revenues.
        Interest income was unchanged at $5.1 million in fiscal 1997 and fiscal 1996. Increases in fiscal 1997 invested balances as a result of the Company's April 1997 issuance of 4.875% subordinated convertible debentures (Note 11) and operating cash flows were offset by amounts expended for the repurchase of the Company's common stock, construction of the Gillette, Wyoming, coal-beneficiation facility, and the January 1997 acquisition of biosys. Interest expense decreased to $13.9 million in fiscal 1997 from $14.7 million in fiscal 1996, due to lower outstanding debt related to the Company's Delano and Mendota plants, offset in part by an increase in interest expense due to the April 1997 issuance of 4.875% subordinated convertible debentures.
        The effective tax rates were 38% and 28% in fiscal 1997 and 1996, respectively. The fiscal 1997 rate exceeded the statutory federal income tax rate as a result of the impact of state income taxes, offset in part by the exclusion of income taxed directly to a minority partner. The

                                       36PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

    Fiscal 1997 Compared With Fiscal 1996 (continued) effective tax rate in fiscal 1996 was lower than the statutory federal income tax rate due to the full utilization of tax loss and credit carryforwards as a result of the resolution of certain tax contingencies, offset in part by the impact of state income taxes.
        Minority interest expense represents the allocation of income from plant operations to a minority partner in an Operating Company.

    Fiscal 1996 Compared With 1995
        Revenues increased 8% to $150.1 million in fiscal 1996 from $139.3 million in 1995. The increase was primarily due to higher contractual energy rates in fiscal 1996 at all of the Company's facilities, except the Hemphill plant, as well as fewer days of scheduled and unscheduled outages at the Delano plants, and the inclusion of $1.7 million in revenues from Thermo Trilogy, which was acquired in May 1996.
        The gross profit margin increased to 32% during fiscal 1996 from 29% in 1995. The improvement results largely from the effect of higher energy rates in 1996 and, to a lesser extent, lower fuel costs.
        Selling, general, and administrative expenses as a percentage of revenues were 8% in fiscal 1996, compared with 7% in 1995. The change results primarily from an ongoing increase in business development efforts and the inclusion of higher general and administrative expenses as a percentage of revenues at Thermo Trilogy.
        Interest income increased to $5.1 million in fiscal 1996 from $3.3 million in 1995, primarily due to interest income earned on invested proceeds from the issuance of $37.0 million principal amount of noninterest bearing subordinated convertible debentures in March 1996 (Note 11) and the Company's initial public offering in February 1995. Interest expense increased to $14.7 million in fiscal 1996 from $13.3 million in 1995, primarily due to the conversion of the Mendota plant lease to a capital lease effective April 1995.
        The effective tax rates were 28% and 34% in fiscal 1996 and 1995, respectively. The rates in both years reflect the exclusion of income taxed directly to minority partners, as well as the benefit of tax credits and loss carryforwards, offset in part by the impact of state income taxes. The effective tax rate decreased in fiscal 1996 from 1995 due to the full utilization of tax loss and credit carryforwards as a result of the resolution of certain tax contingencies.
        Minority interest expense represents the allocation of income from plant operations to a minority partner in an Operating Company.


    Liquidity and Capital Resources

        Working capital increased to $90.7 million at September 27, 1997, from $76.2 million at September 28, 1996. The Company had cash, cash equivalents, and current restricted funds of $104.3 million at September 27, 1997, compared with $82.2 million at September 28, 1996. At September 27, 1997, and September 28, 1996, restricted funds held in trust pursuant to certain lease and debt agreements totaled $20.8 million and $18.9 million, respectively. The use of cash and cash equivalents of

                                       37PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

    Liquidity and Capital Resources (continued)

    $12.0 million and $7.6 million at September 27, 1997, and September 28, 1996, respectively, was also restricted by the terms of certain lease and financing agreements. These restrictions limit the ability of the Operating Companies to transfer funds to the Company in the form of dividends, loans, advances, or other distributions. In addition, until such time, if ever, as projections of avoided costs change, all cash flows from the Woodland Operating Company, other than cash required for tax distribution, will be restricted from distribution to the Company. During fiscal 1997, the Company's operating activities provided cash and restricted funds of $49.4 million. Cash of $3.7 million, used to fund an increase in accounts receivable, was offset by an increase of $2.5 million in accounts payable. These increases were in support of higher volumes of business in fiscal 1997.
        During fiscal 1997, the Company's investing activities used cash of $29.3 million. The Company, through its Limited Partnership Agreement with KFx Wyoming, Inc., expended $15.5 million (net of insurance proceeds related to fire damage) for the construction of a coal-beneficiation facility in Gillette, Wyoming, and $2.2 million for the purchase of other property, plant, and equipment. The Company expects to fund up to an additional $5 million of construction and related costs prior to commercial operation of the facility, provided there are no further construction difficulties requiring additional funding (Note 3). The Company also purchased an additional 1,250,000 shares of KFx common stock for $2.5 million in cash, bringing its total equity interest in KFx to approximately 18%. During fiscal 1997, the Company canceled its nonbinding commitment to contribute $15 million for a minority interest in a 185-megawatt combined cycle, steam-turbine electric-generation facility located in Puerta Plata, Dominican Republic. In January 1997, Thermo Trilogy acquired substantially all of the assets of biosys, inc., a biopesticides company, for $10.9 million in cash, net of cash acquired, and the assumption of certain liabilities. In November 1997, Thermo Trilogy acquired the sprayable Bt-biopesticide business of Novartis AG and its affiliate for approximately $19.1 million in cash and the assumption of certain liabilities. Also in November 1997, the Company entered into an agreement to acquire two power generation facilities and related sites in California during the first six months of 1998 for approximately $9.5 million in cash and the assumption of certain liabilities. These natural gas-fired generating facilities were built in the 1950's and have been designated "non must run" by the Independent System Operator, meaning they are not essential for supplying electricity to the California power grid. During calendar 1997, the plants operated at less than five percent capacity. The Company is currently evaluating its options with regard to the operation of these plants in the future. In December 1997, the Company committed to loan $4.3 million to an entity to finance the acquisition of certain generating equipment. The Company has funded $2.9 million of the commitment and the loan is secured by the equipment acquired.

                                       38PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

    Liquidity and Capital Resources (continued)

        During fiscal 1997, the Company's financing activities provided
    $2.2 million of cash. In April 1997, the Company issued and sold at par $50.0 million principal amount of 4.875% convertible debentures due 2004 (Note 11). The Company used cash of $24.8 million for the repayment of long-term obligations and payments under capital lease obligations related to two of its California plants. Through a series of transactions commencing in April 1997, the Company's Board of Directors has authorized the repurchase, through various dates ending in November 1998, of up to $30 million of its own securities in the open market, or in negotiated transactions. Through September 27, 1997, the Company had repurchased $19.7 million in common stock under these authorizations. Any such repurchases are funded from working capital. In addition, the Company distributed $1.3 million to a minority partner of one of its Operating Companies.
        The Company is developing a gas-fired plant near Mysore, India, which if successful, would require an equity contribution from the Company of between $35 and $60 million. In September 1996, the Company, through a wholly owned subsidiary, formed a joint venture with Marcegaglia Group of Mantova, Italy, to develop, own, and operate biomass-fueled electric power facilities in that country, which may require significant equity investments if development efforts are successful. In January 1996, the Company, through a wholly owned subsidiary, entered into a joint development agreement with EMD Praha Spol s.r.o. in the Czech Republic, which may require significant equity investments if development efforts are successful.
        The Company's short-term financing requirements at September 27, 1997, consisted primarily of $35.3 million, due in fiscal 1998, of principal and interest payments related to the long-term financing provisions for the Mendota and Delano projects. The Company expects that the cash flows of its Mendota, Delano I, and Delano II plants will be sufficient to make future lease and debt payments. The Company believes that its short-term liquidity needs will be met through cash flows from operating activities. While the Company does not currently have any firm available credit facilities, it does not expect to require funding for currently existing operations in the foreseeable future. The Company is in the early stages of developing projects in India, Italy, and the Czech Republic. Equity investments required by the Company for these development efforts, if successful, are uncertain, but may be significant. Although the Company's projects are designed to produce cash flow over the long-term, the Company will have to obtain significant additional funds from time to time to complete acquisitions and to meet project development requirements, including the funding of equity investments. As the Company acquires, invests in, or develops future plants, the Company expects to finance them with nonrecourse debt, internal funds, additional equity or through borrowings from third parties or Thermo Electron Corporation (Thermo Electron). Although Thermo Electron has expressed its willingness to provide funds to the Company to help finance acquisitions and equity investments in future projects, the Company has no agreements with Thermo Electron or third parties that assure funds will be available on acceptable terms or at all.
                                       39PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        Uncertainty of Project Development. The process of locating, developing, permitting, financing, and constructing power plants is complex, lengthy, and expensive. Only a small percentage of the projects that the Company evaluates and pursues ultimately results in operating projects. As a result, the Company may not recover any expenses that it incurs in the evaluation and development of many projects.
        Although all the plants currently operated by the Company utilize biomass as fuel, the Company is not currently considering the development of further biomass-fueled projects in the United States due to high fuel costs and the relatively high costs of constructing and operating biomass-fueled plants. The Company is considering the development of biomass-fueled projects internationally in countries where market conditions may support profitable biomass operations. The Company has also expanded its development focus to include international clean combustion opportunities, engineered clean fuels, and other environmentally sound technologies. In this regard, the Company has established offices in India, the Czech Republic, and Italy. The completion or success of these projects and new ventures is subject to a number of significant conditions, including obtaining financing, negotiating key contracts with partners and other third parties, and further due diligence. No assurance can be given that these projects or new ventures will be completed on a timely basis, or at all. Any failure by the Company to successfully develop new projects would have a material adverse effect on the future growth of the Company.

        Uncertainty Regarding K-Fuel Plant. The Company has entered into a limited partnership agreement with KFx Wyoming, Inc., a subsidiary of KFx, Inc. (the Partnership), to develop, construct, and operate a subbituminous coal beneficiation plant near Gillette, Wyoming. The plant will utilize certain patented clean coal technology (the K-Fuel technology) to produce low-moisture, high-energy fuel with reduced sulfur. The Company has provided approximately $50 million, and is committed to provide up to an additional $5 million for the design, construction, and operation of the plant. A tax credit is available with respect to qualifying alternative fuels produced and sold by a facility placed in service before June 30, 1998, pursuant to a binding written contract in effect before December 31, 1996. During the first quarter of fiscal 1997, a fire occurred at the facility. Although the facility's four coal processors were undamaged, the fire caused certain delays with respect to the commencement of commercial operations of the facility. In addition, the Company has experienced certain construction problems, including issues relating to the flow of material within the facility and design and operations of certain pressure release equipment, which has

                                       40PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                           Forward-looking Statements

    caused further delay of the commencement of the facility's commercial operation. The Company expects to complete repairs and resolve these construction problems in time to begin commercial operations during the first half of fiscal 1998, however, no assurance can be given that the Company will be able to correct these construction problems and place the facility in service before June 30, 1998, or at all. If the Company is not eligible for this tax credit, the profitability of the Partnership would be materially adversely affected. In addition, the technology being developed at the facility is new and untested and no assurance can be given that the plant will not experience other technical or operating problems or that the plant will be successful in producing fuel with the desired physical characteristics. Further, the Company currently has an agreement for the sale of only 33% of the plant's anticipated output for the first three years of operation and, at the purchaser's option, the plant's entire output from the fourth through the tenth year of operation. No assurance can be given that the purchaser of the fuel will exercise its option in years four through ten or that the Company will be able to enter into additional contracts for the sale of fuel on acceptable terms, or at all. Demand for the fuel produced by the plant is expected to result in large part from the requirement that coal-burning utilities comply with the future scheduled sulfur dioxide emissions restrictions contained in the Clean Air Act. If the fuel produced by the plant does not allow the achievement of desired emissions reductions, or if regulations relating to emissions become less restrictive in the future, demand for the plant's fuel output would be materially adversely affected.

    Development Risks

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

                                       41PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                           Forward-looking Statements

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

        Risks Associated with Doing Business Outside the United States. The Company believes that the most significant growth opportunities in the power market exist outside of the United States. In that regard, the Company is pursuing projects in India, Italy, and the Czech Republic, and intends to identify other countries in which to develop power projects. Doing business in many foreign countries exposes the Company to many risks that are not present in the United States, including political, military, privatization, currency exchange and repatriation risks, and higher credit risks related to the utility purchaser. In addition, it is possible that legal obligations may be more difficult for the Company to enforce in foreign countries and that the Company may be at a disadvantage in any legal proceeding with the local entity. Local laws may also limit the ability of the Company to hold a majority interest in some of the projects that it develops or acquires.

        Intense Competition for Projects. The Company believes that there are almost 200 companies that are actively engaged in the worldwide nonutility power market. Many of the companies in the power market have substantially greater financial and technical resources than those of the Company. Domestic competition in this market is expected to intensify as a result of deregulation at the federal and state levels, and due to the trend toward awarding contracts based upon competitive bidding.

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

    Operating Risks

        Expected Price Reductions under California SO#4 Contracts. The power-sales agreements for the Company's Woodland, Mendota, and Delano plants in California are so-called standard offer #4 (SO#4) contracts, which require Pacific Gas & Electric (PG&E), in the case of Woodland and Mendota, and Southern California Edison (SCE), in the case of Delano I and Delano II, to purchase the power output of the projects at fixed rates until 2000. However, with respect to Woodland and Mendota, PG&E has

                                       42PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                           Forward-looking Statements

    asserted that the fixed rates under its agreements will terminate mid-1999, although the Company disputes this assertion. Thereafter, the utility will pay a rate based upon its avoided costs (as determined from time to time by the California Public Utility Commission). Avoided-cost is determined pursuant to a formula that is intended to estimate the price that the utility would, but for its contract with the power producer, be paying for the same amount of energy. The rate fluctuates with the price of fuels and certain other factors. At present, the avoided-cost is substantially lower than the payments currently being made by PG&E and SCE. Although it is difficult to predict future levels of avoided-costs, based on current estimates, avoided-costs are expected to be lower in 2000 than the rates currently being paid by PG&E and SCE. If the Woodland plant were to operate at projected avoided-cost levels, substantial losses would result primarily due to nonrecourse lease obligations that extend beyond 2000. The nonrecourse debt for the Mendota and Delano plants will be paid by 2000. Absent sufficient reductions in fuel prices and other operating costs, under such circumstances the Company would draw down power reserve funds to cover operating cash shortfalls and then, should such funds be depleted, either renegotiate its nonrecourse lease for the Woodland plant or forfeit its interest in the plant. Beginning during the first quarter of fiscal 1997, the Company began recording as an expense the funding of reserves required under Woodland's nonrecourse lease agreement to cover projected shortfalls in lease payments beginning in 2000. Consequently, the results of the Woodland plant were greatly diminished during 1997 and the Company expects that such results will be reduced to approximately breakeven in 1998 and thereafter. During fiscal 1997 and 1996, the Woodland plant contributed $1.0 million and $5.1 million of operating income, respectively.

        Potential Decreased Power Sales due to Power Curtailments. The power-sales agreements between the Woodland and Mendota Operating Companies and PG&E allow PG&E to curtail the quantity of power purchased under each of these agreements by up to approximately 1,000 hours of generating capacity annually. PG&E generally exercises its curtailment rights during periods when cheaper hydroelectric power is available, which generally occurs following periods of heavy rain or snow. Curtailment reduces the power payment received by the Operating Companies and, therefore, has an adverse effect on the financial results of those Operating Companies. During fiscal 1997, the Company experienced approximately 860 hours of utility imposed curtailments at each of these plants.

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

                                       43PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                           Forward-looking Statements

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

        Dependence on Utility Customers. Each of the Company's projects relies upon one power-sales agreement with a single electric utility customer for the majority, if not all, of its revenues over the life of the power-sales agreement. During fiscal 1997, PSNH, SCE, and PG&E accounted for 18%, 31%, and 32%, respectively, of the Company's revenues. The failure of any one utility customer to fulfill its contractual obligations could have a substantial negative impact on the Company. No assurance can be given that a particular utility will not be unwilling or unable, at some time, to make required payments under its power-sales agreements.

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

    Regulatory Risks

        Potential Rate Reduction by PSNH. PSNH is currently required to purchase the electricity produced by two of the Company's Operating Companies under long-term power purchase rate orders issued by NHPUC. An agreement between Northeast Utilities (NU), parent to PSNH, and the state of New Hampshire, arising from the settlement of PSNH bankruptcy proceedings, contains language to the effect that PSNH will seek to renegotiate some of the terms of certain rate orders with small power

                                       44PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                           Forward-looking Statements

    producers and the state, acting through NHPUC, has supported such efforts. The two affected Operating Companies have reached an agreement in principle with PSNH to settle the renegotiation of their rate orders. The settlement agreement is subject to the approval of the NHPUC on terms acceptable to both PSNH and the Operating Companies and the satisfaction of certain other conditions. The principal terms of the agreement generally call for the two affected Operating Companies to reduce the amount of power sold annually to PSNH to 70% of the plants' capacities, and to reduce the price per kilowatt paid by PSNH to $.06 per kilowatt hour, escalating three percent per year for the remainder of the term of the original, applicable rate order. In consideration of these reductions, the Operating Companies would receive certain cash settlement payments, paid over several years. According to the terms of the settlement agreement, the agreement has technically expired, however, while not required, no party to the settlement agreement has notified the other that it would not proceed in accordance with the terms thereof if approved by NHPUC. The settlement, if approved and executed, is not expected to have a material impact on the Company's consolidated results of operations or financial condition. Should the settlement not be approved and executed, the Company does not believe that PSNH has the right to take unilateral action to reduce the price of purchased power under such arrangements. Any such unilateral action, therefore, would result in a claim for damages by the Company and could be the subject of lengthy litigation. In January 1997, NU disclosed in a filing with the Securities and Exchange Commission that if a proposed deregulation plan for the New Hampshire electric utility industry were adopted, PSNH could default on certain financial obligations and seek bankruptcy protection. In February 1997, the NHPUC voted to adopt a deregulation plan and in March 1997, PSNH filed suit to block the plan. In March 1997, the federal district court issued a temporary restraining order which prohibits NHPUC from implementing the deregulation plan as it affects PSNH, pending a determination by the court whether PSNH's claim could then be heard by the court. In April 1997, the court ruled that is could now hear the case and ordered that the restraining order would continue indefinitely pending the outcome of the suit. In addition, in March 1997, the Company, along with a group of other biomass power producers, filed a motion with the NHPUC seeking clarification of the NHPUC's proposed deregulation plan regarding several issues, including purchase requirements and payment of current rate order prices with respect to the Company's energy output. An adverse resolution of this matter, including the bankruptcy of PSNH, could materially affect the Company's operations, cash flows, and financial position.

        Potential Effects of Loss of QF Status or Changes to PURPA. The Company 's existing facilities are subject to the provisions of various laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA). PURPA provides to Qualifying Facilities
    (QFs) certain exemptions from substantial federal and state legislation, including regulation as public utilities. PURPA also requires electric utilities to purchase electricity generated by QFs at prices not exceeding the costs that would otherwise have been incurred by the

                                       45PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                           Forward-looking Statements

    purchasing utilities in generating their own electricity or in purchasing it from other sources (known as "avoided-cost"). Any future changes to PURPA could have a material adverse effect on the Company.
        The Public Utility Holding Company Act of 1935 (PUHCA) regulates public utility holding companies and their subsidiaries. The Company is not and will not be subject to regulation as a holding company under PUHCA as long as the domestic power plants it operates are QFs under PURPA. If a power plant were to lose its QF status, the Operating Company owning or leasing that plant could become a public utility company, which could result in the Company becoming a public utility holding company. In addition, loss of QF status, regardless of the Company's ability to avoid public utility holding company status, could be a default under many of the Company's facility lease and power-sales agreements. In the event of any such default, the other parties to such agreements could seek various remedies against the Company or could seek to renegotiate such agreements on terms more favorable to such parties.

        Potential Increased Competition Due to Regulatory Changes. The Company believes that certain regulatory changes are likely to have a significant impact on the domestic power market over the next five years. The National Energy Policy Act of 1992 exempts a new class of facilities from certain federal utility regulation and liberalizes access for nonutility generators to the utility power transmission grid. In addition, many states are considering the elimination of many of the regulations that currently limit the ability of power generators to negotiate power-sales agreements directly with industrial and commercial customers. The Company believes that the effect of these regulatory changes will be to increase competition for the sale of power.

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

    Risks Associated with the Biopesticide Business

        Need for Regulatory Approval. The Company's Thermo Trilogy subsidiary's (Thermo Trilogy's) biopesticide products cannot be sold

                                       46PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                           Forward-looking Statements

    unless the EPA grants Thermo Trilogy a registration for each pesticide product it intends to manufacture or sell. Thermo Trilogy must submit extensive toxicological studies and results of field testing as well as other studies to the EPA to apply for a product registration. Pesticide registrations under state laws and regulations must also be obtained. In addition, pesticide registrations must be obtained from foreign governments before Thermo Trilogy's products can be sold in a particular country, and these countries may also require costly and extensive studies to support the registration applications some of which may be more stringent then current U.S. regulations. Registration of Thermo Trilogy's new products likely will be lengthy and expensive. There is no assurance that the EPA, states or foreign governments will timely grant pesticide registrations to Thermo Trilogy, or at all. Pesticide registrations may also be revoked if new registrations are adopted or if Thermo Trilogy violates regulations regarding the manufacturing, sale or labeling of Thermo Trilogy's products. Such regulation applies to all stages of field testing and to the manufacture, sale and use of most of Thermo Trilogy's products. There can be no assurance that Thermo Trilogy will continue to be able to comply with EPA regulations or any changes thereto. The regulatory process or private litigation contesting products of Thermo Trilogy may be costly and time-consuming and may delay research, development, production and/or marketing of such products and require costly and time-consuming procedures, all of which may furnish an advantage to competitors. There can be no assurance that requisite regulatory approvals and/or registrations of any or all of Thermo Trilogy's products will be granted on a timely basis, if at all. In addition, new or more stringent regulations may be adopted or imposed, which could have a material adverse effect on Thermo Trilogy's business, financial condition and results of operations.

        Uncertainty of Market Acceptance/Penetration. Thermo Trilogy's sales growth is dependent on the penetration of its products into new markets. The primary competition to Thermo Trilogy's products are chemical pesticides, and Thermo Trilogy must educate customers on the cost effectiveness and efficacy and minimal environmental effects of Thermo Trilogy's products compared to chemical pesticides in order to gain acceptance for application on new crop types in different parts of the world. In addition, the rate of acceptance of Thermo Trilogy's products in the U.S. will be substantially affected by ongoing EPA review and registration of the use of currently available chemical insecticides and biopesticides and the extent to which the EPA restricts or bans chemical pesticides for which Thermo Trilogy has biopesticide alternatives. No assurance can be given that Thermo Trilogy's products will gain increased acceptance in new market segments.

        Highly Competitive Markets and Technological Change. Most of markets in which Thermo Trilogy operates are highly competitive and are subject to rapid technological change. Several of Thermo Trilogy's products are in testing or early marketing stages. Many of Thermo Trilogy's competitors are large chemical and pharmaceutical companies with greater financial, marketing, and technological resources than Thermo Trilogy. There is no assurance that competitors will not develop new products that

                                       47PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                           Forward-looking Statements

    will render Thermo Trilogy's products noncompetitive. The development of transgenic plants and seeds, genetically engineered seeds or plants designed to improve resistance to insects or disease or to improve product quality may pose a competitive threat to Thermo Trilogy's products in the future.

        Reliance on Third Party Manufacturers and Producers. Thermo Trilogy relies on overseas producers of the raw materials for its neem-based products and on third parties to manufacture products. In particular, Thermo Trilogy's sole supplier of neem products is P.J. Margo Pvt. Ltd., a joint venture in India in which Thermo Trilogy holds a fifty percent interest, pursuant to an exclusive supply contract that expires in 2001. There is no assurance that Thermo Trilogy will have an uninterrupted supply of raw materials or that third party manufacturers will produce the products at competitive prices.

         Uncertainty of Product Development and Commercialization. Thermo Trilogy's products are at various stages of development and commercialization. The ability of Thermo Trilogy to sell its products in large commercial markets will be dependent upon continued product development to allow increased efficiency and reduced costs in production. There can be no assurance that increased efficiency and reduced costs of production can be achieved. Thermo Trilogy cannot accurately predict whether any of its products under development can be produced and marketed profitably.

        Seasonality of Product Sales. Thermo Trilogy currently markets its products predominantly for use in the northern hemisphere, where the growing season generally runs from March to October; therefore, the seasonal nature of agriculture will cause Thermo Trilogy's product sales to be concentrated during such period and will result in substantial variations in quarter to quarter financial results.

        Perishability of Products. Certain of Thermo Trilogy's microbial products are living organisms and thus have a limited shelf-life, may biodegrade quickly when exposed to light and heat and are perishable. In addition, such products may be perishable when exposed to hostile environments including severe or changing weather patterns particularly during shipping and storage. Failure of these products as a result of perishability could have material adverse consequences on the business of Thermo Trilogy.

        Testing. Commercial introduction of additional products and the expansion of label claims for current products to include additional insects are both contingent upon, among other factors, completion of field testing. Unusual weather conditions during field tests prior to the growing season or other tests in subsequent growing seasons could result in delays in product development and commercialization. Such delays could result in additional losses due to increased operating expenses in the intervening period without significant offsetting revenues.

                                       48PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                           Forward-looking Statements

        Product and Warranty Liability. Thermo Trilogy faces an inherent business risk of exposure to product liability and warranty claims in the event that the use of its current products or prospective products lack efficacy or result in adverse effects. Further, product liability claims could result in Company exposure for crop damage or personal injury. Run-off excess concentrations of pesticide products could also expose Thermo Trilogy to claims and liabilities for water pollution, including governmental fines and penalties. There can be no assurance that the scope of Thermo Trilogy's insurance coverage is sufficient, that it can obtain additional coverage or that Thermo Trilogy will have sufficient resources to satisfy any product liability and warranty claims.

    Other Risks

        Significant Quarterly Fluctuations in Operating Results. The Company's operating results fluctuate significantly from quarter to quarter based on a number of factors, primarily seasonal energy demand in California, which results in higher payments under the Company's California power-sales agreements in the months of May through October, and lower payments during the remainder of the year, and seasonal demand for its biopesticide products. The Company historically has operated at a loss or marginal profitability during its second fiscal quarter due to the rate structure under these agreements. In addition, the Company's operating results can be affected by utility imposed curtailments or by any operating problems that cause a plant to operate at less than normal capacity, and with respect to its biopesticide business, by agricultural conditions such as pest infestation, amount of rain, and other adverse weather conditions, the occurrence of natural resistance factors, and the increase or decrease in agricultural plantings and produce prices.

        Limitation on Access to Operating Company Assets and Cash Flow. The Company's operations are conducted through the Operating Companies, and the Company's cash flow is contingent on the ability of the Operating Companies to make dividends or other distributions to the Company. The terms of certain leases and financial agreements to which the Operating Companies are parties require that certain funds be held in trust and that certain funds be restricted from distribution to the Company. As of September 27, 1997, approximately $12.0 million of the Company's cash and cash equivalents was restricted from distribution by the terms of certain operating companies lease and financing agreements. In addition, until such time, if ever, as projections of avoided-cost change, all cash flows from the Woodland operation, other than cash required for tax distribution, will be restricted from distribution to the Company. The inability of the Company to receive distributions from the Operating Companies could have a material adverse effect on the future growth of the Company.

        Dependence on Proprietary Technology. Proprietary rights relating to the Company's products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. The Company has a number of U.S. patents and also owns corresponding foreign patents in a

                                       49PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

                           Forward-looking Statements

    number of jurisdictions throughout the world. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company, some of whom have substantially greater resources than those of the Company, will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims, which could have a material adverse effect on the Company's business, financial condition, and results of operation. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute or market its products and services in the U.S. and abroad. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. In the event that a claim relating to proprietary technology or information is asserted against the Company, the Company may need to acquire licenses to, or contest the validity of, any such competitor's proprietary technology. It is likely that significant funds would be required to contest the validity of any such competitor's proprietary technology. There can be no assurance that any license required under any such competitor's proprietary technology would be made available on acceptance terms or that the Company would prevail in any such contest. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S. There can be no assurance that these protections will be adequate.
        The Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

                                       50PAGE

Thermo Ecotek Corporation                            1997 Financial Statements

                         Selected Financial Information

                                                      Nine
                                                     Months
                             Year Ended              Ended        Year Ended
(In thousands      ------------------------------  --------- ------------------
except per         Sept. 27,  Sept. 28, Sept. 30,  Sept. 30, Dec. 31,   Jan. 1,
share amounts)       1997(a)    1996(b)      1995    1995(c)     1994      1994
-------------------------------------------------------------------------------
                                      (Unaudited)
Statement of Income
  Data:
Revenues            $180,191   $150,076  $139,319   $107,139 $134,261  $117,691
Net income            22,545     17,780    12,540     10,264    9,651     3,890
Earnings per share:
    Primary              .85        .70       .58        .46      .48       .19
    Fully diluted        .64        .53       .43        .34      .37       .19
Weighted average
  shares:
    Primary           26,491     25,476    21,796     22,477   20,118    19,999
    Fully diluted     38,746     36,315    33,114     33,794   31,193    19,999

Balance Sheet Data:
Working capital     $ 90,714   $ 76,217             $ 58,361 $ 28,418  $ 17,295
Total assets         485,305    449,145              390,476  285,970   302,345
Long-term
  obligations        204,690    209,281              202,360  163,800   177,300
Shareholders'
  investment         147,276    129,687               92,985   55,146    45,495

(a) Reflects the January 1997 acquisition of biosys, inc. and the April 1997 issuance of $50.0 million principal amount of 4.875% subordinated convertible debentures.
(b) Reflects the March 1996 issuance of $37.0 million principal amount of noninterest-bearing subordinated convertible debentures and the May 1996 acquisition of the biopesticides division of W.R. Grace & Co.
(c) In June 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995, is presented.

                                       51PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

    Common Stock Market Information
        The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol TCK). Prices were restated to reflect a three-for-two stock split distributed in October 1996.

                                 Fiscal 1997               Fiscal 1996
                            ----------------------   -----------------------
    Quarter                    High            Low       High            Low
    ------------------------------------------------------------------------

    First                   $16 1/4        $14 1/2   $11 1/6       $ 8 11/12
    Second                   15 3/4         14 1/8    14            10 3/4
    Third                    16             11 3/8    16 5/6        13 1/6
    Fourth                   15 1/2         13 1/4    16 5/12       13 1/3

        As of October 31, 1997, the Company had 710 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on October 31, 1997, was $13 13/16 per share.

    Stock Transfer Agent
        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

    Shareholder Services
        Shareholders of Thermo Ecotek Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Vice President and Chief Financial Officer, Thermo Ecotek Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046,
    (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Quarterly distributions of printed reports are limited to the second quarter report only. All quarterly reports and press releases are available through the Internet from Thermo Electron's home page (http://www.thermo.com/subsid/tck.html).

                                       52PAGE

    Thermo Ecotek Corporation                       1997 Financial Statements

    Dividend Policy
        The Company has never paid cash dividends because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of certain restrictions applicable to the use of certain funds.

    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the year ended September 27, 1997, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to John N. Hatsopoulos, Vice President and Chief Financial Officer, Thermo Ecotek Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Tuesday, March 10, 1998, at 10:00 a.m., at Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts.