Form 10-K, Exhibit 13
period 1998-10-03
THERMO ECOTEK CORP
filed 1998-12-16
CIK 864960

Exhibit 13
















                                        Thermo Ecotek Corporation

                                    Consolidated Financial Statements

                                             Fiscal Year 1998

Thermo Ecotek Corporation                          1998 Financial Statements

                                     Consolidated Statement of Income

                                                                                      Year Ended
                                                                            -------------------------------
(In thousands except per share amounts)                                       Oct. 3, Sept. 27,   Sept. 28,
                                                                                 1998      1997        1996
--------------------------------------------------------------------------- --------- ---------   ---------

Revenues (Notes 11 and 13)                                                  $ 208,971  $180,191   $ 150,076
                                                                            ---------  --------   ---------

Costs and Operating Expenses:
  Cost of revenues (includes $4,668, $4,545, and $4,952 to related            135,506   114,610     101,883
    parties; Notes 8 and 9)
  Selling, general, and administrative expenses (includes $1,767,              21,950    16,845      11,525
    $1,802, and $1,759 to related parties; Notes 8 and 9)
  Research and development expenses                                             2,398     1,638         693
                                                                            ---------  --------   ---------

                                                                              159,854   133,093     114,101
                                                                            ---------  --------   ---------

Operating Income                                                               49,117    47,098      35,975

Interest Income                                                                 4,096     5,089       5,104
Interest Expense (includes $1,644, $2,740, and $2,740 to parent               (11,040)  (13,926)    (14,727)
 company)
Gain on Issuance of Stock by Subsidiary (Note 5)                                6,269         -           -
Equity in Earnings (Loss) of Joint Venture                                        150        33         (26)
                                                                            ---------  --------   ---------

Income Before Provision for Income Taxes and Minority Interest                 48,592    38,294      26,326
Provision for Income Taxes (Note 7)                                            15,702    14,415       7,271
Minority Interest Expense                                                       1,681     1,334       1,275
                                                                            ---------  --------   ---------

Net Income                                                                  $  31,209  $ 22,545   $  17,780
                                                                            =========  ========   =========

Earnings per Share (Note 15)
  Basic                                                                     $    1.07  $    .92   $     .76
                                                                            =========  ========   =========

  Diluted                                                                   $     .86  $    .64   $     .54
                                                                            =========  ========   =========

Weighted Average Shares (Note 15)
  Basic                                                                        29,299    24,613      23,528
                                                                            =========  ========   =========

  Diluted                                                                      39,152    38,740      36,292
                                                                            =========  ========   =========












The accompanying notes are an integral part of these consolidated financial statements.

Thermo Ecotek Corporation                          1998 Financial Statements

                                        Consolidated Balance Sheet

(In thousands)                                                                           Oct. 3,  Sept. 27,
                                                                                            1998       1997
-------------------------------------------------------------------------------------- ---------  ---------

Assets
Current Assets:
  Cash and cash equivalents (includes $21,207 and $69,309 under repurchase             $  41,371  $  83,540
    agreement with parent company)
  Restricted funds                                                                        24,536     20,773
  Accounts receivable and unbilled revenues                                               45,792     33,039
  Inventories                                                                             23,640     13,916
  Prepaid income taxes (Note 7)                                                           11,724      4,298
  Other current assets                                                                     2,335      1,728
                                                                                       ---------  ---------

                                                                                         149,398    157,294
                                                                                       ---------  ---------

Property, Plant, and Equipment, Net                                                      301,930    263,067
                                                                                       ---------  ---------

Due from Parent Company (Note 7)                                                               -     10,164
                                                                                       ---------  ---------

Long-term Available-for-sale Investment, at Quoted Market Value (amortized                 8,502     12,497
  cost of $8,504; Note 2)
                                                                                       ---------  ---------

Restricted Funds                                                                          26,177     20,905
                                                                                       ---------  ---------

Other Assets                                                                              19,104     21,378
                                                                                       ---------  ---------

                                                                                       $ 505,111  $ 485,305
                                                                                       =========  =========

Thermo Ecotek Corporation                         1998 Financial Statements

(In thousands except share amounts)                                                      Oct. 3,  Sept. 27,
                                                                                            1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Liabilities and Shareholders' Investment
Current Liabilities:
  Current portion of long-term obligations (Note 12)                                   $  28,032  $  35,012
  Accounts payable                                                                        10,775      4,031
  Lease obligations payable                                                                1,648      1,736
  Accrued interest                                                                         2,521      3,524
  Accrued income taxes (Note 7)                                                            5,378      2,057
  Other accrued expenses                                                                  15,009     18,965
  Due to parent company                                                                    2,446      1,255
                                                                                       ---------  ---------

                                                                                          65,809     66,580
                                                                                       ---------  ---------

Long-term Obligations (Note 12):
  Nonrecourse tax-exempt obligations                                                      33,700     51,800
  Subordinated convertible debentures (includes $68,500 due to parent                     47,400    130,648
    company in 1997)
  Capital lease obligations                                                               12,346     22,242
                                                                                       ---------  ---------

                                                                                          93,446    204,690
                                                                                       ---------  ---------

Deferred Income Taxes (Note 7)                                                            56,571     49,934
                                                                                       ---------  ---------

Other Deferred Items                                                                      25,216     13,521
                                                                                       ---------  ---------

Minority Interest                                                                         14,437      3,304
                                                                                       ---------  ---------

Commitments and Contingencies (Notes 3, 8, 9, and 10)

Shareholders' Investment (Notes 4, 6, and 12):
  Common stock, $.10 par value, 50,000,000 shares authorized; 37,822,789                   3,782      2,598
    and 25,978,198 shares issued
  Capital in excess of par value                                                         175,673     95,573
  Retained earnings                                                                       98,802     67,593
  Treasury stock at cost, 1,944,179 and 1,477,250 shares                                 (28,735)   (20,872)
  Cumulative translation adjustment                                                          112        (52)
  Net unrealized gain (loss) on available-for-sale investment (Note 2)                        (2)     2,436
                                                                                       ---------  ---------

                                                                                         249,632    147,276
                                                                                       ---------  ---------

                                                                                       $ 505,111  $ 485,305
                                                                                       =========  =========






The accompanying notes are an integral part of these consolidated financial statements.

Thermo Ecotek Corporation                          1998 Financial Statements

                                   Consolidated Statement of Cash Flows

                                                                                      Year Ended
                                                                            -------------------------------
(In thousands)                                                                Oct. 3, Sept. 27,   Sept. 28,
                                                                                 1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Operating Activities
  Net income                                                                $  31,209  $ 22,545   $  17,780
  Adjustments to reconcile net income to net cash provided by
  operating    activities:
      Depreciation and amortization                                            23,903    21,618      20,425
      Deferred income tax expense (Note 7)                                      6,919    10,715       3,086
      Minority interest expense                                                 1,681     1,334       1,275
      Gain on issuance of stock by subsidiary (Note 5)                         (6,269)        -           -
      Deferred revenue (Note 11)                                                    -    (8,200)          -
      Changes in current accounts, excluding the effect of acquisitions:
        Restricted funds                                                       (3,763)   (1,837)     (6,944)
        Accounts receivable and unbilled revenues                             (12,493)   (3,740)     (2,130)
        Inventories                                                              (799)   (1,371)      1,584
        Other current assets                                                   (7,854)    1,229         544
        Accounts payable                                                        6,355     2,457         148
        Lease obligations payable                                                (602)     (602)        389
        Due from parent company                                                12,631     3,170       5,319
        Other current liabilities                                                (843)      201       3,599
        Other                                                                       -         -          26
                                                                            ---------  --------   ---------

         Net cash provided by operating activities                             50,075    47,519      45,101
                                                                            ---------  --------   ---------

Investing Activities
  Acquisitions, net of cash acquired (Note 3)                                 (19,100)  (10,865)     (8,088)
  Purchases of property, plant, and equipment                                 (48,423)  (17,710)    (36,587)
  Funding of long-term restricted funds                                        (5,272)   (6,793)     (2,073)
  Increase in other deferred items                                             12,209     8,476           -
  Increase in other assets                                                     (2,610)   (2,452)     (3,004)
                                                                            ---------  --------   ---------

         Net cash used in investing activities                                (63,196)  (29,344)    (49,752)
                                                                            ---------  --------   ---------

Financing Activities
  Net proceeds from issuance of subordinated convertible                            -    48,470      35,942
    debentures
    (Note 12)
  Repayment of long-term obligations                                          (26,100)  (16,800)    (14,100)
  Payments under capital lease obligations                                     (8,912)   (8,006)     (7,191)
  Net proceeds from issuance of Company and subsidiary common                  15,777       698       6,247
    stock (Notes 4 and 5)
  Payment of withholding taxes related to stock option exercises                 (319)   (1,115)     (1,221)
  Purchases of Company common stock                                           (10,248)  (19,743)          -
  Distribution to minority partner                                             (1,147)   (1,346)       (947)
  Capital contribution by minority partner                                      1,961         -           -
                                                                            ---------  --------   ---------

         Net cash provided by (used in) financing activities                $ (28,988) $  2,158   $  18,730
                                                                            ---------  --------   ---------

                                       5

Thermo Ecotek Corporation                          1998 Financial Statements

                             Consolidated Statement of Cash Flows (continued)
                                                                                      Year Ended
                                                                            -------------------------------
(In thousands)                                                                Oct. 3,  Sept. 27,  Sept. 28,
                                                                                 1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Exchange Rate Effect on Cash                                                $     (60) $    (31)  $       -
                                                                            ---------  --------   ---------

Increase (Decrease) in Cash and Cash Equivalents                              (42,169)   20,302      14,079
Cash and Cash Equivalents at Beginning of Year                                 83,540    63,238      49,159
                                                                            ---------  --------   ---------

Cash and Cash Equivalents at End of Year                                    $  41,371  $ 83,540   $  63,238
                                                                            =========  ========   =========

Cash Paid For
  Interest                                                                  $  12,727  $ 13,100   $  14,267
  Income taxes                                                              $      38  $      7   $     101

Noncash Activities
  Fair value of assets of acquired companies                                $  20,025  $ 15,183   $   8,983
  Cash paid for acquired companies                                            (19,100)  (11,223)     (8,088)
                                                                            ---------  --------   ---------

    Liabilities assumed of acquired companies                               $     925  $  3,960   $     895
                                                                            =========  ========   =========

  Conversions of subordinated convertible debentures (includes              $  83,248  $ 19,579   $   5,273
                                                                            =========  ========   =========
    $68,500 converted by parent company in fiscal 1998; Note 12)


























The accompanying notes are an integral part of these consolidated financial statements.

Thermo Ecotek Corporation                         1998 Financial Statements

                            Consolidated Statement of Shareholders' Investment
(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Common Stock, $.10 Par Value
  Balance at beginning of year                                              $   2,598  $  1,617   $   1,551
  Conversions of subordinated convertible debentures (Note 12)                  1,183       145          26
  Issuance of Company common stock under employees' and directors'                  1        27          18
    stock plans
  Effect of three-for-two stock split                                               -       809           -
  Net proceeds from private placement of Company common stock (Note 4)              -         -          22
                                                                            ---------  --------   ---------

  Balance at end of year                                                        3,782     2,598       1,617
                                                                            ---------  --------   ---------

Capital in Excess of Par Value
  Balance at beginning of year                                                 95,573    74,740      64,188
  Conversions of subordinated convertible debentures (Note 12)                 81,701    18,991       5,107
  Issuance of Company common stock under employees' and directors'             (1,601)      204         503
    stock plans
  Tax benefit related to employees' and directors' stock plans                      -     2,447           -
  Effect of three-for-two stock split                                               -      (809)          -
  Net proceeds from private placement of Company common stock (Note 4)              -         -       4,942
                                                                            ---------  --------   ---------

  Balance at end of year                                                      175,673    95,573      74,740
                                                                            ---------  --------   ---------

Retained Earnings
  Balance at beginning of year                                                 67,593    45,048      27,268
  Net income                                                                   31,209    22,545      17,780
                                                                            ---------  --------   ---------

  Balance at end of year                                                       98,802    67,593      45,048
                                                                            ---------  --------   ---------

Treasury Stock
  Balance at beginning of year                                                (20,872)     (481)        (22)
  Activity under employees' and directors' stock plans                          2,385      (648)       (459)
  Purchases of Company common stock                                           (10,248)  (19,743)          -
                                                                            ---------  --------   ---------

  Balance at end of year                                                      (28,735)  (20,872)       (481)
                                                                            ---------  --------   ---------

Cumulative Translation Adjustment
  Balance at beginning of year                                                    (52)        -           -
  Translation adjustment                                                          164       (52)          -
                                                                            ---------  --------   ---------

  Balance at end of year                                                          112       (52)          -
                                                                            ---------  --------   ---------

Net Unrealized Gain (Loss) on Available-for-sale Investment
  Balance at beginning of year                                                  2,436     8,763           -
  Change in net unrealized gain (loss) on available-for-sale investment        (2,438)   (6,327)      8,763
    (Note 2)
                                                                            ---------  --------   ---------

  Balance at end of year                                                           (2)    2,436       8,763
                                                                            ---------  --------   ---------

Total Shareholders' Investment                                              $ 249,632  $147,276   $ 129,687
                                                                            =========  ========   =========



The accompanying notes are an integral part of these consolidated financial statements.

Thermo Ecotek Corporation                            1998 Financial Statements

                                Notes to Consolidated Financial Statements
1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermo Ecotek Corporation (the Company) is an environmental company providing a range of environmentally responsible technologies and products, including nonutility electric power generation using clean combustion processes, engineered clean fuels, as well as environmentally friendly pest control products through its biopesticides subsidiary, Thermo Trilogy Corporation (Note
3).
      The Company develops and operates alternative-energy electrical-generation facilities through joint ventures or limited partnerships in which the Company has a majority interest, or through wholly owned subsidiaries (the Operating Companies). The Company's interests in the Operating Companies range from 60% to 100% and, in each case, are held by wholly owned subsidiaries of the Company. Of the facilities operated by the Company, four are owned by the Company and the remainder are owned by unaffiliated parties who lease them to the Operating Companies under long-term leases (Note 8).

Relationship with Thermo Electron Corporation
      The Company was incorporated on November 30, 1989, as a wholly owned subsidiary of Thermo Electron Corporation. At October 3, 1998, Thermo Electron owned 33,696,106 shares of the Company's common stock, representing 94% of such stock outstanding.

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company, its majority-owned and wholly owned Operating Companies, and its majority-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for investments in businesses in which it owns between 20% and 50% using the equity method.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest September 30. References to fiscal 1998, 1997, and 1996 are for the years ended October 3, 1998, September 27, 1997, and September 28, 1996, respectively. Fiscal 1998 included 53 weeks; fiscal 1997 and 1996 each included 52 weeks.

Revenue Recognition
      The Company earns revenues primarily from the operation of alternative-energy facilities. Revenues from plant operations are recorded as electricity is delivered. The Operating Companies have long-term power-supply arrangements with local utilities, expiring between 2005 and 2020, to sell all the output of the plants currently in operation at established or formula-based defined rates (Note 10). Under certain of these arrangements, in the event of service termination by the Operating Companies prior to the end of the obligation period, the Operating Companies may be required to reimburse the utilities to the extent that cumulative revenue calculated at established rates exceeds the amounts calculated at the utilities' "avoided cost" rates. Management does not expect to incur any obligation under these provisions in the foreseeable future. The Company recognizes revenue from its biopesticide products upon shipment.
      The Woodland plant has conditions in its nonrecourse lease agreement that require the funding of a "power reserve" in years prior to 2000, based on projections of operating cash flow shortfalls in 2000 and thereafter. The power reserve represents funds available to make lease payments in the event that revenues are not sufficient after the plant converts to avoided-cost rates in March 2000. It has been asserted that the plant will convert to avoided cost rates in mid-1999; however, the Company disputes this assertion. This funding requirement significantly limits profit distributions that Woodland may make to the Company. Accordingly, beginning during the first quarter of fiscal 1997, the Company began recording as an expense the funding of reserves required under Woodland's nonrecourse lease agreement to cover projected shortfalls in lease payments beginning in 2000. Consequently, the results of the Woodland plant were reduced to approximately breakeven in fiscal 1998. During fiscal 1997 and 1996, the Woodland plant contributed $1.0 million and $5.1 million of operating income, respectively.

1.    Nature of Operations and Summary of Significant Accounting Policies
       (continued)

Repairs and Maintenance
      The Company charges routine repairs and maintenance to expense in the period the costs are incurred. The Company accrues for major maintenance and overhauls in anticipation of scheduled outages. Other accrued expenses in the accompanying balance sheet includes approximately $1.9 million and $3.9 million at fiscal year-end 1998 and 1997, respectively, in anticipation of major maintenance and overhauls.

Interest Rate Swap Agreements and Forward Contracts
      The Company has entered into interest rate swap agreements in connection with debt on certain alternative-energy facilities (Notes 12 and 14). The interest rate swap agreements convert floating debt obligations to fixed rate obligations. Interest rate swap agreements are accounted for under the accrual method. Amounts to be received from or paid to the counter-parties of the agreements are accrued during the period to which the amounts relate and are reflected as interest expense. The related amounts payable to the counter-parties are included in other accrued expenses in the accompanying balance sheet. The fair value of the swap agreements is not recognized in the accompanying financial statements since the agreements are accounted for as hedges.
      The Company enters into foreign currency agreements to manage specifically identifiable risks. The Company's short-term foreign exchange contracts are part of the Company's management of foreign currency exposures. Foreign currency agreements are treated as a hedge on currency movements on certain customer deposits received and held in foreign denominated currency. Gains and losses on the forward contract offset gains and losses on the foreign- denominated account.
      The Company does not enter into speculative interest rate swap or foreign currency agreements.

Gain on Issuance of Stock by Subsidiary
      At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain.
      If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares.

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 6). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

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

1.    Nature of Operations and Summary of Significant Accounting Policies
       (continued)

      In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return (Note 7).

Earnings per Share
      During the first quarter of fiscal 1998, the Company adopted SFAS No. 128, "Earnings per Share" (Note 15). As a result, all previously reported earnings per share have been restated; however, diluted earnings per share equals the Company's previously reported fully diluted earnings per share for fiscal 1997. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.

Cash and Cash Equivalents and Restricted Funds
      At fiscal year-end 1998 and 1997, $21.2 million and $69.3 million, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents also include investments in money market accounts. The use of cash and cash equivalents totaling $12.0 million and $10.8 million at fiscal year-end 1998 and 1997, respectively, was restricted by the terms of certain Operating Companies' lease and financing agreements.
      Restricted funds in the accompanying balance sheet represents amounts held in trust for lease and debt payments and working capital requirements, as required by certain of the Operating Companies' lease and financing agreements, and are invested in money market accounts. Restricted funds that are not expected to be used within the next fiscal year are classified as long-term in the accompanying balance sheet.
      All cash equivalents and restricted funds are carried at cost, which approximates market value.

Inventories
      Inventories consist of raw materials, fuel, operating supplies, spare parts, materials, and overhead and are stated at the lower of cost (on a first-in, first-out or average basis) or market value. The components of inventories are as follows:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------  ---------

Raw Materials and Supplies                                                               $13,843  $ 11,886
Work in Process                                                                            2,802       144
Finished Goods                                                                             6,995     1,886
                                                                                         -------  --------

                                                                                         $23,640  $ 13,916
                                                                                         =======  ========

1.    Nature of Operations and Summary of Significant Accounting Policies
       (continued)

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized. The Company provides for depreciation and amortization primarily using the straight-line method over the estimated useful lives of the property as follows: electric generating facilities - 25 years; property under capital lease - the life of the asset; leasehold improvements - the shorter of the term of the lease or the life of the asset; and machinery and equipment - 3 to 7 years. The Company's subbituminous coal-beneficiation facility is depreciated based on a rate per ton of product produced that is computed by estimating total production over the life of the facility. Property, plant, and equipment consists of the following:

(In thousands)                                                                              1998       1997
-------------------------------------------------------------------------------------- ---------  ---------

Land                                                                                   $   6,747  $   3,479
Electric Generating and Coal-beneficiation Facilities (Notes 9 and 12)                   282,315    200,573
Property Under Capital Lease                                                              47,020     47,020
Machinery and Equipment                                                                   19,261      7,366
Leasehold Improvements                                                                    16,915     15,814
Construction in Process (Note 3)                                                          17,295     54,585
                                                                                       ---------  ---------

                                                                                         389,553    328,837
Less:  Accumulated Depreciation and Amortization                                          87,623     65,770
                                                                                       ---------  ---------

                                                                                       $ 301,930  $ 263,067
                                                                                       =========  =========

      In March 1998, the Company purchased two power-generation facilities and related sites in California for approximately $9.5 million and the assumption of certain liabilities. As of October 3, 1998, these facilities were not in service and, therefore, are not being depreciated by the Company.

Other Assets
      Other assets in the accompanying balance sheet includes certain costs associated with the development of the Company's alternative-energy facilities, prepaid rent relating to an Operating Company's lease agreement, goodwill that arose in connection with the acquisition of an Operating Company, deferred debt expense relating to the Company's issuances of subordinated convertible debentures, and patents, licenses, and other intangible assets arising from acquisitions by Thermo Trilogy (Note 3). These assets are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 30 years. These assets were $17.5 million and $19.9 million, net of accumulated amortization of $8.9 million and $8.2 million, at fiscal year-end 1998 and 1997, respectively.
      In addition, other assets includes an investment in a joint venture of $1.6 million and $1.5 million at fiscal year-end 1998 and 1997, respectively.

Other Deferred Items
      Other deferred items in the accompanying balance sheet includes obligations under an Operating Company lease to cover projected short-falls in lease payments beginning in 2000, as described above under the caption "Revenue Recognition." In addition, other deferred items includes rent that has been recognized ratably for financial reporting purposes in connection with an Operating Company's lease agreement (Note 8).

1.    Nature of Operations and Summary of Significant Accounting Policies
       (continued)

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

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

Presentation
      Certain amounts in fiscal 1997 and 1996 have been reclassified to conform to the presentation in the fiscal 1998 financial statements.

2.    Available-for-sale Investment

      In accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," the Company's marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded as a component of shareholders' investment titled "Net unrealized gain (loss) on available-for-sale investment." At fiscal year-end 1998 and 1997, the Company held one long-term available-for-sale investment, an investment in the common stock of KFx, Inc., described below.
      In fiscal 1995, the Company purchased 1,500,000 shares of KFx common stock for $3.0 million, representing an approximate 7% equity interest in KFx. In fiscal 1996, the Company purchased an additional 1,500,000 shares of KFx common stock for $3.0 million, representing an additional 7% equity interest in KFx. In fiscal 1997, the Company purchased an additional 1,250,000 shares of KFx common stock for $2.5 million pursuant to the purchase agreement, bringing its total equity interest in KFx to approximately 18%. The fair market value of this investment at October 3, 1998, was $8.5 million. Simultaneously with the execution of the purchase agreement, KFx granted to the Company a warrant to purchase an additional 7,750,000 shares at $3.65 per share, as well as a warrant to purchase further shares of the common stock of KFx at then market value, defined so that the number, when added to all other shares of such common stock owned by the Company, would result in the Company owning 51% of the common stock of KFx on a diluted basis. These warrants are exercisable from January 1, 2000, through July 1, 2001.

3.    Acquisitions and Projects Under Development

Acquisitions
      In November 1997, Thermo Trilogy acquired the sprayable bacillus thuringiensis (Bt) - biopesticide business of Novartis AG and its affiliates (the Bt business of Novartis) for $19.1 million in cash and the assumption of certain liabilities. In January 1997, Thermo Trilogy acquired substantially all of the assets of biosys, inc., a biopesticide company, for $11.2 million in cash and the assumption of certain liabilities.
In May 1996, the Company, through Thermo Trilogy, acquired the assets of the biopesticides division of W.R. Grace & Co. (the biopesticides business of Grace), which develops, manufactures, and markets environmentally friendly products used for pest control, for $8.1 million in cash and the assumption of certain liabilities. In addition, the Company will pay a royalty fee of seven percent on annual sales of the acquired business in excess of $14 million through the year 2000. As of October 3, 1998, no royalties were payable under this provision.
      These acquisitions have been accounted for using the purchase method of accounting and their results have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions approximated the fair value of the net assets acquired. Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired.
      Based upon unaudited data, the following table presents selected financial information for the Company, the Bt business of Novartis, and the biosys business on a pro forma basis, assuming the Company and the Bt business of Novartis had been combined since the beginning of fiscal 1997 and the Company and the biosys business had been combined since the beginning of fiscal 1996. The effect of the acquisition of the biopesticides business of Grace is not included in the pro forma data as it was not material to the Company's results of operations.

(In thousands except per share amounts)                                          1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Revenues                                                                    $ 212,204  $205,199   $ 172,569
Net Income                                                                     31,380    17,272       3,931
Earnings per Share:
  Basic                                                                          1.07       .70         .17
  Diluted                                                                         .86       .51         .15

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of the Bt business of Novartis been made at the beginning of fiscal 1997 or the acquisition of the biosys business been made at the beginning of fiscal 1996.

Projects Under Development
      During April 1998, the Company commenced commercial operations at its 95%-owned coal-beneficiation facility, near Gillette, Wyoming, following construction of the facility. In January 1998, the Company indirectly acquired, through a joint venture, a majority interest in certain power operations in the Czech Republic for $7.3 million in cash. The Company has begun construction on a 50-megawatt, $32 million expansion at the Czech Republic facility which it expects to complete in fiscal 1999. During fiscal 1998, the Company expended $16.6 million on the Czech Republic plant expansion.

4.    Shareholders' Investment

      In June 1996, the Company sold 330,000 shares of its common stock in a private placement at $16.08 per share, for net proceeds of $5.0 million.
      The net assets of certain Operating Companies are generally restricted as to the amounts that can be transferred to the parent company in the form of dividends, loans or advances, pursuant to certain lease or debt agreements. As of October 3, 1998, net assets of certain subsidiaries of approximately $146.8 million were not restricted from distribution.
      At October 3, 1998, the Company had reserved 4,442,826 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's convertible obligations.

5.    Transactions in Stock of Subsidiary

      In fiscal 1998, Thermo Trilogy sold 1,942,821 shares of its common stock in private placements at $8.25 per share for net proceeds of $14.9 million, resulting in a gain of $6.3 million. Following the private placements, the Company owned 80% of Thermo Trilogy's outstanding common stock.

6.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans permit the grant of nonqualified and incentive stock options. A third plan permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from one to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from three to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron.
      A summary of the Company's stock option information is as follows:

                                                        1998                1997                 1996
                                                -------------------  ------------------  ------------------
                                                           Weighted            Weighted            Weighted
                                                            Average             Average             Average
                                                           Exercise            Exercise            Exercise
                                                              Price               Price               Price
                                                  Number              Number               Number
                                                      of                  of                   of
(Shares in thousands)                             Shares              Shares               Shares
----------------------------------------------- --------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year             1,281     $ 8.64    1,439     $ 6.55     1,491     $4.96
  Granted                                             83      17.72      264      14.13       309     11.48
  Exercised                                         (205)      6.37     (369)      4.46      (349)     4.16
  Forfeited                                          (35)      9.33      (53)      8.21       (12)     6.98
                                                   -----               -----                -----

Options Outstanding, End of Year                   1,124     $ 9.70    1,281     $ 8.64     1,439     $6.55
                                                   =====     ======    =====     ======     =====     =====

Options Exercisable                                1,124     $ 9.70    1,281     $ 8.64     1,439     $6.55
                                                   =====     ======    =====     ======     =====     =====

Options Available for Grant                          305                 353                  365
                                                   =====               =====                =====

      A summary of the status of the Company's stock options at October 3, 1998, is as follows:

                                                                   Options Outstanding and Exercisable
                                                              ----------------------------------------------
Range of Exercise Prices                                             Number         Weighted       Weighted
                                                                         of          Average        Average
                                                                     Shares        Remaining       Exercise
                                                              (In thousands) Contractual Life         Price
------------------------------------------------------------- -------------- ---------------- --------------

$  5.50 - $  8.96                                                       627        6.7 years         $ 6.79
   8.97 -   12.41                                                       156        6.6 years          10.18
  12.42 -   15.87                                                       267        6.8 years          13.91
  15.88 -   19.33                                                        74        5.4 years          18.12
                                                                      ------

$  5.50 - $19.33                                                      1,124        6.6 years         $ 9.70
                                                                      =====

Employee Stock Purchase Program
      Substantially all of the Company's employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1996, the program was sponsored by Thermo Electron. Under this program, the applicable shares of common stock can be purchased at the end of a 12-month plan year at 95% of the fair market value at the beginning of the period, and shares purchased are subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after fiscal 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

(In thousands except per share amounts)                                           1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Net Income:
  As reported                                                                  $31,209  $ 22,545  $17,780
  Pro forma                                                                     30,614    22,159   17,565

Basic Earnings per Share:
  As reported                                                                     1.07       .92      .76
  Pro forma                                                                       1.04       .90      .75

Diluted Earnings per Share:
  As reported                                                                      .86       .64      .54
  Pro forma                                                                        .84       .63      .53


      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $5.79, $5.72, and $4.49 in fiscal 1998, 1997, and 1996, respectively.
      The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Volatility                                                                       28%        26%        26%
Risk-free Interest Rate                                                         5.5%       6.1%       6.0%
Expected Life of Options                                                    4.2 years 6.4 years  6.1 years

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

401(k) Savings Plans
      Substantially all of the Company's corporate, full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the Thermo Electron 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. Employees of the Operating Companies who meet eligibility requirements may participate in a separate defined contribution plan. Contributions to the plan are made by both the employee and the Operating Companies. The Operating Companies' contributions are based on the level of employee contributions. The Company contributed and charged to expense for these plans $536,000, $401,000, and $279,000 in fiscal 1998, 1997, and 1996, respectively.

7.    Income Taxes

      The components of income before provision for income taxes and minority interest are as follows:

(In thousands)                                                                  1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Domestic                                                                     $46,992    $37,712    $26,326
Foreign                                                                        1,600        582          -
                                                                             -------    -------    -------

                                                                             $48,592    $38,294    $26,326
                                                                             =======    =======    =======


      The components of the provision for income taxes are as follows:

(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Currently Payable:
  Federal                                                                      $ 7,202  $  3,214  $ 2,899
  State                                                                          1,438       486    1,286
  Foreign                                                                          143         -        -
                                                                               -------  --------  -------

                                                                                 8,783     3,700    4,185
                                                                               -------  --------  -------

Deferred:
  Federal                                                                        6,545     9,250    2,485
  State                                                                            374     1,465      601
                                                                               -------  --------  -------

                                                                                 6,919    10,715    3,086
                                                                               -------  --------  -------

                                                                               $15,702  $ 14,415  $ 7,271
                                                                               =======  ========  =======

      The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $1,012,000 and $1,435,000 of such benefits that have been allocated to capital in excess of par value in fiscal 1997 and 1996, respectively.
      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% in fiscal 1998 and 1997 and 34% in fiscal 1996 to income before provision for income taxes and minority interest due to the following:


(In thousands)                                                                    1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Provision for Income Taxes at Statutory Rate                                   $17,007  $ 13,403  $ 8,951
Increases (Decreases) Resulting From:
  State income taxes, net of federal tax                                         1,178     1,268    1,245
  Minority interest expense                                                       (491)     (466)    (434)
  Tax losses and credits benefited                                                   -         -   (2,528)
  Nondeductible expenses                                                            44       210       37
  Nontaxable gain on issuance of stock by subsidiary                            (2,194)        -        -
  Other                                                                            158         -        -
                                                                               -------  --------  -------

                                                                               $15,702  $ 14,415  $ 7,271
                                                                               =======  ========  =======

      Tax losses and credits benefited during fiscal 1996 relate to the resolution of certain tax contingencies.

      Prepaid and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Deferred (Prepaid) Income Taxes:
  Depreciation                                                                           $55,062  $ 48,377
  State tax net operating loss carryforwards                                              (2,811)   (2,570)
  Capitalized costs and other                                                             (2,097)     (324)
  Other reserves and accruals                                                             (9,959)   (3,974)
  Available-for-sale investments                                                              (2)    1,557
  Intangible assets                                                                        1,502         -
  Stock options not benefited                                                                341         -
                                                                                         -------  --------

                                                                                          42,036    43,066
  Valuation allowance                                                                      2,811     2,570
                                                                                         -------  --------

                                                                                         $44,847  $ 45,636
                                                                                         =======  ========

      The valuation allowance relates principally to uncertainty surrounding the realization of certain state tax loss carryforwards. State tax loss carryforwards of approximately $29 million began expiring in 1998. Long-term due from parent company in the accompanying fiscal 1997 balance sheet represents amounts due from Thermo Electron for tax benefits arising from the Company's operations. Due to parent company in the accompanying fiscal 1998 balance sheet includes $2.5 million for the Company's liability for federal and state income taxes.
      The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of its subsidiary (such difference relates primarily to unremitted earnings of foreign subsidiaries and gain on issuance of stock by subsidiary) because the Company does not expect this basis difference to become subject to tax at the parent level.
      A provision has not been made for U.S. or additional foreign taxes on $0.4 million of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep those amounts reinvested overseas.

8.    Commitments

Leases
      Certain Operating Companies have operating lease agreements for their facilities expiring in various years through 2010. The lease agreements provide for renewal of each of the leases for additional periods ranging from one to five years at the Operating Companies' option. In general, renewal options are at the lower of a predetermined percentage of the average annual lease rental during the lease terms or the fair market rental as determined by an independent appraisal. In general, at the end of the lease terms or renewal terms, the Operating Companies have a right of first refusal or an option to purchase the facilities, at their fair market value, as determined by an independent appraisal.
      Lease payments under the operating leases are made to the owner of the facility only to the extent that power revenues exceed essential operating expenses, as defined, up to certain specified maximum levels (Note 9). Subject to the foregoing, as of October 3, 1998, the contractual amounts payable pursuant to the lease agreements total approximately $132.6 million over the remaining initial lease terms, averaging approximately $16.0 million per year. The Company recognizes rent expense ratably over the respective lease terms. The accompanying statement of income includes expenses from operating leases for the Operating Companies' facilities of $15.2 million, $15.5 million, and $15.2 million in fiscal 1998, 1997, and 1996, respectively.

      In addition, the Company and a subsidiary lease office and production facilities under operating lease arrangements expiring from fiscal 2002 through fiscal 2005. The accompanying statement of income includes expenses from operating leases excluding the related-party lease discussed below of $804,000, $688,000, and $77,000 in fiscal 1998, 1997, and 1996, respectively. Future minimum lease payments due under noncancellable operating leases as of October 3, 1998, net of annual sublease income of $178,000, are $604,000 in fiscal 1999; $610,000 in fiscal 2000; $617,000 in fiscal 2001; $578,000 in fiscal 2002; and
$953,000 in fiscal 2003 and thereafter. Total future minimum lease payments are $3,362,000.
      During part of fiscal 1997 and 1996, the Company leased part of its office facilities from Thermo Electron. The agreement called for the Company to pay rent based on Thermo Electron's occupancy costs per square foot. The accompanying statement of income included expenses of $27,000 and $177,000 in fiscal 1997 and 1996, respectively, under the agreement with Thermo Electron.

Fuel Supply
      The Operating Companies have entered into fuel supply agreements with various suppliers guaranteeing the purchase of certain minimum quantities of acceptable fuel at negotiated prices and terms. The Operating Companies purchased $17.6 million, $20.4 million, and $20.0 million of fuel under such contracts in fiscal 1998, 1997, and 1996, respectively. The agreements call for price adjustments based on certain published indices or stated rates over their terms expiring between calendar 1998 and 2005. See Note 9 for fuel supply agreements with related parties.

9.    Related-party Transactions

Corporate Service Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar years 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. Prior to January 1, 1996, the Company paid an annual fee equal to 1.2% of the Company's revenues. For these services, the Company was charged $1.8 million, $1.8 million, and $1.6 million in fiscal 1998, 1997, and 1996, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Fuel Supply
      A portion of the fuel used by the Operating Companies' facilities is obtained under agreements with related parties of the Operating Companies or their joint venture partners (Note 8). During fiscal 1998, 1997, and 1996, the Company paid $4.2 million, $4.2 million, and $4.6 million, respectively, under these agreements.

Management Fees
      One of the Operating Companies has entered into management agreements with a related party of its joint venture partner for the day-to-day operation of its facility and the procurement and management of fuel. During fiscal 1998, 1997, and 1996, the Company paid $386,000, $368,000, and $350,000, respectively, under these agreements.

Thermo Electron Guarantees
      Thermo Electron has issued an operating standards support agreement for each of the facilities leased or financed by the Operating Companies. These agreements provide that Thermo Electron will loan the Operating Companies, on a subordinated basis, enough funds to meet their lease or debt payments in the event the power plants are unable to generate power at a designated level and such inability is related to the design, construction, operation, or maintenance of the plants and not caused by certain uncontrollable circumstances.
      Thermo Electron has also guaranteed the lease payments of one of the Operating Companies under certain events. Under the terms of this guarantee, Thermo Electron will loan funds to the Operating Company to cover any shortfall in its lease payment in the event and to the extent the terms of the Operating Company's power purchase agreements are changed by Public Service Company of New Hampshire (PSNH; Note 10). No such payments have been required under this guarantee.
      The Company and Thermo Electron have entered into a Master Guarantee Reimbursement Agreement through which the Company will reimburse Thermo Electron in the event that Thermo Electron is required to make any payments pursuant to guarantees, including those guarantees described above.

Operating Lease
      See Note 8 for a description of the Company's operating lease with Thermo Electron.

Long-term Obligations
      See Note 12 for a description of long-term obligations of the Company held by Thermo Electron.

Repurchase Agreement
      The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

10.   Contingencies

      Two of the Operating Companies have rate orders from the New Hampshire Public Utilities Commission (NHPUC) to sell all of their power to PSNH. In 1990, a plan of reorganization (the Plan) for PSNH was approved by the U.S. Bankruptcy Court for the District of New Hampshire. Pursuant to the Plan, Northeast Utilities (NU) acquired the assets of PSNH. An agreement between NU and the State of New Hampshire contains language to the effect that PSNH will seek to renegotiate some of the terms of certain rate orders with small power producers, including the Whitefield and Hemphill Operating Companies, and that the state will support PSNH in such efforts. PSNH reached an agreement in principle with these two Operating Companies to settle the renegotiation of their rate orders. The settlement agreement is subject to the approval of the NHPUC on terms acceptable to both PSNH and the Operating Companies. The principal terms of the agreement generally call for the two Operating Companies to reduce the amount of power sold annually to PSNH to 70% of the plants' capacities, and to reduce the price per kilowatt paid by PSNH to $0.06 per kilowatt hour, escalating three percent per year for the remainder of the term of the original, applicable rate order. In consideration of these reductions, the Operating Companies would receive certain cash settlement payments, paid over several years. The settlement agreement has technically expired; however, no party to the settlement agreement has notified the other that it would not proceed in accordance with the terms thereof if approved by NHPUC, nor was any party required to do so. The settlement, if approved and executed, is not expected to have a material impact on the Company's results of operations or financial condition. Should the matter not reach resolution, the Company does not believe that PSNH has the right to take unilateral action to reduce the price of purchased power under such arrangements. Rejection of the Company's rate orders would result in a claim for damages by the Company and could be the subject of lengthy litigation. In January 1997, NU disclosed in a filing with the Securities and Exchange Commission that if a proposed deregulation plan for the New Hampshire electric utility industry were adopted, PSNH could default on certain financial obligations and seek bankruptcy protection. In February 1997, NHPUC voted to adopt a deregulation plan, and in March 1997, PSNH filed suit to block the plan. In March 1997, the federal district court issued a temporary restraining order which prohibits the NHPUC from implementing the deregulation plan as it affects PSNH, pending a determination by the court as to whether PSNH's claim could then be heard by the court. In April 1997, the court ruled that it could hear the case and ordered that the restraining order continue indefinitely pending the outcome of the suit. In addition, in March 1997, the Company, along with a group of other biomass power producers, filed a motion with the NHPUC seeking clarification of the NHPUC's proposed deregulation plan regarding several issues, including purchase requirements and payment of current rate order prices with respect to the Company's energy output. In May 1998, NHPUC issued a written ruling rejecting the settlement agreements and modifications that would impact PSNH's ability to finance and secure the settlement agreement. No assurances may be made as to the outcome of this matter. An unfavorable resolution of this matter, including the bankruptcy of PSNH, could have a material adverse effect on the Company's results of operations and financial position.
      The Company is contingently liable with respect to lawsuits and matters that arose in the normal course of business. In the opinion of management, these contingencies will not have a material adverse effect on the financial position or results of operations of the Company.

11.   Termination of Power-sales Agreement

      In August 1993, in exchange for a cash payment, the Company agreed to terminate a power-sales agreement with a utility, which required the utility to purchase the power that was to be generated by the Company's 55-megawatt natural gas cogeneration facility under development in Staten Island, New York.
      Under the agreement, the Company received $18.0 million in a series of payments through May 1997, plus interest at 5.8%. The Company would have been obligated to return $8.2 million of this amount if the Company had elected to proceed with the Staten Island facility and the plant were to commence commercial operation before January 1, 2000. Accordingly, the Company deferred recognition of $8.2 million through fiscal 1996, pending final determination of the project's status.
      During fiscal 1997, the Company determined that due to continuing economic conditions in the domestic energy market it would not be feasible to design, construct, and commence commercial operation of the Staten Island facility prior to January 1, 2000. As a result, the refund obligation terminated and the previously deferred revenue was recognized during fiscal 1997.

12.   Long-term Obligations

      Long-term obligations consist of the following:

(In thousands except per share amounts)                                                     1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

8.3% Nonrecourse Tax-exempt Revenue Bonds, Series 1989 (payable in                     $  17,400  $  20,700
  semi-annual installments, with a final payment in December 2000)
8.3% Nonrecourse Tax-exempt Revenue Bonds, Series 1990 (payable in                        18,200     22,000
  semi-annual installments, with a final payment in December 2000)
6.0% Nonrecourse Tax-exempt Revenue Bonds, Series 1991 (payable in                        16,200     35,200
  semi-annual installments, with a final payment in June 2000)
Noninterest-bearing Subordinated Convertible Debentures, due March 2001                    2,450     12,148
(convertible at $13.56 per share)
4.875% Subordinated Convertible Debentures, due April 2004 (convertible at                44,950     50,000
  $16.50 per share)
4.0% Subordinated Convertible Debentures, due January 2001 (convertible at                     -     68,500
  $6.33 per share, due to Thermo Electron)
                                                                                       ---------  ---------

                                                                                          99,200    208,548
Less:  Current Portion of Long-term Obligations                                           18,100     26,100
                                                                                       ---------  ---------

                                                                                       $  81,100  $ 182,448
                                                                                       =========  =========

      The annual requirements for long-term obligations are as follows:

(In thousands)
-------------------------------------------------------------------------------------- ---------- ----------

1999                                                                                                $18,100
2000                                                                                                 19,200
2001                                                                                                 16,950
2002                                                                                                      -
2003                                                                                                      -
Thereafter                                                                                           44,950
                                                                                                    -------
                                                                                                    $99,200
                                                                                                  =========

      The Company's noninterest-bearing and 4.875% subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron.
      In May 1998, Thermo Electron converted $68.5 million principal amount of the 4.0% subordinated convertible debentures into 10,815,846 shares of the Company's common stock. In fiscal 1998 and 1997, $14.7 million and $19.6 million principal amount, respectively, of the noninterest-bearing and 4.875% subordinated convertible debentures were converted into 1,021,244 shares and 1,443,869 shares, respectively, of the Company's common stock.
      The tax-exempt revenue bonds were issued by the California Pollution Control Financing Authority to finance the construction of the Delano I and Delano II facilities. The obligations are credit-enhanced by a letter of credit issued by a bank group. Repayment of the debt is an obligation of Delano and the obligations are nonrecourse to the Company. As of October 3, 1998, Delano I and Delano II plant and equipment totaling approximately $173.0 million were collateral for this debt.

      The Company leases the Mendota facility under a capital lease. The carrying amount of the facility is $47.0 million, which is included in property, plant, and equipment, net in the accompanying balance sheet.
      The future minimum lease payments under the Mendota lease are as follows:

(In thousands)
------------------------------------------------------------------------------------- ---------- ----------

1999                                                                                                $12,033
2000                                                                                                 12,868
                                                                                                    -------

                                                                                                     24,901
Less:  Amount Representing Interest                                                                   2,623
                                                                                                    -------

Present Value of Minimum Lease Payments                                                              22,278

Less:  Current Portion                                                                                9,932
                                                                                                    -------

Long-term Capital Lease Obligations                                                                 $12,346
                                                                                                    =======

      See Note 14 for information pertaining to the fair value of the Company's long-term obligations.

13.   Business Segments, Significant Customers, and Concentrations of Credit
        Risk

      The Company's business is divided into two segments. The Energy segment operates independent electric power-generation facilities, a subbituminous coal-beneficiation facility, and a natural gas business. The Biopesticides segment manufactures and sells biopesticides through the Company's majority-owned Thermo Trilogy subsidiary.
      Revenues from three electric utility customers as a percentage of total revenues were approximately 16%, 30%, and 30% in fiscal 1998; 18%, 31%, and 32% in fiscal 1997; and 21%, 36%, and 36% in fiscal 1996.
      At fiscal year-end 1998 and 1997, a significant amount of accounts receivable due to the Company was from its four electric utility customers. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has or will have a significant negative impact on the Company.

13. Business Segments, Significant Customers, and Concentrations of Credit Risk (continued)

      Information for fiscal 1998, 1997, and 1996, with respect to the Company's business segments, is shown in the following table.

(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Revenues:
  Energy                                                                    $ 175,943  $164,261    $148,389
  Biopesticides                                                                33,028    15,930       1,687
                                                                            ---------  --------   ---------

                                                                            $ 208,971  $180,191   $ 150,076
                                                                            =========  ========   =========

Income (Loss) Before Provision for Income Taxes and Minority
Interest:
  Energy                                                                    $  55,257  $ 55,662   $  44,146
  Biopesticides                                                                 2,749      (146)       (337)
  Corporate (a)                                                                (8,889)   (8,418)     (7,834)
                                                                            ---------  --------   ---------

  Total operating income                                                       49,117    47,098      35,975
  Interest and other expense, net                                                (525)   (8,804)     (9,649)
                                                                            ---------  --------   ---------

                                                                            $  48,592  $ 38,294   $  26,326
                                                                            =========  ========   =========

Identifiable Assets:
  Energy                                                                    $ 418,571  $384,002   $ 383,693
  Biopesticides                                                                50,620    29,338       8,814
  Corporate (b)                                                                35,920    71,965      56,638
                                                                            ---------  --------   ---------

                                                                            $ 505,111  $485,305   $ 449,145
                                                                            =========  ========   =========

Depreciation and Amortization:
  Energy                                                                    $  21,260  $ 20,106   $  20,120
  Biopesticides                                                                 2,385     1,000         125
  Corporate                                                                       258       512         180
                                                                            ---------  --------   ---------

                                                                            $  23,903  $ 21,618   $  20,425
                                                                            =========  ========   =========

Capital Expenditures:
  Energy                                                                    $  46,261  $ 16,528   $  36,579
  Biopesticides                                                                 1,943     1,167           -
  Corporate                                                                       219        15           8
                                                                            ---------  --------   ---------

                                                                            $  48,423  $ 17,710   $  36,587
                                                                            =========  ========   =========

(a)  Primarily general and administrative expenses
(b)  Primarily cash and cash equivalents

14.   Fair Value of Financial Instruments

      The Company's financial instruments consist mainly of cash and cash equivalents, restricted funds, accounts receivable, due from parent company, long-term available-for-sale investment, current portion of long-term obligations, accounts payable, due to parent company, long-term obligations, forward exchange contracts, and interest rate swaps. The carrying amounts of these financial instruments, with the exception of long-term available-for-sale investments, due from parent company, long-term obligations, forward exchange contracts, and interest rate swaps, approximate fair value due to their short-term nature.
      The Company's long-term available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair value was determined based on a quoted market price. See Note 2 for the fair value information pertaining to this financial instrument. The carrying amount of due from parent company in the accompanying 1997 balance sheet approximates fair value.
      During fiscal 1997, the Company entered into a forward exchange contract to hedge certain customer deposits denominated in currencies other than its foreign subsidiary's local currency. The purpose of the Company's foreign currency hedging activities was to protect the Company's local currency cash flows related to the customer deposits from fluctuations in foreign exchange rates. The Company was not party to any foreign exchange contracts at year-end 1998. The carrying amount and fair value of the Company's long-term obligations and off-balance sheet financial instruments are as follows:

                                                                         1998                  1997
                                                                --------------------  ---------------------
                                                                 Carrying       Fair   Carrying        Fair
(In thousands)                                                     Amount      Value     Amount       Value
--------------------------------------------------------------- ---------- ---------- ---------- ----------

Long-term Obligations:
  Convertible obligations                                        $ 47,400    $47,617   $130,648   $ 224,294
  Other long-term obligations                                      46,046     48,098     74,042      64,861
                                                                 --------    -------   --------   ---------

                                                                 $ 93,446    $95,715   $204,690   $ 289,155
                                                                 ========    =======   ========   =========

Off-balance-sheet Financial Instruments:
  Interest rate swaps (receivable) payable                                   $(2,052)             $   9,199
  Foreign exchange contract payable                                                -                     69

      The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year ends. The fair value of convertible obligations at fiscal year-end 1998 and 1997 exceeds the carrying amount primarily due to the market price of the Company's common stock exceeding the conversion price of the convertible obligations.
      Interest rate swap agreements are in place on the borrowings associated with the Delano I and Delano II facilities and are with a different counter-party than the holders of the underlying debt. These swaps have terms expiring in December 2000 commensurate with the final maturity of the debt. The swaps have effectively converted floating rate debt to fixed rate borrowings. Management believes any credit risk associated with the swaps is remote. The notional amount of the swap agreements was $127.0 million at fiscal year-end 1998 and 1997. The fair value of such agreements is the estimated amount that the Company would pay upon termination of the contract, taking into account the change in market interest rates and creditworthiness of the counterparties. During fiscal 1998 and 1997, the average variable rate received under the swap agreement was 3.6% and 3.5%, respectively.
      The fair value of forward exchange contracts in fiscal 1997 was the estimated amount that the Company would be required to pay if it were to terminate the contract, taking into account the change in foreign exchange rates.

15.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                           1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Basic
Net Income                                                                     $31,209  $ 22,545  $17,780
                                                                               -------  --------  -------

Weighted Average Shares                                                         29,299    24,613   23,528
                                                                               -------  --------  -------

Basic Earnings per Share                                                       $  1.07  $    .92  $   .76
                                                                               =======  ========  =======

Diluted
Net Income                                                                     $31,209  $ 22,545  $17,780
Effect of:
  Convertible debentures                                                         2,387     2,374    1,644
  Majority-owned subsidiary's dilutive securities                                  (13)        -        -
                                                                               -------  --------  -------

Income Available to Common Shareholders, as Adjusted                           $33,583  $ 24,919  $19,424
                                                                               -------  --------  -------

Weighted Average Shares                                                         29,299    24,613   23,528
Effect of:
  Convertible debentures                                                         9,541    13,746   12,262
  Stock options                                                                    312       381      502
                                                                               -------  --------  -------

Weighted Average Shares, as Adjusted                                            39,152    38,740   36,292
                                                                               -------  --------  -------

Diluted Earnings per Share                                                     $   .86  $    .64  $   .54
                                                                               =======  ========  =======

      The computation of diluted earnings per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of October 3, 1998, there were 105,500 of such options outstanding, with exercise prices ranging from $19.23 to $19.25 per share.

16.   Unaudited Quarterly Information

(In thousands except per share amounts)


1998                                                            First(a)       Second      Third  Fourth(b)
--------------------------------------------------------------- --------- ------------ ---------- ----------

Revenues                                                         $47,809      $47,207    $50,748    $63,207
Gross Profit                                                      16,414       13,562     16,328     27,161
Net Income                                                         9,258        4,198      4,824     12,929
Earnings per Share:
  Basic                                                              .38          .17        .15        .36
  Diluted                                                            .25          .13        .14        .34

1997                                                               First    Second(c)      Third  Fourth(d)
--------------------------------------------------------------- --------- ------------ ---------- ----------

Revenues                                                          $38,514     $38,674    $43,524    $59,479
Gross Profit                                                       12,260       9,557     14,340     29,424
Net Income                                                          4,300         952      3,598     13,695
Earnings per Share:
  Basic                                                              .18          .04        .15        .56
  Diluted                                                            .12          .04        .11        .37

(a) Reflects the November 1997 acquisition of the Bt business of Novartis and a nontaxable gain of $6.3 million from the issuance of stock by subsidiary
(b) Reflects the inclusion of $1.9 million of fees received from the release by the Company of certain rights relating to power-generating equipment
(c) Reflects the January 1997 acquisition of the biosys business
(d) Reflects the inclusion of $8.2 million of previously deferred revenue in connection with the termination of a power-sales agreement relating to a cogeneration facility in Staten Island, New York

17.    Subsequent Event

      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 71,200 shares at a weighted average exercise price of $14.93 elected to participate in this exchange and, as a result, received options to purchase 35,600 shares of Company common stock at $10.58 per share. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date.

Thermo Ecotek Corporation                         1998 Financial Statements

                                 Report of Independent Public Accountants
To the Shareholders and Board of Directors of Thermo Ecotek Corporation:

      We have audited the accompanying consolidated balance sheet of Thermo Ecotek Corporation (a Delaware corporation and 94%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of October 3, 1998, and September 27, 1997, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended October 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Ecotek Corporation and subsidiaries as of October 3, 1998, and September 27, 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 3, 1998, in conformity with generally accepted accounting principles.



                                                          Arthur Andersen LLP



Boston, Massachusetts November 9, 1998 (except with respect to the matter discussed in Note 17, as to which the date is November 24, 1998)

Thermo Ecotek Corporation                             1998 Financial Statements

                                 Management's Discussion and Analysis of
                              Financial Condition and Results of Operations

      Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Forward-looking Statements."

Overview

      The Company reports its results in two business segments. The Energy segment operates independent electric power-generation facilities through joint ventures, limited partnerships, or wholly owned subsidiaries (the Operating Companies) and also operates a subbituminous coal-beneficiation facility (the K-Fuel Facility) and a natural gas business (Star Natural Gas). The Biopesticides segment manufactures and sells biopesticides through the Company's majority-owned subsidiary, Thermo Trilogy Corporation.
      In the Energy segment, each Operating Company in the United States sells power under a long-term power-sales agreement. The profitability of operating the Company's facilities depends on the price received for power under the power-sales agreements with power purchasers, on plant performance or availability, and on the fuel, operating, and maintenance costs for the facilities. As of January 1998, the Energy segment operates a 12-megawatt energy center and five auxiliary boilers in the Czech Republic. The Energy segment earns a disproportionately high share of its income in May to October due to the rate structures under the power-sales agreements for its California plants, which provide strong incentives to operate during this period of high demand. Conversely, the Energy segment has historically operated at marginal profitability during the second fiscal quarter due to the rate structure under these agreements. The Energy segment's profitability is also dependent on the amount of development expenses that it incurs.
      The Company has also entered the field of engineered clean fuels through a limited partnership agreement with KFx, Inc. The Company is a 95% partner in a partnership established to develop, construct, and operate a subbituminous coal-beneficiation facility using the patented K-Fuel technology licensed from KFx. This facility, located near Gillette, Wyoming, uses the K-Fuel technology, which transforms low-energy, high-moisture coal into low-moisture, high-energy fuel with reduced sulfur. A tax credit per ton of fuel produced and sold is available with respect to qualifying alternative fuels from a facility placed in service before June 30, 1998, pursuant to a binding written contract in effect before December 31, 1996. The economic returns of the K-Fuel Facility primarily result from tax credits on the facility's production of K-Fuel. The K-Fuel Facility reports operating losses for financial reporting purposes, primarily as a result of recording depreciation over the expected life of the tax credit.
      The Company has expanded its energy operations into international markets and has begun business- development efforts in Italy and the Czech Republic. In January 1998, the Company, through a wholly owned subsidiary's participation in a joint venture, indirectly acquired a majority interest in the assets of a 12-megawatt energy center near Tabor, Czech Republic, along with the business of five auxiliary boilers in the town of Pribram, Czech Republic (the Czech Republic operations). The Company has begun construction to expand the 12-megawatt facility to 50-megawatt capacity. The cost of business-development efforts is expected to increase as the Company expands into these markets due to increased complexity inherent in foreign development. In addition, the amount of cash required to fund equity investments is expected to increase, due to the financing requirements of lenders in foreign markets.
      During fiscal 1998, the Company established its Star Natural Gas subsidiary in Dallas, Texas, to pursue opportunities in the natural gas gathering, processing, storage, and marketing business.

      Thermo Trilogy's biopesticide products include botanical extracts from the seed of the tropical neem tree, microbial-based pesticides (fungal-based insecticides and fungicides, bacterial-based insecticides, bacculovirus, and beneficial nematodes), insect pheromone-based products such as traps and lures, and disease-free sugar cane planting stock. These biopesticide products are used as alternatives or complements to conventional chemical-based pest-control technologies. In January 1997, Thermo Trilogy acquired substantially all of the assets of biosys, inc. In November 1997, Thermo Trilogy acquired the sprayable bacillus thuringiensis (Bt) - biopesticide business of Novartis AG and its affiliates (the Bt business of Novartis; Note 3). Thermo Trilogy currently markets its products predominantly for use in the northern hemisphere, where the growing season generally runs from March to October; therefore, the seasonal nature of agriculture will cause Thermo Trilogy's product sales to be concentrated during such period and will result in substantial variations in quarter-to-quarter results.
      Since its inception, the Company has derived a substantial majority of its revenue from the development, construction, and operation of biomass-fueled electric-generation facilities. While the Company's U.S. biomass energy business is expected to continue to generate revenues for the foreseeable future, the Company expects the aggregate revenues and profitability associated with this business to decline significantly beginning in fiscal 2000. In addition, within the next few years, the Company expects a substantial portion of its revenues to be derived from new business ventures in clean power resources, clean fuels, and biopesticides. A major portion of the Company's efforts will be focused on developing and acquiring new power projects, additional clean fuel projects, and its biopesticides business. The Company has had limited prior experience in the repowering of power plants and the development and sale of clean fuels, and there can be no assurance that the Company will be able to successfully develop, market, or sell its products and services in these areas. The Company's future success will depend significantly on its ability to develop, introduce, and integrate new products and services in these areas. No assurance can be given that the Company will be successful in this regard. Any failure or inability of the Company to implement these strategies would have a material adverse effect on the Company's business, financial condition, and results of operations.

Results of Operations

Fiscal 1998 Compared With Fiscal 1997
      Total revenues increased 16% to $209.0 million in fiscal 1998 from $180.2 million in fiscal 1997. Revenues from the Energy segment increased to $176.0 million in fiscal 1998 from $164.3 million in fiscal 1997. The increase was primarily due to higher contractual energy rates at the Company's Delano, Gorbell, and Whitefield facilities and, to a lesser extent, the inclusion of $6.0 million of revenues from the Czech Republic operations, acquired in January 1998. Revenues in fiscal 1998 included $1.9 million of fees received from the release by the Company of certain rights relating to power-generating equipment. Revenues in fiscal 1997 included $8.2 million of previously deferred revenues related to an August 1993 agreement with a utility (Note 11). From various dates in 1998 onward, no further rate increases will occur at the Company's four California energy facilities.
      Revenues at Thermo Trilogy increased to $33.0 million in fiscal 1998 from $15.9 million in fiscal 1997. The increase was primarily due to the inclusion of $14.6 million of revenues from the Bt business of Novartis, acquired in November 1997.
      The gross profit margin decreased to 35% in fiscal 1998 from 36% in fiscal 1997. The gross profit margin for the Energy segment decreased to 34% in fiscal 1998 from 36% in fiscal 1997. The decrease was primarily due to the effect on gross profit in fiscal 1997 of recording $8.2 million of previously deferred revenues and, to a lesser extent, losses in fiscal 1998 at the Company's K-Fuel Facility associated with its early stages of operations. As discussed in the overview, the economics of this facility arise from tax benefits and it reports losses for financial reporting purposes.
      The gross profit margin for Thermo Trilogy decreased to 42% in fiscal 1998 from 43% in fiscal 1997, primarily due to the inclusion of lower-margin revenues from the Bt business of Novartis.

      The power-sales agreements for the Company's Woodland, Mendota, and Delano plants in California are so-called standard offer #4 (SO#4) contracts, which require Pacific Gas & Electric (PG&E), in the case of Woodland and Mendota, and Southern California Edison (SCE), in the case of Delano I and Delano II, to purchase the power output of the projects at fixed rates until 2000 in the case of Woodland and Mendota, and 2001 in the case of Delano. However, with respect to Woodland and Mendota, PG&E has asserted that the fixed rates under its agreements will terminate mid-1999, although the Company disputes this assertion. Thereafter, the utility will pay a rate based upon the costs that would have otherwise been incurred by the purchasing utilities in generating their own electricity or in purchasing it from other sources (avoided cost; as determined from time to time by the California Public Utility Commission). Avoided cost is determined pursuant to a formula that is intended to estimate the price that the utility would, but for its contract with the power producer, be paying for the same amount of energy. The rate fluctuates with the price of fuels and certain other factors. At present, the avoided cost is substantially lower than the payments currently being made by PG&E and SCE to the Company under the fixed-rate portions of its contracts. In addition, although it is difficult to predict future levels of avoided cost, based on current estimates, avoided cost is expected to be substantially lower in 2000 than the rates currently being paid by PG&E and SCE under its fixed-rate contracts. The Company expects, that at current avoided cost rates, absent sufficient reductions in fuel prices and other operating costs, the Company's Mendota and Delano plants would operate at substantially reduced operating income levels or at a loss beginning in fiscal 2001. In fiscal 1998, the Mendota and Delano plants' aggregate operating income was approximately $43.0 million. Further, if the Woodland plant were to operate at projected avoided cost levels, substantial losses would result, primarily due to nonrecourse lease obligations that extend beyond 2000. Absent sufficient reductions in fuel prices and other operating costs, under such circumstances the Company would draw down power reserve funds to cover operating cash shortfalls and then, should such funds be depleted, either renegotiate its nonrecourse lease for the Woodland plant or forfeit its interest in the plant. During the first quarter of fiscal 1997, the Company began recording as an expense the funding of reserves required under Woodland's nonrecourse lease agreement to cover projected shortfalls in lease payments beginning in 2000. Consequently, the results of the Woodland plant were reduced to approximately breakeven in fiscal 1998. During fiscal 1997 and 1996, the Woodland plant contributed $1.0 million and $5.1 million of operating income, respectively. If PG&E ultimately prevails in its assertion that its obligation to pay fixed rates ends in mid-1999, and if the Company is unsuccessful in renegotiating the terms of its lease or its power purchase agreement with PG&E, the Company's investment in its Woodland operating assets could be impaired by approximately $3 to 5 million, based on projected cash flows. This impairment and the operating losses that would arise in fiscal 1999 if the Woodland facility's operating costs exceeded its revenues would adversely affect the Company's future results of operations.
      The Company began reporting the K-Fuel Facility's results of operations in April 1998. Although the facility has operated and produced commercially salable product, the Company has encountered certain difficulties in optimizing its performance to achieve optimal and sustained operation. The Company has addressed and resolved certain problems previously encountered, including a fire at the facility and certain construction problems, including issues relating to the flow of materials within the facility and the design and operation of certain pressure-release equipment. The Company continues to experience certain operational problems relating to tar and fines residue build-up within the system during production and other product-quality issues related to product dusting. The Company is actively exploring solutions to these problems. Because the technology being developed is new and untested, no assurance can be given that other difficulties will not arise or that the Company will be able to correct these problems and achieve optimal and sustained performance.
      Selling, general, and administrative expenses as a percentage of revenues increased to 11% in fiscal 1998 from 9% in fiscal 1997. The increase resulted primarily from the inclusion of higher selling, general, and administrative expenses as a percentage of revenues at Thermo Trilogy due to the acquisition of the Bt business of Novartis.
      Research and development expenses represent Thermo Trilogy's ongoing new product development and increased to $2.4 million in fiscal 1998 from $1.6 million in fiscal 1997 due to the inclusion of expenses from the Bt business of Novartis.

      Interest income decreased to $4.1 million in fiscal 1998 from $5.1 million in fiscal 1997. The decrease was primarily due to lower average invested balances due to cash expended for the acquisition of the Bt business of Novartis, the acquisition and expansion of the Czech Republic operations, the repurchase of Company common stock, construction of the K-Fuel Facility, and the purchase of power-generation facilities and related sites in California.
      Interest expense decreased to $11.0 million in fiscal 1998 from $13.9 million in fiscal 1997. The decrease was primarily due to lower outstanding debt related to the Company's Delano and Mendota plants and, to a lesser extent, the conversion by Thermo Electron of $68.5 million principal amount of the Company's 4% subordinated convertible debentures in May 1998.
      The Company and Thermo Electron have adopted a strategy of spinning out certain of their businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiary through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth. As a result of the issuance of common stock by Thermo Trilogy in fiscal 1998, the Company recorded a gain of $6.3 million. This gain represents an increase in the Company's proportionate share of the subsidiary's equity and is classified as gain on issuance of stock by subsidiary in the accompanying statement of income. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. In addition, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements: Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there would be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The exposure draft addresses the consolidation issues in two parts: consolidation procedures, which includes proposed rule changes affecting the Company's ability to recognize gains on issuances of subsidiary stock, and consolidation policy, which does not address accounting for such gains. During 1997, the FASB decided to focus its efforts on the consolidation policy part of the exposure draft and to consider resuming discussion on consolidation procedures after completion of the efforts on consolidation policy. The timing and content of any final statement are uncertain.
      Equity in earnings of joint venture represents the Company's proportionate share of earnings from a joint venture.
      The effective tax rates were 32% and 38% in fiscal 1998 and fiscal 1997, respectively. The effective tax rate in fiscal 1998 was below the statutory federal income tax rate due to the nontaxable gain on issuance of stock by subsidiary and the exclusion of income taxed directly to a minority partner, offset in part by state income taxes. The effective tax rate in fiscal 1997 exceeded the statutory federal income tax rate, primarily due to the impact of state income taxes, offset in part by the exclusion of income taxed directly to a minority partner.
      Minority interest expense represents the allocation of income from plant operations to a minority partner in an Operating Company and, in fiscal 1998, the minority shareholders' proportionate share of Thermo Trilogy's results.

Fiscal 1997 Compared With Fiscal 1996
      Revenues increased 20% to $180.2 million in fiscal 1997 from $150.1 million in fiscal 1996. Revenues from the Energy segment increased to $164.3 million in fiscal 1997 from $148.4 million in fiscal 1996. During fiscal 1997, the Company decided not to proceed in its development of a natural gas cogeneration facility in Staten Island, New York and, accordingly, recorded $8.2 million of previously deferred revenues related to an August 1993 agreement with a utility (Note 11). The increase in revenues was also due to higher contractual energy rates at all of the Company's facilities, except the Hemphill plant.

      Revenues at Thermo Trilogy increased to $15.9 million in fiscal 1997 from $1.7 million in fiscal 1996. The increase was due to the inclusion of a full year of operations of the biopesticide business of Grace, acquired in May 1996, as well as the acquisition of the biosys business in January 1997.
      The gross profit margin increased to 36% during fiscal 1997 from 32% in fiscal 1996. The gross profit margin for the Energy segment increased to 36% in fiscal 1997 from 32% in fiscal 1996. The improvement results primarily from the effect of the Staten Island agreement and, to a lesser extent, the effect of higher contractual energy rates. The increases were offset in part by lower profitability at the Company's Woodland plant as discussed in the results of operations for fiscal 1998.
      The gross profit margin for Thermo Trilogy decreased to 43% in fiscal 1997 from 59% in fiscal 1996, primarily due to the inclusion of lower-margin revenues from the biosys business.
      Selling, general, and administrative expenses as a percentage of revenues increased to 9% in fiscal 1997 from 8% in fiscal 1996. The increase resulted primarily from the inclusion of higher selling, general, and administrative expenses as a percentage of revenues at the biopesticide business of Grace for a full year, offset in part by higher revenues.
      Research and development expenses represent Thermo Trilogy's ongoing new product development and increased to $1.6 million in fiscal 1997 from $0.7 million in fiscal 1996 due to the inclusion of a full year of expenses of the biopesticide business of Grace in fiscal 1997, as well as the inclusion of expenses from the biosys business.
      Interest income was unchanged at $5.1 million in fiscal 1997 and fiscal 1996. Increases in fiscal 1997 invested balances as a result of the Company's April 1997 issuance of 4.875% subordinated convertible debentures and operating cash flows were offset by amounts expended for the repurchase of the Company's common stock, construction of the Gillette, Wyoming, coal-beneficiation facility, and the January 1997 acquisition of biosys. Interest expense decreased to $13.9 million in fiscal 1997 from $14.7 million in fiscal 1996, due to lower outstanding debt related to the Company's Delano and Mendota plants, offset in part by an increase in interest expense due to the April 1997 issuance of 4.875% subordinated convertible debentures.
      Equity in earnings (loss) of joint venture represents the Company's proportionate share of the results of a joint venture.
      The effective tax rates were 38% and 28% in fiscal 1997 and 1996, respectively. The fiscal 1997 rate exceeded the statutory federal income tax rate as a result of the impact of state income taxes, offset in part by the exclusion of income taxed directly to a minority partner. The effective tax rate in fiscal 1996 was lower than the statutory federal income tax rate due to the full utilization of tax loss and credit carryforwards as a result of the resolution of certain tax contingencies, offset in part by the impact of state income taxes.
      Minority interest expense represents the allocation of income from plant operations to a minority partner in an Operating Company.

Liquidity and Capital Resources

        Working capital was $83.6 million at October 3, 1998, compared with $90.7 million at September 27, 1997. The Company had cash, cash equivalents, and current restricted funds of $65.9 million at October 3, 1998, compared with $104.3 million at September 27, 1997. Current restricted funds held in trust pursuant to certain lease and debt agreements totaled $24.5 million and $20.8 million at October 3, 1998, and September 27, 1997, respectively. In addition, cash and cash equivalents in the accompanying balance sheet include $12.0 million and $10.8 million at October 3, 1998, and September 27, 1997, respectively, which are restricted by the terms of certain lease and financing agreements. These restrictions limit the ability of the Operating Companies to transfer funds to the Company in the form of dividends, loans, advances, or other distributions. Further, until such time, if ever, as projections of avoided-costs change, all cash flows from the Woodland Operating Company, other than cash required for tax distributions, will be restricted from distribution to the Company. During fiscal 1998, the Company's operating activities provided cash and restricted funds of $53.8 million. Cash from the Company's operations was offset in part by $12.5 million of cash used to fund an increase in accounts receivable. Cash of $6.4 million was provided by an increase in accounts payable. These increases were primarily in support of increased volumes of business due to the acquisition of the Bt business of Novartis in November 1997 and the purchase of the Czech Republic operations in January 1998.
      During fiscal 1998, the Company's investing activities used cash of $63.2 million. In November 1997, the Company, through Thermo Trilogy, acquired the Bt business of Novartis for $19.1 million in cash and the assumption of certain liabilities (Note 3). The Company expended $48.4 million for purchases of property, plant, and equipment, as follows: In fiscal 1998, the Company acquired two power-generation facilities and related sites in California for $9.5 million in cash and the assumption of certain liabilities. The Company, through its Limited Partnership Agreement with KFx Wyoming, Inc., expended $10.5 million for the construction of the K-Fuel Facility. In January 1998, the Company, through a wholly owned subsidiary's participation in a joint venture, indirectly acquired a majority interest in certain power operations in the Czech Republic for $7.3 million in cash. The Company has begun construction on a 50-megawatt expansion at the Czech Republic operations and has incurred $16.6 million in construction costs. During fiscal 1999, the Company expects to make capital expenditures of approximately $22 million, primarily for the expansion of the Czech Republic operations.
      During fiscal 1998, the Company's financing activities used cash of $29.0 million. The Company used cash of $35.0 million for the repayment of long-term obligations and payments under capital lease obligations related to three of its California plants. In fiscal 1998, Thermo Trilogy issued shares of its common stock in private placements for net proceeds of approximately $14.9 million. Through a series of transactions commencing in April 1997, the Company's Board of Directors has authorized the repurchase, through various dates, of up to $30 million of its own securities in the open market, or in negotiated transactions. Through October 3, 1998, the Company had repurchased $29.9 million in common stock under these authorizations, including $10.2 million during fiscal 1998. Any such purchases are funded from working capital.
      In September 1996, the Company, through a wholly owned subsidiary, formed a joint venture with Marcegaglia Group of Mantova, Italy, to develop, own, and operate biomass-fueled electric power facilities in that country, which may require significant equity investments if development efforts are successful. In January 1998, the Company, through a wholly owned subsidiary, entered into a joint development agreement with EMD Praha Spol s.r.o. in the Czech Republic. Participation in the joint development agreement may require significant equity investments if development efforts are successful.
      The Company has commenced an expansion project of its Czech Republic operations, acquired in January 1998. The Company estimates the total cost of this expansion will be $32 million, of which it expects approximately 50% will ultimately be funded by bank financing and the remainder from internal funds. While the Company does not currently have any firm available credit facilities, it does not expect to require funding for currently existing operations in the foreseeable future, with the exception of the financing required for the expansion project at its Czech Republic operations. In addition, the Company is in the early stages of developing projects in Italy and Southern California. Equity investments required by the Company for these development efforts, if successful, are uncertain, but may be significant. Although the Company's projects are designed to produce positive cash flow over the long term, the Company will have to obtain significant additional funds from time to time to complete acquisitions and to meet project development requirements, including the funding of equity investments. As the Company acquires, invests in, or develops future plants, the Company may seek to finance them with nonrecourse debt, internal funds, additional equity financing, or through borrowings from third parties or Thermo Electron. Although Thermo Electron has expressed its willingness to provide funds to the Company to help finance acquisitions and equity investments in future projects, the Company has no agreements with Thermo Electron or third parties that assure funds will be available on acceptable terms, or at all.

Market Risk

      The Company is exposed to market risk from changes in equity prices, foreign currency exchange rates, and interest rates, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Equity Prices
      The Company's long-term available-for-sale investment includes an equity security that is sensitive to fluctuations in price. In addition, the Company's convertible obligations are sensitive to fluctuations in the price of Company common stock into which the obligations are convertible. Changes in equity prices would result in changes in the fair value of the Company's long-term available-for-sale investment and convertible obligations due to the difference between the current market price and the market price at the date of purchase or issuance of the financial instrument. A 10% increase in the fiscal year-end 1998 market equity prices would result in a negative impact of $6.2 million on the net fair value of the Company's price-sensitive equity financial instruments.

Foreign Currency Exchange Rates
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term. The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in Czech koruna and British pounds sterling. The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is recorded as a separate component of shareholders' investment. A 10% depreciation in fiscal year-end 1998 functional currencies, relative to the U.S. dollar, would result in a $0.8 million reduction of shareholders' investment.

Interest Rates
      The Company's long-term obligations and interest rate swap agreements are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase or issuance of the financial instrument. A 10% decrease in fiscal year-end 1998 market interest rates would result in a negative impact of $0.4 million on the net fair value of the Company's interest-sensitive financial instruments.

Year 2000

      The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include: (i) testing and upgrading internal business systems and facilities; (ii) contacting key suppliers, vendors, and customers to determine their year 2000 compliance status; and (iii) developing contingency plans.

The Company's State of Readiness
      The Company is in the process of testing and evaluating its critical information technology systems for year 2000 compliance, including its significant computer systems, software applications, and related equipment. The Company is also currently in the process of upgrading or replacing its noncompliant systems. The Company expects that all of its material information technology systems will be year 2000 compliant by the end of 1999. The Company is also in the process of hiring a consultant to evaluate the potential year 2000 impact on its facilities, including its buildings and utility systems. Any problems that are identified will be prioritized and remediated based on their assigned priority. The Company will continue periodic testing of its critical internal business systems and facilities in an effort to minimize operating disruptions due to year 2000 issues.

      The Company is in the process of identifying and contacting suppliers, vendors, and customers that are believed to be significant to the Company's business operations, including its most significant electric utility customers, in order to assess their year 2000 readiness. As part of this effort, the Company is developing and will be distributing questionnaires relating to year 2000 compliance to its significant suppliers, vendors, and customers. The Company intends to follow-up and monitor the year 2000 compliant progress of significant suppliers, vendors, and customers that indicate that they are not year 2000 compliant or that do not respond to the Company's questionnaires.

Contingency Plan
      The Company intends to develop a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems. This plan may include identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, significant suppliers, vendors, and customers, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. The Company does not expect total year 2000 remediation costs to be material, but there can be no assurance that the Company will not encounter unexpected costs or delays in achieving year 2000 compliance.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. If any of the Company's material suppliers, vendors, or customers experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. The Company's research and development, production, distribution, financial, administrative, and communications operations might be disrupted. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition.

Thermo Ecotek Corporation                             1998 Financial Statements

                                        Forward-looking Statements
      In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

General

      Transition of Business Focus. Since its inception, the Company has derived a substantial majority of its revenue from the development, construction, and operation of biomass-fueled electric-generation facilities. While the Company's U.S. biomass energy business is expected to continue to generate revenues for the foreseeable future, the Company expects the aggregate revenues and profitability associated with this business to decline significantly beginning in fiscal 2000. In addition, within the next few years, the Company expects a substantial portion of its revenues to be derived from new business ventures in clean power resources, clean fuels, and biopesticides. A major portion of the Company's efforts will be focused on developing and acquiring new power projects, additional clean fuel projects, and its biopesticides business. The Company has had limited prior experience in the repowering of power plants and the development and sale of clean fuels, and there can be no assurance that the Company will be able to successfully develop, market, or sell its products and services in these areas. The Company's future success will depend significantly on its ability to develop, introduce, and integrate new products and services in these areas. No assurance can be given that the Company will be successful in this regard. Any failure or inability of the Company to implement these strategies would have a material adverse effect on the Company's business, financial condition, and results of operations.

      Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses that complement or augment the Company's business strategy or existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. Any acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies that would result in substantial expenses for the amortization of goodwill. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and may result in dilution in its earnings per share.

Risks Associated with Clean Power Resources Business

    Development Risks

      Uncertainty of Project Development. The process of locating, developing, permitting, financing, and constructing power plants is complex, lengthy, and expensive. Only a small percentage of the projects that the Company evaluates and pursues ultimately results in operating projects. As a result, the Company may not recover any expenses that it incurs in the evaluation and development of many projects.
      The Company owns and operates seven U.S. facilities that utilize biomass as fuel. The Company is not currently considering the development of further biomass-fueled projects in the U.S. due to high biomass fuel costs and the relatively high costs of constructing and operating biomass-fueled plants. The Company is considering the development of biomass-fueled projects internationally in countries where market conditions may support profitable biomass operations. The Company has also expanded its development focus to include international clean power opportunities and other environmentally sound technologies such as developing or repowering natural gas or coal-fueled power facilities. In this regard, the Company has established operations in the Czech Republic and Italy. The completion or success of these projects and new ventures is subject to a number of significant conditions, including obtaining financing, negotiating key contracts with partners and other third parties, and other material development activities such as obtaining required permits. No assurance can be given that these projects or new ventures will be completed on a timely basis, or at all. Any failure by the Company to successfully develop new projects would have a material adverse effect on the future growth of the Company.

      Uncertainty of Access to Capital. The Company has sought to finance the debt portion of each of its clean power projects in a manner that is substantially nonrecourse to the Company. To minimize its equity commitment, the Company must borrow substantial amounts from third-party lenders. The borrowings are typically secured only by the applicable project assets and the capital stock of the appropriate entity, typically a joint venture or limited partnership in which the Company has a majority interest or wholly owned subsidiary through which the Company develops its projects and operates its facilities (an Operating Company). The Company anticipates that it will require substantial financing to fund both the equity and debt components of future projects. No assurance can be given that financing for future projects will be available on a nonrecourse basis or on acceptable terms, or at all. Any failure by the Company to obtain adequate amounts of financing on acceptable terms would have a material adverse effect on the future growth of the Company.

      Dependence on Terms of Power-sales Agreement. The profitability of any of the Company's clean power facilities is heavily dependent upon the power-sales agreement that it has entered into with the electric utility or other customer. Under certain of these agreements, in the event of service termination by the Operating Company prior to the end of the applicable obligation period, the Operating Company may be required to reimburse the utilities to the extent that cumulative revenue calculated at established rates exceeds the amounts calculated at the utilities avoided cost rates. Most of the Company's existing power-sales agreements were obtained as a direct negotiation with the purchasing utility. However, in recent years, in the U.S. such agreements have increasingly been awarded as a result of competitive bidding. Consequently, obtaining a power-sales agreement in the U.S. has become progressively more competitive and expensive and, in many cases, less profitable. In the future, foreign power-sales agreements also may increasingly be subject to competitive bidding. In addition, the passage of the National Energy Policy Act of 1992 has removed certain barriers to entry into the independent power market by utilities and others, and is expected to increase competition in that market. There can be no assurance that power-sales agreements, if any, entered into by the Company in the future will be as profitable as the power-sales agreements to which the Operating Companies are currently parties.

      Risks Associated with Doing Business Outside the United States. The Company believes that significant growth opportunities in the power market exist outside of the U.S. In that regard, the Company is currently pursuing projects in Italy and the Czech Republic, and intends to identify other countries in which to develop power projects. Doing business in many foreign countries exposes the Company to many risks that are not present in the U.S., including political, military, privatization, currency exchange and repatriation risks, and higher credit risks related to the utility purchaser. In addition, it is possible that legal obligations may be more difficult for the Company to enforce in foreign countries and that the Company may be at a disadvantage in any legal proceeding with the local entity. Local laws may also limit the ability of the Company to hold a majority interest in some of the projects that it develops or acquires. The Company's costs associated with business development efforts outside the U.S. are expected to increase due to increased complexity inherent in foreign development. In addition, the amount of cash required to fund equity investments is expected to increase due to the financing requirements of lenders in foreign markets.

      Intense Competition for Projects. The Company believes that there are approximately 200 companies that are actively engaged in the worldwide nonutility power market. Many of the companies in the power market have substantially greater financial and technical resources than those of the Company. Domestic competition in this market is expected to intensify as a result of deregulation at the federal and state levels, and due to the trend toward awarding contracts based upon competitive bidding. Such competition may reduce the ability of the Company to secure future projects and may have a material adverse effect on the profitability of future projects.

      Uncertainty of Regulatory or Community Support. Development, construction, and operation of a clean power project requires numerous environmental, siting, and other permits. The process of obtaining these permits can be lengthy and expensive. In addition, local opposition to a particular project can substantially increase the cost and time associated with developing a project, and can potentially render a project unfeasible or uneconomic. The Company may incur substantial costs or delays or may be unsuccessful in developing clean power projects as a result of such opposition.

    Operating Risks

      Expected Price Reductions under California SO#4 Contracts. The power-sales agreements for the Company's Woodland, Mendota, and Delano plants in California are so-called standard offer #4 (SO#4) contracts, which require Pacific Gas & Electric (PG&E), in the case of Woodland and Mendota, and Southern California Edison (SCE), in the case of Delano and Delano II, to purchase the power output of the projects at fixed rates until 2000 in the case of Woodland and Mendota, and 2001 in the case of Delano. However, with respect to Woodland and Mendota, PG&E has asserted that the fixed rates under its agreements will terminate mid-1999, although the Company disputes this assertion. Thereafter, the utility will pay a rate based upon the costs that would have otherwise been incurred by the purchasing utilities in generating their own electricity or in purchasing it from other sources (avoided cost) (as determined from time to time by the California Public Utility Commission (CPUC)). Avoided cost is determined pursuant to a formula that is intended to estimate the price that the utility would, but for its contract with the power producer, be paying for the same amount of energy. The rate fluctuates with the price of fuels and certain other factors. At present, avoided cost is substantially lower than the payments currently being made by PG&E and SCE to the Company under the fixed rate portions of its contracts. In addition, although it is difficult to predict future levels of avoided cost, based on current estimates, avoided cost is expected to be substantially lower in 2000 than the rates currently being paid by PG&E and SCE under its fixed rate contracts. The Company expects, that at current avoided cost rates, absent sufficient reductions in fuel prices and other operating costs, the Company's Mendota and Delano plants would operate at substantially reduced operating income levels or at a loss beginning in fiscal 2001. In fiscal 1998, the Mendota and Delano plants' aggregate operating income was approximately $43.0 million. Further, if the Woodland plant were to operate at projected avoided cost levels, substantial losses would result primarily due to nonrecourse lease obligations that extend beyond 2000. Absent sufficient reductions in fuel prices and other operating costs, under such circumstances the Company would draw down power reserve funds to cover operating cash shortfalls and then, should such funds be depleted, either renegotiate its nonrecourse lease for the Woodland plant or forfeit its interest in the plant. During the first quarter of fiscal 1997, the Company began recording as an expense the funding of reserves required under Woodland's nonrecourse lease agreement to cover projected shortfalls in lease payments beginning in 2000. Consequently, the results of the Woodland plant were reduced to approximately breakeven in fiscal 1998. During fiscal 1997 and 1996, the Woodland plant contributed $1.0 million and $5.1 million of operating income, respectively. If PG&E ultimately prevails in its assertion that its obligation to pay fixed rates ends in mid-1999, and if the Company is unsuccessful in renegotiating the terms of its lease or its power purchase agreement with PG&E, the Company's investment in its Woodland operating assets could be impaired by approximately $3 to 5 million, based on projected cash flows. This impairment and the operating losses that would arise in fiscal 1999 if the Woodland facility's operating costs exceeded its revenues would adversely affect the Company's future results of operations.

      Potential Decreased Power Sales due to Power Curtailments. The power-sales agreements between the Woodland and Mendota Operating Companies and PG&E allowed PG&E to curtail the quantity of power purchased under each of these agreements by up to 1,000 hours of generating capacity annually at each plant. PG&E normally exercised its curtailment rights during periods when cheaper hydroelectric power was available, which generally occurred following periods of heavy rain or snow. Curtailment reduces the power payment received by the Operating Companies and, therefore, has an adverse effect on the financial results of those Operating Companies. In November 1997, the Company renegotiated PG&E's curtailment rights, limiting PG&E to 500 hours per year effective January 1, 1998. During fiscal 1998, the Company experienced approximately 780 hours of utility imposed curtailments at each of these plants.

      Potential Increased Fuel Prices and Reduced Availability of Fuel. The profitability of the Company's plants is dependent in part upon the difference between the price the Company receives from its utility customers for power and the price the Company pays for the fuel. The Company has typically entered into long-term fuel supply agreements for a significant portion of its fuel requirements. These agreements generally provide for prices based upon predetermined formulas or indexes. If fuel prices rise significantly, the Company will be required to pay higher prices on the spot market for the portion of its fuel not covered by agreements. The Company's existing power sales agreements do not adjust to account for changes in the Company's fuel prices. Therefore, the profitability of these agreements, and any future power-sales agreements that do not provide for such an adjustment, could be materially adversely affected by increases in the Company's fuel prices. In addition, future fuel shortages could adversely affect the Company's ability to deliver power, and therefore receive payments, pursuant to its power-sales agreements.

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

      Dependence on Utility Customers. Each of the current U.S. projects relies upon one power sales agreement with a single electric utility customer for the majority, if not all, of its revenues over the life of the power sales agreement. During fiscal 1998, Public Service of New Hampshire (PSNH), SCE, and PG&E accounted for 16%, 30%, and 30%, respectively, of the Company's revenues. The failure of any one utility customer to fulfill its contractual obligations could have a substantial negative impact on the Company. No assurance can be given that a particular utility will not be unwilling or unable, at some time, to make required payments under its power sales agreements. Further, in a deregulated market, the Company may do business with customers of various sizes and levels of credit-worthiness.

      Potential Earthquake Damage. The Company's California plants are located in areas where there is a risk of potentially significant earthquake activity. Projects that the Company develops in the future may also be located in areas where there is earthquake risk. The Company's earthquake insurance is not sufficient to cover all potential losses and there can be no assurance that such insurance will continue to be available on reasonable terms.

    Regulatory Risks

      Potential Rate Reduction by PSNH. In 1990, a plan of reorganization (the
Plan) for PSNH was approved by the U.S. Bankruptcy Court for the District of New Hampshire. Pursuant to the Plan, Northeast Utilities (NU) acquired the assets of PSNH. An agreement between NU and the State of New Hampshire contains language to the effect that PSNH will seek to renegotiate some of the terms of certain rate orders with small power producers, including the Whitefield and Hemphill Operating Companies, and that the state will support PSNH in such efforts. PSNH reached an agreement in principle with these two Operating Companies to settle the renegotiation of their rate orders. The settlement agreement is subject to the approval of the New Hampshire Public Utility Commission (NHPUC) on terms acceptable to both PSNH and the Operating Companies. The principal terms of the agreement generally call for the two Operating Companies to reduce the amount of power sold annually to PSNH to 70% of the plants' capacities, and to reduce the price per kilowatt paid by PSNH to $0.06 per kilowatt hour, escalating three percent per year for the remainder of the term of the original, applicable rate order. In consideration of these reductions, the Operating Companies would receive certain cash settlement payments, paid over several years. The settlement agreement has technically expired; however, no party to the settlement agreement has notified the other that it would not proceed in accordance with the terms thereof if approved by NHPUC nor was any party required to do so. The settlement, if approved and executed, is not expected to have a material impact on the Company's results of operations or financial condition. Should the matter not reach resolution, the Company does not believe that PSNH has the right to take unilateral action to reduce the price of purchased power under such arrangements. Rejection of the Company's rate orders would result in a claim for damages by the Company and could be the subject of lengthy litigation. In January 1997, NU disclosed in a filing with the Securities and Exchange Commission that if a proposed deregulation plan for the New Hampshire electric utility industry were adopted, PSNH could default on certain financial obligations and seek bankruptcy protection. In February 1997, NHPUC voted to adopt a deregulation plan, and in March 1997, PSNH filed suit to block the plan. In March 1997, the federal district court issued a temporary restraining order which prohibits the NHPUC from implementing the deregulation plan as it affects PSNH, pending a determination by the court as to whether PSNH's claim could then be heard by the court. In April 1997, the court ruled that it could hear the case and ordered that the restraining order continue indefinitely pending the outcome of the suit. In addition, in March 1997, the Company, along with a group of other biomass power producers, filed a motion with the NHPUC seeking clarification of the NHPUC's proposed deregulation plan regarding several issues, including purchase requirements and payment of current rate order prices with respect to the Company's energy output. In May 1998, NHPUC issued a written ruling rejecting the settlement agreements and modifications that would impact PSNH's ability to finance and secure the settlement contract to the Operating Companies. An unfavorable resolution of this matter, including the bankruptcy of PSNH, could have a material adverse effect on the Company's results of operations and financial position.

      Potential Effects of Loss of QF Status or Changes to PURPA. The Company's existing facilities are subject to the provisions of various laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA). PURPA provides to Qualifying Facilities (QFs) certain exemptions from substantial federal and state legislation, including regulation as public utilities. PURPA also requires electric utilities to purchase electricity generated by QFs at prices not exceeding their avoided cost. Any future changes to PURPA could have a material adverse effect on the Company.

      Public Utility Holding Company Act. The Public Utility Holding Company Act of 1935 (PUHCA) regulates public utility holding companies and their subsidiaries. The Company is not and will not be subject to regulation as a holding company under PUHCA as long as the domestic power plants it owns and/or operates are QFs under PURPA or otherwise are exempt from regulation as public utility holding companies under PUHCA. If a power plant were to lose such status, the Operating Company owning or leasing that plant could become a public utility company, which could result in the Company becoming a public utility holding company. In addition, loss of QF status, regardless of the Company's ability to avoid public utility holding company status, could be a default under many of the Company's facility lease and power sales agreements. In the event of any such default, the other parties to such agreements could seek various remedies against the Company or could seek to renegotiate such agreements on terms more favorable to such parties. In addition, to ensure that the Company will not be subject to regulation as a holding company under PUHCA, the foreign power plants it owns and/or operates also must be exempt from regulation as public utility companies under PUHCA.

      Potential Increased Competition Due to Regulatory Changes. The Company believes that certain regulatory changes are likely to have a significant impact on the domestic power market over the next five years. The National Energy Policy Act of 1992 exempts a new class of facilities, electric wholesale generators (EWG), from certain federal utility regulation and liberalizes access for nonutility generators to the utility power transmission grid. In addition, many states are considering the elimination of many of the regulations that currently limit the ability of power generators to negotiate power sales agreements directly with industrial and commercial customers. The Company believes that the effect of these regulatory changes will be to increase competition for the sale of power.

      The Evolving California Electric Utility Market. The electric utility market in California has undergone a complex restructuring which is not yet complete. The CPUC and the California legislature have required the creation of an Independent System Operator (ISO), which operates transmission facilities owned by investor-owned utilities in the state, and a Power Exchange (PX), which conducts hourly and daily auctions of electric energy that are designed to set prices at market levels. The ISO and PX were created in May 1997 and commenced operations on March 31, 1998. The activities of the ISO and PX are subject to comprehensive Federal Energy Regulatory Commission (FERC) regulation. FERC has approved tariffs and rates for the ISO and PX, but these approvals are not final; they are subject to further FERC and judicial review. In addition, the restructuring of the California electric utility market may have an effect on avoided cost. Investor-owned utilities in California are required to buy power through the PX. The avoided cost for such utilities thus potentially will be determined based on market prices set through the PX. These market prices may be lower than energy rates set in current QF contracts which may adversely affect Operating Companies after the end of the fixed price period in their contracts with utilities.

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

Risks Associated with Clean Fuels Business

      Uncertainty Regarding K-Fuel Facility. The Company has entered into a limited partnership agreement with KFx Wyoming, Inc., a subsidiary of KFx, Inc. (the K-Fuel Partnership), to develop, construct, and operate a subbituminous coal-beneficiation plant near Gillette, Wyoming (the K-Fuel Facility). The plant utilizes certain patented clean coal technology owned by KFx, Inc. and licensed to the K-Fuel Partnership on a non-exclusive basis (the K-Fuel technology) which transforms low energy, high moisture coal into low-moisture, high-energy fuel with reduced sulfur. The Company believes that the K-Fuel Facility qualifies for a federal tax credit available with respect to qualifying alternative fuels from a facility placed in service before June 30, 1998, pursuant to a binding written contract in effect before December 31, 1996. The credit is thereafter available with respect to qualified fuel sold through December 31, 2007. Although the facility has operated and produced commercially salable product, the Company has encountered certain difficulties in optimizing its performance to achieve optimal and sustained operation. The Company has addressed and resolved certain problems previously encountered, including a fire at the facility and certain construction problems, including issues relating to the flow of materials within the facility and the design and operation of certain pressure-release equipment. The Company continues to experience certain operational problems relating to tar and fines residue build-up within the system during production and other product quality issues related to product dusting. The Company is actively exploring solutions to these problems. Because the technology being developed at the facility is new and untested, no assurance can be given that other difficulties will not arise or that the Company will be able to correct these problems and achieve optimal and sustained performance. In addition, there can be no assurance that the Company will be able to realize a benefit from the tax credit. The economic returns of the K-Fuel Facility primarily result from tax credits on the facility's production of K-Fuel. The K-Fuel Facility reports operating losses for financial reporting purposes primarily as a result of recording depreciation over the expected life of this tax credit. Further, the Company currently has an agreement for the sale of only 33% of the plant's anticipated output for the first three years of operation and, at the purchaser's option, the plant's entire output from the fourth through the tenth year of operation. No assurance can be given that the purchaser of the fuel will exercise its option in years four through ten or that the Company will be able to enter into additional contracts for the sale of fuel on acceptable terms, or at all. Demand for the fuel produced by the plant is expected to result in large part from the requirement that coal-burning utilities comply with the future scheduled sulfur dioxide emissions restrictions contained in the Clean Air Act. If the fuel produced by the plant does not allow the achievement of desired emissions reductions, or if regulations relating to emissions become less restrictive in the future, demand for the plant's fuel output would be materially adversely affected.

      Federal Regulation of Air Emissions. A significant factor driving the creation of the U.S. market for K-Fuel and other beneficiated coal products is the Clean Air Act. The Clean Air Act specifies certain air emission requirements for electrical utility companies and industrial coal users. The Company believes that compliance with such regulations by these coal users can be fully or partially met through the use of clean-burning fuel technologies like the one being employed at the Company's K-Fuel Facility. The Company is unable to predict future regulatory changes and their impact on the demand for K-Fuel. A full or partial repeal or revision of the Clean Air Act would have a material adverse effect on the Company's clean fuel business.

      Operating Hazards and Uninsured Risks. The Company's K-Fuel Facility is subject to the risks inherent in the operation of high pressure, high temperature equipment producing combustible fuels. These risks include the possibility of fire, explosions, pollution, and other environmental risks. These risks could result in substantial losses to the Company's K-Fuel Facility and revenues due to injury and loss of life; severe damage to, and destruction of, property and equipment; pollution; and other environmental damage and suspension of operations. The K-Fuel Facility maintains insurance of various types to cover its operations. No assurance can be given that the Company will be able to maintain adequate insurance in the future at rates the Company considers reasonable. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect the Company's financial condition and results of operations.

      Electric Utility Regulatory Changes. The U.S. electric utility market is currently in the early stage of deregulation. The National Energy Policy Act of 1992 exempts a new class of facilities, EWG's, from certain federal utility regulation and liberalizes access for nonutility generators to the utility power transmission grid. In addition, the Federal government and many states are considering the elimination of many regulations that currently limit the ability of power generators to negotiate power sales agreements directly with industrial and commercial customers. The Company believes that these regulatory changes will result in utilities and other power generators placing a high emphasis on reducing costs in their operations. This may result in increased competition from other producers of beneficiated coal products or other fuel sources to the extent that such competing fuels result in cost savings for utilities and other power producers which will have a material adverse effect on the price the Company can charge for K-Fuel and thus have a material adverse effect on the Company's results of operations.

      No Established Market for Beneficiated Fuel Products. Although the Company believes that a substantial market will develop for clean coal fuel products, an established market does not currently exist. As a result the availability of accurate and reliable pricing information and transportation alternatives are not fully known. The future success of the Company's K-Fuel business will be determined by its ability to establish such a market among potential customers such as electrical utility companies and industrial coal users. Many potential users of the Company's products will be able to choose among alternative fuel supplies.

      Competition. The Company will face competition from other companies in the clean coal and alternative fuel technology industries. Some of these companies have financial and managerial resources greater than those of the Company, and therefore may be able to offer products more competitively priced and more widely available than those of the Company. Also, such competitors' products may make the Company's products obsolete or non-competitive.

Furthermore, the Company's license to the K-Fuel technology at the K-Fuel Facility is nonexclusive and KFx may seek additional partners to develop other facilities using the K-Fuel technology. In addition, demand for the Company's K-Fuel could be adversely affected by potential customers' ability to purchase emissions offsets as allowed under the November 1990 amendments to the Clean Air Act (the 1990 Amendments).

      Natural Gas Business Operating Risks. The Company's proposed natural gas business is subject to all of the operating risks normally associated with the processing, transporting, and storage of natural gas, including blowouts, pollution, and fires, each of which could result in damage to or destruction of processing and storage facilities or properties, or in personal injury. The Company intends to obtain insurance coverage limiting financial loss resulting from certain of these operating hazards. Losses and liabilities arising from uninsured or underinsured events could reduce revenues and increase costs to the Company and could materially adversely affect the Company's financial condition and results of operations.

      Volatility of Natural Gas Prices. Historically, the market for natural gas has been volatile and is likely to continue to be volatile in the future. Prices for natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and other factors over which the Company has no control. These factors include the extent of domestic production and importation of foreign natural gas and/or oil, political instability in oil and gas producing countries and regions, the ability of members of the Organization of Petroleum Exporting Countries to agree upon price and production levels for oil, the effect of federal regulation on the sale of natural gas and/or oil in interstate commerce, and other governmental regulation of the production and transportation of natural gas and/or oil. Certain other factors outside the Company's control, such as operational and transportation difficulties of pipeline or oil purchasing companies, may also limit sales. In addition, the price level of natural gas obtainable by the Company depends upon the needs of the purchasers to which the producer has access. Depending on the purchasers' needs and the price obtainable for natural gas which the Company is able to sell, the revenues of the Company from its proposed natural gas business could be materially adversely affected.

Risks Associated with the Biopesticides Business

      Need for Regulatory Approval for Future Products. The Company's Thermo Trilogy subsidiary's biopesticide products cannot be sold unless the U.S. Environmental Protection Agency (the EPA) grants Thermo Trilogy a registration for each pesticide product it intends to manufacture or sell. Thermo Trilogy must submit extensive toxicological studies and results of field testing as well as other studies to the EPA to apply for a product registration. Pesticide registrations under state laws and regulations must also be obtained. In addition, pesticide registrations must be obtained from foreign governments before Thermo Trilogy's products can be sold in a particular country, and these countries may also require costly and extensive studies to support the registration applications some of which may be more stringent then current U.S. regulations. Registration of Thermo Trilogy's new products likely will be lengthy and expensive. There is no assurance that the EPA, states, or foreign governments will timely grant pesticide registrations to Thermo Trilogy, or at all. Pesticide registrations may also be revoked if new regulations are adopted or if Thermo Trilogy violates regulations regarding the manufacturing, sale, or labeling of Thermo Trilogy's products. Such regulation applies to all stages of field testing and to the manufacture, sale, and use of most of Thermo Trilogy's products. There can be no assurance that Thermo Trilogy will continue to be able to comply with EPA regulations or any changes thereto. The regulatory process or private litigation contesting products of Thermo Trilogy may be costly and time-consuming and may delay research, development, production, and/or marketing of such products and require costly and time-consuming procedures, all of which may furnish an advantage to competitors. There can be no assurance that requisite regulatory approvals and/or registrations of any or all of Thermo Trilogy's products will be granted on a timely basis, if at all. In addition, new or more stringent regulations may be adopted or imposed, which could have a material adverse effect on Thermo Trilogy's business, financial condition, and results of operations.

      Uncertainty of Market Acceptance and Penetration. Thermo Trilogy's sales growth is dependent on the penetration of its products into new markets. The primary competition to Thermo Trilogy's products are chemical pesticides, and Thermo Trilogy must educate customers on the cost effectiveness and efficacy and minimal environmental effects of Thermo Trilogy's products compared to chemical pesticides in order to gain acceptance for application on new crop types in different parts of the world. In addition, the rate of acceptance of Thermo Trilogy's products in the U.S. will be substantially affected by ongoing EPA review and registration of the use of currently available chemical insecticides and biopesticides and the extent to which the EPA restricts or bans chemical pesticides for which Thermo Trilogy has biopesticide alternatives. No assurance can be given that Thermo Trilogy's products will gain increased acceptance in new market segments.

      Highly Competitive Markets and Technological Change. Most of the markets in which Thermo Trilogy operates are highly competitive and are subject to rapid technological change. Several of Thermo Trilogy's products are in testing or early marketing stages. Many of Thermo Trilogy's competitors are large chemical and pharmaceutical companies with greater financial, marketing, and technological resources than Thermo Trilogy. There is no assurance that competitors will not develop new products that will render Thermo Trilogy's products noncompetitive. The development of transgenic plants and seeds, which are genetically engineered seeds or plants designed to improve resistance to insects or disease or to improve product quality, may pose a competitive threat to Thermo Trilogy's products in the future.

      Reliance on Third-party Manufacturers and Producers. Thermo Trilogy relies on overseas producers of the raw materials for its neem-based products and on third parties to manufacture some of its products. In particular, Thermo Trilogy's sole supplier of neem products is P.J. Margo Pvt. Ltd., a joint venture in India in which Thermo Trilogy holds a 50% interest, pursuant to an exclusive supply contract that expires in 2001. There is no assurance that Thermo Trilogy will have an uninterrupted supply of raw materials or that third-party manufacturers will produce the products at competitive prices.

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

      Seasonality of Product Sales. Thermo Trilogy currently markets its products predominantly for use in the northern hemisphere, where the growing season generally runs from March to October; therefore, the seasonal nature of agriculture will cause Thermo Trilogy's product sales to be concentrated during such period and will result in substantial variations in quarter-to-quarter financial results.

      Perishability of Products. Certain of Thermo Trilogy's microbial products are living organisms and thus have a limited shelf-life, may biodegrade quickly when exposed to light and heat and are perishable. In addition, such products may be perishable when exposed to hostile environments including severe or changing weather patterns particularly during shipping and storage. Failure of these products as a result of perishability could have a material adverse effect on the business of the Company.

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

      Product and Warranty Liability. Thermo Trilogy faces an inherent business risk of exposure to product liability and warranty claims in the event that the use of its current products or prospective products lack efficacy or result in adverse effects. Further, product liability claims could result in Company exposure for crop damage or personal injury. Run-off excess concentrations of pesticide products could also expose Thermo Trilogy to claims and liabilities for water pollution, including governmental fines and penalties. There can be no assurance that the scope of Thermo Trilogy's insurance coverage is sufficient, that it can obtain additional coverage, or that Thermo Trilogy will have sufficient resources to satisfy any product liability and warranty claims.

Other Risks

      Significant Quarterly Fluctuations in Operating Results. The Company's operating results fluctuate significantly from quarter to quarter based on a number of factors, primarily seasonal energy demand in California, which results in higher payments under the Company's California power-sales agreements in the months of May through October, and lower payments during the remainder of the year, and seasonal demand for its biopesticide products. The Company historically has operated at marginal profitability during its second fiscal quarter due to the rate structure under these agreements. In addition, the Company's operating results can be affected by utility imposed curtailments or by any operating problems that cause a plant to operate at less than normal capacity, and with respect to its biopesticides business, by agricultural conditions such as pest infestation, amount of rain, and other adverse weather conditions, the occurrence of natural resistance factors, and the increase or decrease in agricultural plantings and produce prices.

      Limitation on Access to Operating Company Assets and Cash Flow. The Company's clean power resources operations are conducted through the Operating Companies, and the Company's cash flow is contingent on the ability of the Operating Companies to make dividends or other distributions to the Company. The terms of certain leases and financial agreements to which the Operating Companies are parties require that certain funds be held in trust and restricted from distribution to the Company. As of October 3, 1998, the Company and its subsidiaries had funds totaling $92.1 million of which approximately $62.7 million was restricted from distribution by the terms of certain Operating Companies' lease and financing agreements. In addition, until such time, if ever, as projections of avoided cost change, all cash flows from the Woodland operations, other than cash required for tax distributions, will be restricted from distribution to the Company. The inability of the Company to receive distributions from the Operating Companies could have a material adverse effect on the future growth of the Company. Furthermore, Thermo Trilogy is a majority-owned subsidiary of the Company, therefore all Thermo Trilogy cash dividends, if any, must be distributed on a pro rata basis to all shareholders of Thermo Trilogy, including the minority shareholders.

      Dependence on Proprietary Technology. Proprietary rights relating to the Company's products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. The Company has a number of U.S. patents and also owns corresponding foreign patents in a number of jurisdictions throughout the world. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company, some of whom have substantially greater resources than those of the Company, will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims, which could have a material adverse effect on the Company's business, financial condition, and results of operation. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute, or market its products and services in the U.S. and abroad. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. In the event that a claim relating to proprietary technology or information is asserted against the Company, the Company may need to acquire licenses to, or contest the validity of, any such competitor's proprietary technology. It is likely that significant funds would be required to contest the validity of any such competitor's proprietary technology. There can be no assurance that any license required under any such competitor's proprietary technology would be made available on acceptable terms or that the Company would prevail in any such contest. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S. There can be no assurance that these protections will be adequate.
      The Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

      Potential Impact of Year 2000 on Processing Date-sensitive Information. While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. If any of the Company's material suppliers, vendors, or customers experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. The Company's research and development, production, distribution, financial, administrative, and communications operations might be disrupted. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition.

      Risks Associated With International Operations. International sales accounted for 7% of the Company's total revenues in fiscal 1998. Over the next several years, the Company intends to continue to significantly expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse impact on the Company's business and results of operations.

Thermo Ecotek Corporation                              1998 Financial Statements

                                      Selected Financial Information

                                                                                          Nine
                                                                                         Months     Year
                                                           Year Ended                    Ended      Ended
                                            ------------------------------------------ --------   ---------
(In thousands except per share amounts)       Oct. 3,  Sept. 27, Sept. 28,  Sept. 30,  Sept. 30,   Dec. 31,
                                             1998 (a)   1997 (b)  1996 (c)       1995   1995 (d)       1994
------------------------------------------- ---------- --------- ---------- ---------- ---------- ----------
                                                                          (Unaudited)
Statement of Income Data
Revenues                                    $ 208,971  $180,191  $ 150,076  $ 139,319  $ 107,139  $ 134,261
Net Income                                     31,209    22,545     17,780     12,540     10,264      9,651
Earnings per Share:
  Basic                                          1.07       .92        .76        .58        .46        .49
  Diluted                                         .86       .64        .54        .43        .34        .37
Weighted Average Shares:
  Basic                                        29,299    24,613     23,528     21,796     22,477     19,824
  Diluted                                      39,152    38,740     36,292     33,014     33,815     30,934


Balance Sheet Data
Working Capital                             $  83,589  $ 90,714  $  76,217             $  58,361  $  28,418
Total Assets                                  505,111   485,305    449,145               390,476    285,970
Long-term Obligations                          93,446   204,690    209,281               202,360    163,800
Shareholders' Investment                      249,632   147,276    129,687                92,985     55,146


(a) Reflects the November 1997 acquisition of the Bt business of Novartis, a nontaxable gain of $6.3 million from the issuance of stock by a subsidiary, and the conversion by Thermo Electron of $68.5 million principal amount of 4% subordinated convertible debentures.
(b) Reflects the January 1997 acquisition of the business of biosys, inc. and the April 1997 issuance of $50.0 million principal amount of 4.875% subordinated convertible debentures.
(c) Reflects the March 1996 issuance of $37.0 million principal amount of noninterest-bearing subordinated convertible debentures and the May 1996 acquisition of the biopesticides division of W.R. Grace & Co.
(d) In June 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995, is presented.

Thermo Ecotek Corporation                          1998 Financial Statements
Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TCK. The following table sets forth the high and low sale prices of the Company's common stock for fiscal 1998 and 1997, as reported in the consolidated transaction reporting system.

                                                                         1998                  1997
                                                                --------------------  ----------------------
Quarter                                                              High        Low       High         Low
--------------------------------------------------------------- ---------- ---------- ---------- -----------

First                                                              $18 1/2    $13        $16 1/4   $14 1/2

Second                                                              19 3/4     16 3/4     15 3/4    14 1/8

Third                                                               19 3/4     15 5/8     16        11 3/8

Fourth                                                              16 7/8     14 1/8     15 1/2    13 1/4


      As of October 30, 1998, the Company had 666 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on October 30, 1998, was $12 7/16 per share.

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

      American Stock Transfer & Trust Company
      Shareholder Services Department
      40 Wall Street, 46th Floor
      New York, New York 10005
      (718) 921-8200

Shareholder Services
      Shareholders of Thermo Ecotek Corporation who desire information about the Company are invited to contact the Investor Relations Department, Thermo Ecotek Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046,
(781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Quarterly distributions of printed reports are limited to the second quarter report only. All quarterly reports and press releases are available through the Internet from Thermo Electron's home page (http://www.thermo.com/subsid/tck1.html).

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the year ended October 3, 1998, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Investor Relations Department, Thermo Ecotek Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Wednesday, March 10, 1999, at Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts.