Form 10-K/A, Exhibit 13
period 1998-10-03
THERMO ECOTEK CORP
filed 1999-01-13
CIK 864960

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

      The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year ends. The fair value of convertible obligations at fiscal year-end 1998 and 1997 exceeds the carrying amount primarily due to the market price of the Company's common stock exceeding the conversion price of the convertible obligations.
     Interest rate swap agreements are in place on the borrowings associated with the Delano I and Delano II facilities and are with a different counter-party than the holders of the underlying debt. These swaps have terms expiring in December 2000 commensurate with the final maturity of the debt. The swaps have effectively converted floating rate debt to fixed rate borrowings. Management believes any credit risk associated with the swaps is remote. The notional amount of the swap agreements was $53.6 million and $77.7 million at fiscal year-end 1998 and 1997, respectively. The fair value of such agreements is the estimated amount that the Company would pay upon termination of the contract, taking into account the change in market interest rates and creditworthiness of the counterparties. During fiscal 1998 and 1997, the average variable rate received under the swap agreement was 3.6% and 3.5%, respectively.
     The fair value of forward exchange contracts in fiscal 1997 was the estimated amount that the Company would be required to pay if it were to terminate the contract, taking into account the change in foreign exchange rates.

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