Form 10-K, Exhibit 13
period 1999-10-02
THERMO ECOTEK CORP
filed 1999-12-15
CIK 864960

Exhibit 13

















                                        Thermo Ecotek Corporation

                                    Consolidated Financial Statements

                                             Fiscal Year 1999


Thermo Ecotek Corporation                                                       1999 Financial Statements

                                   Consolidated Statement of Operations
                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands except per share amounts)                         October 2,      October 3,   September 27,
                                                                      1999            1998          1997
----------------------------------------------------------- --------------- --------------- --------------

Revenues (Notes 12 and 14)                                        $205,493        $208,971        $180,191
                                                                  --------        --------        --------

Costs and Operating Expenses:
 Cost of revenues (includes $4,302, $4,668,                        153,203         135,506         114,610
   and $4,545 to related parties; Notes 8 and
   9)
 Selling, general, and administrative                               25,696          21,950          16,845
   expenses (includes $1,649, $1,767, and
   $1,802 to related parties; Notes 8 and
   9)
 Research and development expenses                                   2,671           2,398           1,638
 Restructuring and nonrecurring costs, net (Note 10)               112,801               -               -
                                                                  --------        --------        --------

                                                                   294,371         159,854         133,093
                                                                  --------        --------        -------

Operating Income (Loss)                                            (88,878)         49,117          47,098

Interest Income                                                      2,733           4,096           5,089
Interest Expense (includes $379, $1,644,                            (7,252)        (11,040)        (13,926)
 and $2,740 to parent company)
Gain on Issuance of Stock by Subsidiary (Note 5)                         -           6,269               -
Other Expense (Note 10)                                             (2,125)              -               -
Equity in Earnings of Joint Venture                                    279             150              33
                                                                  --------        --------        --------

Income (Loss) Before Income Taxes and Minority                     (95,243)         48,592          38,294
 Interest
Income Tax (Provision) Benefit (Note 7)                             34,816         (15,702)        (14,415)
Minority Interest (Expense) Income (Note 10)                         1,007          (1,681)         (1,334)
                                                                  --------        --------        --------

Net Income (Loss)                                                 $(59,420)       $ 31,209        $ 22,545
                                                                  ========        ========        ========

Earnings (Loss) per Share (Note 17)
 Basic                                                            $  (1.65)       $   1.07        $    .92
                                                                  ========        ========        ========

 Diluted                                                          $  (1.65)       $    .86        $    .64
                                                                  ========        ========        ========

Weighted Average Shares (Note 17)
 Basic                                                              35,944          29,299          24,613
                                                                  ========        ========        ========

 Diluted                                                            35,944          39,152          38,740
                                                                  ========        ========        ========







The accompanying notes are an integral part of these consolidated financial statements.



Thermo Ecotek Corporation                                                       1999 Financial Statements

                                        Consolidated Balance Sheet
(In thousands)                                                                   October 2,    October 3,
                                                                                       1999          1998
------------------------------------------------------------------------------ ------------- -------------

Assets
Current Assets:
 Cash and cash equivalents (includes $21,207 under repurchase                      $ 21,919      $  41,371
   agreement with parent company in fiscal 1998)
 Advance to affiliate                                                                17,766              -
 Restricted funds                                                                    28,024         24,536
 Accounts receivable and unbilled revenues, less allowances                          66,954         45,792
   of $117 and $50
 Inventories (Note 10)                                                               20,023         23,640
 Prepaid income taxes (Note 7)                                                       41,288         11,724
 Other current assets                                                                 3,194          2,335
                                                                                   --------      ---------

                                                                                    199,168        149,398
                                                                                   --------      ---------

Property, Plant, and Equipment, Net (Note 10)                                       203,606        301,930
                                                                                   --------      ---------

Long-term Available-for-sale Investment, at Quoted Market Value                       6,111          8,502
 (amortized cost of $6,379 and $8,504; Notes 2 and 10)
                                                                                   --------      ---------

Restricted Funds                                                                     30,315         26,177
                                                                                   --------      ---------

Other Assets                                                                         17,463         19,104
                                                                                   --------      ---------

                                                                                   $456,663      $ 505,111
                                                                                   ========      =========


Thermo Ecotek Corporation                                                       1999 Financial Statements

                                  Consolidated Balance Sheet (continued)
(In thousands except share amounts)                                              October 2,    October 3,
                                                                                       1999          1998
------------------------------------------------------------------------------ ------------- -------------

Liabilities and Shareholders' Investment
Current Liabilities:
 Short-term obligations and current portion of long-term                           $ 37,752      $  28,032
   obligations (includes advance from affiliate of $4,972 in
   fiscal 1999; Note 13)
 Accounts payable                                                                    32,159         10,775
 Accrued restructuring costs (Note 10)                                                7,757              -
 Accrued income taxes (Note 7)                                                          617          7,824
 Other accrued expenses                                                              16,815         19,178
 Due to parent company                                                                  728              -
                                                                                   --------      ---------

                                                                                     95,828         65,809
                                                                                   --------      ---------

Long-term Obligations (Note 13):
 Nonrecourse tax-exempt obligations                                                  14,500         33,700
 Subordinated convertible debentures (includes $2,826 due to                         46,770         47,400
   parent company in fiscal 1999)
 Capital lease obligations                                                                -         12,346
                                                                                   --------      ---------

                                                                                     61,270         93,446
                                                                                   --------      ---------

Deferred Income Taxes (Note 7)                                                       55,951         56,571
                                                                                   --------      ---------

Other Deferred Items                                                                 40,419         25,216
                                                                                   --------      ---------

Minority Interest                                                                    12,631         14,437
                                                                                   --------      ---------

Commitments and Contingencies (Notes 8, 9, and 11)

Shareholders' Investment (Notes 4, 6, and 13):
 Common stock, $.10 par value, 50,000,000 shares authorized;                          3,787          3,782
   37,869,248 and 37,822,789 shares issued
 Capital in excess of par value                                                     175,895        175,673
 Retained earnings                                                                   39,382         98,802
 Treasury stock at cost, 1,901,346 and 1,944,179 shares                             (28,084)       (28,735)
 Deferred compensation (Note 6)                                                         (46)             -
 Accumulated other comprehensive items (Note 16)                                       (370)           110
                                                                                   --------      ---------

                                                                                    190,564        249,632
                                                                                   --------      ---------

                                                                                   $456,663      $ 505,111
                                                                                   ========      =========






The accompanying notes are an integral part of these consolidated financial statements.



Thermo Ecotek Corporation                                                       1999 Financial Statements

                                   Consolidated Statement of Cash Flows
                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,   September 27,
                                                                      1999            1998          1997
----------------------------------------------------------- --------------- --------------- --------------

Operating Activities
 Net income (loss)                                                $(59,420)       $ 31,209       $ 22,545
 Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
     Noncash restructuring charges (Note 10)                       118,351               -              -
     Gain on termination of power-sales agreement                  (13,462)              -              -
       (Note 10)
     Depreciation and amortization                                  26,859          23,903         21,618
     Deferred income tax expense (benefit) (Note 7)                (30,183)          6,919         10,715
     Minority interest (income) expense (Note 10)                   (1,007)          1,681          1,334
     Other noncash items (Note 10)                                   3,521               -              -
     Provision for losses on accounts receivable                        87              50              -
     Gain on issuance of stock by subsidiary (Note 5)                    -          (6,269)             -
     Deferred revenue (Note 12)                                          -               -         (8,200)
     Changes in current accounts, excluding the
       effect of acquisitions:
        Restricted funds                                            (3,488)         (3,763)        (1,837)
        Accounts receivable and unbilled revenues                  (17,905)        (12,543)        (3,740)
        Inventories                                                   (175)           (799)        (1,371)
        Other current assets                                         1,311          (7,854)         1,229
        Accounts payable                                            19,857           6,355          2,457
        Due from parent company                                     (1,718)         12,631          3,170
        Other current liabilities                                    2,681          (1,445)          (401)
                                                                  --------        --------       --------

          Net cash provided by operating activities                 45,309          50,075         47,519
                                                                  --------        --------       --------

Investing Activities
 Proceeds from termination of power-sales                           40,000               -              -
   agreement (Note 10)
 Payment for termination of lease agreement (Note 10)              (17,425)              -              -
 Payment for termination of fuel contract (Note 10)                 (6,800)              -              -
 Acquisitions, net of cash acquired (Note 3)                       (12,615)        (19,100)       (10,865)
 Purchases of property, plant, and equipment                       (25,833)        (48,423)       (17,710)
 Advances to affiliate, net                                        (17,766)              -              -
 Funding of long-term restricted funds                              (4,138)         (5,272)        (6,793)
 Increase in other deferred items                                   10,863          12,209          8,476
 Increase in other assets                                           (7,344)         (2,610)        (2,452)
                                                                  --------        --------       --------

          Net cash used in investing activities                   $(41,058)       $(63,196)      $(29,344)
                                                                  --------        --------       --------



Thermo Ecotek Corporation                                                       1999 Financial Statements

                             Consolidated Statement of Cash Flows (continued)
                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,   September 27,
                                                                      1999            1998          1997
----------------------------------------------------------- --------------- --------------- --------------

Financing Activities
 Net proceeds from issuance of subordinated                       $      -        $      -        $48,470
   convertible debentures
 Repayment of long-term obligations                                (18,317)        (26,100)       (16,800)
 Payments under capital lease obligations                          (10,097)         (8,912)        (8,006)
 Increase in short-term borrowings                                   5,284               -              -
 Net proceeds from issuance of Company and                             232          15,777            698
   subsidiary common stock (Note 5)
 Payment of withholding taxes related to stock                         (43)           (319)        (1,115)
   option exercises
 Purchases of Company common stock                                       -         (10,248)       (19,743)
 Distribution to minority partner                                   (1,547)         (1,147)        (1,346)
 Capital contribution by minority partner                              748           1,961              -
                                                                  --------        --------        -------

          Net cash provided by (used in) financing                 (23,740)        (28,988)         2,158
            activities
                                                                  --------        --------        -------

Exchange Rate Effect on Cash                                            37             (60)           (31)
                                                                  --------        --------        -------

Increase (Decrease) in Cash and Cash Equivalents                   (19,452)        (42,169)        20,302
Cash and Cash Equivalents at Beginning of Year                      41,371          83,540         63,238
                                                                  --------        --------        -------

Cash and Cash Equivalents at End of Year                          $ 21,919        $ 41,371        $83,540
                                                                  ========        ========        =======

Cash Paid For
 Interest                                                         $  7,698        $ 12,727        $13,100
 Income taxes                                                     $  1,555        $     38        $     7

Noncash Activities
 Fair value of assets of acquired companies                       $ 18,078        $ 20,025        $15,183
 Cash paid for acquired companies                                  (12,778)        (19,100)       (11,223)
                                                                  --------        --------        -------

   Liabilities assumed of acquired companies                      $  5,300        $    925        $ 3,960
                                                                  ========        ========        =======

 Conversions of subordinated convertible                          $    630        $ 83,248        $19,579
   debentures (includes $68,500 converted by                      ========        ========        =======
   parent company in fiscal 1998; Note 13)









The accompanying notes are an integral part of these consolidated financial statements.


Thermo Ecotek Corporation                                                       1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment
                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,   September 27,
                                                                      1999            1998          1997
----------------------------------------------------------- --------------- --------------- --------------

Comprehensive Income
Net Income (Loss)                                                 $(59,420)       $ 31,209        $22,545
                                                                  --------        --------        -------

Other Comprehensive Items (Note 16):
 Foreign currency translation adjustment                              (318)            164            (52)
 Unrealized losses on available for sale investments                  (162)         (2,438)        (6,327)
                                                                  --------        --------        -------

                                                                   (59,900)         28,935         16,166
 Minority Interest                                                      97             (21)             -
                                                                  --------        --------        -------

                                                                  $(59,803)       $ 28,914        $16,166
                                                                  ========        ========        =======

Shareholders' Investment
Common Stock, $.10 Par Value:
 Balance at beginning of year                                     $  3,782        $  2,598        $ 1,617
 Conversions of subordinated convertible                                 5           1,183            145
   debentures (Note 13)
 Issuance of Company common stock under employees'                       -               1             27
   and directors' stock plans
 Effect of three-for-two stock split                                     -               -            809
                                                                  --------        --------        -------

 Balance at end of year                                              3,787           3,782          2,598
                                                                  --------        --------        -------

Capital in Excess of Par Value:
 Balance at beginning of year                                      175,673          95,573         74,740
 Conversions of subordinated convertible                               625          81,701         18,991
   debentures (Note 13)
 Issuance of Company common stock under employees'                    (403)         (1,601)           204
   and directors' stock plans
 Tax benefit related to employees' and directors'                        -               -          2,447
   stock plans
 Effect of three-for-two stock split                                     -               -           (809)
                                                                  --------        --------        -------

 Balance at end of year                                            175,895         175,673         95,573
                                                                  --------        --------        -------

Retained Earnings:
 Balance at beginning of year                                       98,802          67,593         45,048
 Net income (loss)                                                 (59,420)         31,209         22,545
                                                                  --------        --------        -------

 Balance at end of year                                           $ 39,382        $ 98,802        $67,593
                                                                  --------        --------        -------



Thermo Ecotek Corporation                                                       1999 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)
                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,   September 27,
                                                                      1999            1998          1997
----------------------------------------------------------- --------------- --------------- --------------

Treasury Stock:
 Balance at beginning of year                                     $(28,735)       $(20,872)      $   (481)
 Activity under employees' and directors' stock                        651           2,385           (648)
  plans
 Purchases of Company common stock                                       -         (10,248)       (19,743)
                                                                  --------        --------       --------

 Balance at end of year                                            (28,084)        (28,735)       (20,872)
                                                                  --------        --------       --------

Deferred Compensation:
 Balance at beginning of year                                            -               -              -
 Issuance of restricted stock under employees'                         (59)              -              -
   stock plans (Note 6)
 Amortization of deferred compensation                                  13               -              -
                                                                  --------        --------       --------

 Balance at end of year                                                (46)              -              -
                                                                  --------        --------       --------

Accumulated Other Comprehensive Items (Note 16):
 Balance at beginning of year                                          110           2,384          8,763
 Other comprehensive items                                            (480)         (2,274)        (6,379)
                                                                  --------        --------       --------

 Balance at end of year                                               (370)            110          2,384
                                                                  --------        --------       --------

                                                                  $190,564        $249,632       $147,276
                                                                  ========        ========       ========























The accompanying notes are an integral part of these consolidated financial statements.


Thermo Ecotek Corporation                                                       1999 Financial Statements

                                Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermo Ecotek Corporation (the Company) is an environmental company providing a range of environmentally responsible technologies and products, including nonutility electric power generation using clean combustion processes;
environmentally friendly pest control products through its biopesticides subsidiary, Thermo Trilogy Corporation; as well as natural gas gathering, processing, storage, and marketing, through its Star Natural Gas subsidiary
(Note 3).
      The Company primarily develops and operates alternative-energy electricity-generating facilities through joint ventures or limited partnerships in which the Company has a majority interest, or through wholly owned subsidiaries (the Operating Companies). The Company's interests in the Operating
Companies ranged from 65% to 100% at October 2, 1999, and in each case, are held by wholly owned subsidiaries of the Company. Of the principal facilities operated by the Company at October 2, 1999, six were owned by the Operating
Companies and the remainder were owned by unaffiliated parties who leased them to the Operating Companies under long-term leases (Notes 8 and 10).

Relationship with Thermo Electron Corporation
      The Company was incorporated on November 30, 1989, as a wholly owned subsidiary of Thermo Electron Corporation. At October 2, 1999, Thermo Electron owned 33,693,931 shares of the Company's common stock, representing 94% of such stock outstanding.
      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company would be merged into Thermo Electron. As a result, the Company would become a wholly owned subsidiary of Thermo Electron (Note 18).

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

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest
September 30. References to fiscal 1999, 1998, and 1997 are for the years ended
October 2, 1999, October 3, 1998, and September 27, 1997, respectively. Fiscal
1999 and 1997 each included 52 weeks; fiscal 1998 included 53 weeks.

Revenue Recognition
      The Company earns revenues primarily from the operation of alternative-energy facilities. Revenues from plant operations are recorded as electricity is delivered. The Operating Companies, with the exception of those that terminated their agreements during fiscal 1999, have long-term power-supply arrangements with local utilities, expiring between 2005 and 2014, to sell all the output of the plants currently in operation at established or formula-based defined rates (Notes 10 and 11). Under certain of these arrangements, in the event of service termination by the Operating Companies prior to the end of the obligation period, the Operating Companies may be required to reimburse the utilities to the extent that cumulative revenue calculated at established rates exceeds the amounts calculated at the utilities' "avoided cost" rates.
Management does not expect to incur any obligation under these provisions in the foreseeable future. The Company recognizes revenue from its biopesticide products upon shipment.
      The Company's Woodland, California, plant has conditions in its nonrecourse lease agreement that require the funding of a "power reserve" in years prior to 2000, based on projections of operating cash flow shortfalls in 2000 and thereafter. The power reserve represents funds available to make lease payments in the event that revenues are not sufficient following the transition to avoided cost rates in August 1999 (Note 10). This funding requirement significantly limits profit distributions that Woodland may make to the Company.
Accordingly, beginning during the first quarter of fiscal 1997, the Company began recording as an expense the funding of reserves required under


1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Woodland's nonrecourse lease agreement to cover projected shortfalls in lease payments beginning in fiscal 2000. Consequently, the results of the Woodland plant were reduced to approximately breakeven in fiscal 1999 and 1998. During fiscal 1997, the Woodland plant contributed $1.0 million of operating income.

Repairs and Maintenance
      The Company charges routine repairs and maintenance to expense in the period the costs are incurred. The Company accrues for major maintenance and overhauls in anticipation of scheduled outages at facilities that operate under long-term power-sales agreements. Other accrued expenses in the accompanying balance sheet includes approximately $0.3 million and $1.9 million at fiscal year-end 1999 and 1998, respectively, in anticipation of scheduled maintenance and overhauls.

Interest Rate Swap Agreements
      The Company has entered into interest rate swap agreements in connection with debt on certain alternative-energy facilities (Notes 13 and 15). The interest rate swap agreements convert floating debt obligations to fixed rate obligations. Interest rate swap agreements are accounted for under the accrual method. Amounts to be received from or paid to the counter-parties of the agreements are accrued during the period to which the amounts relate and are reflected as interest expense. The related amounts payable to the counter-parties are included in other accrued expenses in the accompanying balance sheet. The fair value of the swap agreements is not recognized in the accompanying financial statements since the agreements are accounted for as hedges. The Company does not enter into speculative interest rate swap agreements.

Gain on Issuance of Stock by Subsidiary
      At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain. See Note 5 for a description of gains recorded.
      If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares.

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 6). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

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


1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Earnings (Loss) per Share
      Basic earnings (loss) per share have been computed by dividing net income
(loss) by the weighted average number of shares outstanding during the period.
Except where the result would be antidilutive, diluted earnings (loss) per share have been computed assuming the conversion of convertible debentures and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects (Note 17).

Cash and Cash Equivalents and Restricted Funds
      At fiscal year-end 1998, $21.2 million of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S. government agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The repurchase agreement earned a rate based on the 90-day
Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaces the repurchase agreement. Cash equivalents also include investments in money market accounts.
The use of cash and cash equivalents totaling $12.5 million and $12.0 million at fiscal year-end 1999 and 1998, respectively, was restricted by the terms of certain Operating Companies' lease and financing agreements.
      Restricted funds in the accompanying balance sheet represents amounts held in trust for lease and debt payments and working capital requirements, as required by certain of the Operating Companies' lease and financing agreements, and are invested in money market accounts. Restricted funds that are not expected to be used within the next fiscal year are classified as long-term in the accompanying balance sheet.
      All cash equivalents and restricted funds are carried at cost, which approximates market value.

Advance to Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate (DCP Rate) plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice.
Amounts invested in this arrangement are included in "advance to affiliate" in the accompanying balance sheet.
      In addition, under this arrangement, amounts may be borrowed from Thermo
Electron by the Company or its majority-owned subsidiary for domestic cash management purposes, bearing interest at the 30-day DCP Rate plus 150 basis points, set at the beginning of each month; provided such rate shall be reduced to the DCP Rate plus 50 points to the extent of any funds invested by the Company's majority-owned subsidiary in the cash management arrangement. Amounts borrowed under this arrangement are included in short-term obligations and current portion of long-term obligations in the accompanying balance sheet.


1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Inventories
      Inventories consist of raw materials, fuel, operating supplies, spare parts, materials, and overhead and are stated at the lower of cost (on a first-in, first-out or average basis) or market value. The components of inventories are as follows:

(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Raw Materials and Supplies                                                              $11,088    $13,843
Work in Process                                                                           4,267      2,802
Finished Goods                                                                            4,668      6,995
                                                                                        -------    -------

                                                                                        $20,023    $23,640
                                                                                        =======    =======
      The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value (Note 10).

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized. The Company provides for depreciation and amortization primarily using the straight-line method over the estimated useful lives of the property as follows: buildings and electricity-generating facilities, 10 to 25 years; property under capital lease, the life of the asset; leasehold improvements, the shorter of the term of the lease or the life of the asset; and machinery and equipment, 3 to 7 years. The
Company's subbituminous coal-beneficiation facility was depreciated based on a rate per ton of product produced that was computed by estimating total production over the life of the facility (Note 10). Property, plant, and equipment consists of the following:

(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Land                                                                                  $   5,412  $   6,747
Buildings and Electricity-generating Facilities (Notes 9, 10, and 13)                   183,787    282,315
Property Under Capital Lease                                                             47,020     47,020
Machinery and Equipment                                                                  19,762     19,261
Leasehold Improvements                                                                   10,898     16,915
Construction in Process                                                                   4,486     17,295
                                                                                      ---------  ---------

                                                                                        271,365    389,553
Less:  Accumulated Depreciation and Amortization                                         67,759     87,623
                                                                                      ---------  ---------

                                                                                      $ 203,606  $ 301,930
                                                                                      =========  =========

      In March 1998, the Company purchased two power-generation facilities and related sites in California for approximately $9.5 million and the assumption of certain liabilities.



1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Other Assets
      Other assets in the accompanying balance sheet includes patents, licenses, and other intangible assets arising from acquisitions by Thermo Trilogy and Star
Natural Gas (Note 3), prepaid rent relating to an Operating Company's lease agreement, certain costs associated with the development of the Company's alternative-energy facilities, and deferred debt expense relating to the Company's issuances of subordinated convertible debentures. These assets are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 30 years. These assets were $16.2 million and $17.5 million, net of accumulated amortization of $10.2 million and $8.9 million at fiscal year-end 1999 and 1998, respectively.
      In addition, other assets includes an investment in a joint venture of $1.3 million and $1.6 million at fiscal year-end 1999 and 1998, respectively.

Other Deferred Items
      Other deferred items in the accompanying balance sheet includes obligations under an Operating Company lease to cover projected short-falls in lease payments beginning in fiscal 2000, as described above under the caption
"Revenue Recognition." Other deferred items also includes rent that has been recognized ratably for financial reporting purposes in connection with an Operating Company's lease agreement (Note 8).

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment.
Foreign currency transaction gains and losses are included in the accompanying statement of operations and are not material for the three years presented.

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

Presentation
      Certain amounts in fiscal 1998 and 1997 have been reclassified to conform to the presentation in the fiscal 1999 financial statements.

2.    Available-for-sale Investment

      The Company's marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded in the "Accumulated other comprehensive items" component of shareholders' investment. At fiscal year-end 1999 and 1998, the Company held one long-term available-for-sale investment, an investment in the common stock of KFx, Inc., described below.
      In fiscal 1995, the Company purchased 1,500,000 shares of KFx common stock for $3.0 million, representing an approximate 7% equity interest in KFx. In fiscal 1996, the Company purchased an additional 1,500,000 shares of KFx common stock for $3.0 million, representing an additional 7% equity interest in KFx. In fiscal 1997, the Company purchased an additional 1,250,000 shares of KFx common stock for $2.5 million pursuant to the purchase agreement, bringing its total equity interest in KFx to approximately 17%. Simultaneously with the execution of the purchase agreement, KFx granted to the Company a warrant to purchase an additional 7,750,000 shares at $3.65 per share, as



2.    Available-for-sale Investment (continued)

well as a warrant to purchase further shares of the common stock of KFx at then market value, defined so that the number, when added to all other shares of such common stock owned by the Company, would result in the Company owning 51% of the common stock of KFx on a diluted basis. These warrants are exercisable from January 1, 2000, through July 1, 2001.
      The fair market value of this investment at October 2, 1999, was $6.1 million. The Company has written down the value of its investment in KFx in fiscal 1999, as discussed in Note 10.

3.    Acquisitions and Projects Under Development

Acquisitions
      In May 1999, the Company's Star Natural Gas subsidiary acquired one gas gathering system and two gas processing plants (the gas facilities) for $8.6 million in cash and future contingent payments based on the performance of the gas facilities of up to $5.6 million, of which $1.1 million was accrued at October 2, 1999. In September 1999, the Company acquired, through a joint venture, a 58-megawatt electricity-generating facility in Germany for approximately $4.5 million, including the assumption of debt.
      In November 1997, Thermo Trilogy acquired the sprayable bacillus thuringiensis (Bt) - biopesticide business of Novartis AG and its affiliates
(the Bt business of Novartis) for $19.1 million in cash and the assumption of certain liabilities. In January 1997, Thermo Trilogy acquired substantially all of the assets of biosys, inc., a biopesticide company, for $11.2 million in cash and the assumption of certain liabilities.
      These acquisitions have been accounted for using the purchase method of accounting and their results have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions approximated the fair value of the net assets acquired.
Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired.
      Based upon unaudited data, the following table presents selected financial information for the Company, the Bt business of Novartis, and the biosys business on a pro forma basis, assuming these businesses had been combined since the beginning of fiscal 1997. The effect of the acquisition of the gas facilities is not included in the pro forma data as this acquisition was not material to the Company's results of operations.

(In thousands except per share amounts)                                                    1998       1997
--------------------------------------------------------------------------- ---------- ---------- --------

Revenues                                                                               $ 212,204  $205,199
Net Income                                                                                31,380    17,272
Earnings per Share:
 Basic                                                                                      1.07       .70
 Diluted                                                                                     .86       .51

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of the Bt business of Novartis and the biosys business been made at the beginning of fiscal 1997.

Projects Under Development
      During fiscal 1999, the Company completed a $32 million expansion of its power operations in the Czech Republic. The Company is planning to expand and repower an electricity-generating facility in Southern California bringing its capacity to approximately 1,100 megawatts. In addition, the Company is in the process of developing a 210-megawatt electricity-generating facility in Florida and, together with a 10% joint venture partner, is developing a gas storage facility in Colorado. The Company expects to expend approximately $700 million dollars through fiscal 2003 to complete these projects, a large portion of which it will seek to finance through external means.


4.    Shareholders' Investment

      The net assets of certain Operating Companies are generally restricted as to the amounts that can be transferred to the parent company in the form of dividends, loans or advances, pursuant to certain lease or debt agreements. As of October 2, 1999, net assets of certain subsidiaries of approximately $111.9 million were not restricted from distribution.
      At October 2, 1999, the Company had reserved 4,349,365 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's convertible obligations.

5.    Transactions in Stock of Subsidiary

      In fiscal 1998, Thermo Trilogy sold 1,942,821 shares of its common stock in private placements at $8.25 per share for net proceeds of $14.9 million, resulting in a gain of $6.3 million. Following the private placements, the Company owned 80% of Thermo Trilogy's outstanding common stock.

6.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans permit the grant of nonqualified and incentive stock options. A third plan permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, after the first anniversary of the grant date, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to ten years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 71,200 shares at a weighted average exercise price of $14.93 per share elected to participate in this exchange and, as a result, received options to purchase 35,600 shares of Company common stock at $10.58 per share, which are included in the fiscal 1999 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      In June 1999, the Company awarded 5,600 shares of restricted Company common stock to certain key employees. The shares had an aggregate value of $59,000 and vest three years from the date of award, assuming continued employment, with certain exceptions. The Company has recorded the fair value of the restricted stock as deferred compensation in the accompanying balance sheet and is amortizing such amount over the vesting period.



6.    Employee Benefit Plans (continued)

      A summary of the Company's stock option activity is as follows:

                                                       1999               1998                 1997
                                               ------------------  ------------------  ------------------
                                                         Weighted            Weighted            Weighted
                                                          Average             Average             Average
                                                         Exercise            Exercise            Exercise
                                                            Price               Price               Price
                                                Number              Number               Number
                                                    of                  of                   of
(Shares in thousands)                           Shares              Shares               Shares
---------------------------------------------- -------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year            1,124    $ 9.70     1,281    $ 8.64     1,439     $ 6.55
 Granted                                            132     10.50        83     17.72       264      14.13
 Exercised                                          (41)     5.60      (205)     6.37      (369)      4.46
 Forfeited                                          (90)    11.33       (35)     9.33       (53)      8.21
 Canceled due to exchange                           (71)    14.93         -                   -
                                                  -----               -----               -----

Options Outstanding, End of Year                  1,054    $ 9.47     1,124    $ 9.70     1,281     $ 8.64
                                                  =====    ======     =====    ======     =====     ======

Options Exercisable                               1,054    $ 9.47     1,124    $ 9.70     1,281     $ 8.64
                                                  =====    ======     =====    ======     =====     ======

Options Available for Grant                         333                 305                 353
                                                  =====               =====               =====

      A summary of the status of the Company's stock options at October 2, 1999, is as follows:

                                                                     Options Outstanding and Exercisable
                                                     -----------------------------------------------------
Range of Exercise Prices                                   Number             Weighted           Weighted
                                                               of              Average            Average
                                                           Shares            Remaining           Exercise
                                                   (In thousands)     Contractual Life              Price
---------------------------------------------- ------------------- -------------------- ------------------

$  5.50 - $  8.96                                             485            5.4 years              $ 5.71
   8.97 -   12.42                                             379            6.0 years               11.46
  12.43 -   15.87                                             143            6.8 years               13.79
  15.88 -   19.33                                              47            4.6 years               19.10
                                                            -----

$  5.50 - $19.33                                            1,054            5.8 years              $ 9.47
                                                            =====

Employee Stock Purchase Program
      Substantially all of the Company's employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo
Electron. Under this program, shares of Company and Thermo Electron common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and shares purchased are subject to a one-year resale restriction. Prior to November 1, 1998, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period and shares purchased were subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.


6.    Employee Benefit Plans (continued)

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No.
123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after fiscal 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income (loss) and earnings (loss) per share would have been as follows:

(In thousands except per share amounts)                                        1999        1998      1997
------------------------------------------------------------------------- ---------- ----------- ---------

Net Income (Loss):
 As reported                                                               $(59,420) $31,209       $22,545
 Pro forma                                                                  (60,222)  30,614        22,159


Basic Earnings (Loss) per Share:
 As reported                                                                  (1.65)    1.07           .92
 Pro forma                                                                    (1.68)    1.04           .90


Diluted Earnings (Loss) per Share:
 As reported                                                                  (1.65)     .86           .64
 Pro forma                                                                    (1.68)     .84           .63

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $3.32, $5.79, and $5.72 in fiscal 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                               1999        1998      1997
-------------------------------------------------------------------------- --------- ----------- ---------

Volatility                                                                      30%         28%        26%
Risk-free Interest Rate                                                        4.8%        5.5%       6.1%
Expected Life of Options                                                  4.0 years   4.2 years  6.4 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


6.    Employee Benefit Plans (continued)

401(k) Savings Plans
      Substantially all of the Company's corporate, full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the Thermo Electron 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. Employees of the Operating Companies who meet eligibility requirements may participate in a separate defined contribution plan.
Contributions to the plan are made by both the employee and the Operating
Companies. The Operating Companies' contributions are based on the level of employee contributions. The Company contributed and charged to expense for these plans $595,000, $536,000, and $401,000 in fiscal 1999, 1998, and 1997, respectively.

7.    Income Taxes

      The components of income (loss) before income taxes and minority interest are as follows:

(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Domestic                                                                    $(94,441)  $ 46,992   $ 37,712
Foreign                                                                         (802)     1,600        582
                                                                            --------   --------   --------

                                                                            $(95,243)  $ 48,592   $ 38,294
                                                                            ========   ========   ========

      The components of the income tax (provision) benefit are as follows:

(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Currently (Payable) Refundable:
 Federal                                                                    $  5,041   $ (7,202)  $ (3,214)
 State                                                                          (679)    (1,438)      (486)
 Foreign                                                                         271       (143)         -
                                                                            --------   --------   --------

                                                                               4,633     (8,783)    (3,700)
                                                                            --------   --------   --------

(Deferred) Prepaid:
 Federal                                                                      27,439     (6,545)    (9,250)
 State                                                                         2,744       (374)    (1,465)
                                                                            --------   --------   --------

                                                                              30,183     (6,919)   (10,715)
                                                                            --------   --------   --------

                                                                            $ 34,816   $(15,702)  $(14,415)
                                                                            ========   ========   ========

      The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $1,012,000 of such benefits that have been allocated to capital in excess of par value in fiscal 1998.


7.    Income Taxes (continued)

      The income tax (provision) benefit in the accompanying statement of operations differs from the provision calculated by applying the statutory federal income tax rate of 35% to income (loss) before income taxes and minority interest due to the following:

(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Income Tax (Provision) Benefit at Statutory Rate                            $ 33,335   $(17,007)  $(13,403)
Increases (Decreases) Resulting From:
 State income taxes, net of federal tax                                        1,342     (1,178)    (1,268)
 Minority interest expense                                                       449        491        466
 Nondeductible expenses                                                          (53)       (44)      (210)
 Nontaxable gain on issuance of stock by subsidiary                                -      2,194          -
 Other                                                                          (257)      (158)         -
                                                                            --------   --------   --------

                                                                            $ 34,816   $(15,702)  $(14,415)
                                                                            ========   ========   ========

      Prepaid and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Deferred (Prepaid) Income Taxes:
 Depreciation                                                                          $ 54,947   $ 55,062
 Restructuring costs                                                                    (24,779)         -
 State tax net operating loss carryforwards                                              (3,904)    (2,811)
 Capitalized costs and other                                                             (2,125)    (2,097)
 Other reserves and accruals                                                            (14,483)    (9,959)
 Available-for-sale investments                                                            (109)        (2)
 Intangible assets                                                                          959      1,502
 Stock options not benefited                                                                253        341
                                                                                       --------   --------

                                                                                         10,759     42,036
 Valuation allowance                                                                      3,904      2,811
                                                                                       --------   --------

                                                                                       $ 14,663   $ 44,847
                                                                                       ========   ========

      The valuation allowance relates principally to uncertainty surrounding the realization of certain state tax loss carryforwards. State tax loss carryforwards of approximately $41 million began expiring in 1998.
      The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in the common stock of its subsidiary (such difference relates primarily to unremitted earnings of foreign subsidiaries and gain on issuance of stock by subsidiary) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax free.



8.    Commitments

Leases
      Certain Operating Companies have operating lease agreements for their facilities expiring in various years through 2010. The lease agreements provide for renewal of each of the leases for additional periods ranging from one to five years at the Operating Companies' option. In general, renewal options are at the lower of a predetermined percentage of the average annual lease rental during the lease terms or the fair market rental as determined by an independent appraisal. In general, at the end of the lease terms or renewal terms, the Operating Companies have a right of first refusal or an option to purchase the facilities, at their fair market value, as determined by an independent appraisal.
      Lease payments under the operating leases are made to the owner of the facility only to the extent that power revenues exceed essential operating expenses, as defined, up to certain specified maximum levels (Note 9). Subject to the foregoing, as of October 2, 1999, the contractual amounts payable pursuant to the lease agreements total approximately $104.5 million over the remaining initial lease terms, averaging approximately $12.3 million per year.
The Company recognizes rent expense ratably over the respective lease terms. The accompanying statement of operations includes expenses from operating leases for the Operating Companies' facilities of $14.7 million, $15.2 million, and $15.5 million in fiscal 1999, 1998, and 1997, respectively.
      In addition, the Company and a subsidiary lease office and production facilities under operating lease arrangements expiring from fiscal 2002 through fiscal 2005. The accompanying statement of operations includes expenses from operating leases excluding the related-party lease discussed below of $1,216,000, $804,000, and $688,000 in fiscal 1999, 1998, and 1997, respectively.
Future minimum lease payments due under noncancellable operating leases as of October 2, 1999, net of annual sublease income of $187,000, are $1,072,000 in fiscal 2000; $1,017,000 in fiscal 2001; $822,000 in fiscal 2002; $676,000 in fiscal 2003; and $363,000 in fiscal 2004; and $260,000 in fiscal 2005 and thereafter. Total future minimum lease payments are $4,210,000.
      During part of fiscal 1997, the Company leased part of its office facilities from Thermo Electron. The agreement called for the Company to pay rent based on Thermo Electron's occupancy costs per square foot. The accompanying statement of operations included expense of $27,000 in fiscal 1997, under the agreement with Thermo Electron.

Fuel Supply
      The Operating Companies have entered into fuel supply agreements with various suppliers guaranteeing the purchase of certain minimum quantities of acceptable fuel at negotiated prices and terms. The Operating Companies purchased $20.9 million, $17.6 million, and $20.4 million of fuel under such contracts in fiscal 1999, 1998, and 1997, respectively. The agreements call for price adjustments based on certain published indices or stated rates over their terms expiring between calendar 1999 and 2005. See Note 9 for fuel supply agreements with related parties.

9.    Related-party Transactions

Corporate Service Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar years 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $1.6 million, $1.8 million, and $1.8 million in fiscal 1999, 1998, and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the


9.    Related-party Transactions (continued)

Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo
Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Fuel Supply
      A portion of the fuel used by the Operating Companies' facilities is obtained under agreements with related parties of the Operating Companies or their joint venture partners (Note 8). During fiscal 1999, 1998, and 1997, the Company paid $3.9 million, $4.2 million, and $4.2 million, respectively, under these agreements.

Management Fees
      One of the Operating Companies has entered into management agreements with a related party of its joint venture partner for the day-to-day operation of its facility and the procurement and management of fuel. During fiscal 1999, 1998, and 1997, the Company paid $405,000, $386,000, and $368,000, respectively, under these agreements.

Thermo Electron Guarantees
      Thermo Electron has issued an operating standards support agreement for each of the facilities leased or financed by the Operating Companies. These agreements provide that Thermo Electron will loan the Operating Companies, on a subordinated basis, enough funds to meet their lease or debt payments in the event the power plants are unable to generate power at a designated level and such inability is related to the design, construction, operation, or maintenance of the plants and not caused by certain uncontrollable circumstances.
      Thermo Electron has also guaranteed the lease payments of one of the Operating Companies under certain events. Under the terms of this guarantee, Thermo Electron will loan funds to the Operating Company to cover any shortfall in its lease payment in the event and to the extent the terms of the Operating
Company's power purchase agreements are changed by Public Service Company of New
Hampshire (PSNH; Note 11). No such payments have been required under this guarantee.
      The Company and Thermo Electron have entered into a Master Cash
Management, Guarantee Reimbursement, and Loan Agreement through which the
Company will reimburse Thermo Electron in the event that Thermo Electron is required to make any payments pursuant to guarantees, including those guarantees described above.

Operating Lease
      See Note 8 for a description of the Company's operating lease with Thermo
Electron.

Long-term Obligations
      See Note 13 for a description of the Company's long-term obligations held by Thermo Electron.

Cash Management
      The Company invests excess cash in arrangements with Thermo Electron as discussed in Note 1.



10.   Restructuring and Nonrecurring Costs, Net

      During fiscal 1999, the Company recorded restructuring costs of $126.3 million, nonrecurring income of $13.5 million, inventory provisions of $3.0 million, and other expense of $2.1 million, as a result of the actions detailed below. The inventory provision and $0.6 million of restructuring costs were recorded by the Company's Biopesticides segment. The balance of the charges were recorded by the Company's Energy segment.
      Following significant investments of resources in attempts to correct operational problems, in May 1999, the Company made a decision to cease further efforts and hold for sale or disposal its subbituminous coal-beneficiation facility near Gillette, Wyoming (the K-Fuel Facility). As a result, the Company recorded a charge of $68.0 million, including $63.3 million to write down the plant and related equipment to a nominal salvage value, $4.4 million for estimated land reclamation costs, and $0.3 million of other exit costs, primarily abandoned-facility payments. The Company recorded $1.5 million of minority interest income, representing a minority partner's share of these charges. The Company is seeking damages against the facility contractor and its bonding company. The amount of future recovery, if any, is dependent on the successful resolution of this claim.
      The Company's Delano, California, biomass facilities will reach the end of the fixed price contract period of their power-sales agreement in September
2000. While the Company forecasts positive cash flows for periods after that time, the facilities would operate at a loss due to depreciation expense that extends beyond fiscal 2000. In response, in May 1999, the Company entered into an agreement to terminate the power-sales agreement for its Delano facilities, effective December 31, 1999. The terms of the agreement call for the Company to receive payments over seven years in lieu of operating under its current agreement. The Company recorded a charge of $51.0 million as a result of entering into the new agreement, including $47.5 million to write down the plants and related assets to their estimated recoverable value, $2.4 million related to a charge for the cancellation of the facilities' primary fuel contract, and $1.1 million to write off cost in excess of net assets acquired that arose in connection with the acquisition of the facilities.
      Pacific Gas & Electric (PG&E), the customer under a long-term power-sales agreement at the Company's Woodland, California, plant, has interpreted the terms of such agreement to permit PG&E to cease payment of fixed contract rates effective August 1999, and to thereafter purchase power at avoided cost rates.
The Company believes that PG&E stopped paying fixed cost rates six months earlier than called for under the Company's power-sales agreement with PG&E.
Although the Company is considering its alternatives concerning this dispute, during fiscal 1999 the Company recorded a charge of $3.8 million, representing impairment of the Company's remaining net investment in the Woodland facility as a result of PG&E's decision to cease making payments of the fixed contract rates six months earlier than anticipated.
      During fiscal 1999, the Company recorded a charge of $1.5 million to write off a power plant that is held for sale. The Company believes that the salvage value, if any, is nominal. In addition, the Company wrote off $0.4 million of unrecovered development costs for a project in Italy. The Company agreed to sell its interest in the Italy project to its joint venture partner for $2.5 million and wrote off the balance of its development costs. The Company also recorded other restructuring costs of $1.0 million, primarily representing the write-off of abandoned fixed assets.
      In connection with certain of these restructuring actions, the Company provided $0.6 million for severance for 17 employees, 14 of whom have been terminated as of October 2, 1999.
      In September 1999, the Company entered into an agreement to terminate the power-sales agreement for its Gorbell facility in Athens, Maine. Under the terms of the agreement, the Company received a payment in lieu of operating under its current agreement, which was scheduled to expire in fiscal 2007. The Company has recorded nonrecurring income of $13.5 million as a result of entering into this agreement. This amount represents the excess of the proceeds from the termination of the agreement over lease and fuel agreement termination costs, aggregating $17.4 million and $6.8 million, respectively, and $2.3 million of assets that were written off. The assets principally consist of leasehold improvements and related plant assets. The Company obtained ownership of the Gorbell facility in this transaction, although the Company has not determined if it will be economically beneficial to operate the plant in the future. In fiscal
1999, the Gorbell facility had revenues and operating income prior to the nonrecurring gain of $9.2 million and $1.3 million, respectively.


10.   Restructuring and Nonrecurring Costs, Net (continued)

      In addition, during fiscal 1999, following a period of weak performance in the biopesticides industry, Thermo Trilogy established inventory provisions of $3.0 million for inventories deemed unsaleable or excess based on current demand. The provision is included in cost of revenues in the accompanying fiscal
1999 statement of operations.
      In fiscal 1999, the Company also recorded a charge of $2.1 million representing the write-down of available-for-sale equity securities of KFx, its minority partner in the K-Fuel Facility. The Company deemed the impairment to be permanent based on stock prices prior to recording the charge. This charge is included in other expense in the accompanying fiscal 1999 statement of operations.
      Except for activity recorded in accrued restructuring costs, the fiscal
1999 restructuring and related charges represent noncash charges. The Company expects to pay amounts accrued in fiscal 2000.
A summary of the changes in accrued restructuring costs is as follows:

                                           Land  Fuel Contract      Severance         Other
                                    Reclamation   Cancellation
(In thousands)                            Costs                                                     Total
--------------------------------- -------------- -------------- -------------- ------------- -------------

Balance at October 3, 1998               $    -         $    -         $   -         $    -         $    -
 Provision charged to expense             4,394          2,444           630            446          7,914
 Usage                                        -              -          (157)             -           (157)
                                         ------         ------         -----         ------         ------

Balance at October 2, 1999               $4,394         $2,444         $ 473         $  446         $7,757
                                         ======         ======         =====         ======         ======

11.   Contingencies

      Two of the Operating Companies have rate orders from the New Hampshire
Public Utilities Commission (NHPUC) to sell all of their power to PSNH. In 1990, a plan of reorganization (the Plan) for PSNH was approved by the U.S. Bankruptcy
Court for the District of New Hampshire. Pursuant to the Plan, Northeast
Utilities (NU) acquired the assets of PSNH. An agreement between NU and the State of New Hampshire contains language to the effect that PSNH will seek to renegotiate some of the terms of certain rate orders with small power producers, including the Whitefield and Hemphill Operating Companies, and that the state will support PSNH in such efforts. PSNH reached agreements in principle with these two Operating Companies to settle the renegotiation of their rate orders.
The settlement agreements were subject to the approval of the NHPUC on terms acceptable to both PSNH and the Operating Companies. The principal terms of the agreement generally called for the two Operating Companies to reduce the amount of power sold annually to PSNH to 70% of the plants' capacities, and to reduce the price per kilowatt paid by PSNH to $0.06 per kilowatt hour, escalating three percent per year for the remainder of the term of the original, applicable rate order. In consideration of these reductions, the Operating Companies would receive certain cash settlement payments, paid over several years. In May 1998, the NHPUC issued a written ruling rejecting these settlement agreements. Certain members of the N.H. Legislature filed a motion requesting that the NHPUC reconsider its ruling and instead provide that the settlement agreements be left open. The NHPUC approved this request in July 1998. No further action has occurred on the settlement agreements. Rejection of the Company's rate orders would result in a claim for damages by the Company and could be the subject of lengthy litigation.
      In January 1997, NU disclosed in a filing with the Securities and Exchange
Commission that if a proposed deregulation plan for the New Hampshire electric utility industry were adopted, PSNH could default on certain financial obligations and seek bankruptcy protection. In February 1997, the NHPUC voted to adopt a deregulation plan, and in March 1997, PSNH filed suit to block the plan.
In March 1997, the federal district court issued a temporary restraining order which prohibits the NHPUC from implementing the deregulation plan as it affects
PSNH, pending a determination by the court as to whether PSNH's claim could then be heard by the court. In April 1997, the


11.   Contingencies (continued)

court ruled that it could hear the case and ordered that the restraining order continue indefinitely pending the outcome of the suit. In addition, in March
1997, the Company, along with a group of other biomass power producers, filed a motion with the NHPUC seeking clarification of the NHPUC's proposed deregulation plan regarding several issues, including purchase requirements and payment of current rate order prices with respect to the Company's energy output. In March
1998, the NHPUC addressed the Operating Companies' motion and stated it was not the NHPUC's intent in the February 1997 order to impair any of the Operating
Companies' legal rights in their rate orders. In August 1999, PSNH and the State reached a comprehensive settlement agreement which was filed with the NHPUC. The
NHPUC has stayed its dockets concerning the deregulation plan pending review of this settlement agreement. The federal district court lawsuit has also been stayed pending settlement agreement review. If the NHPUC approves the settlement agreement as filed, then the NHPUC deregulation plan docket, other related dockets, and the federal district court lawsuits will be dismissed. The
PSNH/State settlement agreement purports not to make any changes in the Operating Companies' rate orders. It does provide for PSNH to resell the power from the Operating Companies to assist in mitigating the cost of that power. No assurances may be made as to the outcome of this matter. An unfavorable resolution of this matter, including the bankruptcy of PSNH, could have a material adverse effect on the Company's results of operations and financial position.
      The Company is contingently liable with respect to lawsuits and matters that arose in the normal course of business. In the opinion of management, these contingencies will not have a material adverse effect on the financial position or results of operations of the Company.

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


13.   Long-term Obligations

      Long-term obligations consist of the following:

(In thousands except per share amounts)                                                    1999      1998
-------------------------------------------------------------------------- ---------- ---------- ---------

8.3% Nonrecourse Tax-exempt Revenue Bonds, Series 1989                                  $13,400    $17,400
 (payable in semi-annual installments, with a final payment in
 December 2000)
8.3% Nonrecourse Tax-exempt Revenue Bonds, Series 1990                                   13,800     18,200
 (payable in semi-annual installments, with a final payment in
 December 2000)
6.0% Nonrecourse Tax-exempt Revenue Bonds, Series 1991                                    6,500     16,200
 (payable in semi-annual installments, with a final payment in
 June 2000)
Noninterest-bearing Subordinated Convertible Debentures, due                              1,820      2,450
 March 2001 (convertible at $13.56 per share)
4.875% Subordinated Convertible Debentures, due April 2004                               44,950     44,950
 (convertible at $16.50 per share)
                                                                                        -------    -------

                                                                                         80,470     99,200
Less:  Current Portion of Long-term Obligations                                          19,200     18,100
                                                                                        -------    -------

                                                                                        $61,270    $81,100
                                                                                        =======    =======

      The annual requirements for long-term obligations are as follows:

(In thousands)
------------------------------------------------------------------------------------- ---------- ---------

2000                                                                                               $19,200
2001                                                                                                16,320
2002                                                                                                     -
2003                                                                                                     -
2004                                                                                                44,950
                                                                                                   -------

                                                                                                   $80,470
                                                                                                   =======
      The Company's noninterest-bearing and 4.875% subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron.
      In May 1998, Thermo Electron converted $68.5 million principal amount of the Company's 4.0% subordinated convertible debentures, convertible at $6.33 per share and due January 2001, into 10,815,846 shares of the Company's common stock. In fiscal 1999 and 1998, $0.6 million and $14.7 million principal amount, respectively, of the noninterest-bearing and 4.875% subordinated convertible debentures were converted into 46,459 shares and 1,021,244 shares, respectively, of the Company's common stock.
      Thermo Electron purchased $2.8 million principal amount of the Company's
4.875% subordinated convertible debentures in the open market in fiscal 1999.
      The tax-exempt revenue bonds were issued by the California Pollution
Control Financing Authority to finance the construction of the Delano I and
Delano II facilities. The obligations are credit-enhanced by a letter of credit issued by a bank group. Repayment of the debt is an obligation of Delano and the obligations are nonrecourse to the Company. As of October 2, 1999, Delano I and
Delano II plant and equipment totaling approximately $93.8 million were collateral for this debt.

14.   Significant Customers, Concentrations of Credit Risk, and Business
      Segments

Significant Customers
      Revenues from three electric utility customers as a percentage of total revenues were approximately 16%, 30%, and 26% in fiscal 1999; 16%, 30%, and 30% in fiscal 1998; and 18%, 31%, and 32% in fiscal 1997.

Concentrations of Credit Risk
      At fiscal year-end 1999 and 1998, a significant amount of accounts receivable due to the Company was from its four principal electric utility customers. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has or will have a significant negative impact on the Company.

Business Segments
      The Company's business is divided into two segments. The Energy segment operates independent electric power-generation facilities and a natural gas business. The Biopesticides segment manufactures and sells biopesticides through the Company's majority-owned Thermo Trilogy subsidiary.
      Information with respect to the Company's business segments, is shown in the following table.

(In thousands)                                                                   1999      1998       1997
--------------------------------------------------------------------------- ---------- ---------- --------

Revenues:
 Energy                                                                     $ 178,338  $ 175,943  $164,261
 Biopesticides                                                                 27,155     33,028    15,930
                                                                            ---------  ---------  --------

                                                                            $ 205,493  $ 208,971  $180,191
                                                                            =========  =========  ========

Income (Loss) Before Income Taxes and Minority Interest:
 Energy (a)                                                                 $ (76,089) $  55,257  $ 55,662
 Biopesticides (b)                                                             (5,584)     2,749      (146)
 Corporate (c)                                                                 (7,205)    (8,889)   (8,418)
                                                                            ---------  ---------  --------

 Total operating income (loss)                                                (88,878)    49,117    47,098
 Interest and other expense, net (d)                                           (6,365)      (525)   (8,804)
                                                                            ---------  ---------  --------

                                                                            $ (95,243) $  48,592  $ 38,294
                                                                            =========  =========  ========

Identifiable Assets:
 Energy                                                                     $ 385,850  $ 418,571  $384,002
 Biopesticides                                                                 49,225     50,620    29,338
 Corporate (e)                                                                 21,588     35,920    71,965
                                                                            ---------  ---------  --------

                                                                            $ 456,663  $ 505,111  $485,305
                                                                            =========  =========  ========

Depreciation and Amortization:
 Energy                                                                     $  24,417  $  21,260  $ 20,106
 Biopesticides                                                                  2,356      2,385     1,000
 Corporate                                                                         86        258       512
                                                                            ---------  ---------  --------

                                                                            $  26,859  $  23,903  $ 21,618
                                                                            =========  =========  ========


14.   Significant Customers, Concentrations of Credit Risk, and Business Segments (continued)

(In thousands)                                                                   1999      1998       1997
--------------------------------------------------------------------------- ---------- ---------- --------

Capital Expenditures:
 Energy                                                                       $23,801    $46,261    $16,528
 Biopesticides                                                                  1,864      1,943      1,167
 Corporate                                                                        168        219         15
                                                                              -------    -------    -------

                                                                              $25,833    $48,423    $17,710
                                                                              =======    =======    =======

(a) Reflects restructuring and related costs, net of $112.2 million in fiscal
    1999.
(b) Reflects inventory provisions of $3.0 million and restructuring costs of $0.6 million in fiscal 1999. (c) Primarily general and administrative expenses.
(d) Reflects a write-down of available-for-sale investment of $2.1 million in fiscal 1999.
(e) Primarily cash and cash equivalents and, in fiscal 1999, advance to affiliate.

15.   Fair Value of Financial Instruments

      The Company's financial instruments consist mainly of cash and cash equivalents, advance to affiliate, restricted funds, accounts receivable, long-term available-for-sale investment, short-term and current portion of long-term obligations, accounts payable, due to parent company, long-term obligations, and interest rate swaps. The carrying amounts of these financial instruments, with the exception of long-term available-for-sale investments, long-term obligations, and interest rate swaps, approximate fair value due to their short-term nature.
      The Company's long-term available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair value was determined based on a quoted market price. See Note 2 for the fair value information pertaining to this financial instrument.
      The carrying amount and fair value of the Company's long-term obligations and interest rate swaps are as follows:

                                                                          1999                  1998
                                                                -------------------   --------------------
                                                                Carrying       Fair   Carrying       Fair
(In thousands)                                                    Amount      Value     Amount      Value
-------------------------------------------------------------- ---------- ---------- ---------- ----------

Long-term Obligations:
 Convertible obligations                                         $46,770    $39,846    $47,400    $ 47,617
 Other long-term obligations                                      14,500     15,329     46,046      48,098
                                                                 -------    -------    -------    --------

                                                                 $61,270    $55,175    $93,446    $ 95,715
                                                                 =======    =======    =======    ========

Interest Rate Swaps Receivable                                              $   853               $  2,052

      The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year ends. The fair value of convertible obligations at fiscal year-end 1999 is below the carrying amount primarily due to the conversion price of the convertible obligations exceeding the market price of the Company's common stock.
      Interest rate swap agreements are in place on the borrowings associated with the Delano facilities and are with a different counter-party than the holders of the underlying debt. These swaps have terms expiring in December 2000 commensurate with the final maturity of the debt. The swaps have effectively converted floating rate debt to fixed rate



15.   Fair Value of Financial Instruments (continued)

borrowings. Management believes any credit risk associated with the swaps is remote. The notional amount of the swap agreements was $33.6 million and $53.6 million at fiscal year-end 1999 and 1998, respectively. The fair value of such agreements is the estimated amount that the Company would pay upon termination of the contract, taking into account the change in market interest rates and creditworthiness of the counterparties. During fiscal 1999 and 1998, the average variable rate received under the swap agreement was 3.0% and 3.6%, respectively.

16.   Comprehensive Income

      During the first quarter of fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income (loss) and "other comprehensive items, net," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized net of tax losses on available-for-sale investments.
      Accumulated other comprehensive items in the accompanying balance sheet consist of the following:

(In thousands)                                                                                1999    1998
------------------------------------------------------------------------------------------- ------- ------

Cumulative Translation Adjustment                                                            $(206)  $ 112
Net Unrealized Loss on Available-for-sale Investments                                         (164)     (2)
                                                                                             -----   -----

                                                                                             $(370)  $ 110
                                                                                             =====   =====


17.   Earnings (Loss) per Share

      Basic and diluted earnings (loss) per share were calculated as follows:

(In thousands except per share amounts)                                        1999        1998       1997
------------------------------------------------------------------------- ---------- ----------- ----------

Basic
Net Income (Loss)                                                           $(59,420)  $ 31,209    $22,545
                                                                            --------   --------    -------

Weighted Average Shares                                                       35,944     29,299     24,613
                                                                            --------   --------    -------

Basic Earnings (Loss) per Share                                             $  (1.65)  $   1.07    $   .92
                                                                            ========   ========    =======

Diluted
Net Income (Loss)                                                           $(59,420)  $ 31,209    $22,545
Effect of:
 Convertible debentures                                                            -      2,387      2,374
 Majority-owned subsidiary's dilutive securities                                   -        (13)         -
                                                                            --------   --------    -------

Income (Loss) Available to Common Shareholders, as Adjusted                 $(59,420)  $ 33,583    $24,919
                                                                            --------   --------    -------

Weighted Average Shares                                                       35,944     29,299     24,613
Effect of:
 Convertible debentures                                                            -      9,541     13,746
 Stock options                                                                     -        312        381
                                                                            --------   --------    -------

Weighted Average Shares, as Adjusted                                          35,944     39,152     38,740
                                                                            --------   --------    -------

Diluted Earnings (Loss) per Share                                           $ (1.65)   $    .86    $   .64
                                                                            =======    ========    =======

      Options to purchase 633,000, 73,000, and 76,000 shares of common stock were not included in the computation of diluted earnings (loss) per share for fiscal 1999, 1998, and 1997, respectively, because their effect would have been antidilutive due to the options' exercise prices exceeding the average market price for the common stock and, in fiscal 1999, due to the Company's net loss position. In addition, the computation of diluted earnings (loss) per share for fiscal 1999 excludes the effect of assuming the conversion of the Company's
$45.0 million principal amount of 4.875% convertible debentures, convertible at $16.50 per share, and $1.8 million principal amount of noninterest-bearing subordinated convertible debentures, convertible at $13.56 per share because the effect would be antidilutive due to the Company's net loss position.

18.   Proposed Reorganization

      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company would be merged into Thermo Electron. As a result, the Company would become a wholly owned subsidiary of Thermo Electron. The public shareholders of the Company would receive common stock in Thermo Electron in exchange for their shares. This proposal is subject to numerous conditions, including establishment of a price and exchange ratio, confirmation of anticipated tax consequences, receipt of a fairness opinion from an investment banking firm, approval by the board of directors of the Company (including its independent directors), negotiation and execution of a definitive merger agreement, and completion of review by the Securities and Exchange Commission of certain required filings regarding the proposed transaction.


19.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                           First       Second   Third (a)  Fourth (b)
--------------------------------------------------------- ----------- ------------ ----------- -----------

Revenues                                                     $45,061     $ 47,330     $ 52,267    $ 60,835
Gross Profit                                                  11,514       10,569       15,688      14,519
Net Income (Loss)                                              2,510        1,754      (74,558)     10,874
Earnings (Loss) per Share:
 Basic                                                           .07          .05        (2.07)        .30
 Diluted                                                         .07          .05        (2.07)        .29

1998                                                       First (c)       Second       Third  Fourth (d)
--------------------------------------------------------- ----------- ------------ ----------- -----------

Revenues                                                     $47,809     $ 47,207     $50,748     $ 63,207
Gross Profit                                                  16,414       13,562      16,328       27,161
Net Income                                                     9,258        4,198       4,824       12,929
Earnings per Share:
 Basic                                                           .38          .17         .15          .36
 Diluted                                                         .25          .13         .14          .34

(a) Reflects restructuring and related costs of $126.4 million.
(b) Reflects $1.1 million of fees associated with the sale of a power-sales agreement, nonrecurring income of $13.5 million, inventory provisions of $3.0 million, and restructuring and related costs of $1.9 million.
(c) Reflects the November 1997 acquisition of the Bt business of Novartis and a nontaxable gain of $6.3 million from the issuance of stock by subsidiary.
(d) Reflects the inclusion of $1.9 million of fees received from the release by the Company of certain rights relating to power-generating equipment.



Thermo Ecotek Corporation                                                       1999 Financial Statements

                                 Report of Independent Public Accountants

To the Shareholders and Board of Directors of Thermo Ecotek Corporation:

      We have audited the accompanying consolidated balance sheet of Thermo
Ecotek Corporation (a Delaware corporation and 94%-owned subsidiary of Thermo
Electron Corporation) and subsidiaries as of October 2, 1999, and October 3,
1998, the related consolidated statements of operations, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended October 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo
Ecotek Corporation and subsidiaries as of October 2, 1999, and October 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 2, 1999, in conformity with generally accepted accounting principles.



                                          Arthur Andersen LLP



Boston, Massachusetts
November 8, 1999


Thermo Ecotek Corporation                                                       1999 Financial Statements

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

Overview

      The Company reports its results in two business segments. The Energy segment operates independent electric power-generation facilities through joint ventures, limited partnerships, or wholly owned subsidiaries (the Operating
Companies), as well as a natural gas business (Star Natural Gas). The
Biopesticides segment manufactures and sells naturally derived pesticides through the Company's majority-owned subsidiary, Thermo Trilogy Corporation.
      In the Energy segment, each Operating Company in the United States typically sells power under a long-term power-sales agreement. The profitability of operating the Company's facilities depends on the price received for power under the power-sales agreements with power purchasers, on plant performance or availability, and on the fuel, operating, and maintenance costs for the facilities. The Energy segment earns a disproportionately high share of its income in May to October due to the rate structures under the power-sales agreements for its California plants, which provide strong incentives to operate during this period of high demand. Conversely, the Energy segment has historically operated at marginal profitability during the second fiscal quarter due to the rate structure under these agreements. The Energy segment's profitability is also dependent on the amount of development expenses that it incurs.
      Through May 1999, the Energy segment also operated in the field of engineered clean fuels through a limited partnership agreement with KFx, Inc.
The Company is a 95% partner in a partnership that was established to develop, construct, and operate a subbituminous coal-beneficiation facility near
Gillette, Wyoming (the K-Fuel Facility). In May 1999, the Company made a decision to hold the K-Fuel Facility for sale or disposal (Note 10).
      The Company has expanded its energy operations into international markets and has begun business- development efforts in the Czech Republic and Germany.
In January 1998, the Company, through a wholly owned subsidiary's participation in a joint venture, indirectly acquired a majority interest in the assets of a 12-megawatt energy center near Tabor, Czech Republic, along with the business of five auxiliary boilers in the town of Pribram, Czech Republic (the Czech
Republic operations). The Company completed an expansion of the facility to 50-megawatt capacity in March 1999. In September 1999, the Company purchased, through a joint venture, a 58-megawatt electricity generating facility in Premnitz, Germany (Premnitz) for $4.5 million, including the assumption of debt
(Note 3). The cost of business-development efforts may increase as the Company expands into these markets due to increased complexity inherent in foreign development. In addition, the amount of cash required to fund the equity component of these investments is expected to increase, due to the financing requirements of lenders in foreign markets.
      During fiscal 1998, the Company established its Star Natural Gas subsidiary in Dallas, Texas, to pursue opportunities in the natural gas gathering, processing, storage, and marketing business. In May 1999, Star purchased one gas gathering system and two gas processing plants (the gas facilities) for $8.6 million in cash and future contingent payments based on the performance of the gas facilities of up to $5.6 million (Note 3).
      Thermo Trilogy's biopesticide products include botanical extracts from the seed of the tropical neem tree, microbial-based pesticides (fungal-based insecticides and fungicides, bacterial-based insecticides, bacculovirus, and beneficial nematodes), insect pheromone-based products such as traps and lures, and disease-free sugar cane planting stock. These biopesticide products are used as alternatives or complements to conventional chemical-based pest-


Overview (continued)

control technologies. In November 1997, Thermo Trilogy acquired the sprayable bacillus thuringiensis (Bt) biopesticide business of Novartis AG and its affiliates (the Bt business). Because Thermo Trilogy currently markets its products predominantly for use in the northern hemisphere, where the growing season generally runs from March to October, it generally earns a disproportionately high share of its revenues in its third and fourth fiscal quarters.
      Since its inception, the Company has derived a substantial majority of its revenue from the development, construction, and operation of biomass-fueled electric-generation facilities. While the Company's U.S. biomass energy business is expected to continue to generate revenues for the foreseeable future, the Company expects the aggregate revenues and profitability associated with this business to decline significantly beginning in fiscal 2000 due to the expiration or termination of power-sales agreements at the biomass facilities. In anticipation of this decline, the Company has explored other options for its biomass facilities, including disposal or repowering (Note 10). Such efforts will continue in fiscal 2000. In addition, within the next few years, the Company expects a substantial portion of its revenues to be derived from other business ventures such as repowering, natural gas gathering and storage, and/or biopesticides. A major portion of the Company's efforts will be focused on developing and acquiring new power projects, including repowering existing power plants and natural gas gathering and storage projects. The Company has had limited prior experience in the repowering of power plants and in the natural gas gathering and storage business, and there can be no assurance that the Company will be able to successfully develop, market, or sell its services in these areas. The Company's future success will depend significantly on its ability to develop, introduce, and integrate new products and services in these areas. No assurance can be given that the Company will be successful in this regard. Any failure or inability of the Company to implement these strategies would have a material adverse effect on the Company's business, financial condition, and results of operations.

Results of Operations

Fiscal 1999 Compared With Fiscal 1998
      Total revenues were $205.5 million in fiscal 1999, compared with $209.0 million in fiscal 1998. Revenues from the Energy segment were $178.3 million in fiscal 1999, compared with $176.0 million in fiscal 1998. Revenues increased by $5.7 million from the operation of newly acquired electricity-generating facilities and by $3.5 million at Star Natural Gas, primarily due to the inclusion of revenues from the gas facilities, acquired in May 1999. Revenues also increased $4.7 million at the Company's Czech Republic operations due to a plant expansion and, to a lesser extent, the inclusion of its revenues for a full twelve months in fiscal 1999, compared with nine months in fiscal 1998.
These increases were offset in part by decreases in revenues aggregating $9.1 million at the Company's Mendota and Woodland facilities. The utility that purchases power from the Mendota and Woodland facilities commenced paying for power at avoided cost rates during the fourth quarter of fiscal 1999, as discussed below. During fiscal 1999 and 1998, the Energy segment recorded as revenues fees of $1.1 million and $1.9 million, respectively, associated with the sale of a power-sales agreement and the release of rights to certain generating equipment, respectively.
      During fiscal 1999, Southern California Edison (SCE), the utility that purchases the output of the Company's Delano I and Delano II facilities, interpreted the power-sales agreement for the Delano facilities to permit SCE to pay reduced rates for energy produced during off-peak periods. Although the Company contests this interpretation, SCE has reduced its payments to reflect the lower rate and accordingly, during the fourth quarter of fiscal 1999, the Company recorded a reduction in revenues of $2.8 million related to this dispute. The Company is considering its alternatives concerning its claim.
      Revenues at Thermo Trilogy decreased to $27.2 million in fiscal 1999 from $33.0 million in fiscal 1998, primarily due to decreased demand. The Company believes the lower demand has resulted from depressed agriculture prices and a corresponding decrease in expenditures by this industry. There can be no assurance that this trend will not continue.


Fiscal 1999 Compared With Fiscal 1998 (continued)
      The gross profit margin decreased to 25% in fiscal 1999 from 35% in fiscal
1998. The gross profit margin for the Energy segment decreased to 25% in fiscal
1999 from 34% in fiscal 1998, primarily due to a $5.8 million increase in operating losses before restructuring charges at the Company's K-Fuel Facility, which was placed in service in April 1998 and closed in May 1999. In addition, the transition to avoided cost rates at the Mendota plant contributed to the decrease in the gross profit margin. The gross profit margin for Thermo Trilogy decreased to 26% in fiscal 1999 from 42% in fiscal 1998, primarily due to $3.0 million of provisions for inventories deemed unsaleable and excess based on recent demand (Note 10) and, to a lesser extent, decreased revenues.
      The power-sales agreements for the Company's Mendota, Woodland, and Delano plants in California are so-called standard offer #4 (SO#4) contracts, which require Pacific Gas & Electric (PG&E), in the case of Mendota and Woodland, and SCE, in the case of the Delano facilities, to purchase the power output of the projects at fixed rates through specified periods. Thereafter, the utility will pay a rate based upon the costs that would have otherwise been incurred by the purchasing utilities in generating their own electricity or in purchasing it from other sources (avoided cost). Avoided cost rates are currently substantially lower than the rates the Company has received under the fixed-rate portions of its contracts and are expected to remain so for the foreseeable future. PG&E stopped paying for power purchased from the Mendota and Woodland facilities at fixed cost rates effective in July and August 1999, respectively, although the Company believes that this change from fixed cost rates occurred six months earlier than the power-sales agreements provided. The Company is considering its alternatives concerning this dispute. Based on current avoided cost rates, the Company expects that the Woodland plant will operate at breakeven or nominal operating losses, primarily as a result of nonrecourse lease obligations that have been partially funded from the Woodland plant's past cash flows. Absent sufficient reductions in fuel prices and other operating costs, the Company will draw down power reserve funds to cover operating cash shortfalls and then, if such funds are depleted, either renegotiate its nonrecourse lease for the Woodland plant or forfeit its interest in the plant.
Revenues from the Woodland plant were $28.9 million in fiscal 1999. The results of the Woodland facility were approximately breakeven, as a result of recording as an expense the funding of reserves required under Woodland's nonrecourse lease agreement to cover expected shortfalls in lease payments.
      As a result of the transition from fixed contract rates to avoided costs rates, the Mendota plant operated at a loss in the fourth quarter of fiscal 1999 and expects to do so in the first quarter of fiscal 2000. However, based on current avoided cost rates, the Mendota plant is expected to operate at a profit subsequent to the first quarter of fiscal 2000. The Mendota plant's revenues and operating income were $24.4 million and $3.8 million, respectively, in fiscal
1999. In May 1999, the Company reached an agreement to terminate its power-sales agreement, effective December 31, 1999, for the Delano facilities. As a result of reaching this agreement, the Company expects that the results of the Delano facilities will be reduced to breakeven or a nominal loss subsequent to December
1999. The Delano plants' aggregate revenues and operating income before restructuring charges were approximately $63.6 million and $33.4 million, respectively, in fiscal 1999. In anticipation of these expected declines in revenues and operating income, the Company may continue to explore other options for its biomass facilities, including disposal or repowering.
      Selling, general, and administrative expenses as a percentage of revenues increased to 13% in fiscal 1999 from 11% in fiscal 1998, primarily due to the inclusion of higher selling, general, and administrative expenses as a percentage of revenues at Star Natural Gas and an increase of $2.0 million in business development costs over fiscal 1998.
      Research and development expenses were $2.7 million in fiscal 1999 and $2.4 million in fiscal 1998, and represent Thermo Trilogy's ongoing new-product development.



Fiscal 1999 Compared With Fiscal 1998 (continued)
      During fiscal 1999, the Company recorded restructuring and nonrecurring costs, net, of $112.8 million (Note 10). Restructuring costs of $126.3 million include $68.0 million recorded due to the Company's decision to hold the K-Fuel
Facility for sale or disposal, $51.0 million recorded as a result of entering into an agreement to terminate the power-sales agreement at its Delano facilities, $3.8 million representing impairment of the Company's net investment in the Woodland facility, $1.5 million to write off a power plant that is held for sale, $1.4 million of other asset write-offs, and $0.6 million for severance. The Company also recorded $13.5 million of nonrecurring income as a result of entering into an agreement to terminate the power-sales agreement at its Gorbell facility in Athens, Maine. The Gorbell plant's revenues and operating income before nonrecurring items were $9.2 million and $1.3 million, respectively, in fiscal 1999. The Company expects to complete the sale or disposal of the K-Fuel Facility in fiscal 2000.
      Interest income decreased to $2.7 million in fiscal 1999 from $4.1 million in fiscal 1998. The decrease was primarily due to lower average invested balances due to cash expended for the acquisition and expansion of the Czech
Republic operations, the repurchase of Company common stock in fiscal 1998, construction of the K-Fuel Facility, the purchase of power-generation facilities and related sites in California, and the purchase of the gas facilities.
      Interest expense decreased to $7.3 million in fiscal 1999 from $11.0 million in fiscal 1998, primarily due to lower outstanding debt related to the Company's Delano and Mendota plants and, to a lesser extent, the conversion by Thermo Electron Corporation of $68.5 million principal amount of the Company's
4% subordinated convertible debentures in May 1998.
      The Company and Thermo Electron adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. As a result of the sale of common stock by Thermo Trilogy, the Company recorded a gain of $6.3 million in fiscal
1998 (Note 5). This gain represents an increase in the Company's proportionate share of the subsidiary's equity and is classified as gain on issuance of stock by subsidiary in the accompanying statement of operations.
      Other expense of $2.1 million in fiscal 1999 represents the write-down of available-for-sale equity securities held by the Company due to an impairment that the Company deems permanent (Note 10).
      Equity in earnings of joint venture represents the Company's proportionate share of earnings from a joint venture.
      The effective tax rate was a benefit of 37% in fiscal 1999 and a provision of 32% in fiscal 1998. The effective tax rate in fiscal 1999 differed from the statutory federal income tax rate, primarily due to tax credits earned from the production of fuel prior to the closure of the K-Fuel Facility and the exclusion of income taxed directly to a minority partner, offset in part by the effect of certain nondeductible restructuring costs. The effective tax rate in fiscal 1998 was below the statutory federal tax rate due to the nontaxable gain on issuance of stock by subsidiary and the exclusion of income taxed directly to a minority partner, offset in part by state income taxes.
      The Company recorded minority interest income in fiscal 1999, primarily due to the allocation of $1.5 million in restructuring costs to the Company's minority partner in the K-Fuel Facility (Note 10) and, to a lesser extent, losses incurred at Thermo Trilogy, offset in part by the allocation of income from plant operations to a minority partner in an Operating Company. Minority interest expense in fiscal 1998 represents the allocation of income from plant operations to a minority partner in an Operating Company and the minority shareholders' proportionate share of Thermo Trilogy's results.



Fiscal 1998 Compared With Fiscal 1997
      Total revenues increased 16% to $209.0 million in fiscal 1998 from $180.2 million in fiscal 1997. Revenues from the Energy segment increased to $176.0 million in fiscal 1998 from $164.3 million in fiscal 1997. The increase was primarily due to higher contractual energy rates at the Company's Delano, Gorbell, and Whitefield facilities and, to a lesser extent, the inclusion of $6.0 million of revenues from the Czech Republic operations, acquired in January
1998. Revenues in fiscal 1998 included $1.9 million of fees received from the release by the Company of certain rights relating to power-generating equipment.
Revenues in fiscal 1997 included $8.2 million of previously deferred revenue related to an August 1993 agreement with a utility (Note 12).
      Revenues at Thermo Trilogy increased to $33.0 million in fiscal 1998 from $15.9 million in fiscal 1997. The increase was primarily due to the inclusion of $14.6 million of revenues from the Bt business of Novartis, acquired in November
1997.
      The gross profit margin decreased to 35% in fiscal 1998 from 36% in fiscal
1997. The gross profit margin for the Energy segment decreased to 34% in fiscal
1998 from 36% in fiscal 1997. The decrease was primarily due to the effect on gross profit in fiscal 1997 of recording $8.2 million of previously deferred revenue and, to a lesser extent, $4.2 million of losses in fiscal 1998 at the Company's K-Fuel Facility.
      The gross profit margin for Thermo Trilogy decreased to 42% in fiscal 1998 from 43% in fiscal 1997, primarily due to the inclusion of lower-margin revenues from the Bt business of Novartis.
      Selling, general, and administrative expenses as a percentage of revenues increased to 11% in fiscal 1998 from 9% in fiscal 1997. The increase resulted primarily from the inclusion of higher selling, general, and administrative expenses as a percentage of revenues at Thermo Trilogy due to the acquisition of the Bt business of Novartis.
      Research and development expenses represent Thermo Trilogy's ongoing new product development and increased to $2.4 million in fiscal 1998 from $1.6 million in fiscal 1997 due to the inclusion of expenses from the Bt business of Novartis.
      Interest income decreased to $4.1 million in fiscal 1998 from $5.1 million in fiscal 1997. The decrease was primarily due to lower average invested balances due to cash expended for the acquisition of the Bt business of Novartis, the acquisition and expansion of the Czech Republic operations, the repurchase of Company common stock, construction of the K-Fuel Facility, and the purchase of power-generation facilities and related sites in California.
      Interest expense decreased to $11.0 million in fiscal 1998 from $13.9 million in fiscal 1997. The decrease was primarily due to lower outstanding debt related to the Company's Delano and Mendota plants and, to a lesser extent, the conversion by Thermo Electron of $68.5 million principal amount of the Company's
4% subordinated convertible debentures in May 1998.
      During fiscal 1998, the Company recorded a gain of $6.3 million as a result of the sale of common stock by Thermo Trilogy.
      Equity in earnings of joint venture represents the Company's proportionate share of earnings from a joint venture.
      The effective tax rates were 32% and 38% in fiscal 1998 and fiscal 1997, respectively. The effective tax rate in fiscal 1998 was below the statutory federal income tax rate due to the nontaxable gain on issuance of stock by subsidiary and the exclusion of income taxed directly to a minority partner, offset in part by state income taxes. The effective tax rate in fiscal 1997 exceeded the statutory federal income tax rate, primarily due to the impact of state income taxes, offset in part by the exclusion of income taxed directly to a minority partner.
      Minority interest expense represents the allocation of income from plant operations to a minority partner in an Operating Company and, in fiscal 1998, the minority shareholders' proportionate share of Thermo Trilogy's results.



Liquidity and Capital Resources

      Working capital was $103.3 million at October 2, 1999, compared with $83.6 million at October 3, 1998. The Company had cash, cash equivalents, and current restricted funds of $49.9 million at October 2, 1999, compared with $65.9 million at October 3, 1998. In addition, at October 2, 1999, the Company had
$17.8 million invested in an advance to affiliate. Prior to the use of a new domestic cash management arrangement between the Company and Thermo Electron, which became effective June 1999, amounts invested with Thermo Electron were included in cash and cash equivalents. Current restricted funds, which consists of funds held in trust pursuant to certain lease and debt agreements, totaled
$28.0 million and $24.5 million at October 2, 1999, and October 3, 1998, respectively. In addition, cash and cash equivalents in the accompanying balance sheet includes $12.5 million and $12.0 million of cash at October 2, 1999, and October 3, 1998, respectively, which is restricted by the terms of certain lease and financing agreements. These restrictions limit the ability of the Operating
Companies to transfer funds to the Company in the form of dividends, loans, advances, or other distributions. Further, until such time, if ever, as projections of avoided costs change, all cash flows from the Woodland Operating
Company, other than cash required for tax distributions, will be restricted from distribution to the Company.
      During fiscal 1999, the Company's operating activities provided cash and restricted funds of $48.8 million. Cash provided by the Company's operations and an increase in accounts payable of $19.9 million was offset in part by $17.9 million of cash used to fund an increase in accounts receivable. The increase in accounts payable and accounts receivable are primarily due to increased business activity at Star Natural Gas, which did not have substantial operations until fiscal 1999. The Company expects to pay accrued restructuring costs of $7.8 million primarily over the next 12 months.
      The Company's investing activities, excluding advance to affiliate activity, used $23.3 million of cash during fiscal 1999. The Company expended
$25.8 million on capital expenditures during fiscal 1999, including $11.0 million to complete construction on an expansion to 50-megawatt capacity at the Czech Republic operations. In addition, the Company, through its Limited
Partnership Agreement with KFx Wyoming, Inc., expended $4.7 million for additions to the K-Fuel Facility. The Company expects to make capital expenditures for existing operations of approximately $47.0 million during fiscal 2000, primarily related to the projects discussed below. The Company also expended $12.6 million, net of cash acquired, for the purchase of one gas gathering system and two gas processing facilities and a power-generation facility in Germany (Note 3). Proceeds from the termination of a power-sales agreement provided $15.8 million of cash in fiscal 1999 (Note 10).
      During fiscal 1999, the Company's financing activities used cash of $23.7 million, primarily for the repayment of long-term obligations and payments under capital lease obligations related to three of its California plants.
      The Company has completed the expansion project of its Czech Republic operations. The cost of the acquisition and expansion of this facility was approximately $32 million. The Company has begun repowering and expansion efforts at an existing project in Southern California and development efforts for an electricity-generating facility in Florida. The Company estimates the total cost of the Southern California and Florida projects to be $570 million and $105 million, respectively. The Company has committed to spend approximately
$140 million for the purchase of certain equipment for the Southern California facility, of which it has expended $5 million as a nonrefundable deposit. The
Company expects to obtain project financing to fund this purchase although it does not currently have any firm available credit facilities. In addition, together with a 10% joint venture partner, the Company is developing a gas storage facility in Colorado at an expected cost of $35 million. The Company expects it will require significant financing for these development and expansion projects, although the Company does not currently have any firm available credit facilities. Although the Company's projects are designed to produce positive cash flow over the long term, the Company will have to obtain significant additional funds from time to time to meet project development requirements, including the funding of equity investments, and to complete acquisitions. As the Company acquires, invests in, or develops future plants, the Company expects to finance them with nonrecourse debt, internal funds, or through borrowings from third parties or Thermo Electron. Although Thermo
Electron has expressed its willingness to



Liquidity and Capital Resources (continued)

provide funds to the Company on a short-term basis to partially finance acquisitions and equity investments in future projects, the Company has no agreements with Thermo Electron or third parties that assure funds will be available on acceptable terms, or at all.

Market Risk

      The Company is exposed to market risk from changes in equity prices, foreign currency exchange rates, and interest rates, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Equity Prices
      The Company's long-term available-for-sale investment includes an equity security that is sensitive to fluctuations in price. In addition, the Company's convertible debentures are sensitive to fluctuations in the price of Company common stock into which the debentures are convertible. Changes in equity prices would result in changes in the fair value of the Company's long-term available-for-sale investment and convertible debentures due to the difference between the current market price and the market price at the date of purchase or issuance of the financial instrument. A 10% increase in the fiscal year-end 1999 and 1998 market equity prices would result in a negative impact of $1.1 million and $6.2 million, respectively, on the net fair value of the Company's price-sensitive equity financial instruments. The change in the net fair value from fiscal 1998 to 1999 is primarily due to a decrease in the market price of the Company's common stock relative to the conversion price of the debentures.

Foreign Currency Exchange Rates
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in Czech koruna and British pounds sterling. The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is recorded as a separate component of shareholders' investment. A 10% depreciation in fiscal year-end
1999 and 1998 functional currencies, relative to the U.S. dollar, would result in a reduction of shareholders' investment of $4.3 million and $0.8 million, respectively.

Interest Rates
      The Company's long-term obligations and interest rate swap agreements are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase or issuance of the financial instrument. A 10% decrease in fiscal year-end 1999 and 1998 market interest rates would result in a negative impact of $0.6 million and $0.4 million, respectively, on the net fair value of the Company's interest-sensitive financial instruments.



Year 2000

      The following information constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 date recognition issue on the Company's internal business systems and operations. The Company's year
2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) assessing the year 2000 readiness of its key suppliers, customers, and vendors to determine their year 2000 compliance status; and (iii) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and non-information technology systems will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and non-information technology systems for year 2000 compliance, has been completed.
During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance.
The Company also evaluated the potential year 2000 impact on its critical non-information technology systems, which efforts included testing the year 2000 readiness of its manufacturing, utility, and telecommunications systems at its critical facilities. In phase two of its program, any material noncompliant information technology systems or non-information technology systems that were identified during phase one were prioritized and remediated. The Company substantially completed the process of upgrading or replacing such noncompliant information technology systems as of October 31, 1999. The Company has also completed upgrading its hardware and software relating to plant control operations at all eight of its U.S. facilities. In many cases, such upgrades or replacements were made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. For phase three of the program, the Company will continue monitoring its critical internal business systems and non-information technology systems in an effort to ensure that no operating disruptions due to year 2000 issues occur.
      The Company is continuing its process of identifying and assessing the year 2000 readiness of key suppliers, vendors, and customers that are believed to be significant to the Company's business operations, including its most significant electric utility customers. As part of this ongoing effort, the Company has developed and distributed questionnaires requesting year 2000 compliance information from its significant suppliers, vendors, and customers.
To date, no significant supplier, vendor, or customer has indicated that it believes its business operations will be materially disrupted by the year 2000 issue. The Company has been contacting and working with its significant suppliers, vendors, and customers to verify the information that has been provided. The Company has placed increased focus on any significant supplier, vendor, or customer that either does not respond to the Company's questionnaire or, from information provided, is considered to be lacking in its year 2000 compliance effort. The Company has completed its assessment of significant vendors, suppliers, customers, and all other third-party risks. The Company has developed and implemented internal systems and procedures to monitor the response of its significant suppliers, vendors, and customers regarding the state of their year 2000 compliance readiness.

Contingency Plan
      The Company has developed a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems.
This plan includes identifying and securing other suppliers and modifying production facilities and schedules. As the Company continues to monitor the year 2000 readiness of its business systems and facilities, significant suppliers, vendors, and customers, it will modify and adjust its contingency plan as may be required.



Year 2000 (continued)

Estimated Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. Year 2000 costs relating to facilities were funded from working capital. All internal costs and related external costs other than capital additions related to year 2000 remediation have been expensed as incurred. The
Company does not track the internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Reasonably Likely Worst Case Scenario
      At this point in time, the Company is not able to determine the most reasonably likely worst case scenario to result from the year 2000 issue. One possible worst case scenario would be that certain of the Company's material suppliers, vendors, or customers experience business disruptions due to the year
2000 issue and, with respect to suppliers and vendors, are unable to provide materials and services to the Company on time and, with respect to customers, may result in their inability to accept power produced. The Company's operations could be delayed or temporarily shut down, and it could be unable to meet its obligations to customers in a timely fashion. The Company's business, operations, and financial condition could be adversely affected in amounts that cannot be reasonably estimated at this time. If the Company believes that any of its key suppliers or vendors may not be year 2000 ready, it will seek to identify and secure other suppliers or vendors as part of its contingency plan.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. Further, while the Company has completed work on its material business systems and supporting operations, there can be no assurance that the Company will not encounter unexpected costs or delays beyond its control. If any of the Company's material suppliers, vendors, or customers experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. If any of the countries in which the Company operates experience significant year 2000 disruption, the Company could also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues.
Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.



Thermo Ecotek Corporation                                                       1999 Financial Statements

                                        Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important risk factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

General

      Transition of Business Focus. Since its inception, the Company has derived a substantial majority of its revenue from the development, construction, and operation of biomass-fueled electric-generation facilities. While the Company's
U.S. biomass energy business is expected to continue to generate revenues for the foreseeable future, the Company expects the aggregate revenues and profitability associated with this business to decline significantly beginning in fiscal 2000 due to the expiration or termination of power-sales agreements at the biomass facilities. In anticipation of this decline, the Company has explored other options for its biomass facilities, including disposal or repowering. Such efforts will continue in fiscal 2000. In addition, within the next few years, the Company expects a substantial portion of its revenues to be derived from other business ventures such as repowering, natural gas gathering and storage, and/or biopesticides. A major portion of the Company's efforts will be focused on developing and acquiring new power projects, including repowering existing power plants, and natural gas gathering and storage projects. The
Company has had limited prior experience in the repowering of power plants and in the natural gas gathering and storage business, and there can be no assurance that the Company will be able to successfully develop, market, or sell its products and services in these areas. The Company's future success will depend significantly on its ability to develop, introduce, and integrate new products and services in these areas. No assurance can be given that the Company will be successful in this regard. Any failure or inability of the Company to implement these strategies would have a material adverse effect on the Company's business, financial condition, and results of operations.

      Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses that complement or augment the Company's business strategy or existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. Any acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies that would result in substantial expenses for the amortization of goodwill. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company.

Risks Associated with Energy Business

    Development Risks

      Uncertainty of Project Development. The process of locating, developing, permitting, financing, and constructing power plants is complex, lengthy, and expensive. Only a small percentage of the projects that the Company evaluates and pursues ultimately results in operating projects. As a result, the Company may not recover any expenses that it incurs in the evaluation and development of many projects.
      The Company currently operates seven U.S. facilities that utilize biomass as fuel. The Company is not currently considering the development of further biomass-fueled projects in the U.S. due to high biomass fuel costs and the relatively high costs of constructing and operating biomass-fueled plants. The
Company is actively exploring opportunities for repowering or developing power facilities in the U.S. The Company is considering the development of biomass-fueled projects internationally in countries where market conditions may support profitable biomass operations. The Company has also expanded its development focus to include international clean power opportunities and other environmentally sound technologies such as developing or repowering natural gas or coal-fueled power facilities. In this regard, the Company has established operations in the Czech
Republic and Germany. The completion or success of these projects and new ventures is subject to a number of significant conditions, including obtaining financing, negotiating key contracts with partners and other third parties, and other material development activities such as obtaining required permits. No assurance can be given that these projects or new ventures will be completed on a timely basis, or at all. Any failure by the Company to successfully develop new projects would have a material adverse effect on the future growth of the Company.

      Uncertainty of Access to Capital. The Company has sought to finance the debt portion of each of its power projects in a manner that is substantially nonrecourse to the Company. To minimize its equity commitment, the Company must borrow substantial amounts from third-party lenders. The borrowings are typically secured only by the applicable project assets and the capital stock of the appropriate entity, typically a joint venture or limited partnership in which the Company has a majority interest or wholly owned subsidiary through which the Company develops its projects and operates its facilities (an
Operating Company). The Company anticipates that it will require substantial financing to fund both the equity and debt components of future projects. No assurance can be given that financing for future projects will be available on a nonrecourse basis or on acceptable terms, or at all. Any failure by the Company to obtain adequate amounts of financing on acceptable terms would have a material adverse effect on the future growth of the Company.

      Dependence on Terms of Power-sales Agreement. The profitability of any of the Company's power facilities is heavily dependent upon the power-sales agreement that it has entered into with the electric utility or other customer.
Under certain of these agreements, in the event of service termination by the Operating Company prior to the end of the applicable obligation period, the Operating Company may be required to reimburse the utilities to the extent that cumulative revenue calculated at established rates exceeds the amounts calculated at the utilities avoided cost rates. Most of the Company's existing power-sales agreements were obtained as a direct negotiation with the purchasing utility. However, in recent years, in the U.S. such agreements have increasingly been awarded as a result of competitive bidding. Consequently, obtaining a power-sales agreement in the U.S. has become progressively more competitive and expensive and, in many cases, less profitable. In the future, foreign power-sales agreements also may increasingly be subject to competitive bidding.
In addition, the passage of the National Energy Policy Act of 1992 has removed certain barriers to entry into the independent power market by utilities and others, and is expected to increase competition in that market. There can be no assurance that power-sales agreements, if any, entered into by the Company in the future will be as profitable as the Operating Companies' power-sales agreements prior to fiscal 1999.

      Risks Associated with Doing Business Outside the United States. The
Company believes that significant growth opportunities in the power market exist outside of the U.S. In that regard, the Company is currently pursuing projects in the Czech Republic and Germany, and intends to identify other countries in which to develop power projects. Doing business in many foreign countries exposes the Company to many risks that are not present in the U.S., including political, military, privatization, currency exchange and repatriation risks, and higher credit risks related to the utility purchaser. In addition, it is possible that legal obligations may be more difficult for the Company to enforce in foreign countries and that the Company may be at a disadvantage in any legal proceeding with the local entity. Local laws may also limit the ability of the Company to hold a majority interest in some of the projects that it develops or acquires. The Company's costs associated with business development efforts outside the U.S. are expected to increase due to increased complexity inherent in foreign development. In addition, the amount of cash required to fund equity investments is expected to increase due to the financing requirements of lenders in foreign markets.

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



      Uncertainty of Regulatory or Community Support. Development, construction, and operation of a power project requires numerous environmental, siting, and other permits. The process of obtaining these permits can be lengthy and expensive. In addition, local opposition to a particular project can substantially increase the cost and time associated with developing a project, and can potentially render a project unfeasible or uneconomic. The Company may incur substantial costs or delays or may be unsuccessful in developing power projects as a result of such opposition.

    Operating Risks

      Expected Price Reductions Under California SO#4 Contracts. The power-sales agreements for the Company's Woodland, Mendota, and Delano plants in California are so-called standard offer #4 (SO#4) contracts, which require Pacific Gas &
Electric (PG&E), in the case of Woodland and Mendota, and Southern California
Edison (SCE), in the case of Delano and Delano II, to purchase the power output of the projects at fixed rates through specified periods. Thereafter, the utility will pay a rate based upon the costs that would have otherwise been incurred by the purchasing utilities in generating their own electricity or in purchasing it from other sources (avoided cost) (as determined from time to time by the California Public Utility Commission (CPUC)). Avoided cost is determined pursuant to a formula that is intended to estimate the price that the utility would, but for its contract with the power producer, be paying for the same amount of energy. The rate fluctuates with the price of fuels and certain other factors. Avoided cost rates are currently substantially lower than the rates the Company has received under the fixed-rate portions of its contracts and are expected to remain so for the foreseeable future. PG&E stopped paying for power purchased from the Mendota and Woodland facilities at fixed cost rates effective in July and August 1999, respectively, although the Company believes that this change from fixed cost rates occurred six months earlier than the power-sales agreements provided. The Company is considering its alternatives concerning this dispute. Based on current avoided cost rates, the Company expects that the Woodland plant will operate at breakeven or nominal operating losses through 2010, primarily as a result of nonrecourse lease obligations that have been partially funded from the Woodland plant's past cash flows. Absent sufficient reductions in fuel prices and other operating costs, the Company will draw down power reserve funds to cover operating cash shortfalls and then, if such funds are depleted, either renegotiate its nonrecourse lease for the Woodland plant or forfeit its interest in the plant. Revenues from the Woodland plant were $28.9 million in fiscal 1999. The results of the Woodland facility were approximately breakeven, as a result of recording as an expense the funding of reserves required under Woodland's nonrecourse lease agreement to cover expected shortfalls in lease payments.
      As a result of the transition from fixed costs rates to avoided costs rates, the Mendota plant operated at a loss in the fourth quarter of fiscal 1999 and expects to do so in the first quarter of fiscal 2000. Based on current avoided cost rates, the Mendota plant is expected to operate at a profit subsequent to the first quarter of fiscal 2000. The Mendota plant's revenues and operating income were $24.4 million and $3.8 million, respectively, in fiscal
1999. In May 1999, the Company reached an agreement to terminate its power-sales agreements, effective December 31, 1999, for the Delano facilities. As a result of reaching this agreement, the Company expects that the results of the Delano facilities will be reduced to breakeven or a nominal loss subsequent to December
1999. The Delano plants' aggregate revenues and operating income before restructuring charges were approximately $63.6 million and $33.4 million, respectively, in fiscal 1999. In anticipation of these expected declines in revenues and operating income, the Company may continue to explore other options for its biomass facilities, including disposal or repowering.

      Potential Decreased Power Sales Due to Power Curtailments. The power-sales agreements between the Woodland and Mendota Operating Companies and PG&E allowed
PG&E to curtail the quantity of power purchased under each of these agreements by up to 2,000 hours of generating capacity annually. PG&E normally exercised its curtailment rights during periods when cheaper hydroelectric power was available, which generally occurred following periods of heavy rain or snow.
Curtailment reduces the power payment received by the Operating Companies and, therefore, has an adverse effect on the financial results of those Operating
Companies. In November 29, 1997, the Company renegotiated PG&E's curtailment rights, limiting PG&E to 1,000 hours per calendar year effective January 1,


1998. The limitations on PG&E's curtailment rights ended at the same time as the fixed-price portion of PG&E's power-sales agreement with Woodland and Mendota
(discussed above). During fiscal 1999, the Company experienced approximately
1,030 hours of aggregate utility imposed curtailments at these plants.

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

      Dependence on Utility Customers. Each of the current U.S. projects relies upon one power sales agreement with a single electric utility customer for the majority, if not all, of its revenues over the life of the power sales agreement. During fiscal 1999, Public Service of New Hampshire (PSNH), SCE, and
PG&E accounted for 16%, 30%, and 26%, respectively, of the Company's revenues.
The failure of any one utility customer to fulfill its contractual obligations could have a substantial negative impact on the Company. No assurance can be given that a particular utility will not be unwilling or unable, at some time, to make required payments under its power sales agreements. Further, in a deregulated market, the Company may do business with customers of various sizes and levels of credit-worthiness.

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

    Regulatory Risks

      Potential Rate Reduction by PSNH. In 1990, a plan of reorganization (the
Plan) for PSNH was approved by the U.S. Bankruptcy Court for the District of New
Hampshire. Pursuant to the Plan, Northeast Utilities (NU) acquired the assets of PSNH. An agreement between NU and the State of New Hampshire contains language to the effect that PSNH will seek to renegotiate some of the terms of certain rate orders with small power producers, including the Whitefield and Hemphill
Operating Companies, and that the state will support PSNH in such efforts. PSNH reached agreements in principle with these two Operating Companies to settle the renegotiation of their rate orders. The settlement agreements were subject to the approval of the New Hampshire Public Utility Commission (NHPUC) on terms acceptable to both PSNH and the Operating Companies. The principal terms of the agreement generally called for the two Operating Companies to reduce the amount of power sold annually to PSNH to 70% of the plants'



capacities, and to reduce the price per kilowatt paid by PSNH to $0.06 per kilowatt hour, escalating three percent per year for the remainder of the term of the original, applicable rate order. In consideration of these reductions, the Operating Companies would receive certain cash settlement payments, paid over several years. In May 1998, the NHPUC issued a written ruling rejecting these settlement agreements. Certain members of the N.H. Legislature filed a motion requesting that the NHPUC reconsider its ruling and instead provide that the settlement agreements be left open. The NHPUC approved this request in July
1998. No further action has occurred on the settlement agreements. Rejection of the Company's rate orders would result in a claim for damages by the Company and could be the subject of lengthy litigation.
      In January 1997, NU disclosed in a filing with the Securities and Exchange
Commission that if a proposed deregulation plan for the New Hampshire electric utility industry were adopted, PSNH could default on certain financial obligations and seek bankruptcy protection. In February 1997, NHPUC voted to adopt a deregulation plan, and in March 1997, PSNH filed suit to block the plan.
In March 1997, the federal district court issued a temporary restraining order which prohibits the NHPUC from implementing the deregulation plan as it affects
PSNH, pending a determination by the court as to whether PSNH's claim could then be heard by the court. In April 1997, the court ruled that it could hear the case and ordered that the restraining order continue indefinitely pending the outcome of the suit. In addition, in March 1997, the Company, along with a group of other biomass power producers, filed a motion with the NHPUC seeking clarification of the NHPUC's proposed deregulation plan regarding several issues, including purchase requirements and payment of current rate order prices with respect to the Company's energy output. In March 1998, the NHPUC addressed the Operating Companies' motion and stated it was not the NHPUC's intent in the February 1997 order to impair any of the Operating Companies' legal rights in their rate orders. In August 1999, PSNH and the State reached a comprehensive settlement agreement which was filed with the NHPUC. The NHPUC has stayed its dockets concerning the deregulation plan pending review of this settlement agreement. The federal district court lawsuit has also been stayed pending settlement agreement review. If the NHPUC approves the settlement agreement as filed, then the NHPUC deregulation plan docket, other related dockets, and the federal district court lawsuits will be dismissed. The PSNH/State settlement agreement purports not to make any changes in the Operating Companies' rate orders. It does provide for PSNH to resell the power from the Operating
Companies to assist in mitigating the cost of that power. An unfavorable resolution of this matter, including the bankruptcy of PSNH, could have a material adverse effect on the Company's results of operations and financial position.

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



      Potential Increased Competition Due to Regulatory Changes. The Company believes that certain regulatory changes are likely to have a significant impact on the domestic power market over the next several years. The National Energy
Policy Act of 1992 exempts a new class of facilities, electric wholesale generators (EWG), from certain federal utility regulation and liberalizes access for nonutility generators to the utility power transmission grid. In addition, many states are considering the elimination of many of the regulations that currently limit the ability of power generators to negotiate power sales agreements directly with industrial and commercial customers. The Company believes that the effect of these regulatory changes will be to increase competition for the sale of power.

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


      Limitation on Access to Operating Company Assets and Cash Flow. The
Company's energy segment's operations are conducted through the Operating
Companies, and the Company's cash flow is contingent on the ability of the Operating Companies to make dividends or other distributions to the Company. The terms of certain leases and financial agreements to which the Operating
Companies are parties require that certain funds be held in trust and restricted from distribution to the Company. As of October 2, 1999, the Company and its subsidiaries had cash and cash equivalents totaling $21.9 million, of which approximately $12.5 million was restricted from distribution by the terms of certain Operating Companies' lease and financing agreements. In addition, until such time, if ever, as projections of avoided cost change, all cash flows from the Woodland operations, other than cash required for tax distributions, will be restricted from distribution to the Company. The inability of the Company to receive distributions from the Operating Companies could have a material adverse effect on the future growth of the Company. Furthermore, Thermo Trilogy is a majority-owned subsidiary of the Company, therefore all Thermo Trilogy cash dividends, if any, must be distributed on a pro rata basis to all shareholders of Thermo Trilogy, including the minority shareholders.

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

      Risks Associated with Cash Management Arrangement with Thermo Electron.
The Company participates in a cash management arrangement with its parent company, Thermo Electron. Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least 50% of all funds invested under the cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.

      Potential Impact of Year 2000 on Processing Date-sensitive Information.
While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. Further, while the Company has completed work on its internal business systems and supporting operations there can be no assurance that the Company will not encounter unexpected costs or delays beyond its control. If any of the Company's material suppliers, vendors, or customers experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. The Company's research and development, production, distribution, financial, administrative, and communications operations might be disrupted. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition.

      Risks Associated With International Operations. International sales accounted for 6% of the Company's total revenues in fiscal 1999. Over the next several years, the Company intends to continue to significantly expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system;
foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse impact on the Company's business and results of operations.



Thermo Ecotek Corporation                                                       1999 Financial Statements

                                      Selected Financial Information
                                                                                                   Nine
                                                                                                   Months
                                                                                    Year Ended     Ended (e)
(In thousands except per share               Oct. 2,    Oct. 3,   Sept. 27,Sept. 28,  Sept. 30,    Sept. 30,
amounts)                                    1999 (a)   1998 (b)   1997 (c)  1996 (d)       1995      1995
------------------------------------------ ---------- ---------- --------- ---------- ---------- ---------

                                                                          (Unaudited)
Statement of Operations Data
Revenues                                   $ 205,493  $ 208,971  $180,191  $ 150,076  $ 139,319  $ 107,139
Net Income (Loss)                            (59,420)    31,209    22,545     17,780     12,540     10,264
Earnings (Loss) per Share:
 Basic                                        (1.65)       1.07       .92        .76        .58        .46
 Diluted                                      (1.65)        .86       .64        .54        .43        .34
Weighted Average Shares:
 Basic                                        35,944     29,299    24,613     23,528     21,796     22,477
 Diluted                                      35,944     39,152    38,740     36,292     33,014     33,815


Balance Sheet Data
Working Capital                            $ 103,340  $  83,589  $ 90,714  $  76,217             $  58,361
Total Assets                                 456,663    505,111   485,305    449,145               390,476
Long-term Obligations                         61,270     93,446   204,690    209,281               202,360
Shareholders' Investment                     190,564    249,632   147,276    129,687                92,985


(a) Reflects a $131.9 million pretax charge for restructuring and related costs, consisting of restructuring costs of $126.3 million, inventory provisions of $3.0 million, and other expense of $2.1 million. Also reflects $13.5 million of nonrecurring income.
(b) Reflects the November 1997 acquisition of the Bt business of Novartis, a nontaxable gain of $6.3 million from the issuance of stock by a subsidiary, and the conversion by Thermo Electron of $68.5 million principal amount of 4% subordinated convertible debentures.
(c) Reflects the January 1997 acquisition of the business of biosys, inc. and the April 1997 issuance of $50.0 million principal amount of 4.875% subordinated convertible debentures.
(d) Reflects the March 1996 issuance of $37.0 million principal amount of noninterest-bearing subordinated convertible debentures and the May 1996 acquisition of the biopesticides division of W.R. Grace & Co.
(e) In June 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the
    Company's 39-week transition period ended September 30, 1995, is presented.



Thermo Ecotek Corporation                                                       1999 Financial Statements

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TCK. The following table sets forth the high and low sale prices of the Company's common stock for fiscal 1999 and 1998, as reported in the consolidated transaction reporting system.

                                                                       Fiscal 1999           Fiscal 1998
                                                                  -----------------     ------------------
Quarter                                                             High        Low       High        Low
-------------------------------------------------------------- ---------- ---------- ---------- ----------

First                                                            $15 1/4   $10 1/16     $18 1/2    $13
Second                                                            11 1/8     7 3/4       19 3/4     16 3/4
Third                                                             10 7/8     6 1/4       19 3/4     15 5/8
Fourth                                                            9 1/4      7 3/8       16 7/8     14 1/8

      As of October 29, 1999, the Company had 577 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on October 29, 1999, was $7 5/8 per share.

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

