Form 10-K/A, Exhibit 13
period 1999-10-02
THERMO ECOTEK CORP
filed 2000-05-04
CIK 864960

Exhibit 13

















                                        Thermo Ecotek Corporation

                                    Consolidated Financial Statements

                                             Fiscal Year 1999

Thermo Ecotek Corporation                                                       1999 Financial Statements

                                   Consolidated Statement of Operations

                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands except per share amounts)                         October 2,      October 3,   September 27,
                                                                      1999            1998          1997
----------------------------------------------------------- --------------- --------------- --------------

Revenues (Notes 11 and 13)                                        $178,338        $175,943        $164,261
                                                                  --------        --------        --------

Costs and Operating Expenses:
 Cost of revenues (includes $4,302, $4,668, and                    133,119         116,275         106,827
   $4,545 to related parties; Notes 7 and 8)
 Selling, general, and administrative expenses                      16,271          13,302          10,349
   (includes $1,427, $1,490, and $1,643 to related
   parties; Notes 7 and 8)
 Restructuring and unusual costs, net (Note 9)                     112,242               -               -
                                                                  --------        --------        --------

                                                                   261,632         129,577         117,176
                                                                  --------        --------        --------

Operating Income (Loss)                                            (83,294)         46,366          47,085

Interest Income                                                      2,721           4,087           5,089
Interest Expense (includes $379, $1,644, and $2,740                 (7,252)        (11,040)        (13,926)
 to parent company)
Other Expense (Note 9)                                              (2,125)              -               -
                                                                  --------        --------        --------

Income (Loss) from Continuing Operations Before                    (89,950)         39,413          38,248
 Income Taxes and Minority Interest
Income Tax (Provision) Benefit (Note 6)                             32,673         (14,530)        (14,409)
Minority Interest (Expense) Income (Note 9)                            320          (1,373)         (1,334)
                                                                  --------        --------        --------

Income (Loss) from Continuing Operations                           (56,957)         23,510          22,505
Income (Loss) from Discontinued Operations (net of                  (2,463)          7,699              40
 income tax provision (benefit) and minority interest of
 $(2,830), $1,480, and $6 in fiscal 1999 and 1998;
 Note 18)                                                         --------        --------        --------

Net Income (Loss)                                                 $(59,420)       $ 31,209        $ 22,545
                                                                  ========        ========        ========

Earnings (Loss) per Share from Continuing
 Operations (Note 16):
   Basic                                                          $  (1.58)       $    .80        $    .91
                                                                  ========        ========        ========

   Diluted                                                        $  (1.58)       $    .65        $    .64
                                                                  ========        ========        ========

Earnings (Loss) per Share (Note 16):
   Basic                                                          $  (1.65)       $   1.07        $    .92
                                                                  ========        ========        ========

   Diluted                                                        $  (1.65)       $    .86        $    .64
                                                                  ========        ========        ========

Weighted Average Shares (Note 16):
   Basic                                                            35,944          29,299          24,613
                                                                  ========        ========        ========

   Diluted                                                          35,944          39,152          38,740
                                                                  ========        ========        ========


The accompanying notes are an integral part of these consolidated financial statements.

Thermo Ecotek Corporation                                                       1999 Financial Statements

                                        Consolidated Balance Sheet
(In thousands)                                                                   October 2,    October 3,
                                                                                       1999          1998
------------------------------------------------------------------------------ ------------- -------------

Assets
Current Assets:
 Cash and cash equivalents (includes $21,207 under repurchase                      $ 20,002      $  40,569
   agreement with parent company in fiscal 1998)
 Advance to affiliate                                                                17,766              -
 Restricted funds                                                                    28,024         24,536
 Accounts receivable and unbilled revenues                                           57,980         35,636
 Inventories                                                                          7,292          9,743
 Deferred tax asset (Note 6)                                                         37,384          9,449
 Other current assets                                                                 2,573          1,928
 Net assets of discontinued operations (Note 18)                                     39,280         36,773
                                                                                   --------      ---------

                                                                                    210,301        158,634
                                                                                   --------      ---------

Property, Plant, and Equipment, Net (Note 9)                                        188,207        285,982
                                                                                   --------      ---------

Long-term Available-for-sale Investment, at Quoted Market Value                       6,111          8,502
 (amortized cost of $6,379 and $8,504; Notes 2 and 9)                              --------      ---------

Restricted Funds                                                                     30,205         26,051
                                                                                   --------      ---------

Other Assets                                                                          7,990          8,908
                                                                                   --------      ---------

                                                                                   $442,814      $ 488,077
                                                                                   ========      =========




Thermo Ecotek Corporation                                                       1999 Financial Statements

                                  Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                              October 2,    October 3,
                                                                                       1999          1998
------------------------------------------------------------------------------ ------------- -------------

Liabilities and Shareholders' Investment
Current Liabilities:
 Short-term obligations and current portion of long-term                           $ 37,752      $  28,032
   obligations (includes advance from affiliate of $4,972 in
   fiscal 1999; Note 12)
 Accounts payable                                                                    30,252          8,413
 Accrued restructuring costs (Note 9)                                                 7,473              -
 Accrued income taxes (Note 6)                                                        2,681          7,824
 Other accrued expenses                                                              14,082         16,383
 Due to parent company                                                                  373              -
                                                                                   --------      ---------

                                                                                     92,613         60,652
                                                                                   --------      ---------

Long-term Obligations (Note 12):
 Nonrecourse tax-exempt obligations                                                  14,500         33,700
 Subordinated convertible debentures (includes $2,826 due to                         46,770         47,400
   parent company in fiscal 1999)
 Capital lease obligations                                                                -         12,346
                                                                                   --------      ---------

                                                                                     61,270         93,446
                                                                                   --------      ---------

Deferred Income Taxes (Note 6)                                                       53,096         53,745
                                                                                   --------      ---------

Other Deferred Items                                                                 40,419         25,216
                                                                                   --------      ---------

Minority Interest                                                                     4,435          5,456
                                                                                   --------      ---------

Commitments and Contingencies (Notes 7, 8, and 10)

Shareholders' Investment (Notes 4, 5, and 12):
 Common stock, $.10 par value, 50,000,000 shares authorized;                          3,787          3,782
   37,869,248 and 37,822,789 shares issued
 Capital in excess of par value                                                     175,895        175,673
 Retained earnings                                                                   39,382         98,802
 Treasury stock at cost, 1,901,346 and 1,944,179 shares                             (28,084)       (28,735)
 Deferred compensation (Note 5)                                                         (46)             -
 Accumulated other comprehensive items (Note 15)                                         47             40
                                                                                   --------      ---------

                                                                                    190,981        249,562
                                                                                   --------      ---------

                                                                                   $442,814      $ 488,077
                                                                                   ========      =========






The accompanying notes are an integral part of these consolidated financial statements.

Thermo Ecotek Corporation                                                       1999 Financial Statements

                                   Consolidated Statement of Cash Flows

                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,   September 27,
                                                                      1999            1998          1997
----------------------------------------------------------- --------------- --------------- --------------

Operating Activities
 Net income (loss)                                                $(59,420)       $ 31,209        $ 22,545
 (Income) loss from discontinued operations (Note 18)                2,463          (7,699)            (40)
                                                                  --------        --------        --------

 Income (loss) from continuing operations                          (56,957)         23,510          22,505
 Adjustments to reconcile income (loss) from
   continuing operations to net cash provided by
   operating activities:
     Noncash restructuring charges (Note 9)                        118,351               -               -
     Gain on termination of power-sales agreement (Note 9)         (13,462)              -               -
     Depreciation and amortization                                  23,776          21,518          20,648
     Deferred income tax expense (benefit) (Note 6)                (29,135)          5,941          10,715
     Minority interest (income) expense (Note 9)                      (320)          1,373           1,334
     Other noncash items (Note 9)                                       11               -               -
     Deferred revenue (Note 11)                                          -               -          (8,200)
     Changes in current accounts, excluding the
       effect of acquisitions:
        Restricted funds                                            (3,488)         (3,763)           (877)
        Accounts receivable and unbilled revenues                  (18,915)         (7,024)           (454)
        Inventories                                                  1,603            (839)           (656)
        Other current assets                                         1,311          (7,854)          1,210
        Accounts payable                                            20,229           6,285             398
        Due from parent company                                     (1,718)         12,631           3,667
        Other current liabilities                                    4,740            (986)            382
                                                                  --------        --------        --------

          Net cash provided by continuing operations                46,026          50,792          50,672
          Net cash used in discontinued operations                    (717)           (717)         (3,153)
                                                                  --------        --------        --------

          Net cash provided by operating activities                 45,309          50,075          47,519
                                                                  --------        --------        --------

Investing Activities
 Proceeds from termination of power-sales agreement (Note 9)        40,000               -               -
 Payment for termination of lease agreement (Note 9)               (17,425)              -               -
 Payment for termination of fuel contract (Note 9)                  (6,800)              -               -
 Acquisitions, net of cash acquired (Note 3)                       (12,615)              -               -
 Purchases of property, plant, and equipment                       (23,969)        (46,480)        (16,543)
 Advances to affiliate, net                                        (17,766)              -               -
 Funding of long-term restricted funds                              (4,122)         (5,146)         (6,793)
 Increase in other deferred items                                   10,863          12,209           8,476
 Increase in other assets                                           (7,252)         (2,432)         (2,186)
                                                                  --------        --------        --------

          Net cash used in continuing operations                   (39,086)        (41,849)        (17,046)
          Net cash used in discontinued operations                  (1,972)        (21,347)        (12,298)
                                                                  --------        --------        --------

          Net cash used in investing activities                   $(41,058)       $(63,196)       $(29,344)
                                                                  --------        --------        --------





Thermo Ecotek Corporation                                                       1999 Financial Statements

                             Consolidated Statement of Cash Flows (continued)

                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,   September 27,
                                                                      1999            1998            1997
----------------------------------------------------------- --------------- --------------- --------------

Financing Activities
 Net proceeds from issuance of subordinated convertible           $      -        $      -        $48,470
   debentures
 Repayment of long-term obligations                                (18,317)        (26,100)       (16,800)
 Payments under capital lease obligations                          (10,097)         (8,912)        (8,006)
 Increase in short-term borrowings                                   5,284               -              -
 Net proceeds from issuance of Company and subsidiary                  232             870            698
   common stock
 Payment of withholding taxes related to stock option                  (43)           (319)        (1,115)
   exercises
 Purchases of Company common stock                                       -         (10,248)       (19,743)
 Distribution to minority partner                                   (1,547)         (1,147)        (1,346)
 Capital contribution by minority partner                              748           1,961              -
                                                                  --------        --------        -------

          Net cash provided by (used in)                           (23,740)        (43,895)         2,158
            continuing operations
          Net cash provided by discontinued operations                   -          14,907              -
                                                                  --------        --------        -------

          Net cash provided by (used in) financing activities      (23,740)        (28,988)         2,158
                                                                  --------        --------        -------

Exchange Rate Effect on Cash in Continuing Operations                  (58)              6              -
Exchange Rate Effect on Cash in Discontinued Operations                 95             (66)           (31)
                                                                  --------        --------        -------

Increase (Decrease) in Cash and Cash Equivalents                   (19,452)        (42,169)        20,302
Cash and Cash Equivalents at Beginning of Year                      41,371          83,540         63,238
                                                                  --------        --------        -------

                                                                    21,919          41,371         83,540
Cash and Cash Equivalents of Discontinued                           (1,917)           (802)        (1,971)
 Operations at End of Year                                        --------        --------        -------

Cash and Cash Equivalents at End of Year                          $ 20,002        $ 40,569        $81,569
                                                                  ========        ========        =======

Cash Paid For
 Interest                                                         $  7,698        $ 12,727        $13,100
 Income taxes                                                     $  1,555        $     38        $     7

Noncash Activities
 Fair value of assets of acquired companies                       $ 18,078        $      -        $     -
 Cash paid for acquired companies                                  (12,778)              -              -
                                                                  --------        --------        -------

   Liabilities assumed of acquired companies                      $  5,300        $      -        $     -
                                                                  ========        ========        =======

 Conversions of subordinated convertible debentures               $    630        $ 83,248        $19,579
   (includes $68,500 converted by parent company in
   fiscal 1998; Note 12)                                          ========        ========        =======

The accompanying notes are an integral part of these consolidated financial statements.


Thermo Ecotek Corporation                                                       1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,   September 27,
                                                                      1999            1998            1997
----------------------------------------------------------- --------------- --------------- --------------

Comprehensive Income
Net Income (Loss)                                                 $(59,420)       $ 31,209        $22,545
                                                                  --------        --------        -------

Other Comprehensive Items (Note 15):
 Foreign currency translation adjustment                               169              42              -
 Unrealized losses on available for sale investments                  (162)         (2,438)        (6,327)
                                                                  --------        --------        -------

                                                                  $(59,413)       $ 28,813        $16,218
                                                                  ========        ========        =======

Shareholders' Investment
Common Stock, $.10 Par Value:
 Balance at beginning of year                                     $  3,782        $  2,598        $ 1,617
 Conversions of subordinated convertible                                 5           1,183            145
   debentures (Note 12)
 Issuance of Company common stock under employees'                       -               1             27
   and directors' stock plans
 Effect of three-for-two stock split                                     -               -            809
                                                                  --------        --------        -------

 Balance at end of year                                              3,787           3,782          2,598
                                                                  --------        --------        -------

Capital in Excess of Par Value:
 Balance at beginning of year                                      175,673          95,573         74,740
 Conversions of subordinated convertible                               625          81,701         18,991
   debentures (Note 12)
 Issuance of Company common stock under employees'                    (403)         (1,601)           204
   and directors' stock plans
 Tax benefit related to employees' and directors'                        -               -          2,447
   stock plans
 Effect of three-for-two stock split                                     -               -           (809)
                                                                  --------        --------        -------

 Balance at end of year                                            175,895         175,673         95,573
                                                                  --------        --------        -------

Retained Earnings:
 Balance at beginning of year                                       98,802          67,593         45,048
 Net income (loss)                                                 (59,420)         31,209         22,545
                                                                  --------        --------        -------

 Balance at end of year                                           $ 39,382        $ 98,802        $67,593
                                                                  --------        --------        -------




Thermo Ecotek Corporation                                                       1999 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)

                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,   September 27,
                                                                      1999            1998            1997
----------------------------------------------------------- --------------- --------------- --------------

Treasury Stock:
 Balance at beginning of year                                     $(28,735)       $(20,872)       $   (481)
 Activity under employees' and directors' stock plans                  651           2,385            (648)
 Purchases of Company common stock                                       -         (10,248)        (19,743)
                                                                  --------        --------        --------

 Balance at end of year                                            (28,084)        (28,735)        (20,872)
                                                                  --------        --------        --------

Deferred Compensation:
 Balance at beginning of year                                            -               -               -
 Issuance of restricted stock under employees'                         (59)              -               -
   stock plans (Note 5)
 Amortization of deferred compensation                                  13               -               -
                                                                  --------        --------        --------

 Balance at end of year                                                (46)              -               -
                                                                  --------        --------        --------

Accumulated Other Comprehensive Items (Note 15):
 Balance at beginning of year                                           40           2,436           8,763
 Other comprehensive items                                               7          (2,396)         (6,327)
                                                                  --------        --------        --------

 Balance at end of year                                                 47              40           2,436
                                                                  --------        --------        --------

                                                                  $190,981        $249,562        $147,328
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


Thermo Ecotek Corporation                                                       1999 Financial Statements

                                Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      Thermo Ecotek Corporation (the Company) is an environmental company providing a range of environmentally responsible technologies and products, including nonutility electric power generation using clean combustion processes and natural gas gathering, processing, storage, and marketing, through its Star
Natural Gas subsidiary (Note 3).
      The Company primarily develops and operates alternative-energy electricity-generating facilities through joint ventures or limited partnerships in which the Company has a majority interest, or through wholly owned subsidiaries (the Operating Companies). The Company's interests in the Operating
Companies ranged from 65% to 100% at October 2, 1999, and in each case, are held by wholly owned subsidiaries of the Company. Of the principal facilities operated by the Company at October 2, 1999, six were owned by the Operating
Companies and the remainder were owned by unaffiliated parties who leased them to the Operating Companies under long-term leases (Notes 8 and 10).

Relationship with Thermo Electron Corporation
      The Company was incorporated on November 30, 1989, as a wholly owned subsidiary of Thermo Electron Corporation. At October 2, 1999, Thermo Electron owned 33,693,931 shares of the Company's common stock, representing 94% of such stock outstanding.
      In January 2000, Thermo Electron updated its proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company.
Under this plan, the Company would be merged into Thermo Electron. As a result, the Company would become a wholly owned subsidiary of Thermo Electron. In addition, the Company has announced that it plans to seek a buyer for its Thermo
Trilogy Corporation subsidiary (Note 18).

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

Basis of Presentation
      The results of operations of the Company's Thermo Trilogy subsidiary, which represents the Biopesticides segment, have been classified as discontinued operations as a result of the Company's decision to divest this business (Note
18). In addition, certain amounts in fiscal 1998 and 1997 have been reclassified to conform to the presentation in the fiscal 1999 financial statements.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest
September 30. References to fiscal 1999, 1998, and 1997 are for the years ended
October 2, 1999, October 3, 1998, and September 27, 1997, respectively. Fiscal
1999 and 1997 each included 52 weeks; fiscal 1998 included 53 weeks.

Revenue Recognition
      The Company earns revenues primarily from the operation of alternative-energy facilities. Revenues from plant operations are recorded as electricity is delivered. The Operating Companies, with the exception of those that terminated their agreements during fiscal 1999, have long-term power-supply arrangements with local utilities, expiring between 2005 and 2014, to sell all the output of the plants currently in operation at established or formula-based defined rates (Notes 9 and 10). Under certain of these arrangements, in the event of service termination by the Operating Companies prior to the end of the obligation period, the Operating Companies may be required to reimburse the utilities to the extent that cumulative revenue calculated at established rates exceeds the amounts calculated at the utilities' "avoided cost" rates.
Management does not expect to incur any obligation under these provisions in the foreseeable future.


1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

      The Company's Woodland, California, plant has conditions in its nonrecourse lease agreement that require the funding of a "power reserve" in years prior to 2000, based on projections of operating cash flow shortfalls in 2000 and thereafter. The power reserve represents funds available to make lease payments in the event that revenues are not sufficient following the transition to avoided cost rates in August 1999 (Note 9). This funding requirement significantly limits profit distributions that Woodland may make to the Company.
Accordingly, beginning during the first quarter of fiscal 1997, the Company began recording as an expense the funding of reserves required under Woodland's nonrecourse lease agreement to cover projected shortfalls in lease payments beginning in fiscal 2000. Consequently, the results of the Woodland plant were reduced to approximately breakeven in fiscal 1999 and 1998. During fiscal 1997, the Woodland plant contributed $1.0 million of operating income.

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


1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Earnings (Loss) per Share
      Basic earnings (loss) per share have been computed by dividing net income
(loss) by the weighted average number of shares outstanding during the period.
Except where the result would be antidilutive, diluted earnings (loss) per share have been computed assuming the conversion of convertible debentures and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects (Note 16).

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

Advance to Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate (DCP Rate) plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice.
Amounts invested in this arrangement are included in "advance to affiliate" in the accompanying balance sheet.
      In addition, under this arrangement, amounts may be borrowed from Thermo
Electron by the Company for domestic cash management purposes, bearing interest at the 30-day DCP Rate plus 150 basis points, set at the beginning of each month; provided such rate shall be reduced to the DCP Rate plus 50 points to the extent of any funds invested by the Company's majority-owned subsidiary in the cash management arrangement. Amounts borrowed under this arrangement are included in short-term obligations and current portion of long-term obligations in the accompanying balance sheet.

Inventories
      Inventories consist of fuel, operating supplies, spare parts, and materials and are stated at the lower of cost (on a first-in, first-out or average basis) or market value. Work in process and finished goods were not material at fiscal year-end 1999 and 1998.
      The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value.

1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized. The Company provides for depreciation and amortization primarily using the straight-line method over the estimated useful lives of the property as follows: buildings and electricity-generating facilities, 10 to 25 years; property under capital lease, the life of the asset; leasehold improvements, the shorter of the term of the lease or the life of the asset; and machinery and equipment, 3 to 7 years. The Company's subbituminous coal-beneficiation facility was depreciated based on a rate per ton of product produced that was computed by estimating total production over the life of the facility (Note 9). Property, plant, and equipment consists of the following:

(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Land                                                                                  $   4,812  $   6,147
Buildings and Electricity-generating Facilities (Notes 8, 9, and 12)                    182,220    280,748
Property Under Capital Lease                                                             47,020     47,020
Machinery and Equipment                                                                   3,537      4,726
Leasehold Improvements                                                                    9,927     15,954
Construction in Process                                                                   3,954     16,846
                                                                                      ---------  ---------

                                                                                        251,470    371,441
Less:  Accumulated Depreciation and Amortization                                         63,263     85,459
                                                                                      ---------  ---------

                                                                                      $ 188,207  $ 285,982
                                                                                      =========  =========

      In March 1998, the Company purchased two power-generation facilities and related sites in California for approximately $9.5 million and the assumption of certain liabilities.

Other Assets
      Other assets in the accompanying balance sheet includes prepaid rent relating to an Operating Company's lease agreement, certain costs associated with the development of the Company's alternative-energy facilities, and deferred debt expense relating to the Company's issuances of subordinated convertible debentures. These assets are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 30 years. These assets were $8.0 million and $8.9 million, net of accumulated amortization of $8.0 million and $7.5 million at fiscal year-end 1999 and 1998, respectively.

Other Deferred Items
      Other deferred items in the accompanying balance sheet includes obligations under an Operating Company lease to cover projected short-falls in lease payments beginning in fiscal 2000, as described above under the caption
"Revenue Recognition." Other deferred items also includes rent that has been recognized ratably for financial reporting purposes in connection with an Operating Company's lease agreement (Note 7).

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


1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

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

2.    Available-for-sale Investment

      The Company's marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded in the "Accumulated other comprehensive items" component of shareholders' investment. At fiscal year-end 1999 and 1998, the Company held one long-term available-for-sale investment, an investment in the common stock of KFx, Inc., described below.
      In fiscal 1995, the Company purchased 1,500,000 shares of KFx common stock for $3.0 million, representing an approximate 7% equity interest in KFx. In fiscal 1996, the Company purchased an additional 1,500,000 shares of KFx common stock for $3.0 million, representing an additional 7% equity interest in KFx. In fiscal 1997, the Company purchased an additional 1,250,000 shares of KFx common stock for $2.5 million pursuant to the purchase agreement, bringing its total equity interest in KFx to approximately 17%. Simultaneously with the execution of the purchase agreement, KFx granted to the Company a warrant to purchase an additional 7,750,000 shares at $3.65 per share, as well as a warrant to purchase further shares of the common stock of KFx at then market value, defined so that the number, when added to all other shares of such common stock owned by the Company, would result in the Company owning 51% of the common stock of KFx on a diluted basis. These warrants are exercisable from January 1, 2000, through July
1, 2001.
      The fair market value of this investment at October 2, 1999, was $6.1 million. The Company has written down the value of its investment in KFx in fiscal 1999, as discussed in Note 9.

3.    Acquisitions and Projects Under Development

Acquisitions
      In May 1999, the Company's Star Natural Gas subsidiary acquired one gas gathering system and two gas processing plants (the gas facilities) for $8.6 million in cash and future contingent payments based on the performance of the gas facilities of up to $5.6 million, of which $1.1 million was accrued at October 2, 1999. In September 1999, the Company acquired, through a joint venture, a 58-megawatt electricity-generating facility in Germany for approximately $4.5 million, including the assumption of debt.
      These acquisitions have been accounted for using the purchase method of accounting and their results have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions approximated the fair value of the net assets acquired.
Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired. Pro forma data is not presented since the acquisitions were not material to the Company's results of operations.

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


4.    Shareholders' Investment

      The net assets of certain Operating Companies are generally restricted as to the amounts that can be transferred to the parent company in the form of dividends, loans or advances, pursuant to certain lease or debt agreements. As of October 2, 1999, net assets of certain subsidiaries of approximately $114.2 million were not restricted from distribution.
      At October 2, 1999, the Company had reserved 4,349,365 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's convertible obligations.

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

      A summary of the Company's stock option activity is as follows:

                                                       1999               1998                 1997
                                               ------------------  ------------------  -------------------
                                                         Weighted            Weighted            Weighted
                                                          Average             Average             Average
                                                         Exercise            Exercise            Exercise
                                                            Price               Price               Price
                                                Number              Number               Number
                                                    of                  of                   of
(Shares in thousands)                           Shares              Shares               Shares
---------------------------------------------- -------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year            1,124    $ 9.70     1,281    $ 8.64     1,439     $ 6.55
 Granted                                            132     10.50        83     17.72       264      14.13
 Exercised                                          (41)     5.60      (205)     6.37      (369)      4.46
 Forfeited                                          (90)    11.33       (35)     9.33       (53)      8.21
 Canceled due to exchange                           (71)    14.93         -                   -
                                                  -----               -----               -----

Options Outstanding, End of Year                  1,054    $ 9.47     1,124    $ 9.70     1,281     $ 8.64
                                                  =====    ======     =====    ======     =====     ======

Options Exercisable                               1,054    $ 9.47     1,124    $ 9.70     1,281     $ 8.64
                                                  =====    ======     =====    ======     =====     ======

Options Available for Grant                         333                 305                 353
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


5.    Employee Benefit Plans (continued)

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No.
123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after fiscal 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on certain financial information of the Company would have been as follows:

(In thousands except per share amounts)                                        1999        1998      1997
------------------------------------------------------------------------- ---------- ----------- ---------

Income (Loss) from Continuing Operations:
 As reported                                                                $(56,957)  $ 23,510    $22,505
 Pro forma                                                                   (57,676)    22,996     22,119

Basic Earnings (Loss) per Share from Continuing Operations:
 As reported                                                                   (1.58)       .80        .91
 Pro forma                                                                     (1.60)       .78        .90

Diluted Earnings (Loss) per Share from Continuing Operations:
 As reported                                                                   (1.58)       .65        .64
 Pro forma                                                                     (1.60)       .65        .63

Net Income (Loss):
 As reported                                                                 (59,420)    31,209     22,545
 Pro forma                                                                   (60,222)    30,614     22,159

Basic Earnings (Loss) per Share:
 As reported                                                                   (1.65)      1.07        .92
 Pro forma                                                                     (1.68)      1.04        .90

Diluted Earnings (Loss) per Share:
 As reported                                                                   (1.65)       .86        .64
 Pro forma                                                                     (1.68)       .84        .63

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


5.    Employee Benefit Plans (continued)

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

401(k) Savings Plans
      Substantially all of the Company's corporate, full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the Thermo Electron 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. Employees of the Operating Companies who meet eligibility requirements may participate in a separate defined contribution plan.
Contributions to the plan are made by both the employee and the Operating
Companies. The Operating Companies' contributions are based on the level of employee contributions. The Company contributed and charged to expense for these plans $427,000, $325,000, and $271,000 in fiscal 1999, 1998, and 1997, respectively.

6.    Income Taxes

      The components of income (loss) from continuing operations before income taxes and minority interest are as follows:

(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Domestic                                                                    $(89,086)  $ 39,005   $ 37,666
Foreign                                                                         (864)       408        582
                                                                            --------   --------   --------

                                                                            $(89,950)  $ 39,413   $ 38,248
                                                                            ========   ========   ========

      The components of the income tax (provision) benefit for continuing operations are as follows:

(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Currently (Payable) Refundable:
 Federal                                                                    $  4,104   $ (7,141)  $ (3,209)
 State                                                                          (837)    (1,305)      (485)
 Foreign                                                                         271       (143)         -
                                                                            --------   --------   --------

                                                                               3,538     (8,589)    (3,694)
                                                                            --------   --------   --------

(Deferred) Prepaid:
 Federal                                                                      26,557     (5,732)    (9,250)
 State                                                                         2,578       (209)    (1,465)
                                                                            --------   --------   --------

                                                                              29,135     (5,941)   (10,715)
                                                                            --------   --------   --------

                                                                            $ 32,673   $(14,530)  $(14,409)
                                                                            ========   ========   ========



6.    Income Taxes (continued)

      The total income tax (provision) benefit included in the accompanying statement of operations was as follows:

(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Continuing Operations                                                       $ 32,673   $(14,530)  $(14,409)
Discontinued Operations                                                        2,143     (1,172)        (6)
                                                                            --------   --------   --------

                                                                            $ 34,816   $(15,702)  $(14,415)
                                                                            ========   ========   ========

      The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $1,012,000 of such benefits that have been allocated to capital in excess of par value in fiscal 1998.
      The income tax (provision) benefit for continuing operations in the accompanying statement of operations differs from the provision calculated by applying the statutory federal income tax rate of 35% to income (loss) from continuing operations before income taxes and minority interest due to the following:

(In thousands)                                                                  1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Income Tax (Provision) Benefit at Statutory Rate                            $ 31,483   $(13,795)  $(13,387)
Increases (Decreases) Resulting From:
 State income taxes, net of federal tax                                        1,132       (984)    (1,267)
 Minority interest expense                                                       449        491        466
 Nondeductible expenses                                                         (133)       (84)      (221)
 Other                                                                          (258)      (158)         -
                                                                            --------   --------   --------

                                                                            $ 32,673   $(14,530)  $(14,409)
                                                                            ========   ========   ========

      Deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Deferred Tax Asset (Liability):
 Depreciation                                                                          $ 54,947   $ 54,470
 Restructuring costs                                                                    (23,731)         -
 State tax net operating loss carryforwards                                              (3,904)    (2,811)
 Capitalized costs and other                                                             (2,125)    (2,097)
 Other reserves and accruals                                                            (14,483)    (9,788)
 Available-for-sale investments                                                            (109)        (2)
 Intangible assets                                                                          959      1,372
 Stock options not benefited                                                                253        341
                                                                                       --------   --------

                                                                                         11,807     41,485
 Valuation allowance                                                                      3,904      2,811
                                                                                       --------   --------

                                                                                       $ 15,711   $ 44,296
                                                                                       ========   ========



6.    Income Taxes (continued)

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

7.    Commitments

Leases
      Certain Operating Companies have operating lease agreements for their facilities expiring in various years through 2010. The lease agreements provide for renewal of each of the leases for additional periods ranging from one to five years at the Operating Companies' option. In general, renewal options are at the lower of a predetermined percentage of the average annual lease rental during the lease terms or the fair market rental as determined by an independent appraisal. In general, at the end of the lease terms or renewal terms, the Operating Companies have a right of first refusal or an option to purchase the facilities, at their fair market value, as determined by an independent appraisal.
      Lease payments under the operating leases are made to the owner of the facility only to the extent that power revenues exceed essential operating expenses, as defined, up to certain specified maximum levels (Note 8). Subject to the foregoing, as of October 2, 1999, the contractual amounts payable pursuant to the lease agreements total approximately $104.5 million over the remaining initial lease terms, averaging approximately $12.3 million per year.
The Company recognizes rent expense ratably over the respective lease terms. The accompanying statement of operations includes expenses from operating leases for the Operating Companies' facilities of $14.7 million, $15.2 million, and $15.5 million in fiscal 1999, 1998, and 1997, respectively.
      In addition, the Company and a subsidiary lease office and production facilities under operating lease arrangements expiring from fiscal 2002 through fiscal 2004. The accompanying statement of operations includes expenses from operating leases excluding the related-party lease discussed below of $1,216,000, $804,000, and $688,000 in fiscal 1999, 1998, and 1997, respectively.
Future minimum lease payments due under noncancellable operating leases as of October 2, 1999, net of annual sublease income of $187,000, are $611,000 in fiscal 2000; $549,000 in fiscal 2001; $393,000 in fiscal 2002; $286,000 in fiscal 2003; and $24,000 in fiscal 2004. Total future minimum lease payments are $1,863,000.
      During part of fiscal 1997, the Company leased part of its office facilities from Thermo Electron. The agreement called for the Company to pay rent based on Thermo Electron's occupancy costs per square foot. The accompanying statement of operations included expense of $27,000 in fiscal 1997, under the agreement with Thermo Electron.

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


8.    Related-party Transactions

Corporate Service Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar years 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $1.4 million, $1.5 million, and $1.6 million in fiscal 1999, 1998, and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron
Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

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

Long-term Obligations
      See Note 12 for a description of the Company's long-term obligations held by Thermo Electron.

Cash Management
      The Company invests excess cash in arrangements with Thermo Electron as discussed in Note 1.


9.    Restructuring and Unusual Costs, Net

Continuing Operations
      During fiscal 1999, the Company recorded restructuring costs of $125.7 million, unusual income of $13.5 million and other expense of $2.1 million, as a result of the actions detailed below.
      Following significant investments of resources in attempts to correct operational problems, in May 1999, the Company made a decision to cease further efforts and hold for sale or disposal its subbituminous coal-beneficiation facility near Gillette, Wyoming (the K-Fuel Facility). As a result, the Company recorded a charge of $68.0 million, including $63.3 million to write down the plant and related equipment to a nominal salvage value, $4.4 million for estimated land reclamation costs, and $0.3 million of other exit costs, primarily abandoned-facility payments. The Company recorded $1.5 million of minority interest income, representing a minority partner's share of these charges. The Company is seeking damages against the facility contractor and its bonding company. The amount of future recovery, if any, is dependent on the successful resolution of this claim. Revenues of this facility were nominal during the time it operated. The facility had unaudited operating losses, excluding restructuring costs, of $10.1 million in fiscal 1999. The Company expects to dispose of the facility or undertake salvage and reclamation activities in 2000.
      The Company's Delano, California, biomass facilities will reach the end of the fixed price contract period of their power-sales agreement in September
2000. While the Company forecasts positive cash flows for periods after that time, the facilities would operate at a loss due to depreciation expense that extends beyond fiscal 2000. In response, in May 1999, the Company entered into an agreement to terminate the power-sales agreement for its Delano facilities, effective December 31, 1999. The terms of the agreement call for the Company to receive payments over seven years in lieu of operating under its current agreement. The Company recorded a charge of $51.0 million as a result of entering into the new agreement, including $47.5 million to write down the plants and related assets to the present value of their estimated future cash flows, $2.4 million related to a charge for the cancellation of the facilities' primary fuel contract, and $1.1 million to write off cost in excess of net assets acquired that arose in connection with the acquisition of the facilities.
      Pacific Gas & Electric (PG&E), the customer under a long-term power-sales agreement at the Company's Woodland, California, plant, has interpreted the terms of such agreement to permit PG&E to cease payment of fixed contract rates effective August 1999, and to thereafter purchase power at avoided cost rates.
The Company believes that PG&E stopped paying fixed cost rates six months earlier than called for under the Company's power-sales agreement with PG&E.
Although the Company is considering its alternatives concerning this dispute, during fiscal 1999 the Company recorded a charge of $3.8 million, representing impairment of the Company's remaining net investment in the Woodland facility as a result of PG&E's decision to cease making payments of the fixed contract rates six months earlier than anticipated.
      During fiscal 1999, the Company recorded a charge of $1.5 million to write off a power plant that is held for sale. The Company believes that the salvage value, if any, is nominal. In addition, the Company wrote off $0.4 million of unrecovered development costs for a project in Italy. The Company agreed to sell its interest in the Italy project to its joint venture partner for $2.5 million and wrote off the balance of its development costs. The Company also recorded other restructuring costs of $0.8 million, primarily representing the write-off of abandoned fixed assets.
      In connection with certain of these restructuring actions, the Company provided $0.2 million for severance for 3 employees.
      In September 1999, the Company entered into an agreement to terminate the power-sales agreement for its Gorbell facility in Athens, Maine. Under the terms of the agreement, the Company received a payment in lieu of operating under its current agreement, which was scheduled to expire in fiscal 2007. The Company has recorded unusual income of $13.5 million as a result of entering into this agreement. This amount represents the excess of the proceeds from the termination of the agreement over lease and fuel agreement termination costs, aggregating $17.4 million and $6.8 million, respectively, and $2.3 million of assets that were written off. The assets principally consist of leasehold improvements and related plant assets. The Company obtained ownership of the Gorbell facility in this transaction, although the Company has not determined if it will be economically beneficial to operate the plant in the future. In fiscal
1999, the Gorbell facility had revenues and operating income prior to the nonrecurring gain of $9.2 million and $1.3 million, respectively.

9.    Restructuring and Nonrecurring Costs, Net (continued)

      In fiscal 1999, the Company also recorded a charge of $2.1 million representing the write-down of available-for-sale equity securities of KFx, its minority partner in the K-Fuel Facility. The Company deemed the impairment to be permanent based on stock prices at that time. This charge is included in other expense in the accompanying fiscal 1999 statement of operations.
      Except for activity recorded in accrued restructuring costs, the fiscal
1999 restructuring and related charges represent noncash charges. The Company expects to pay amounts accrued in fiscal 2000.
A summary of the changes in accrued restructuring costs is as follows:

                                           Land  Fuel Contract      Severance         Other
                                    Reclamation   Cancellation
(In thousands)                            Costs                                                     Total
--------------------------------- -------------- -------------- -------------- ------------- -------------

Balance at October 3, 1998               $    -         $    -         $   -         $    -         $    -
 Provision charged to expense             4,394          2,444           189            446          7,473
 Usage                                        -              -             -              -              -
                                         ------         ------         -----         ------         ------

Balance at October 2, 1999               $4,394         $2,444         $ 189         $  446         $7,473
                                         ======         ======         =====         ======         ======

Discontinued Operations
      During fiscal 1999, Thermo Trilogy recorded restructuring and related costs of $3.6 million. Thermo Trilogy recorded $0.6 million of restructuring costs, including $0.4 million for severance for 14 employees, all of whom were terminated as of October 2, 1999, and $0.2 million of other restructuring costs.
      In addition, following a period of weak performance in the biopesticides industry, Thermo Trilogy established inventory provisions of $3.0 million for inventories deemed unsaleable or excess based on current demand.

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


10.   Contingencies (continued)

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


12.   Long-term Obligations

      Long-term obligations consist of the following:

(In thousands except per share amounts)                                                    1999      1998
-------------------------------------------------------------------------- ---------- ---------- ---------

8.3% Tax-exempt Revenue Bonds, Series 1989 (payable in                                  $13,400    $17,400
 semi-annual installments, with a final payment in December 2000)
8.3% Tax-exempt Revenue Bonds, Series 1990 (payable in                                   13,800     18,200
 semi-annual installments, with a final payment in December 2000)
6.0% Tax-exempt Revenue Bonds, Series 1991 (payable in                                    6,500     16,200
 semi-annual installments, with a final payment in June 2000)
Noninterest-bearing Subordinated Convertible Debentures, due                              1,820      2,450
 March 2001 (convertible at $13.56 per share)
4.875% Subordinated Convertible Debentures, due April 2004                               44,950     44,950
 (convertible at $16.50 per share)                                                      -------    -------

                                                                                         80,470     99,200
Less:  Current Portion of Long-term Obligations                                          19,200     18,100
                                                                                        -------    -------

                                                                                        $61,270    $81,100
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


13.   Significant Customers and Concentrations of Credit Risk

Significant Customers
      Revenues from three electric utility customers as a percentage of total revenues were approximately 19%, 34%, and 30% in fiscal 1999; 19%, 35%, and 35% in fiscal 1998; and 20%, 34%, and 35% in fiscal 1997.

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

                                                                          1999                  1998
                                                               --------------------- ---------------------
                                                                Carrying       Fair   Carrying       Fair
(In thousands)                                                    Amount      Value     Amount      Value
-------------------------------------------------------------- ---------- ---------- ---------- ----------

Long-term Obligations:
 Convertible obligations                                         $46,770    $39,846    $47,400    $ 47,617
 Other long-term obligations                                      14,500     15,329     46,046      48,098
                                                                 -------    -------    -------    --------

                                                                 $61,270    $55,175    $93,446    $ 95,715
                                                                 =======    =======    =======    ========

Interest Rate Swaps Receivable                                              $   853               $  2,052

      The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year ends. The fair value of convertible obligations at fiscal year-end 1999 is below the carrying amount primarily due to the conversion price of the convertible obligations exceeding the market price of the Company's common stock.
      Interest rate swap agreements are in place on the borrowings associated with the Delano facilities and are with a different counter-party than the holders of the underlying debt. These swaps have terms expiring in December 2000 commensurate with the final maturity of the debt. The swaps have effectively converted floating rate debt (Note 12) to fixed rate borrowings. Management believes any credit risk associated with the swaps is remote. The notional amount of the swap agreements was $33.6 million and $53.6 million at fiscal year-end 1999 and 1998, respectively. The fair value of such agreements is the estimated amount that the Company would pay upon termination of the contract, taking into account the change in market interest rates and creditworthiness of the counterparties. During fiscal 1999 and 1998, the average variable rate received under the swap agreement was 3.0% and 3.6%, respectively.


15.   Comprehensive Income

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

(In thousands)                                                                                1999   1998
------------------------------------------------------------------------------------------- ------- ------

Cumulative Translation Adjustment                                                            $ 211   $  42
Net Unrealized Loss on Available-for-sale Investments                                         (164)     (2)
                                                                                             -----   -----

                                                                                             $  47   $  40
                                                                                             =====   =====



16.   Earnings (Loss) per Share

      Basic and diluted earnings (loss) per share were calculated as follows:

(In thousands except per share amounts)                                        1999        1998       1997
------------------------------------------------------------------------- ---------- ----------- ----------

Basic
Income (Loss) from Continuing Operations                                    $(56,957)  $ 23,510    $22,505
Income (Loss) from Discontinued Operations                                    (2,463)     7,699         40
                                                                            --------   --------    -------

Net Income (Loss)                                                           $(59,420)  $ 31,209    $22,545
                                                                            --------   --------    -------

Weighted Average Shares                                                       35,944     29,299     24,613
                                                                            --------   --------    -------

Basic Earnings (Loss) per Share:
 Continuing operations                                                      $  (1.58)  $    .80    $   .91
 Discontinued operations                                                        (.07)       .26          -
                                                                            --------   --------    -------

                                                                            $  (1.65)  $   1.07    $   .92
                                                                            ========   ========    =======

Diluted
Income (Loss) from Continuing Operations                                    $(56,957)  $ 23,510    $22,505
Income (Loss) from Discontinued Operations                                    (2,463)     7,699         40
                                                                            --------   --------    -------

Net Income (Loss)                                                            (59,420)    31,209     22,545

Effect of:
 Convertible debentures                                                            -      2,387      2,374
 Majority-owned subsidiary's dilutive securities - discontinued operations         -        (13)         -
                                                                            --------   --------    -------

Income (Loss) Available to Common Shareholders, as Adjusted                 $(59,420)  $ 33,583    $24,919
                                                                            --------   --------    -------

Weighted Average Shares                                                       35,944     29,299     24,613
Effect of:
 Convertible debentures                                                            -      9,541     13,746
 Stock options                                                                     -        312        381
                                                                            --------   --------    -------

Weighted Average Shares, as Adjusted                                          35,944     39,152     38,740
                                                                            --------   --------    -------

Diluted Earnings (Loss) per Share:
 Continuing operations                                                      $  (1.58)  $    .66    $   .64
 Discontinued operations                                                        (.07)       .20          -
                                                                            --------   --------    -------

                                                                            $  (1.65)  $    .86    $   .64
                                                                            ========   ========    =======

      Options to purchase 633,000, 73,000, and 76,000 shares of common stock were not included in the computation of diluted earnings (loss) per share for fiscal 1999, 1998, and 1997, respectively, because their effect would have been antidilutive due to the options' exercise prices exceeding the average market price for the common stock and, in fiscal 1999, due to the Company's net loss position. In addition, the computation of diluted earnings (loss) per share for


16.   Earnings (Loss) per Share (continued)

fiscal 1999 excludes the effect of assuming the conversion of the Company's
$45.0 million principal amount of 4.875% convertible debentures, convertible at $16.50 per share, and $1.8 million principal amount of noninterest-bearing subordinated convertible debentures, convertible at $13.56 per share because the effect would be antidilutive due to the Company's net loss position.

17.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                           First       Second   Third (a)  Fourth (b)
--------------------------------------------------------- ----------- ------------ ----------- -----------

Revenues                                                     $40,375     $ 41,036    $ 45,403     $ 51,524
Gross Profit                                                   9,876        7,959      12,732       14,652
Income (Loss) from Continuing Operations                       3,067        1,871     (74,435)      12,540
Net Income (Loss)                                              2,510        1,754     (74,558)      10,874
Earnings (Loss) per Share from Continuing
Operations:
 Basic                                                           .09          .05      (2.07)          .35
 Diluted                                                         .08          .05      (2.07)          .33
Earnings (Loss) per Share:
 Basic                                                           .07          .05      (2.07)          .30
 Diluted                                                         .07          .05      (2.07)          .29

1998                                                           First       Second       Third  Fourth (c)
--------------------------------------------------------- ----------- ------------ ----------- -----------

Revenues                                                     $41,420     $ 39,167     $42,930     $ 52,426
Gross Profit                                                  13,671       10,249      12,394       23,354
Income from Continuing Operations                              5,002        1,841       4,492       12,175
Net Income                                                     9,258        4,198       4,824       12,929
Earnings per Share from Continuing Operations:
 Basic                                                           .20          .08         .14          .34
 Diluted                                                         .15          .06         .13          .32
Earnings per Share:
 Basic                                                           .38          .17         .15          .36
 Diluted                                                         .25          .13         .14          .34

(a) Reflects restructuring and related costs of $126.4 million.
(b) Reflects $1.1 million of fees associated with the sale of a power-sales agreement, nonrecurring income of $13.5 million, and restructuring and related costs of $1.3 million from continuing operations. Reflects restructuring costs of $0.6 million and inventory provisions of $3.0 million from discontinued operations.
(c) Reflects the inclusion of $1.9 million of fees received from the release by the Company of certain rights relating to power-generating equipment.


18.   Subsequent Events

Proposed Reorganization
      In January 2000, Thermo Electron updated its proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company.
Under this plan, Thermo Electron will acquire the minority interest in the Company by exchanging 0.431 shares of Thermo Electron common stock for each share of Company common stock. As a result, the Company would become a wholly owned subsidiary of Thermo Electron. This transaction is expected to be completed by the end of the third quarter of fiscal 2000. The proposed transaction will require completion of review by the Securities and Exchange
Commission of necessary filings. Thermo Electron has determined that the Company is no longer a core business and is therefore evaluating its strategic options for the Company.

Discontinued Operations
      On January 31, 2000, Thermo Electron announced a plan under which the Company will divest its Thermo Trilogy Corporation subsidiary, which represents its Biopesticides segment. In accordance with the provisions of APB No. 30 concerning reporting the effect of disposal of a segment of a business, the Company classified the results of operations of the Biopesticides segment as discontinued in the accompanying statement of operations. In addition, the net assets of the Biopesticides segment were classified as net assets of discontinued operations in the accompanying balance sheet, and primarily consisted of inventories, accounts receivable, and machinery and equipment, net of certain current liabilities, principally accounts payable.
      Summary operating results of the Biopesticides segment were as follows:

(In thousands)                                                                 1999        1998      1997
--------------------------------------------------------------------- --- ---------- ----------- ---------

Revenues                                                                     $27,155    $33,028    $15,930
Costs and Expenses                                                            32,448     23,849     15,884
                                                                             -------    -------    -------

Income (Loss) from Discontinued Operations Before Income                      (5,293)     9,179         46
 Tax Benefit and Minority Interest
Income Tax (Provision) Benefit                                                 2,143     (1,172)        (6)
Minority Interest (Expense) Income                                               687       (308)         -
                                                                             -------    -------    -------

Income (Loss) from Discontinued Operations                                   $(2,463)   $ 7,699    $    40
                                                                             =======    =======    =======

      The Company expects to complete the sale of the Biopesticides segment by the end of the first quarter of fiscal 2001.


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



                                                         Arthur Andersen LLP



Boston, Massachusetts November 8, 1999
(Except for the matters discussed in Note
18, as to which the date is January 31, 2000)


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

Overview

      The Company's continuing operations operate independent electric power-generation facilities through joint ventures, limited partnerships, or wholly owned subsidiaries (the Operating Companies), as well as a natural gas business (Star Natural Gas).
      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company would be merged into and become a wholly owned subsidiary of Thermo
Electron. In addition, Thermo Electron has announced that the Company will divest its Thermo Trilogy Corporation subsidiary, which represented its Biopesticides segment (Note 18). Following this announcement, the Company's continuing operations operate in one reportable segment, Energy.
      Each Operating Company in the United States typically sells power under a long-term power-sales agreement. The profitability of operating the Company's facilities depends on the price received for power under the power-sales agreements with power purchasers, on plant performance or availability, and on the fuel, operating, and maintenance costs for the facilities. The Company earns a disproportionately high share of its income in May to October due to the rate structures under the power-sales agreements for its California plants, which provide strong incentives to operate during this period of high demand.
Conversely, the Company has historically operated at marginal profitability during the second fiscal quarter due to the rate structure under these agreements. The Company's profitability is also dependent on the amount of development expenses that it incurs.
      Through May 1999, the Company also operated in the field of engineered clean fuels through a limited partnership agreement with KFx, Inc. The Company is a 95% partner in a partnership that was established to develop, construct, and operate a subbituminous coal-beneficiation facility near Gillette, Wyoming
(the K-Fuel Facility). In May 1999, the Company made a decision to hold the K-Fuel Facility for sale or disposal (Note 9).
      The Company has expanded its energy operations into international markets and has begun business- development efforts in the Czech Republic and Germany.
In January 1998, the Company, through a wholly owned subsidiary's participation in a joint venture, indirectly acquired a majority interest in the assets of a 12-megawatt energy center near Tabor, Czech Republic, along with the business of five auxiliary boilers in the town of Pribram, Czech Republic (the Czech
Republic operations). The Company completed an expansion of the facility to 50-megawatt capacity in March 1999. In September 1999, the Company purchased, through a joint venture, a 58-megawatt electricity generating facility in Premnitz, Germany (Premnitz) for $4.5 million, including the assumption of debt
(Note 3). The cost of business-development efforts may increase as the Company expands into these markets due to increased complexity inherent in foreign development. In addition, the amount of cash required to fund the equity component of these investments is expected to increase, due to the financing requirements of lenders in foreign markets.
      During fiscal 1998, the Company established its Star Natural Gas subsidiary in Dallas, Texas, to pursue opportunities in the natural gas gathering, processing, storage, and marketing business. In May 1999, Star purchased one gas gathering system and two gas processing plants (the gas facilities) for $8.6 million in cash and future contingent payments based on the performance of the gas facilities of up to $5.6 million (Note 3).


Overview (continued)

      Since its inception, the Company has derived a substantial majority of its revenue from the development, construction, and operation of biomass-fueled electric-generation facilities. While the Company's U.S. biomass energy business is expected to continue to generate revenues for the foreseeable future, the Company expects the aggregate revenues and profitability associated with this business to decline significantly beginning in fiscal 2000 due to the expiration or termination of power-sales agreements at the biomass facilities. In anticipation of this decline, the Company has explored other options for its biomass facilities, including disposal or repowering (Note 9). Such efforts will continue in fiscal 2000. In addition, within the next few years, the Company expects a substantial portion of its revenues to be derived from other business ventures such as repowering, and natural gas gathering and storage. A major portion of the Company's efforts will be focused on developing and acquiring new power projects, including repowering existing power plants and natural gas gathering and storage projects. The Company has had limited prior experience in the repowering of power plants and in the natural gas gathering and storage business, and there can be no assurance that the Company will be able to successfully develop, market, or sell its services in these areas. The Company's future success will depend significantly on its ability to develop, introduce, and integrate new products and services in these areas. No assurance can be given that the Company will be successful in this regard. Any failure or inability of the Company to implement these strategies would have a material adverse effect on the Company's business, financial condition, and results of operations.

Results of Operations

Fiscal 1999 Compared With Fiscal 1998
      Revenues were $178.3 million in fiscal 1999, compared with $175.9 million in fiscal 1998. Revenues increased by $5.7 million from the operation of newly acquired electricity-generating facilities and by $3.5 million at Star Natural
Gas, primarily due to the inclusion of revenues from the gas facilities, acquired in May 1999. Revenues also increased $4.7 million at the Company's
Czech Republic operations due to a plant expansion and, to a lesser extent, the inclusion of its revenues for a full twelve months in fiscal 1999, compared with nine months in fiscal 1998. These increases were offset in part by decreases in revenues aggregating $9.1 million at the Company's Mendota and Woodland facilities. The utility that purchases power from the Mendota and Woodland facilities commenced paying for power at avoided cost rates during the fourth quarter of fiscal 1999, as discussed below. During fiscal 1999 and 1998, the Company included revenues of $1.1 million and $1.9 million, respectively, of developer fees for the transfer to third parties of rights to two power-sales agreements.
      During fiscal 1999, Southern California Edison (SCE), the utility that purchases the output of the Company's Delano I and Delano II facilities, interpreted the power-sales agreement for the Delano facilities to permit SCE to pay reduced rates for energy produced during off-peak periods. Although the Company contests this interpretation, SCE has reduced its payments to reflect the lower rate and accordingly, during the fourth quarter of fiscal 1999, the Company recorded a reduction in revenues of $2.8 million related to this dispute. The Company is considering its alternatives concerning its claim.
      The gross profit margin decreased to 25% in fiscal 1999 from 34% in fiscal
1998, primarily due to a $5.8 million increase in operating losses before restructuring charges at the Company's K-Fuel Facility, which was placed in service in April 1998 and closed in May 1999. In addition, the transition to avoided cost rates at the Mendota plant contributed to the decrease in the gross profit margin.
      The power-sales agreements for the Company's Mendota, Woodland, and Delano plants in California are so-called standard offer #4 (SO#4) contracts, which require Pacific Gas & Electric (PG&E), in the case of Mendota and Woodland, and SCE, in the case of the Delano facilities, to purchase the power output of the projects at fixed rates through specified periods. Thereafter, the utility will pay a rate based upon the costs that would have otherwise been incurred by the purchasing utilities in generating their own electricity or in purchasing it from other sources (avoided


Fiscal 1999 Compared With Fiscal 1998 (continued)
cost). Avoided cost rates are currently substantially lower than the rates the Company has received under the fixed-rate portions of its contracts and are expected to remain so for the foreseeable future. PG&E stopped paying for power purchased from the Mendota and Woodland facilities at fixed cost rates effective in July and August 1999, respectively, although the Company believes that this change from fixed cost rates occurred six months earlier than the power-sales agreements provided. The Company is considering its alternatives concerning this dispute. Based on current avoided cost rates, the Company expects that the Woodland plant will operate at breakeven or nominal operating losses, primarily as a result of nonrecourse lease obligations that have been partially funded from the Woodland plant's past cash flows. Absent sufficient reductions in fuel prices and other operating costs, the Company will draw down power reserve funds to cover operating cash shortfalls and then, if such funds are depleted, either renegotiate its nonrecourse lease for the Woodland plant or forfeit its interest in the plant. Revenues from the Woodland plant were $28.9 million in fiscal
1999. The results of the Woodland facility were approximately breakeven, as a result of recording as an expense the funding of reserves required under Woodland's nonrecourse lease agreement to cover expected shortfalls in lease payments.
      As a result of the transition from fixed contract rates to avoided costs rates, the Mendota plant operated at a loss in the fourth quarter of fiscal 1999 and expects to do so in the first quarter of fiscal 2000. However, based on current avoided cost rates, the Mendota plant is expected to operate at a profit subsequent to the first quarter of fiscal 2000. The Mendota plant's revenues and operating income were $24.4 million and $3.8 million, respectively, in fiscal
1999. In May 1999, the Company reached an agreement to terminate its power-sales agreement, effective December 31, 1999, for the Delano facilities. As a result of reaching this agreement, the Company expects that the results of the Delano facilities will be reduced to breakeven or a nominal loss subsequent to December
1999. The Delano plants' aggregate revenues and operating income before restructuring charges were approximately $63.6 million and $33.4 million, respectively, in fiscal 1999. If the Company had been paid avoided cost rates for all of fiscal 1999 at its four principal California plants, revenues would have been approximately $67 million lower. In anticipation of these expected declines in revenues and operating income, the Company may continue to explore other options for its biomass facilities, including disposal or repowering.
      Selling, general, and administrative expenses as a percentage of revenues increased to 9% in fiscal 1999 from 8% in fiscal 1998, primarily due to the inclusion of higher selling, general, and administrative expenses as a percentage of revenues at Star Natural Gas and an increase of $2.0 million in business development costs over fiscal 1998.
      During fiscal 1999, the Company recorded restructuring and unusual costs, net, of $112.2 million (Note 9). Restructuring costs of $125.7 million include
$68.0 million recorded due to the Company's decision to hold the K-Fuel Facility for sale or disposal, $51.0 million recorded as a result of entering into an agreement to terminate the power-sales agreement at its Delano facilities, $3.8 million representing impairment of the Company's net investment in the Woodland facility, $1.5 million to write off a power plant that is held for sale, $1.2 million of other asset write-offs, and $0.2 million for severance. The Company also recorded $13.5 million of unusual income as a result of entering into an agreement to terminate the power-sales agreement at its Gorbell facility in Athens, Maine. The Gorbell plant's revenues and operating income before nonrecurring items were $9.2 million and $1.3 million, respectively, in fiscal
1999. The Company expects to complete the sale or disposal of the K-Fuel
Facility in fiscal 2000.
      Interest income decreased to $2.7 million in fiscal 1999 from $4.1 million in fiscal 1998. The decrease was primarily due to lower average invested balances due to cash expended for the acquisition and expansion of the Czech
Republic operations, the repurchase of Company common stock in fiscal 1998, construction of the K-Fuel Facility, the purchase of power-generation facilities and related sites in California, and the purchase of the gas facilities.
      Interest expense decreased to $7.3 million in fiscal 1999 from $11.0 million in fiscal 1998, primarily due to lower outstanding debt related to the Company's Delano and Mendota plants and, to a lesser extent, the conversion by Thermo Electron Corporation of $68.5 million principal amount of the Company's
4% subordinated convertible debentures in May 1998.


Fiscal 1999 Compared With Fiscal 1998 (continued)
      Other expense of $2.1 million in fiscal 1999 represents the write-down of available-for-sale equity securities held by the Company due to an impairment that the Company deems permanent (Note 9).
      The effective tax rate was a benefit of 36% in fiscal 1999 and a provision of 37% in fiscal 1998. The effective tax rate in fiscal 1999 differed from the statutory federal income tax rate, primarily due to tax credits earned from the production of fuel prior to the closure of the K-Fuel Facility and the exclusion of income taxed directly to a minority partner, offset in part by the effect of certain nondeductible restructuring costs. The effective tax rate in fiscal 1998 exceeded the statutory federal tax rate, primarily due to the impact of state income taxes, offset in part by the exclusion of income taxed directly to a minority partner.
      The Company recorded minority interest income in fiscal 1999, primarily due to the allocation of $1.5 million in restructuring costs to the Company's minority partner in the K-Fuel Facility (Note 9), offset in part by the allocation of income from plant operations to a minority partner in an Operating
Company. Minority interest expense in fiscal 1998 represents the allocation of income from plant operations to a minority partner in an Operating Company.
      In accordance with the provisions of Accounting Principles Board Opinion
No. 30 concerning reporting the effect of disposal of a segment of a business, the results of the Company's Biopesticides segment has been classified as discontinued operations in the accompanying statement of operations (Note 18).
The Company's discontinued operations recorded a loss of $2.5 million in fiscal
1999, compared with income of $7.7 million in fiscal 1998. The loss from discontinued operations in fiscal 1999 includes $0.6 million of restructuring costs and $3.0 million of inventory provisions for inventories deemed excess based on recent demand. Income from discontinued operations in fiscal 1998 includes a gain of $6.3 million on the sale of Thermo Trilogy common stock.

Fiscal 1998 Compared With Fiscal 1997
      Revenues increased to $175.9 million in fiscal 1998 from $164.3 million in fiscal 1997. The increase was primarily due to higher contractual energy rates at the Company's Delano, Gorbell, and Whitefield facilities and, to a lesser extent, the inclusion of $6.0 million of revenues from the Czech Republic operations, acquired in January 1998. Revenues in fiscal 1998 included $1.9 million of fees received from the release by the Company of certain rights relating to power-generating equipment. Revenues in fiscal 1997 included $8.2 million of previously deferred revenue related to an August 1993 agreement with a utility (Note 11).
      The gross profit margin decreased to 34% in fiscal 1998 from 35% in fiscal
1997. The decrease was primarily due to the effect on gross profit in fiscal
1997 of recording $8.2 million of previously deferred revenue and, to a lesser extent, $4.2 million of losses in fiscal 1998 at the Company's K-Fuel Facility.
      Selling, general, and administrative expenses as a percentage of revenues increased to 8% in fiscal 1998 from 6% in fiscal 1997. The increase resulted primarily from the inclusion of selling, general, and administrative expenses at the K-Fuel Facility.
      Interest income decreased to $4.1 million in fiscal 1998 from $5.1 million in fiscal 1997. The decrease was primarily due to lower average invested balances due to cash expended for the acquisition and expansion of the Czech
Republic operations, the repurchase of Company common stock, construction of the K-Fuel Facility, and the purchase of power-generation facilities and related sites in California.
      Interest expense decreased to $11.0 million in fiscal 1998 from $13.9 million in fiscal 1997. The decrease was primarily due to lower outstanding debt related to the Company's Delano and Mendota plants and, to a lesser extent, the conversion by Thermo Electron of $68.5 million principal amount of the Company's
4% subordinated convertible debentures in May 1998.
      The effective tax rate was 37% and 38% in fiscal 1998 and 1997, respectively. The effective tax rate exceeded the statutory federal income tax rate, primarily due to the impact of state income taxes, offset in part by the exclusion of income taxed directly to a minority partner.
      Minority interest expense represents the allocation of income from plant operations to a minority partner in an Operating Company.

Fiscal 1998 Compared With Fiscal 1997 (continued)
      The Company's discontinued operations had income of $7.7 million in fiscal
1998, compared with approximately breakeven results in fiscal 1997. Income from discontinued operations in fiscal 1998 includes a gain of $6.3 million on the sale of Thermo Trilogy common stock.

Liquidity and Capital Resources

      Working capital was $117.7 million at October 2, 1999, compared with $98.0 million at October 3, 1998. The Company had cash, cash equivalents, and current restricted funds of $48.0 million at October 2, 1999, compared with $65.1 million at October 3, 1998. In addition, at October 2, 1999, the Company had
$17.8 million invested in an advance to affiliate. Prior to the use of a new domestic cash management arrangement between the Company and Thermo Electron, which became effective June 1999, amounts invested with Thermo Electron were included in cash and cash equivalents. Current restricted funds, which consists of funds held in trust pursuant to certain lease and debt agreements, totaled
$28.0 million and $24.5 million at October 2, 1999, and October 3, 1998, respectively. In addition, cash and cash equivalents in the accompanying balance sheet includes $12.5 million and $12.0 million of cash at October 2, 1999, and October 3, 1998, respectively, which is restricted by the terms of certain lease and financing agreements. These restrictions limit the ability of the Operating
Companies to transfer funds to the Company in the form of dividends, loans, advances, or other distributions. Further, until such time, if ever, as projections of avoided costs change, all cash flows from the Woodland Operating
Company, other than cash required for tax distributions, will be restricted from distribution to the Company.
      During fiscal 1999, the Company's operating activities provided cash and restricted funds of $48.8 million, including $49.5 million from continuing operations. Cash provided by the Company's operations and an increase in accounts payable of $20.2 million was offset in part by $18.9 million of cash used to fund an increase in accounts receivable. The increase in accounts payable and accounts receivable are primarily due to increased business activity at Star Natural Gas, which did not have substantial operations until fiscal
1999. The Company expects to pay accrued restructuring costs of $7.5 million primarily over the next 12 months.
      The Company's investing activities, excluding advance to affiliate activity, used $23.3 million of cash during fiscal 1999, including $21.3 million from continuing operations. The Company's continuing operations expended $24.0 million on capital expenditures during fiscal 1999, including $11.0 million to complete construction on an expansion to 50-megawatt capacity at the Czech
Republic operations. In addition, the Company, through its Limited Partnership
Agreement with KFx Wyoming, Inc., expended $4.7 million for additions to the K-Fuel Facility. The Company expects to make capital expenditures for existing operations of approximately $47.0 million during fiscal 2000, primarily related to the projects discussed below. The Company also expended $12.6 million, net of cash acquired, for the purchase of one gas gathering system and two gas processing facilities and a power-generation facility in Germany (Note 3).
Proceeds from the termination of a power-sales agreement provided $15.8 million of cash in fiscal 1999 (Note 9).
      During fiscal 1999, the Company's financing activities used cash of $23.7 million, primarily for the repayment of long-term obligations and payments under capital lease obligations related to three of its California plants.
      The Company has completed the expansion project of its Czech Republic operations. The cost of the acquisition and expansion of this facility was approximately $32 million. The Company has begun repowering and expansion efforts at an existing project in Southern California and development efforts for an electricity-generating facility in Florida. The Company estimates the total cost of the Southern California and Florida projects to be $570 million and $105 million, respectively. The Company has committed to spend approximately
$140 million for the purchase of certain equipment for the Southern California facility, of which it has expended $5 million as a nonrefundable deposit. The
Company expects to obtain project financing to fund this purchase although it does not currently have any firm available credit facilities. In addition, together with a 10% joint venture partner, the Company is developing a gas storage facility in Colorado at an expected cost of $35 million. The Company expects it will require significant financing for these development and expansion projects, although the Company does not currently have any firm


Liquidity and Capital Resources (continued)

available credit facilities. Although the Company's projects are designed to produce positive cash flow over the long term, the Company will have to obtain significant additional funds from time to time to meet project development requirements, including the funding of equity investments, and to complete acquisitions. As the Company acquires, invests in, or develops future plants, the Company expects to finance them with nonrecourse debt, internal funds, or through borrowings from third parties. The Company has no agreements with third parties that assure funds will be available on acceptable terms, or at all.

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

Foreign Currency Exchange Rates
      The Company generally views its investment in foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in Czech koruna and British pounds sterling. The effect of a change in foreign exchange rates on the Company's net investment in foreign subsidiaries is recorded as a separate component of shareholders' investment. A 10% depreciation in fiscal year-end
1999 and 1998 functional currencies, relative to the U.S. dollar, would result in a reduction of shareholders' investment of $3.9 million and $0.5 million, respectively.

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

General

      Transition of Business Focus. Since its inception, the Company has derived a substantial majority of its revenue from the development, construction, and operation of biomass-fueled electric-generation facilities. While the Company's
U.S. biomass energy business is expected to continue to generate revenues for the foreseeable future, the Company expects the aggregate revenues and profitability associated with this business to decline significantly beginning in fiscal 2000 due to the expiration or termination of power-sales agreements at the biomass facilities. In anticipation of this decline, the Company has explored other options for its biomass facilities, including disposal or repowering. Such efforts will continue in fiscal 2000. In addition, within the next few years, the Company expects a substantial portion of its revenues to be derived from other business ventures such as repowering, and/or natural gas gathering and storage. A major portion of the Company's efforts will be focused on developing and acquiring new power projects, including repowering existing power plants, and natural gas gathering and storage projects. The Company has had limited prior experience in the repowering of power plants and in the natural gas gathering and storage business, and there can be no assurance that the Company will be able to successfully develop, market, or sell its products and services in these areas. The Company's future success will depend significantly on its ability to develop, introduce, and integrate new products and services in these areas. No assurance can be given that the Company will be successful in this regard. Any failure or inability of the Company to implement these strategies would have a material adverse effect on the Company's business, financial condition, and results of operations.

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

      Dependence on Utility Customers. Each of the current U.S. projects relies upon one power sales agreement with a single electric utility customer for the majority, if not all, of its revenues over the life of the power sales agreement. During fiscal 1999, Public Service of New Hampshire (PSNH), SCE, and
PG&E accounted for 19%, 34%, and 30%, respectively, of the Company's revenues.
The failure of any one utility customer to fulfill its contractual obligations could have a substantial negative impact on the Company. No assurance can be given that a particular utility will not be unwilling or unable, at some time, to make required payments under its power sales agreements. Further, in a deregulated market, the Company may do business with customers of various sizes and levels of credit-worthiness.

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

Other Risks

      Significant Quarterly Fluctuations in Operating Results. The Company's operating results fluctuate significantly from quarter to quarter based on a number of factors, primarily seasonal energy demand in California, which results in higher payments under the Company's California power-sales agreements in the months of May through October, and lower payments during the remainder of the year, and seasonal demand for its biopesticide products. The Company historically has operated at marginal profitability during its second fiscal quarter due to the rate structure under these agreements. In addition, the Company's operating results can be affected by utility imposed curtailments or by any operating problems that cause a plant to operate at less than normal capacity.

      Limitation on Access to Operating Company Assets and Cash Flow. The
Company's energy segment's operations are conducted through the Operating
Companies, and the Company's cash flow is contingent on the ability of the Operating Companies to make dividends or other distributions to the Company. The terms of certain leases and financial agreements to which the Operating
Companies are parties require that certain funds be held in trust and restricted from distribution to the Company. As of October 2, 1999, the Company and its subsidiaries had cash and cash equivalents totaling $20.0 million, of which approximately $12.5 million was restricted from distribution by the terms of certain Operating Companies' lease and financing agreements. In addition, until such time, if ever, as projections of avoided cost change, all cash flows from the Woodland operations, other than cash required for tax distributions, will be restricted from distribution to the Company. The inability of the Company to receive distributions from the Operating Companies could have a material adverse effect on the future growth of the Company.

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

Thermo Ecotek Corporation                                                       1999 Financial Statements

                                      Selected Financial Information
                                                                                                   Nine
                                                                                                   Months
                                                                                 Year Ended      Ended (e)
                                            Oct. 2,    Oct. 3,   Sept. 27, Sept. 28,  Sept. 30,  Sept. 30,
(In thousands except per share amounts)    1999 (a)   1998 (b)   1997 (c)   1996 (d)       1995       1995
------------------------------------------ ---------- ---------- --------- ---------- ---------- ---------
                                                                          (Unaudited)
Statement of Operations Data
Revenues                                   $ 178,338  $ 175,943  $164,261  $ 148,389  $ 139,319  $ 107,139
Income (Loss) from Continuing Operations     (56,957)    23,510    22,505     18,126     12,540     10,264
Net Income (Loss)                            (59,420)    31,209    22,545     17,780     12,540     10,264
Earnings (Loss) per Share from
 Continuing Operations:
   Basic                                      (1.58)        .80       .91        .77        .58        .46
   Diluted                                    (1.58)        .65       .64        .54        .43        .34
Earnings (Loss) per Share:
   Basic                                      (1.65)       1.07       .92        .76        .58        .46
   Diluted                                    (1.65)        .86       .64        .54        .43        .34
Weighted Average Shares:
   Basic                                      35,944     29,299    24,613     23,528     21,796     22,477
   Diluted                                    35,944     39,152    38,740     36,292     33,014     33,815


Balance Sheet Data
Working Capital                            $ 117,688  $  97,982  $103,826  $  81,463             $  58,361
Total Assets                                 442,814    488,077   479,100    448,058               390,476
Long-term Obligations                         61,270     93,446   204,690    209,281               202,360
Shareholders' Investment                     190,981    249,562   147,328    129,687                92,985


(a) Reflects a $127.8 million pretax charge for restructuring and related costs, consisting of restructuring costs of $125.7 million and other expense of $2.1 million. Also reflects $13.5 million of unusual income.
(b) Reflects the conversion by Thermo Electron of $68.5 million principal amount of 4% subordinated convertible debentures.
(c) Reflects the April 1997 issuance of $50.0 million principal amount of 4.875% subordinated convertible debentures.
(d) Reflects the March 1996 issuance of $37.0 million principal amount of noninterest-bearing subordinated convertible debentures.
(e) In June 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the
    Company's 39-week transition period ended September 30, 1995, is presented.

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

                                                                       Fiscal 1999           Fiscal 1998
                                                                  -----------------     ----------------
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